As filed with the Securities and Exchange Commission on October 26, 2023.
Registration No. 333-274657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Electriq Power Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4911	85-3310839
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
625 N. Flagler Drive, Suite 1003
West Palm Beach, Florida 33401
(833) 462-2883
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank Magnotti
Chief Executive Officer
625 N. Flagler Drive, Suite 1003
West Palm Beach, Florida 33401
(833) 462-2883
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Barry I. Grossman
Anthony Ain
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer:	☐	Accelerated filer:	☐
Non-accelerated filer:	☒	Smaller reporting company:	☒
		Emerging growth company:	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION	DATED OCTOBER 26, 2023
Electriq Power Holdings, Inc.
46,888,151 Shares of Class A Common Stock
3,000,000 Warrants
17,920,737 Shares of Class A Common Stock Issuable Upon Election of Series A Preferred Stock Holders
16,333,333 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
This prospectus relates to the issuance by Electriq Power Holdings, Inc., a Delaware corporation (“we,” “us,” “our,” the “Company,” “Registrant” and “Electriq”), of an aggregate of (a) up to 16,333,333 shares of our Class A common stock, par value $0.0001 per share (the “common stock”), which consists of (i) up to 2,000,000 shares of common stock that are issuable upon the exercise of 2,000,000 warrants (the “Private Placement Warrants”), originally issued to RBC Capital Markets, LLC (“RBC”), in a private placement at a price of $1.50 per warrant in connection with the initial public offering (the “TLG IPO”) of TLG Acquisition One Corp., a Delaware corporation (“TLG”), by RBC, (ii) up to 13,333,333 shares of common stock that are issuable upon the exercise of 13,333,333 warrants (the “Public Warrants”), originally issued as part of the units offered in the TLG IPO at a price of $10.00 per unit, with each unit consisting of one share of common stock and one-third of one Public Warrant, by the holders thereof, and (iii) up to 1,000,000 shares of common stock that are issuable upon the exercise of 1,000,000 Private Placement Warrants in connection with the Working Capital Loan Conversion (as defined herein) (together with the Private Placement Warrants and Public Warrants, the “Warrants”), originally issued to TLG Acquisition Founder LLC, a Delaware limited liability company and the sponsor of TLG (the “Sponsor”), in connection with closing of the Merger (as defined herein) (the “Closing”); and (b) up to 17,920,737 shares of common stock issuable upon the election of the holders of our Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), on the mandatory redemption date (the “Mandatory Redemption Date”), which is the third (3rd) anniversary date of the original issuance date of Series A Preferred Stock, originally issued to certain of the selling securityholders named in this prospectus. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of $6.57 per share.
This prospectus also relates to the offer and resale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in this prospectus (the “selling securityholders”) of (i) up to 46,888,151 shares of common stock, which consists of (a) up to 18,363,030 shares of common stock, including (1) 1,090,217 Retained Sponsor Shares (as defined herein) that were issued to the Sponsor at an aggregate price of $25,000, or approximately $0.003 per share, in connection with the TLG IPO, (2) 3,616,360 shares of common stock issued at a deemed price of $1.57 per share in connection with grants of restricted stock under the Equity Incentive Plan (as defined herein), (3) 90,493 shares of common stock underlying stock options, which were issued at no consideration and which are exercisable at approximately $0.83 per share, and (4) 13,565,960 shares of common stock issued in connection with the Closing at a deemed price of $5.07 per share, by certain of the selling securityholders named in this prospectus, (b) up to 2,000,000 shares of common stock that are issuable upon the exercise of the Private Placement Warrants by RBC at an exercise price of $6.57 per share, which were originally issued in a private placement at a price of $1.50 per warrant in connection with the TLG IPO, (c) up to 1,000,000 shares of common stock that are issuable upon the exercise of 1,000,000 Private Placement Warrants by the Sponsor at an exercise price of $6.57 per share, which were originally issued to the Sponsor at a price of $1.50 per warrant, in connection with the Working Capital Loan Conversion, by certain of the selling securityholders named in this prospectus, and (d) up to 25,525,121 shares of common stock issuable upon the election of the holders of our Series A Preferred Stock on the Mandatory Redemption Date, which were originally issued to certain of the selling securityholders named in this prospectus at a deemed price of $9.85 per share of Series A Preferred Stock, or a deemed price of approximately $0.65 per share of common stock (assuming the maximum conversion ratio on the Mandatory Redemption Date of approximately 15.21 shares of common stock, which would result from a trading price per share of Class A common stock of $1.00 per share or less) and (ii) up to 3,000,000 Private Placement Warrants, which consists of (y) up to 2,000,000 Private Placement Warrants held by RBC, which were originally issued in a private placement at a price of $1.50 per warrant in connection with the TLG IPO, and (z) 1,000,000 Private Placement Warrants, which were originally issued to the Sponsor at a price of $1.50 per warrant, in connection with the Working Capital Loan Conversion, by certain of the selling securityholders named in this prospectus.
On July 31, 2023, we consummated the transactions contemplated by that certain Merger Agreement, dated as of November 13, 2022 and further amended on December 23, 2022, March 22, 2023 and June 8, 2023 (the “Merger Agreement”), by and among Electriq Power, Inc., a Delaware corporation (“Legacy Electriq”), TLG and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG (“Merger Sub”). As contemplated by the Merger Agreement, Merger Sub merged with and into Legacy Electriq, with Legacy Electriq surviving such merger as a wholly-owned subsidiary of TLG. The separate corporate existence of Legacy Electriq ceased and the Legacy Electriq equityholders became equityholders of TLG, which changed its name to Electriq Power Holdings, Inc.
We are registering the securities for resale pursuant to the selling securityholders’ registration rights under certain agreements between us, on the one hand, and the selling securityholders, on the other hand. Our registration of the securities covered by this prospectus does not mean that the selling securityholders will offer or sell any of the shares of common stock or Warrants.
We will not receive any proceeds from the sale of shares of common stock and Warrants by the selling securityholders pursuant to this prospectus. We will receive up to approximately $107.3 million from the exercise of the Warrants for cash, but will not receive any proceeds from the sale of the shares of common stock issuable upon such exercise. Each Warrant entitles the holder thereof to purchase one share of common stock at a price of $6.57 per share. On October 23, 2023, the closing price of our common stock was $1.04 and the closing price of our Public Warrants was $0.03. We believe that the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive from such exercise, is dependent upon the trading price of our common stock. If the trading price of our common stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of our common stock is above the exercise price thereof. The Warrants are exercisable on a cashless basis under certain circumstances specified in the Warrant Agreement, as amended (the “Warrant Agreement”), dated as of January 27, 2021, by and between TLG and Continental Stock Transfer & Trust Company (“Continental”). To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from such exercises will decrease. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity.
Sales of a substantial number of our shares of common stock and/or Warrants in the public market by the selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could increase the volatility of and cause a significant decline in the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. See “Risk Factors – Sales of a substantial number of our securities in the public market by the selling securityholders and/or by our existing stockholders could cause the price of our shares of common stock and Warrants to fall.”
The selling securityholders may have purchased the securities covered by this prospectus at prices (or at assumed prices) that were different than the public trading price of those securities. As a result, some of the selling securityholders may still experience a positive rate of return on the securities they purchased based on the current trading price, even though the public securityholders may not experience a similar rate of return on the securities they purchased (due to differences in the price at which such securities were acquired by the public securityholders and the current trading price). Public securityholders who purchased units offered in the TLG IPO paid a price of $10.00 per unit, with each unit consisting of one share of common stock and one-third of one Public Warrant. Subsequent purchasers in the secondary market would have purchased units, shares or Public Warrants at different prices, depending on the public trading price of those securities at the time they were purchased. The Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for its 1,090,217 Retained Sponsor Shares. Based on the closing price of our common stock as of October 23, 2023 of $1.04, upon the sale of our common stock, the Sponsor may experience a potential profit of up to $1.037 per share of common stock, or up to approximately $1.1 million in the aggregate, for their Retained Sponsor Shares. In addition, the Sponsor and RBC each hold Private Placement Warrants, which were purchased by the Sponsor and by RBC at a price of $1.50 per Private Placement Warrant. On October 23, 2023, the closing price of the Public Warrants as reported by the NYSE was $0.03 per Public Warrant. Accordingly, neither the Sponsor nor RBC would make any profit upon resale of their Private Placement Warrants if they were to sell such Private Placement Warrants at a price equal to that price. On October 23, 2023, the closing price of our common stock on the NYSE was $1.04 per share, which price was less than the $6.57 per share exercise price of the Private Placement Warrants. If the price of our common stock on the NYSE increases to over $6.57 per share, and if the Sponsor and/or RBC were able to exercise their Private Placement Warrants on a cashless basis in accordance with the terms of the Warrant Agreement and immediately sold the shares of common stock that would have been acquired upon such cashless exercise, the Sponsor and/or RBC could potentially earn a profit on such sale. Other selling stockholders who acquired their shares at an assumed price of $5.07 per share of common stock would not profit from any sale of such shares, based on the current trading price. See “Risk Factors – The securities being offered in this prospectus represent a substantial percentage of our outstanding common stock. The selling securityholders purchased the securities covered by this prospectus at different prices and may therefore make substantial profits upon resales.”
The selling securityholders may offer, sell or distribute all or a portion of their shares of common stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. The selling securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of common stock. The selling securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell the shares of common stock or Warrants in the section titled “Plan of Distribution.” In addition, certain of the securities being registered hereby are subject transfer restrictions that may prevent the selling securityholders from offering or selling such securities upon the effectiveness of the registration statement of which this prospectus is a part. See “Certain Relationships and Related-Person Transactions—New Electriq Following the Business Combination” for more information.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Our common stock is listed on New York Stock Exchange (“NYSE”) under the symbol “ELIQ” and our Warrants are listed on NYSE American under the symbol “ELIQ WS.” On October 23, 2023, the closing price of our common stock was $1.04 and the closing price of our Public Warrants was $0.03.
Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of this prospectus, and under similar headings in any amendment or supplements to this prospectus.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                , 2023.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling securityholders hereunder may, from time to time, sell the securities offered by them described in this prospectus.
We will not receive any proceeds from the sale of shares of common stock and Warrants by the selling securityholders pursuant to this prospectus. We will receive up to approximately $107.3 million from the exercise of the Warrants for cash, but will not receive any proceeds from the sale of the shares of common stock issuable upon such exercise. Each Warrant entitles the holder thereof to purchase one share of common stock at a price of $6.57 per share. On October 23, 2023, the closing price of our common stock was $1.04 and the closing price of our Public Warrants was $0.03. We believe that the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive from such exercise, is dependent upon the trading price of our common stock. If the trading price of our common stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of our common stock is above the exercise price thereof. The Warrants are exercisable on a cashless basis under certain circumstances specified in the Warrant Agreement, as amended (the “Warrant Agreement”), dated as of January 27, 2021, by and between TLG and Continental Stock Transfer & Trust Company (“Continental”). To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from such exercises will decrease. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity.
We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”
Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any post-effective amendment, or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for and can provide no assurance as to the reliability of any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any post-effective amendment and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “Registrant” and “Electriq” refer to the consolidated operations of Electriq Power Holdings, Inc., formerly known as TLG Acquisition One Corp., and its subsidiaries. References to “TLG” refer to the Company prior to the consummation of the Merger and references to “Legacy Electriq” refer to Electriq Power, Inc., a Delaware corporation, prior to the consummation of the Merger.

MARKET AND INDUSTRY DATA
This prospectus contains, and any post-effective amendment or any prospectus supplement may contain, information concerning the market and industry in which we conduct our business. Electriq operates in an industry in which it is difficult to obtain precise industry and market information. We have obtained market and industry data in this prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. We cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While we are not aware of any misstatements regarding any industry data presented in this prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
We and our subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this prospectus, are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, M and SM symbols, but their respective owners will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

BASIS OF PRESENTATION AND GLOSSARY
As used in this prospectus, unless otherwise noted or the context otherwise requires, references to:
“Canadian Securities Laws” means the securities laws of each province and territory of Canada, and the rules, instruments, regulations, notices and policies of each securities commission or other securities regulatory authority in each province or territory in Canada;
“Business Combination” are to the Merger and the other transactions that were contemplated by the Merger Agreement;
“bylaws” are to Electriq’s Amended and Restated Bylaws;
“Class A common stock” or “TLG Class A common stock” are to the shares of TLG’s Class A common stock, par value $0.0001 per share, prior to the Merger, and to shares of Electriq Class A common stock after the Merger;
“Class F common stock” or “TLG Class F common stock” are to the shares of TLG’s Class F common stock, par value $0.0001 per share, prior to the Merger;
“Closing” are to the closing of the Merger;
“Closing Date” are July 31, 2023;
“Closing Financings” are to the purchase of an aggregate of 650,000 shares of TLG common stock for $6.5 million at Closing, including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock, together with 250,000 shares of TLG preferred stock as an incentive, and (ii) $1.5 million from other Legacy Electriq investors for 150,000 shares of TLG common stock, together with 75,000 shares of TLG preferred stock as an incentive;
“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
“common stock” or “TLG common stock” are, as the context requires, to the Class A common stock and Class F common stock of TLG prior to the Merger, and to shares of Class A common stock of Electriq after the Merger;
“Company” are, as the context requires, to Electriq, TLG or Legacy Electriq;
“Charter” are to Electriq’s Second Amended and Restated Certificate of Incorporation;
“DGCL” are to the Delaware General Corporation Law, as may be amended from time to time;
“Effective Time” are to the effective time of the Merger;
“Equity Incentive Plan” are to the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan;
“Electriq common stock” are to shares of Class A common stock, par value $0.0001 per share, of Electriq after the Merger;
“Electriq preferred stock,” “Series A Preferred Stock” or “TLG preferred stock” are to shares Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of Electriq after the Merger, which have substantially the same features as the Legacy Electriq cumulative preferred stock;
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
“Exchange Ratio” are to a fraction (a) the numerator of which is the merger consideration and (b) the denominator of which is the Total Company Shares Outstanding;
“Financing Transactions” are to the Pre-Closing Financings, the Pre-Closing Loan Conversion, the Closing Financings, the Lawrie Notes Conversion, the Post-Closing Lawrie Investment and the Working Capital Loan Conversion;

“Forward Purchase Agreement” are to that certain agreement, dated July 23, 2023, by and among TLG, Legacy Electriq, Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP for an OTC Equity Prepaid Forward Transaction.
“GAAP” are to generally accepted accounting principles in the United States;
“Greensoil” are to GBIF Management Ltd., which manages funds which are the owners of a majority of the shares of Legacy Electriq pre-2023 preferred stock;
“Insider Letter Agreement” are to that certain Letter Agreement, dated January 27, 2021, between Sponsor, certain affiliates of Sponsor and TLG;
“Investment Company Act” are to the Investment Company Act of 1940, as amended;
“Lawrie Notes” are to certain secured convertible promissory notes to be issued by Legacy Electriq in favor of John Michael Lawrie, as contemplated by that certain Amended and Restated Securities Purchase Agreement, dated December 23, 2022, as amended on March 22, 2023, between Legacy Electriq and John Michael Lawrie;
“Lawrie Notes Conversion” are to the conversion of the Lawrie Notes into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock, which is subject to the Closing;
“Legacy Electriq” are to Electriq Power, Inc., a Delaware corporation;
“Legacy Electriq capital stock” are to Legacy Electriq common stock and Legacy Electriq preferred stock;
“Legacy Electriq common stock” are to the common stock of Legacy Electriq, par value $0.0001 per share;
“Legacy Electriq cumulative preferred stock” are to shares of the Series B Cumulative Redeemable Preferred Stock of Legacy Electriq, par value $0.0001 per share;
“Legacy Electriq pre-2023 preferred stock” are to shares of the Seed Preferred of Legacy Electriq, par value $0.0001 per share, the Seed-1 Preferred of Legacy Electriq, par value $0.0001 per share, and the Seed-2 Preferred of Legacy Electriq, par value $0.0001 per share;
“Legacy Electriq preferred stock” are to shares of Legacy Electriq cumulative preferred stock and Legacy Electriq pre-2023 preferred stock;
“Legacy Electriq stockholders” are to the stockholders of Legacy Electriq prior to the closing of the Merger;
“Legacy Electriq warrants” are to the warrants to purchase Legacy Electriq common stock, whether vested or not vested, that are issued and outstanding immediately prior to the Effective Time, which were assumed by Electriq upon consummation of the Merger;
“Merger Agreement” are to that certain Merger Agreement (as amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023, and the Third Amendment to Merger Agreement dated June 8, 2023) by and among TLG, Merger Sub and Legacy Electriq;
“Merger” are to the transactions that were contemplated by the Merger Agreement, where Merger Sub merged with and into Legacy Electriq, with Legacy Electriq surviving such merger as a wholly-owned subsidiary of TLG;
“Merger Sub” are to Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG;
“Post-Closing Lawrie Investment” are to the purchase by Mr. Lawrie of up to 300,000 shares of TLG common stock at $10.00 per share, together with up to 150,000 shares of TLG preferred stock as an incentive, for up to $3.0 million, which is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings plus any amounts remaining in the Trust Account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate;
v

“Pre-Closing Financings” are to the purchase of shares of Legacy Electriq common stock for $18.1 million, together with shares of Legacy Electriq cumulative preferred stock as an incentive, including (i) $10.0 million from Mr. Lawrie, (ii) $4.5 million from an affiliate of an existing Legacy Electriq stockholder (the “Additional Investor”), (iii) $2.5 million in the aggregate from funds managed by Greensoil, and another Legacy Electriq stockholder, and (iv) $1.1 million from new Legacy Electriq investors (collectively, the “Pre-Closing Legacy Electriq Investors”);
“Pre-Closing Loan Conversion” are to the conversion of approximately $10.1 million of Legacy Electriq notes, including accrued interest (excluding the Lawrie Notes), to shares of Legacy Electriq common stock plus additional shares of Legacy Electriq common stock and Legacy Electriq cumulative preferred stock as an incentive;
“Private Capital Raise” are to any equity investments obtained by Legacy Electriq prior to Closing in connection with a private capital raise;
“Private Placement Warrants” are to (i) the 4,666,667 warrants to purchase shares of Class A common stock issued to Sponsor in a private placement simultaneously with the closing of the TLG IPO, which were relinquished and cancelled for no consideration at the Effective Time, (ii) 2,000,000 warrants to purchase shares of Class A common stock issued to RBC Capital Markets, LLC in a private placement simultaneously with the closing of the TLG IPO, and (iii) 1,000,000 warrants to purchase shares of TLG Class A common stock to be issued to Sponsor in connection with the Working Capital Loan Conversion;
“Public Shares” are to shares of Class A common stock sold as part of the units in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market);
“public stockholders” are to the holders of TLG’s Public Shares, including Sponsor and TLG’s management team to the extent Sponsor and/or members of the TLG management team purchase Public Shares; provided, that Sponsor’s and each member of the management team’s status as a “public stockholder” will only exist with respect to such Public Shares;
“Public Warrants” are to the redeemable warrants to purchase shares of Class A common stock sold as part of the units in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market);
“RBC” are to RBC Capital Markets, LLC;
“Retained Sponsor Shares” are to 1,090,217 shares of TLG Class F common stock that were not relinquished by Sponsor prior to the Closing and were converted into 1,090,217 shares of Electriq common stock at Closing;
“SEC” are to the U.S. Securities and Exchange Commission;
“Securities Act” are to the Securities Act of 1933, as amended;
“Sponsor” are to TLG Acquisition Founder LLC, a Delaware limited liability company, which was TLG’s sponsor;
“Sponsor Note” are to the non-interest-bearing promissory note executed by Sponsor and TLG in March 2021, as amended and restated in March 2022, September 2022 and June 2023;
“TLG” are to TLG Acquisition One Corp., a Delaware corporation, which became Electriq after the Merger;
“TLG capital stock” are to the TLG common stock and the TLG preferred stock, which is now Electriq common stock and Electriq preferred stock;
“TLG IPO” are to the initial public offering by TLG, which closed on February 1, 2021;
“TLG Operating Expenses” are to the operating expenses of TLG paid by TLG from the date of the TLG IPO to the Closing Date;
“Total Company Shares Outstanding” are to, without duplication, as of immediately before the Effective Time, the sum of (a) the number of issued and outstanding shares of Legacy Electriq common stock (after giving effect to the conversion of Legacy Electriq pre-2023 preferred stock and the conversion of all Legacy Electriq SAFEs and any Legacy Electriq stock options and Legacy Electriq warrants that are converted to Legacy Electriq common stock prior to the Closing), (b) treating all outstanding Legacy Electriq convertible securities as fully vested (as applicable) and as if the Legacy Electriq convertible securities (other than the Lawrie Notes) had been converted, exchanged or exercised in full as of the Effective Time (calculated using the treasury stock method of accounting);
“Trust Account” are to the trust account established by TLG for the benefit of its stockholders with Continental Stock Transfer & Trust Company, which ceased to exist as of the Closing;
“units” are to the units sold in the TLG IPO (whether they were purchased in the TLG IPO or thereafter in the open market) with each unit consisting of one Public Share and one-third of one Public Warrant;
“Warrants” are to the Public Warrants and the Private Placement Warrants, collectively;
“Working Capital Expense Conversion” are to the conversion of approximately $9.1 million of TLG Operating Expenses (including approximately $7.2 million of Working Capital Loans) at the Closing, comprised of (i) approximately $7.6 million of TLG Operating Expenses converted into approximately 756,635 shares of TLG common stock and 378,318 shares of TLG preferred stock as an incentive and (ii) approximately $1.5 million of TLG Operating Expenses converted into 1,000,000 Private Placement Warrants; and
“Working Capital Loans” are to amounts borrowed by TLG from Sponsor under the Sponsor Note.
Unless specified otherwise, amounts in this prospectus are presented in U.S. dollars.
Defined terms in the financial statements contained in this prospectus have the meanings ascribed to them in the financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including, among other things, statement regarding the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend” “may,” “might,” “plan,” “possible,” “potential,” “project,” “scheduled,” “seek,” “should,” “will” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the Company’s ability to:
•execute its business strategy, including expansions in new geographies;
•realize the benefits expected from the Business Combination;
•continue to develop new energy storage systems and software-enabled services to meet constantly evolving customer demands;
•acquire or make investments in other businesses, patents, technologies, products or services to grow the business;
•design, develop and sell services that are differentiated from those of competitors;
•attract, train, and retain effective officers, key employees or directors;
•enhance future operating and financial results;
•respond to increased competition from other companies in the energy storage industry;
•comply with laws and regulations applicable to their business;
•stay abreast of modified or new laws and regulations applicable to their business, including data and privacy regulation;
•anticipate the impact of, and respond to, new accounting standards;
•respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in foreign countries from various events;
•anticipate the significance and timing of contractual obligations;
•respond to the failure of customers and partners to comply with contractual obligations;
•respond to uncertainties associated with product and service development and market acceptance;
•successfully defend litigation;
•upgrade and maintain information technology systems;
•access, collect, and use personal data about consumers;
•acquire and protect intellectual property;

•anticipate rapid technological changes;
•meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;
•maintain the listing of Electriq’s securities on the NYSE;
•respond to or anticipate the impact of any natural disaster, calamity or pandemic;
•effectively respond to general economic and business conditions;
•obtain additional capital, including through use of the debt market, on acceptable terms; and
•successfully deploy the proceeds from the Business Combination.
Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.
You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus or the documents incorporated by reference herein. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus, the registration statement of which this prospectus is a part and the documents incorporated by reference herein carefully, including the information set forth under the heading “Risk Factors” and our financial statements.
Overview of the Company
Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s PowerPod energy storage system, with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other Grid Services, which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the OpenADR industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants. We sell our integrated energy storage solutions through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.
Electriq designs, assembles and deploys PowerPods, an energy storage system that stores energy from solar or the grid and contains a 7.6 kW hybrid inverter and Lithium Iron Phosphate batteries ranging in size from 10 kWh to 20 kWh and our PowerHub which contains the proprietary software providing seamless integration with solar, the grid and home energy management systems and supports multiple modes of operation as well as analytics and insights on energy production, consumption and storage. The PowerPod 2 provides cellular, ethernet or WiFi connectivity and is rated by the National Electrical Manufacturer Association for indoor or outdoor installation (referred to as NEMA 3R). Our PowerPod 2 is capable of being retrofitted to an existing solar system (AC-coupled) or installed as part of a new solar system (DC-coupled). Electriq’s proprietary software suite includes fleet management, installation and commissioning applications, in addition to consumer applications to monitor and control our energy storage systems.
Electriq firmly believes in enabling access to clean energy for all by developing partnerships with municipalities, community choice aggregators and sustainable solutions developers to provide sustainable and resilient solar microgrids to historically under-resourced communities. In its flagship sustainable community networks program, Electriq provides turnkey installation of solar, energy storage and software (“Projects”) to homeowners in those municipalities without FICO scores or credit checks. In exchange for agreeing to install a Project at their residence, the homeowner enters into a long-term Power Purchase Agreement (“PPA”) based upon production at a favorable per kWh price (below their existing utility rate) with fixed, not variable, annual escalations. Electriq partners with renewable project finance companies who can utilize certain incentives and tax credits to achieve appropriate risk-adjusted returns.
The Business Combination and Related Transactions
On November 13, 2022, TLG, Legacy Electriq and Merger Sub entered into the Merger Agreement (as amended by the First Amendment dated December 23, 2022, the Second Amendment dated March 22, 2023 and the Third Amendment dated June 8, 2023).

On July 26, 2023, TLG held a special meeting of its stockholders (the “Special Meeting”), at which holders of 11,365,663 shares of TLG’s Class A common stock and Class F common stock were present in person or by proxy, constituting a quorum for the transaction of business. Only stockholders of record as of the close of business on June 8, 2023, the record date for the Special Meeting, were entitled to vote at the Special Meeting.
At the Special Meeting, TLG’s stockholders voted to approve the proposals outlined in the final prospectus and definitive proxy statement filed by TLG with the SEC on July 12, 2023, including, among other things, the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Legacy Electriq, with Legacy Electriq continuing as the surviving corporation and as a wholly-owned subsidiary of TLG, and the issuance of TLG securities as consideration thereunder (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).
On July 31, 2023 (the “Closing Date”), the Business Combination, including the Merger, was completed (the “Closing”). In connection with the Closing, the Company changed its name from TLG Acquisition One Corp. to Electriq Power Holdings, Inc.
At the Closing, pursuant to the terms of the Merger Agreement and after giving effect to the redemptions of TLG Class A common stock by public stockholders of TLG:
•each share of Legacy Electriq common stock issued and outstanding immediately prior to the Closing (excluding shares owned by Legacy Electriq or any of its direct or indirect wholly-owned subsidiaries as treasury stock or by TLG) was cancelled and converted into the right to receive a number of shares of TLG Class A common stock equal to one (1) multiplied by the Exchange Ratio;
•each share of Legacy Electriq Series B preferred stock issued and outstanding immediately prior to the Closing was cancelled and converted into the right to receive a number of shares of TLG’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (“TLG preferred stock”), equal to one (1) multiplied by the Exchange Ratio;
•each outstanding vested and unvested Electriq stock option was assumed by TLG, cancelled and converted into an option to purchase a number of shares of Class A common stock equal to (a) the product of the number of shares of Electriq common stock underlying such Electriq stock option immediately prior to the Closing multiplied by the Exchange Ratio at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq stock option immediately prior to the Closing by (B) the Exchange Ratio; and
•the Lawrie Notes converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.
Immediately after giving effect to the Business Combination, there were 38,120,937 issued and outstanding shares of common stock. TLG’s public units separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from NYSE.
On August 1, 2023, the Company’s Class A common stock and warrants to purchase Class A common stock of the Company began trading on the NYSE and NYSE American, respectively, under the symbols “ELIQ” and “ELIQ WS,” respectively.
Lock-up Agreements
First Lock-up Agreement
In connection with the execution of the Merger Agreement, certain Legacy Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into lock-up agreements (each, as amended, a “First Lock-up Agreement”) with Legacy Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Legacy Electriq stockholders agreed, among other things, that their shares of TLG common stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) (such shares, the “First Restricted Securities”) may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “First Lock-Up Period”). Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Legacy Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Legacy Electriq stockholders will be released from the First Lock-Up Period.
Second Lock-up Agreement
In connection with the Merger Agreement, certain Legacy Electriq stockholders and noteholders entered into lock-up agreements (each, as amended, a “Second Lock-up Agreement”) with Legacy Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Legacy Electriq stockholders and noteholders agreed, among other things, that their shares of TLG capital stock (such shares, the “Second Restricted Securities”) received (a) in exchange for their shares of Legacy Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “Second Lock-up Period”); provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing.
Forward Purchase Agreement
On July 31, 2023, 29,924,971 shares of Class A common stock and 1,411,500 shares of TLG preferred stock were issued to Electriq stockholders, and 2,720,329 shares of Class A common stock and 1,178,318 shares of TLG preferred stock were issued in connection with the Closing Financings. After giving effect to the foregoing issuances, 38,120,937 shares of Class A common stock and 2,589,818 shares of TLG preferred stock were outstanding. Stockholders holding 7,736,608 of TLG’s public shares exercised their right to redeem such shares for a pro rata portion of the funds in TLG’s trust account (the “Trust Account”).
On July 23, 2023, TLG and Electriq entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively referred to as “Seller”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 3,534,492 shares of TLG common stock from third parties through a broker in the open market (“Recycled Shares”). On July 31, 2023, 251,194 additional shares of Electriq common stock were issued to Seller pursuant to the terms of a subscription agreement entered into in connection with the Closing (the “FPA Funding Amount PIPE Subscription Agreement”).
The Forward Purchase Agreement provides that $3,000,000 (the “Prepayment Shortfall”) will be paid by Seller to TLG not later than one local business day following the Closing (which amount shall be netted from the Prepayment Amount). Seller in its sole discretion may sell shares at any time following the trade date at prices (i) at or above $6.67 during the first six months following the Closing and (ii) at any sales price thereafter, without payment by Seller of any Early Termination Obligation (as defined in the Forward Purchase Agreement) until the earlier of such time as the proceeds from the such sales equal 100% of the Prepayment Shortfall (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale shares”). A sale of shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale notice is delivered under the Forward Purchase Agreement, and (b) an Optional Early Termination (as defined in the Forward Purchase Agreement), subject to the terms and conditions herein applicable to Terminated Shares (as defined in the Forward Purchase Agreement), when an OET Notice (as defined in the Forward Purchase Agreement) is delivered under the Forward Purchase Agreement, in each case the delivery of such notice in the sole discretion of the Seller.
The Forward Purchase Agreement provides that Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to (x) the product of (i) the number of shares as set forth in a Pricing Date Notice (as defined in the Forward Purchase Agreement) and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of TLG in effect prior to consummation of the Business Combination, as amended, less (y) the Prepayment Shortfall. TLG paid to Seller separately the Prepayment Amount required under the Forward Purchase Agreement directly from TLG’s Trust Account maintained by Continental Stock Transfer and Trust Company, except that to the extent the Prepayment Amount payable to Seller is to be paid from the purchase of additional shares by Seller pursuant to the terms of its FPA Funding Amount PIPE Subscription Agreement, such amount will be netted against such proceeds, with Seller being able to reduce the purchase price for the additional shares by the Prepayment Amount. For the avoidance of doubt, any additional shares purchased by Seller will be included in the number of shares for its Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount.
Seller agreed to waive any redemption rights that it had under TLG’s Amended and Restated Certificate of Incorporation with respect to any TLG common stock purchased through the FPA Funding Amount PIPE Subscription Agreement and any Recycled Shares in connection with the Business Combination, that would require redemption by TLG of the shares of TLG common stock. Such waiver may have reduced the number of shares of TLG common stock redeemed in connection with the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.
Potential Resales of a Substantial Number of Shares
The securities registered for resale by the selling securityholders in the registration statement of which this prospectus forms a part represent approximately 48% of our total shares of our common stock outstanding as of the date of this prospectus (assuming the exercise of all derivative securities for which underlying shares are registered for resale hereunder) and will therefore constitute a considerable percentage of our free float that will be available for immediate resale by the selling securityholders, including by the Sponsor, upon effectiveness of the registration statement and for so long as such registration statement remains available, subject to the expiration of applicable “lock-up” periods and other restrictions under applicable securities laws in relation to the Sponsor being an affiliate of us. The market price of shares of our common stock could decline as a result of substantial sales of our common stock by our selling securityholders, including the Sponsor, or the perception in the market that holders of a large number of shares intend to sell their shares. Sales of a substantial number of shares of our common stock in the public market could occur at any time. See “Risk Factors— The securities being offered in this prospectus represent a substantial percentage of our outstanding common stock. The selling securityholders purchased the securities covered by this prospectus at different prices and may therefore make substantial profits upon resales.”
Summary Risk Factors
Investments in our securities involve substantial risk. The occurrence of one or more of the events or circumstances described in the section of this prospectus entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:
•Our limited operating history and the rapidly evolving industry in which we operate make it difficult to evaluate our business and the risks and challenges we may face and to predict our future performance.
•We are a relatively new company with a history of losses, and we cannot be certain that we will achieve or sustain profitability.
•Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
•Our business and strategic plans rely in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may suffer.
•The energy storage industry is highly competitive and changing rapidly, which makes it difficult to evaluate our current business and future prospects. Our business may be adversely affected if we cannot adapt quickly and effectively.
•The failure of energy storage costs to continue to decline would have a negative impact on our business and financial condition.
•Our success and future growth is dependent upon the market’s willingness to adopt energy storage systems in general, and our energy storage system in particular.
•Our revenue depends on gaining new customers and purchase commitments from customers.
•Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.
•Our objective is to develop partnerships with municipalities, community choice aggregators and sustainable solutions developers. If we fail to develop those partnerships, our business and financial results would suffer.
•We depend on a limited number of suppliers for key components and systems. This reliance on third parties increases the risk that necessary components of our systems may not be delivered according to our schedule and at prices, quality levels and volumes acceptable to us.
•If we fail to scale our business operations and otherwise manage future growth and adapt to new conditions effectively as we grow our company, we may not be able to produce, market, sell and service our systems successfully.
•A recession could reduce demand for our products and materially harm our business.
•If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.
•There can be no assurance that Electriq will continue to comply with the continued listing standards of the NYSE.
•Our issuance of additional shares of Class A common stock or convertible securities could make it difficult for another company to acquire us and may dilute your ownership of us and could adversely affect our stock price.
JOBS Act
The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the TLG IPO or until we are no longer an “emerging growth company,” whichever is earlier.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock that is held by non-affiliates exceeds $250 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Exercise of Warrants
The exercise price of our Warrants is $6.57 per share of common stock. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price of our common stock is less than $6.57 per share, we believe holders of our Warrants are unlikely to exercise their Warrants. Conversely, the Warrant holders are more likely to exercise their Warrants the higher the price of our common stock is above $6.57 per share. The closing price of our common stock on the NYSE on October 23, 2023 was $1.04, which is below the $6.57 exercise price of the Warrants. The Warrants are exercisable on a cashless basis under certain circumstances specified in the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from the exercise of the Warrants will decrease.
Corporate Information
We were incorporated in Delaware on October 2, 2020, under the name TLG Acquisition One Corp., in order to effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. TLG completed its initial public offering on February 1, 2021. On July 31, 2023, TLG and Legacy Electriq consummated the transactions contemplated by the Merger Agreement. On the Closing Date, TLG changed its name to Electriq Power Holdings, Inc.
The mailing address of our principal executive office is 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401, and our telephone number is (833) 462-2883.

THE OFFERING

Shares of common stock offered by us
16,333,333 shares of common stock issuable upon exercise of Warrants and 17,920,737 shares of common stock issuable upon the election of the holders of our Series A Preferred Stock on the Mandatory Redemption Date.

Shares of common stock offered by the selling securityholders	46,888,151 shares of common stock.

Warrants offered by the selling securityholders	3,000,000 Warrants.

Shares of common stock outstanding prior to this offering	38,120,937 shares of common stock.

Warrants outstanding prior to this offering	16,333,333 Warrants.

Exercise price per Warrant	$6.57.

Use of proceeds
We will not receive any proceeds from the sale of shares of common stock and Warrants by the selling securityholders pursuant to this prospectus. We will receive up to approximately $107.3 million from the exercise of the Warrants for cash, but will not receive any proceeds from the sale of the shares of common stock issuable upon such exercise. We intend to use the net proceeds from the exercise of the Warrants for cash, if any, for general corporate and working capital purposes.

Risk factors
You should carefully read the “Risk Factors” beginning on page 8 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock or Warrants.

NYSE symbol for our common stock	“ELIQ”

NYSE American symbol for our Warrants	“ELIQ WS”

Lock-Up Restrictions	Certain selling securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Restrictions on Resale of Securities.”

RISK FACTORS
Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and the financial statements of the Company and notes to the financial statements included herein.
Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refers to the Company and its subsidiaries.
Risks Related to Electriq’s Limited Operating History and Financial Condition
Our limited operating history and the rapidly evolving industry in which we operate make it difficult to evaluate our business and the risks and challenges we may face and to predict our future performance.
We have a limited operating history and have suffered losses. Since our formation in 2014, we have focused on designing, developing, managing, delivering and servicing integrated energy storage solutions for residential applications, primarily in North America, through an array of hardware and software solutions. We began marketing and selling our PowerPod 2 energy storage solutions in December 2020. As a result, we have limited historical financial data upon which we may base our projected revenue and operating expenses. Our relatively short operating history and the rapid evolution of the energy storage industry make it difficult for potential investors to evaluate our technology or prospective operations and business prospects. Accordingly, we continue to be subject to many of the risks inherent in business development, financing, unexpected expenditures and complications and delays that often occur in a new business.
Our energy storage solutions are primarily installed in conjunction with solar energy systems, and our future growth is dependent on rising demand for solar and energy storage solutions and by the adoption speed of digital software applications to modernize the efficiency of power assets and the electric grid. We expect our business results to be driven by various factors, including the costs of acquiring our components, assembling our systems, declines in the cost of purchasing and installing solar power, homeowner needs for reliable electric power and related digital applications, commercial, legal and political pressure for the reduced use of fossil fuels and electric power generation that relies on fossil or other non-renewable fuels and a rapidly growing electricity storage market driven by increasing demand from commercial and industrial users, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. Furthermore, these trends can change over time, depending on societal, scientific and governmental changes that we are unable to predict with accuracy.
There can be no assurance that our efforts to increase our revenue will be successful or that we will ultimately be able to attain profitability. Accordingly, our prospects must be considered in light of the risks that any new company encounters as well as the uncertainties encountered by developing companies in a highly competitive environment.
We are a relatively new company with a history of losses, and we cannot be certain that we will achieve or sustain profitability.
We are subject to the risks inherent to early-stage companies seeking to develop, market and distribute new products, particularly companies in evolving markets such as renewable energy and technology. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products in a competitive environment. Such risks include dependence on the success and acceptance of our products, the ability to attract and retain a suitable partner base, the management of growth, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.
We have incurred significant net losses since our inception in August 2014. For the years ended December 31, 2022 and 2021, we incurred net losses of $52.3 million and $35.8 million, respectively. As of June 30, 2023, we had an accumulated deficit of $98.5 million. If our revenue does not grow or grows more slowly than currently anticipated, or if operating expenses are higher than expected, we may be unable to achieve profitability, our financial condition will suffer and the value of our common stock could decline. Even if we are successful in increasing our sales, we may incur losses in the foreseeable future as we continue to develop and market our products. If sales revenue from any of our current products or any additional products that we develop in the future is insufficient, or if our product development is delayed, we may be unable to achieve profitability and, in the event we are unable to secure financing for prolonged periods of time, we may need to temporarily cease operations and, possibly, shut them down altogether. Furthermore, even if we are able to achieve profitability, we may be unable to sustain or increase such profitability on a quarterly or annual basis, which would adversely impact our financial condition and significantly reduce the value of our common stock.
If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.
We must continue to reduce the costs of procurement of components, assembly, installation and operation of our energy storage systems to expand our market. As a relatively new company, we have limited historical data that ensures our targeted component acquisition costs will be achievable. While we expect in the future to better understand our component acquisition costs, there is no guarantee we will be able to achieve sufficient cost savings to reach our gross margin and profitability goals. We may also incur substantial costs or cost overruns from our suppliers. While we have been successful in reducing our costs to date, the cost of energy storage systems and other components of our energy storage systems, for example, could increase in the future. If we are unable to achieve component acquisition cost targets on our products pursuant to our plans, we may not be able to meet our gross margin and other financial targets. Many of the factors that impact our component acquisition costs are beyond our control, such as potential increases in the costs of materials, such as lithium iron phosphate and other components of our battery cells. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales, customer acquisition or related costs. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could have a material adverse effect on our business and prospects, and we may not be able to achieve or maintain profitability.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our liquidity, financial condition and results of operations, either directly or through adverse impacts on certain of our vendors and customers.
Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and/or market-wide liquidity problems.
These events could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our vendors and customers.
For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was put into receivership. Since that time, JPMorgan Chase & Co. took over all of the deposits of First Republic Bank, and the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Although the Federal Reserve Board, the Department of the Treasury and the FDIC have taken steps to ensure that depositors at Silicon Valley Bank and Signature Bank can access all of their funds, including funds held in uninsured deposit accounts, and have taken additional steps to provide liquidity to other banks, there is no guarantee that, in the event of the closure of other banks or financial institutions in the future, depositors would be able to access uninsured funds or that they would be able to do so in a timely fashion.
To date, we have not experienced any adverse impact on our liquidity, financial condition or results of operations as a result of the events described above. However, failures of other banks or financial institutions also may expose us to additional risks, either directly or through the effect on vendors or other third parties, and may lead to significant disruptions to our operations, financial condition and reputation. Moreover, uncertainty remains over liquidity concerns in the broader financial services industry. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to obtain financing on favorable terms. In addition, our business may be adversely impacted by these developments in ways that we cannot predict at this time, there may be additional risks that we have not yet identified, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions.
Our independent registered public accounting firm’s 2022 report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of June 30, 2023, we had $4.4 million in cash and a working capital deficit of $25.9 million. Further, we have incurred and expect to continue to incur significant costs in pursuit of our planned growth. We cannot assure you that our plans to raise capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.
Our business and strategic plans rely in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may suffer.
Our business and strategic plans are based on assumptions, analyses and estimates developed by our management and are subject to substantial uncertainty and are inherently subject to significant business, regulatory, economic, competitive and global risks, uncertainties and contingencies, many of which are beyond our control, and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market for energy storage systems also may require us to change our plans and may make it difficult to evaluate our business and future prospects. Other global or macroeconomic trends may also affect our business.
Our business and strategic plans also include assumptions as to the expected size and growth of the markets in which we operate. Such markets may not develop or grow as large as we expect or may develop and grow at a slower rate than we expect. Even if these markets experience the growth that we expect, our business may not grow at the expected rate, or at all, due to a variety of possible factors.
As a result, we might never achieve or maintain profitability, and you could lose your entire investment. Investors are urged to consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry in making an investment decision regarding our securities.
There is no assurance that non-binding letters of intent and memoranda of understanding will be converted into binding contracts.
Prospective investors should be aware that non-binding letters of intent and memoranda of understanding are subject to continued negotiation and many uncertainties, and may not be converted into binding contracts. Our prospective counterparties may cancel or delay entering into contracts for a variety of reasons, some of which may be outside of our control. Contracts with government entities are also subject to a number of challenges and risks. If we are unable to enter into such contracts on a timely basis, our growth, revenue and results of operations may not be negatively impacted.

Risks Related to Electriq’s Industry
The energy storage industry is highly competitive and changing rapidly, which makes it difficult to evaluate our current business and future prospects. Our business may be adversely affected if we cannot adapt quickly and effectively.
The worldwide electricity storage market is highly competitive and is growing quickly and changing rapidly, and we expect it will become more competitive in the future. The energy storage industry will take several more years to develop and further mature, which makes it difficult to evaluate our current business, and we cannot be certain that the market will grow to the size or at the rate we expect. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increased expenses as we continue to grow our business. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.
We also expect more regulatory burdens as customers adopt this new technology. There is no assurance that our energy storage systems will be successful in the respective markets in which they compete. We face competition from other manufacturers, developers and installers of energy storage systems, as well as from large utilities. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the electricity storage market. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.
Decreases in the retail prices of electricity from utilities or other renewable energy sources could make our products less attractive to homeowners. Reduction in various federal and state rebate and incentive programs could also adversely affect product adoption.
Our failure to continue developing new and improved systems and to bring these systems rapidly to market could have an adverse impact on our business. New systems, or refinements and improvements to our existing systems, may have technical failures, delayed introductions or higher than expected production costs or may not be well accepted by our customers. If we are not able to anticipate, identify, develop and market high quality systems in line with technological advancements that respond to changes in customer preferences, demand for our systems could decline and our operating results could be adversely affected.
The failure of energy storage costs to continue to decline would have a negative impact on our business and financial condition.
The growth and profitability of our business is dependent upon the continued decline in the cost of energy storage. Over the last decade the costs of energy storage systems have declined significantly. This lower cost has been driven by advances in energy storage technology, maturation of the relevant supply chain, the scale of production of energy storage systems by the leading manufacturers and other factors. The growth of our business is dependent upon the continued decrease in the price and efficiency of energy storage systems. If for any reason our suppliers are unable to continue to reduce the price of their energy storage systems, our business and financial condition will be negatively impacted.
Our success and future growth is dependent upon the market’s willingness to adopt energy storage systems in general, and our energy storage system in particular.
The demand for our systems will highly depend upon the demand for and adoption of solar and energy storage systems. The market for energy storage systems is still rapidly evolving and is characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Our current products are designed to address the requirements of most of our potential user base, but the requirements of potential users could change. If renewable energy generation proves unsuitable for widespread deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently or in the manner that we expect, we would be unable to achieve sales and expand our market share. Factors that may influence the adoption of energy storage systems include:
•perceptions about the effectiveness and cost of solar panels in relation to other forms of renewable and non-renewable energy;
•perceptions about the quality, safety, design, performance and cost of energy storage systems, especially if adverse events or accidents occur that are linked to the quality or safety of energy storage systems or their battery cell components;
•perceptions about the safety of energy storage systems in general, including the use of advanced hardware and software technology;
•technical innovations concerning battery capacity and ability to hold its charge;
•improvements in the cost of other forms of energy production;
•the growth and development of other forms of renewable energy that are provided through the electric grid;
•climate change and the need or desire of consumers for reliable access to electric power;
•the degree of environmental consciousness of consumers;
•the performance and reliability of renewable energy products compared with conventional and non-renewable products;
•fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;
•changes in the relative cost and availability of oil, gasoline, hydroelectric power, nuclear power and wind power as sources of electric power;
•continued deregulation of the electric power industry and the broader energy industry and other developments involving government regulations;
•economic incentives promoting fuel efficiency and alternate forms of energy;
•the availability of tax and other governmental incentives to develop solar power or energy storage solutions or future regulation requiring increased use of renewable sources of energy;
•opposition to renewable energy projects in general or to our customers’ projects specifically; and
•macroeconomic factors.
All of these factors could affect the market’s willingness to adopt energy storage solutions, or could affect the length of time it takes for that demand to develop. If homeowners are unwilling, as a result of any one or more of these factors, to purchase energy storage systems, our business will suffer and we may never achieve profitability.
Even if the market for energy storage systems grows as we anticipate, if we fail to achieve broader market acceptance of our energy storage system and services, there would be an adverse impact on our ability to increase our revenue, gain market share and achieve and sustain profitability. Our ability to achieve broader market acceptance for our energy storage system and services will be impacted by a number of factors, including:
•our ability to produce energy storage systems that compete favorably against other solutions on the basis of price, quality, reliability and performance;
•our ability to timely introduce and complete new designs and timely qualify and certify our systems;

•whether installers, asset owners and solar financing providers will adopt our energy storage solutions, which is a relatively new technology with a limited history with respect to reliability and performance;
•the ability of prospective homeowners to obtain long-term financing for solar photovoltaic (“PV”) installations on acceptable terms or at all;
•our ability to develop systems and services that comply with local standards and regulatory requirements, as well as potential in-country manufacturing requirements; and
•our ability to develop and maintain successful relationships with our customers and suppliers.
If demand for solar PV systems is less than expected or takes longer to develop than we anticipate, sales of our energy storage systems may decline and we may be unable to achieve or sustain profitability.
Our energy storage solutions are primarily installed in conjunction with solar PV systems, which provide on-site distributed power generation. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand, as well as on future growth of the solar PV market. The development of solar PV systems is rapidly evolving and is highly competitive with other forms of renewable and non-renewable energy. If demand for solar PV systems fails to develop sufficiently, our business and operations could suffer and we would be unable to achieve or maintain profitability.
The viability and continued growth in demand for solar energy solutions, and in turn, our systems, may be impacted by many factors outside of our control, including:
•market acceptance of solar PV systems based on our system platform;
•cost competitiveness, reliability and performance of solar PV systems compared to conventional and non-solar renewable energy sources and products;
•availability and amount of government subsidies and incentives to support the development and deployment of solar PV and energy storage solutions;
•the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;
•the cost and availability of key raw materials and components used in the production of solar PV systems;
•prices of traditional utility-provided energy sources;
•levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and
•the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.
If demand for solar energy solutions does not grow, demand for our customers’ products as well as demand for our energy storage systems will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.
Short-term demand and supply imbalances, especially for solar PV technology, have recently caused prices for solar technology solutions to decline rapidly. Furthermore, competition in the solar industry has increased due to the emergence of lower-cost manufacturers along the entire solar value chain causing further price declines, excess inventory and oversupply. These market disruptions may continue to occur and may increase pressure to reduce prices, which could adversely affect our business and financial results.
Further, our success depends on continued and growing demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The ongoing impact of the COVID-19 pandemic is fluid and uncertain, but it has caused and may continue to cause various negative effects, including an inability to meet the needs of our homeowners due to supply chain constraints. The demand for solar energy solutions may continue to decrease, or at least not continue its growth relative to pre-pandemic periods and recent years, as a result of government orders associated with the COVID-19 pandemic, due to adverse worldwide economic and market conditions, or other factors. If demand for solar energy solutions decreases or does not grow, demand for our energy storage systems will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.
Risks Related to Electriq’s Business
The majority of our revenues in the years ended December 31, 2021 and 2022 and for the six months ended June 30, 2023 were derived from a small number of customers, and one of our customers accounted for greater than 87 percent of our revenue in the year ended December 31, 2022. We expect that the majority of our revenue in 2023 will be derived as a result of a single relationship with a major U.S. clean-energy company in the sustainable community networks program. The loss of, or events affecting, one of our major customers or this relationship with the major U.S. clean-energy company could reduce our sales and have an adverse effect on our business, financial condition and results of operations.
We have been dependent on a relatively small number of customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. The loss of any one of our major customers, their inability to perform under their contracts or their default in payment could have a material adverse effect on our revenue and profits. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. Kohler Co. (the “White-Label Provider”) accounted for greater than 87% of our revenue for the year ended December 31, 2022. On December 12, 2022, the White-Label Provider provided notice of its intent to terminate its contract with us, claiming that we had breached our agreement with the White-Label Provider. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement agreement with the White-Label Provider, which provides for a mutual release. The settlement agreement also includes provisions relating to the return of inventory by the White-Label Provider and the manner of and allocation of costs related to such return. Additionally, the settlement agreement indicates that the White-Label Provider has elected to exit the home energy storage market. In light of the settlement, we have not generated, and do not expect to generate, any revenue in 2023 or thereafter from the contract with the White-Label Provider. However, in light of our efforts to diversify our customer base and our planned expansion into programmatic agreements with sustainable community networks focused on deploying energy storage systems in geographic concentrations, we believe that the relative significance of this agreement to our business will have limited impact in future periods.
We anticipate that a majority of our revenue in 2023 will be derived as a result of a single relationship with a major U.S. clean-energy company in the sustainable community networks program. There were no revenues generated on this arrangement during the three and six months ended June 30, 2023 or in any prior periods. We are currently in the project qualification approval and installation stages of implementation for several residential customers in Santa Barbara, California, and expect to begin recognizing revenue on this arrangement in the three months ending September 30, 2023. The loss of this relationship or the clean-energy company’s failure to meet the terms of our contractual relationship with them would have a material adverse effect on our business, financial condition and results of operations.
Our revenue depends on gaining new customers and purchase commitments from customers.
In order to maintain and expand our business, we must continue to develop and obtain new customers, as well as purchase commitments from existing customers. However, it is difficult to predict whether and when we will receive such orders from new or existing customers due to the lengthy process associated with developing such customers and securing such orders and the cost of customer acquisition which may be affected by factors that we do not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals. If we are unable to develop new revenue sources and if purchase commitments from existing customers decline, our business may suffer and we may not be able to achieve or sustain profitability.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.
As of June 30, 2023, approximately 65% of our PowerPod 2 energy storage systems were located in California. In addition, we expect much of our near-term future growth to occur in this same market, further concentrating our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in California and in other markets that may become similarly concentrated. Any of these conditions, even if they occur only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, almost all of our current energy storage systems are located in the U.S. and its territories, which makes us particularly susceptible to adverse changes in U.S. tax and environmental laws.
We conduct business in Puerto Rico and weakness in the fiscal health of the government and the Puerto Rico Electric Power Authority (“PREPA”), the damage caused by hurricanes, a series of earthquakes that affected the island in December 2019 and early 2020 and potential tax increases that may increase our cost of conducting business in Puerto Rico, create uncertainty that may adversely impact us.
Puerto Rico is expected to be a market for our business. However, Puerto Rico has suffered from significant economic difficulties in recent years. Puerto Rico enacted certain measures that could increase the cost of solar energy systems, which could affect demand for battery storage solutions there. In 2015, the Puerto Rico government increased the sales and use tax from 7% to 11.5%. Additionally, in October 2015, Puerto Rico enacted a 4% sales tax to previously exempt business-to-business transactions. Should the current exemption expire or additional taxes be imposed, the tax increase may impose greater costs on our future and current customers, which may hinder our future origination efforts and adversely impact our business, financial condition, results of operations and future growth. Future changes in Puerto Rico tax law could affect our tax position and adversely impact our business.
While we do not currently contract directly with the Puerto Rico government or PREPA, continued weakness in the Puerto Rico economy or the failure of the Puerto Rico government to manage its fiscal challenges in an orderly manner could result in policy decisions we do not anticipate and may directly or indirectly adversely impact our business, financial condition and results of operations. In addition, it is unclear whether the selection of private concessionaires for PREPA’s transmission and distribution system and legacy generation assets may have an impact on our business. Furthermore, the continued weakness of the Puerto Rico economy may adversely impact our business and financial results.
Significant inflation could adversely affect our business and financial results.
The high rate of inflation and resulting pressures on costs and pricing of business such as ours focused on the manufacture and sale of electronics products could adversely impact our business and financial results. While inflation has created some salary pressure with our employees who wish to mitigate the impact of inflation, we have not yet suffered inflationary pressures in procurement. Overall, we do not believe that recent inflationary pressures have materially impacted our operations. However, a rise in inflation could potentially adversely affect us by increasing our operating costs, including by increasing the costs of materials, freight and labor, which have already been under pressure due to supply chain constraints, the effects of the COVID-19 pandemic and the recent shortage of chips. To mitigate the potential effects of inflation, Electriq has taken steps to ensure the availability of materials and goods at existing prices. Further, in the U.S., the Federal Reserve has responded by increasing interest rates to combat inflation; however, such increases may result in a reduced demand for our products and/or an economic downturn. In a highly inflationary environment, or any recession or economic downturn that may result, we may be unable to adjust our business in a manner that adequately addresses these challenges, and these developments could materially adversely affect our business, results of operations and financial condition.
Our business has been affected and may in the future be affected by the COVID-19 pandemic and the steps taken by the government in China to address the pandemic.
In response to the COVID-19 pandemic, governmental authorities around the world have recommended or ordered the limitation or cessation of certain business or commercial activities. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half of 2020. Moreover, China’s policy of effecting closures to avoid infections could cause a supply chain bottle neck and raw material price increases, which could adversely impact our operations.
As a large portion of our battery supply chain derives from China, to the extent that the government in China institutes or recommends further closures, we may not be able to procure certain components of our systems from China. As a result of the COVID-19 pandemic, our operations in China were temporarily disrupted due to the lockdown and gradually returned to normal operation beginning in the second quarter of 2020.
We plan on procuring enough inventory to suffice for three months of orders at all times, so that we can minimize our exposure to supply chain disruptions. By holding enough stock in our warehouses to supply orders for three months, our management believes that such supply would mitigate the impact of supply chain disruptions, should these occur. Furthermore, our products do not contain any special materials which would have an effect on the ability of our supplier to manufacture the product. Additionally, we have secured or are evaluating second sources for our main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs and mitigate any potential supplier risks.
The effects of any new variants and subvariants of COVID-19 which may develop, including any actions taken by governments, could adversely affect our ability to meet scheduled system deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.
We depend on a limited number of suppliers for key components and systems. This reliance on third parties increases the risk that necessary components of our systems may not be delivered according to our schedule and at prices, quality levels and volumes acceptable to us.
We depend on sole-source and limited-source suppliers for key components of our systems, such as our inverters and lithium iron phosphate batteries. Any of the sole-source and limited-source suppliers upon whom we rely could experience quality and reliability issues, stop producing our components, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors. We generally do not have long-term supply agreements with our suppliers, and our purchase volumes may currently be too low for us to be considered a priority customer by most of our suppliers. As a result, most of these suppliers could stop selling to us at commercially reasonable prices, or at all. Although to date, we have not identified any trends, nor experienced any major disruptions or delays, related to manufacturing costs or the availability of components supplied to us by our suppliers, any significant unanticipated demand would require us to procure additional components in a short amount of time. Any such quality or reliability issue, or interruption, delay or unanticipated demand may force us to seek similar components or products from alternative sources, which may not be available on commercially reasonable terms, or at all. Although we believe supplies are generally available from other suppliers on commercial terms, in the event that we have any quality, delivery or other problems with our existing suppliers or in the event that we are not otherwise able to purchase component from our current suppliers, it may be more difficult for us to find alternative suppliers, particularly those with whom we do not have an existing supply relationship. The failure to find alternate suppliers could materially affect our ability to procure key components and systems. Further, because suppliers may have a limited operating history and limited financial resources, we may not be able obtain an adequate remedy in the event that the suppliers are unable to meet their contractual obligations to us. Switching suppliers could also expose us to risk that components would not be delivered at quality levels and volumes acceptable to us and may require that we redesign our systems to accommodate new components, and may potentially require us to re-certify our systems, which would be costly and time-consuming. Any interruption in the quality or supply of sole-source or limited-source components for our systems would adversely affect our ability to meet scheduled system deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.
Risks related to disruption in the supply chain of components to our system could in the future adversely impact our ability to produce and deliver products.
We must manage our supply chain for key components for our system. Supply chain fragmentation and local protectionism within China further complicate supply chain disruption risks. In addition, profitability and volume were negatively impacted by limitations inherent within the supply chain, including competition for key components, shipping delays and governmental actions, including facility and port shutdowns. While we have experienced such events, we are unable to quantify the impact of any of these factors on our business. Any of these occurrences or reoccurrences could cause significant disruptions to our supply chain, assembly capability and distribution system that could adversely impact our ability to produce and deliver products.
We may experience delays or other complications in the design, launch and production ramp of our energy storage systems which could harm our brand, business, prospects, financial condition and operating results.
Our system design and development are complex and require technological expertise. We may encounter unanticipated challenges, such as supply chain or logistics constraints or delays by suppliers in manufacturing our components, that could lead to delays in producing and ramping our energy storage systems. There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Any significant delay or other complication in the production of components by our suppliers or in the assembly of our systems or the development, assembly and production ramp of our future products, including complications associated with expanding our component acquisition and assembly capacity and supply chain or obtaining or maintaining regulatory approvals and/or COVID-19 pandemic impacts, could materially damage our brand, business, prospects, financial condition and operating results.
Any change in our processes could cause one or more assembly errors, requiring a temporary suspension or delay in our assembly process until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and assembly techniques and/or expand our capacity. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur production disruption, storage, transportation and write-off costs. In addition, our failure to maintain appropriate quality assurance processes could result in increased system failures, loss of customers, increased warranty reserve or increased assembly and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.
A disruption could also occur in one of our suppliers’ facilities due to any number of reasons, such as equipment failure, contaminated materials, COVID-19 pandemic impacts or process deviations, which could adversely impact manufacturing yields or delay product shipments. As a result, we could incur additional costs that would adversely affect our gross profit, and system shipments to our customers could be delayed beyond the schedules requested, which would negatively affect our revenue, competitive position and reputation.
Additionally, assembly yields depend on a number of factors, including the stability of the system design and the quality and consistency of component parts. Capacity constraints, raw materials shortages, logistics issues, labor shortages and changes in customer requirements, assembly facilities or processes have historically caused, and may in the future cause, reduced assembly yields, negatively impacting the gross profit on, and our production capacity for, those products. Moreover, an increase in the rejection and rework rate of products during the quality control process before, during or after assembly would result in our experiencing decreased production capacity and lower gross profit. Furthermore, counterfeit parts in our supply chain have been and continue to be a concern, since any counterfeit part can be a lower quality product, which may affect our system reliability.
Component shortages have required us and may continue to require us to incur expedited shipping costs to meet delivery schedules, which impacts our revenue and gross profit.
If our energy storage systems fail to perform as expected, fail to work seamlessly with solar PV systems or fail to meet our customers’ expectations or needs, our reputation could be harmed and our ability to develop, market and sell our products and services could be harmed.
If our energy storage systems were to contain defects in design and assembly that cause them not to perform as expected or that require repair or take longer than expected to become enabled or are legally restricted, our ability to market and sell our products and services could be harmed. While we intend to perform internal testing on the systems we assemble, as a start-up company, we currently have no reliable frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our battery packs, inverters and energy storage systems. There can be no assurance that we will be able to detect and fix any defects in our systems prior to their sale to or installation for consumers. Any product defects, delays or legal restrictions on system features, or other failure of our systems to perform as expected, could harm our reputation and result in delivery delays, system recalls, system liability claims and significant warranty and other expenses and could have a material adverse impact on our business, financial condition, operating results and prospects.
While we believe that lithium iron phosphate batteries are safer than alternatives as they do not, in general, ignite or explode, there are risks associated with lithium iron phosphate batteries. On extremely rare occasions, if the structural integrity of the battery is compromised, or if the battery is damaged, fire or explosion can result. That type of adverse event could subject us to lawsuits, product recalls or redesign efforts, any of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium iron phosphate batteries for energy applications or any future incident involving lithium iron phosphate batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.
Our energy storage systems may also generate less value for users than expected. These risks include a failure or wearing out of hardware; an inability to find suitable replacement equipment or parts; less than expected supply of electricity; and faster than expected diminishment of such electricity supply. Any extended interruption or failure of our systems for any reason to generate the expected amount of cost savings could adversely affect our business, financial condition and results of operations. In addition, there has been in the past, and may be in the future, an adverse impact on our customers’ willingness to continue to procure additional hardware and software-enabled services from us if any of our customer’s projects incur operational issues that indicate expected future energy cost reductions from the system are less than the system’s cost. Any such outcome could adversely affect our operating results or ability to continue to grow our sales volume or to increase sales to existing customers or new customers.
Our energy storage systems are designed to provide users with an integrated, easy-to-use experience. To accomplish this, we have developed proprietary software that is designed to work seamlessly with solar, the grid and home energy management systems. This software, which is accessible through desktop, tablet and mobile apps, enables active monitoring of energy utilization and dynamic response to grid pricing to permit users to avoid high retail electricity pricing associated with time of use rates. The app provides the user with multiple modes of operation. Our software also includes open Automated Demand Response, which allows the energy storage systems to participate in energy markets and to secure the revenue from such market participation. However, if our software fails to work seamlessly with our energy storage systems, does not provide the ease of use that we intend or does not allow homeowners to secure revenue from participation in energy markets, our sales, operations and financial results could be adversely affected.
If we fail to manage our growth effectively, we may not be able to develop, market and sell our hardware and software-enabled services successfully.
We have recently experienced rapid growth and expansion of our operations, and we intend to expand our operations significantly. This growth has placed, and any future growth may place, a significant strain on our management and on our operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee based and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers, channel partners and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations. Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Due to our limited financial resources and our limited experience in managing a larger public company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our planned growth and any potential increase in the number of our strategic relationships or physical expansion of our operations may lead to significant costs and may and place additional strain on our managerial, operational and financial resources and systems. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. This may be particularly complicated by factors such as:
•our limited operating history at current scale;

•our historical and anticipated near-term lack of profitability;
•prices for electricity in particular markets;
•competition from alternate sources of energy;
•the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and
•the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.
Several of these factors are largely outside our control. Any failure to manage our growth effectively could delay the execution of our development and strategic objectives, disrupt our operations and materially and adversely affect our business, financial condition and operating results.
Our growth depends in part on the success of our relationships with third parties.
We rely on third parties to install our energy storage systems. We currently work with a limited number of such third parties, which has impacted and may continue to impact our ability to facilitate installations as planned. The timeliness, thoroughness and quality of the installation-related services performed by third parties may not meet our expectations or standards and in the future may not meet our expectations and standards and it may be difficult to find third parties that meet our standards at a competitive cost.
In addition, a key component of our growth strategy is to develop or expand our relationships with third parties while retaining existing partners. For example, we are investing resources in establishing strategic partnerships, including with large renewable project developers, to generate new customers. Negotiating relationships with our partners, investing in due diligence efforts with potential partners, training such third parties and monitoring them for compliance with our standards require significant time and resources and may present risks and challenges. These programs may not roll out as quickly as planned or produce the results we anticipated. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Failure to do so would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.
In addition, we offer technical support services with our hardware and software-enabled services. Homeowners depend on these technical support services to resolve any technical issues relating to our hardware and software-enabled services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and, if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Any failure to meet such guarantees or to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition, and results of operations.
We rely primarily on providers of solar financing, installers and distributors, as well as on partners in our sustainable community networks program, to assist in selling our systems to homeowners, and our objective is to develop partnerships with municipalities, community choice aggregators and sustainable solutions developers. If we fail to develop those partnerships, or if these third parties fail to perform at the expected level, or at all, our business and financial results would suffer.
We sell our energy storage systems primarily through direct sales to solar equipment installers and developers of third-party solar finance offerings as well as through distributors. We also rely on municipalities with which we partner in our sustainable community networks program to assist in the sales of our energy storage systems. Our business plan involves developing partnerships with municipalities (such as through our sustainable community networks program), community choice aggregators and sustainable solutions developers. Through these partnerships, we can market our energy storage systems to dense geographic groups of homeowners, which facilitates our ability to develop Virtual Power Plants. Developing partnerships with municipalities, community choice aggregators and sustainable solutions developers is a large part of our long-term strategic plan. If we fail to develop those partnerships, our business and financial results would suffer. We generally do not have exclusive arrangements with these third parties. As a result, many of our customers also may use or market and sell products from our competitors, which may reduce our sales. Our partners may generally terminate their relationships with us at any time, or with short notice. Our partners and distributors may fail to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Participants in the solar industry are becoming increasingly focused on vertical integration of the solar financing and installation process, which may lead to an overall reduction in the number of potential parties who may purchase and install our energy storage systems.
In addition, while we provide our distributors and installers with training and other programs, including accreditations and certifications, these programs may not be effective or utilized consistently. Moreover, new partners may require extensive training and may take significant time and resources to achieve productivity. Our partners may subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresent the functionality of our platform or systems to homeowners, fail to perform services to the homeowners’ expectations or violate laws or our policies. In addition, our partners may utilize our platform to develop products and services that could potentially compete with systems and services that we offer currently or in the future.
Concerns over competitive matters or intellectual property ownership could constrain the growth and development of these partnerships or result in the termination of one or more partnerships. If we fail to effectively manage and grow our network of partners, or properly monitor the quality and efficacy of their service delivery, our ability to sell our systems and efficiently provide our services may be impacted, and our operating results may be harmed.
Our future performance depends on our ability to effectively manage our relationships with our existing partners, as well as to attract additional partners that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. Termination of agreements with current partners, failure by partners to perform as expected or failure by us to cultivate new partner relationships could hinder our ability to expand our operations and harm our revenue and operating results.
Our hardware and software-enabled services involve a lengthy sales cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.
Our sales cycle is typically nine (9) to eighteen (18) months for our hardware and software-enabled services, but can vary considerably. Because we expect that a large portion of our sales will be through our sustainable community networks program and other distributors and intermediaries, we must first reach agreements with those entities. In the case of our sustainable community networks program, we must also reach agreements with project finance firms. In addition, in order to reach an agreement with an individual homeowner regarding sale or installation of an energy storage system, we must typically provide a significant level of education to that homeowner regarding the use and benefits of that system, including our hardware and software-enabled services. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of reaching an agreement with a potential partner generating a sale.
These lengthy sales and installation cycles increase the risk that homeowners may fail to satisfy their payment obligations, cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control, including an inability to install an energy storage system at the chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the homeowner or other reasons unique to each homeowner. Our operating expenses are based on anticipated partnerships and the resulting sales and installation levels, and many of our expenses are fixed. If we are unsuccessful in establishing partnerships closing sales or installation agreements and Power Purchase Agreements after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.
As part of our sustainable community networks program, homeowners enter into long-term PPAs. We receive revenue from PPAs during the term of the agreement. If homeowners default on their PPAs, our business and financial results could be adversely affected.
Homeowners who participate in our sustainable community networks program through a participating municipality acquire our energy management system with no upfront cost to them. Instead, funding for installations as part of a sustainable community networks program is obtained through project finance companies that can utilize certain incentives and tax credits to achieve their desired risk-adjusted returns.
In exchange for agreeing to install energy storage systems in their residence, homeowners who participate in a sustainable community networks program will enter into long-term PPAs with us. A PPA establishes a price for that homeowner’s electricity that is designed to be below the existing electricity rate from the grid provider and that is designed to increase annually at a fixed rate, not a variable rate.
We act as the developer for sustainable community networks projects, and we retain the rights to use energy storage systems within the project for demand response at the grid provider’s request. We also receive recurring revenue from the associated PPA with each homeowner. However, if homeowners default on their PPAs, we might not receive that recurring revenue. In addition, if homeowners reduce their electricity usage below anticipated levels, we would not receive the same amount of revenue in connection with that sustainable community networks project as we had anticipated. In either case, our business and financial results could be adversely affected.
A significant portion of our purchased components are sourced in a small number of foreign countries, exposing us to additional risks that might not exist if our suppliers were more geographically diversified or were located in the United States. The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.
We purchase our components and materials outside of the United States through arrangements with various vendors, and we have could experience delays in obtaining these components and materials as a result of the recent COVID-19 pandemic or for other reasons. Political, social or economic instability in these regions, or in other regions where our products are made, could cause future disruptions in trade. Actions in various countries have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of components or materials, rates imposed and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:
•the imposition of additional trade law provisions or regulations;
•the imposition of additional duties, tariffs and other charges on imports and exports;
•quotas imposed by bilateral trade agreements;
•foreign currency fluctuations;
•logistics and shipping constraints;
•natural disasters;
•public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects;
•theft;
•restrictions on the transfer of funds;
•the financial instability or bankruptcy of vendors; and

•significant labor disputes, such as dock strikes.
In particular, if the U.S. dollar were to depreciate significantly against the currencies in which we purchase components from foreign suppliers, our cost of goods sold could increase materially, which would adversely affect our results of operations. In addition, we are experiencing higher logistics costs due to the current challenging supply chain environment. We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition or results of operations.
Because many of our key suppliers are located in China, we are exposed to particular risks relating to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. For example, trade tensions between the United States and China have been escalating in recent years. Most notably, several rounds of U.S. tariffs have been placed on Chinese goods being exported to the United States. Each of these U.S. tariff impositions against Chinese exports was followed by a round of retaliatory Chinese tariffs on U.S. exports to China. The components of our energy storage systems that we purchase from China have been, and may in the future be, subject to these tariffs, which could increase our supply costs and could make our products, if successfully developed and approved, less competitive than those of our competitors whose inputs are not subject to these tariffs.
We primarily rely on Google Cloud Platform (“GCP”) to deliver our services to users on our back office platform, and any disruption of or interference with our use of GCP could adversely affect our business, financial condition and results of operations.
We currently host our back office platform and support our energy storage network operations on one or more datacenters provided by GCP, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of GCP that we use. GCP’s facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our back office platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in GCP’s service levels may adversely affect our ability to meet the requirements of users on our back office platform. Since our back office platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our hardware and software-enabled services to customers and homeowners. It may become increasingly difficult to maintain and improve our performance, as we expand and our energy storage network grows, increasing customer and homeowner reliance on the back office platform. Any negative publicity arising from any disruptions to GCP’s facilities, and as a result, our back office platform could adversely affect our reputation and brand and may adversely affect the usage of our hardware and software-enabled services. Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our hardware and software- enabled services, lead to a significant short-term loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations. Our commercial agreement with GCP will remain in effect until terminated by GCP or us. GCP may terminate the agreement for convenience by providing us at least thirty (30) days’ advance notice. GCP may also terminate the agreement for cause upon a material breach of the agreement, subject to GCP providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. In the event that our agreement with GCP is terminated, we may experience significant costs or downtime in connection with the transfer to a new cloud infrastructure service provider.

Severe weather events, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.
Our business, including our customers and suppliers, may be exposed to severe weather events and natural disasters, such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, which could cause operating results to vary significantly from one period to the next. We may incur losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing or (3) current insurance coverage limits. The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding; and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may adversely impact the demand, price and availability of insurance. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.
Risks Related to Electriq’s Products and Software-Enabled Services
Our systems and technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.
We may be subject to claims that our hardware and software-enabled services have malfunctioned, and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.
Furthermore, our system and technology platform are complex and developed by employees with various components of hardware and software sourced from third parties. Our system and software could contain undetected defects or errors, and our installation and construction work may contain workmanship errors. We are continuing to evolve the features and functionality of our products and technology platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance, data breaches and disruptions in service may result. Our risks in this area are particularly pronounced given that we have only recently begun to deliver energy storage systems.
Any defects or errors in system or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition, and results of operations:
•expenditure of significant financial and system development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;
•loss of existing or potential customers or partners;
•interruptions or delays in sales;
•delayed or lost revenue;
•delay or failure to attain market acceptance;
•delay in the development or release of new functionality or improvements;

•negative publicity and reputational harm;
•sales credits or refunds;
•security vulnerabilities, data breaches and exposure of confidential or proprietary information;
•diversion of development and customer service resources;
•breach of warranty claims;
•legal claims under applicable laws, rules and regulations; and
•the expense and risk of litigation.
Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or may cover only a portion of such claims. A successful product liability, system warranty or other similar claim could have an adverse effect on our business, liquidity, financial condition and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm. The occurrence of any of these events could have material adverse effect on our brand, business, prospects and operating results.
Our PowerPod 2 energy storage system is designed to be modular and easy to install. If installers find that installation is more difficult than they expected, our business could be harmed.
Our PowerPod 2 energy storage system, which stores energy from solar PV systems or from the electrical grid, is designed to be modular, with each component installed separately, so that a homeowner can adjust the size of their energy storage system to fit the size of their home and their individualized need. The PowerPod 2 energy storage system is also designed for easy installation of the modular components; the hardware can be installed by a single installer, and installers have access to a software application that guides them step by step through the installation process. However, if installers find that the installation process is more difficult or more time-consuming than they expected, our business could be harmed.
Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.
From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, operations and prospects.
Potential tariffs or a global trade war could increase the cost of our products.
The imposition of tariffs on goods from foreign countries could increase the cost of acquisition of our products. In 2019, the Trump Administration announced tariffs on goods imported from China in connection with China’s intellectual property practices. Our products depend on materials from China, namely inverters and batteries, which are the main components of our products. Currently and in the past, the tariff rate for our imports has generally been 10.9%. To date, the Biden Administration has made no significant changes to these Chinese tariffs. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China, now or in the future. Tariffs, the adoption and expansion of trade restrictions, the occurrence of a trade war or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and our product margins. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer.
Increases in costs, disruption of supply or shortage of materials, in particular for inverters and lithium iron phosphate batteries, could harm our business.
The manufacturing and packaging processes used by our battery suppliers depend on raw materials such as lithium, copper, aluminum, graphite, silicon and petroleum-based products. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of energy storage systems by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to the supply of inverters and lithium iron phosphate batteries. These risks include:
•an increase in the cost, or decrease in the available supply, of materials used;
•disruption in the supply of cells due to quality issues or recalls by manufacturers;
•tariffs on the products we source from foreign countries, including China, which make up a significant amount of the materials we require; and
•fluctuations in the value of foreign currencies against the U.S. dollar, to the extent that our purchases for components for our energy storage systems may be denominated in such foreign currencies.
Our business is dependent on the continued supply of inverters and lithium iron phosphate batteries used in our energy storage systems. Any disruption in the supply of inverters or batteries could disrupt production of our energy storage systems. Our contracts are currently denominated in U.S. dollars but might in the future be denominated in one or more foreign currencies. Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our energy storage systems and therefore materially and adversely affect our reputation, business, prospects and operating results.
In addition, from time to time, our suppliers may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in system warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional system warranty claims that may adversely affect our business and results of operations.
We may be unable to meet our energy storage system assembly plans and delivery plans, which could harm our business and prospects.
Our plans call for achieving and sustaining significant increases in energy storage systems assembly and deliveries. Our ability to achieve these plans will depend upon a number of factors, including our ability to utilize installed assembly capacity, achieve the planned assembly yield and further increase capacity as planned while maintaining our desired quality levels and optimize design and assembly changes, and our suppliers’ ability to support our needs. If we are unable to realize our plans, our brand, business, prospects, financial condition and operating results could be materially damaged.

The ongoing COVID-19 pandemic has impacted and may continue to adversely affect our supply chain, demand for our products, our operations and our business.
Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by the COVID-19 pandemic. Any widespread outbreak of contagious diseases, and other adverse public health developments, could cause disruption to, among other things, our operations, installation of our energy storage systems and our suppliers and vendors and have a material and adverse effect on our business operations. Our operations, our assembly and system testing facilities, installation of our energy storage systems and our suppliers and vendors could be disrupted by worker absenteeism, quarantines, shortage of the COVID-19 pandemic test kits and personal protection equipment for employees, office and factory closures, disruptions to ports and other shipping infrastructure or other travel or health-related restrictions. If our operations, our assembly or system testing facilities, installation of our energy storage systems and/or our suppliers or vendors are so affected, our supply chain, manufacturing and product shipments and installation of our energy storage systems will be delayed, which could adversely affect our business, operations and customer relationships. For example, our suppliers and vendors in Asia have been affected by business closures and disruptions to ports and other shipping infrastructure. In addition, the macroeconomic effects of the COVID-19 pandemic in the United States and other markets has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and impact our operating results.
We have encountered and could encounter in the future project delays due to impacts on suppliers, customers or others. Management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.
Our customer relationships, business, financial results and reputation may be adversely impacted due to events and incidents relating to storage, delivery, installation, operation and maintenance of our energy storage systems.
Our customer relationships, business, financial results and reputation may be adversely impacted due to events and incidents relating to storage, delivery, installation, operation and maintenance of our energy storage systems, including events and incidents outside of our control. We are subject to various risks as a result of the size, weight and sophisticated nature of our energy storage systems, including exposure to production, delivery, supply chain, inventory, installation and maintenance issues. Such issues may result in financial losses, including losses resulting from our failure to deliver or install our energy storage systems on a contractually agreed timeframe, or losses resulting from agreed warranty or indemnity terms. Furthermore, issues and incidents involving our customers or their facilities at which our energy storage systems are located, whether or not attributable to our energy storage systems, may have an adverse effect on our reputation and customer relationships. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.
If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our component suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.
We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. Our pricing of services contracts is based upon the value we expect to deliver to homeowners, including considerations such as the useful life of the energy storage product and prevailing electricity prices. However, our lithium iron phosphate batteries could experience unexpected and premature loss of capacity. While we believe that lithium iron phosphate cells are less susceptible than alternatives to degradation of their useful life, overvoltage can affect a lithium iron phosphate battery’s useful life. The temperature of the surrounding environment can also affect a lithium iron phosphate’s durability and performance. We also provide warranties and guarantees covering the efficiency and performance of certain of our products and digital applications. We do not have a long history with a large number of field deployments, and our estimates of the useful lives of our products may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer. The need to take such actions could have a material adverse effect on our business, financial condition and results of operations. In addition, if the useful life of our products is less than expected, potential customers may decline to buy our product, which would harm our business.
The economic benefit to homeowners of our energy storage systems depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change. A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers or a change in utility pricing structures could harm our business, financial condition and results of operations.
The economic benefit of our energy storage systems to homeowners includes, among other things, the benefit of reducing such homeowner’s payments to the local electric utility company. The rates at which electricity is available from a homeowner’s local electric utility company are subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our solar and energy storage systems to homeowners. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on homeowners acquiring our energy storage systems could adversely affect the demand for and energy storage systems.
Decreases in the retail price of electricity from electric utilities or from other retail electric providers, including other renewable energy sources such as larger-scale solar energy systems, could make our offerings less economically attractive. The price of electricity from utilities could decrease as a result of:
•the construction of a significant number of new power generation plants, whether generated by natural gas, nuclear power, coal or renewable energy;
•the construction of additional electric transmission and distribution lines;
•a reduction in the price of natural gas or other natural resources as a result of increased supply due to new drilling techniques or other technological developments, a relaxation of associated regulatory standards or broader economic or policy developments;
•less demand for electricity due to energy conservation technologies and public initiatives to reduce electricity consumption or to recessionary economic conditions; and
•development of competing energy technologies that provide less expensive energy.
Our systems are often installed in conjunction with solar energy systems, and the electricity generated by such solar energy systems is stored in our energy storage systems. A reduction in electric utilities’ rates or changes to peak hour pricing policies or rate design (such as the adoption of a fixed or flat rate) could make our energy storage systems less competitive with the price of electricity from the electrical grid. Moreover, if the cost of energy available from electric utilities or other providers were to decrease relative to solar energy generated from residential solar energy systems or if similar events impacting the economics of our offerings were to occur, we might have difficulty attracting new customers or existing customers might default or seek to terminate, cancel or otherwise avoid their agreements with us. For example, large utilities in California have started transitioning customers to time-of-use rates and also have adopted a shift in the peak period for time-of-use rates to later in the day. Unless grandfathered under a different rate, homeowners with solar energy systems are required to take service under time-of-use rates with the later peak period. Any changes to utility rates that would make solar energy systems less competitive could also make our offerings less competitive.

Improvements in the electrical grid that reduce the frequency or risk of service outages could reduce the demand for our energy storage systems.
One of the benefits of our energy storage systems is the ability for a homeowner to obtain electrical power when service through the electrical grid is unavailable, either as a result of a grid malfunction or service outage or after a natural disaster, such as a hurricane or an earthquake. Part of the demand for our product is based on the weaknesses of a strained electrical grid. Electrical utilities are constantly seeking to upgrade or harden the electrical grid, such as by strengthening or burying power distribution lines, in order to reduce service outages that result from malfunctions and to ensure the continued availability of electrical service through the grid in the event of adverse events. Improvements in the reliability of the electrical grid could reduce the demand for our energy storage systems, and thus could have a material adverse effect on our business, financial condition and results of operations.
The execution of our growth strategy is dependent upon the continued availability of third party financing arrangements for some of our projects, which is affected by general economic conditions and other factors. We expect to rely on project finance capital to fund the purchase and installation of our solar and energy storage systems in the sustainable community networks market, and that funding may be unavailable or expensive.
Our growth strategy depends on third party financing arrangements. We expect to rely on project finance capital to fund the purchase and installation of our solar and energy storage systems in the sustainable community networks market. Our failure to obtain funding commitments in an amount needed to fund projected volume, or failure to identify new capital providers or to renew existing providers on favorable economic terms, could have a material adverse impact on our business, results of operations, cash flows and financial condition.
Many homeowners depend on financing to fund the initial capital expenditure required to purchase our products and services. As a result, an increase in interest rates or a reduction in the supply of project debt or tax equity financing could reduce the number of customer projects that receive financing or otherwise make it difficult for our customers or homeowners to secure the financing necessary to construct a renewable energy system on favorable terms or at all, and thus lower demand for our products, which could limit our growth or reduce our net sales.
Global economic conditions, including conditions that may make it more difficult or expensive for us to access credit and liquidity, could materially and adversely affect our business and financial results. Credit markets are unpredictable and, if they become more challenging, we may be unable to obtain project financing for our systems, homeowners may be unable or unwilling to finance the cost of our systems, we may have difficulties in reaching agreements with financiers to finance the installation of our products or the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for us or homeowners, any of which could materially and adversely affect our revenue and growth in our business.
The availability of financing depends on many factors, including market conditions, tax rates, the demand for and supply of solar projects and resulting risks of refinancing or disposing of such projects. It also depends in part on government incentives, such as tax incentives and tax credits that may be available to project finance companies. An increase in interest rates could lower an investor’s return on investment, make securing the financing necessary to install an energy storage system more difficult, increase equity requirements or make alternative investments more attractive relative to our products and services and, in each case, could cause homeowners to seek alternative investments. The lack of project financing, due to tighter credit markets or other reasons, could delay the installation of our systems, thus reducing our revenues from the sale of such systems, and that funding may be unavailable or expensive.
To date, we do not believe that increases in interest rates have had a material effect on our business, and we do not believe that we have experienced lower demand for our products due to the inability of customers to receive financing to purchase our products as a result of increased interest rates. However, rising interest rates may have a greater impact on our business and our operations in the future. In particular, our planned expansion into programmatic agreements with renewable project developers or homebuilders focused on deploying energy storage systems in geographic concentrations could be materially impacted by rising interest rates, because these projects are focused on installations at affordable price points and rising interest rates could reduce the affordability of installation of our products. Our planned expansion in sustainable community networks could also be harmed by rising interest rates, because those projects depend on partnership with renewable project finance companies, and those project finance companies may not be able to achieve their desired return in an environment of rising interest rates.
There can be no assurance that we will be able to continue to successfully access capital in a manner that supports the growth of our business. Certain sources of capital may not be available in the future and competition for any available funding may increase. If project finance companies do not continue to receive incentives and tax credits, they may not be able to achieve the desired risk-adjusted returns, and they may be unwilling to provide financing for our installations. We cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, unfavorable changes in the terms of funding instruments or the liquidation of certain assets. If we are unable to arrange new or alternative methods of financing on favorable terms, our business, liquidity, financial condition, results of operations and prospects could be materially and adversely affected.
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In late February 2022, Russian military forces launched significant military action against Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has already led and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. While we have not experienced significant impact from the military conflict in Ukraine, our operations would be vulnerable to potential interruptions in the supply of key raw materials and certain components and materials outside of the United States, such as lithium, copper, aluminum, graphite, silicon and petroleum-based products and other components of our battery cells. Any interruption to battery cells supply could significantly impact our ability to deliver our energy storage systems. We are continuing to monitor the situation in Ukraine and globally and to assess its potential impact on our business.
In connection with Russia’s regional conflicts, various countries, including the United States, Canada, the United Kingdom, Germany and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. The sanctions consist of the prohibition of trading in certain Russian securities and engaging in certain private transactions, the prohibition of doing business with certain Russian corporate entities, large financial institutions, officials and persons, and the freezing of Russian assets. The sanctions include a possible commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, commonly called “SWIFT,” the electronic network that connects banks globally, and imposed restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. A number of large corporations and U.S. states have also announced plans to curtail business dealings with certain Russian businesses. Any disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook or business.
Any of the above-mentioned factors could affect demand for our energy storage products or make it more difficult for us to obtain additional funds, which would affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in the registration statement of which this prospectus is a part.

Market conditions, economic uncertainty, an economic downturn or a recession could reduce demand for our products and materially harm our business.
Demand for our systems and services depends, to a significant degree, on general political, social and economic conditions in our markets. In recent years, the United States and other markets have experienced cyclical or episodic downturns, and worldwide economic conditions remain uncertain. A recession, worsening economic and market conditions, downside shocks or a return to recessionary economic conditions could serve to reduce demand for our systems and services and adversely affect our operating results. In addition, an economic downturn could impact the valuation and collectability of certain long-term receivables held by us. We cannot predict the timing, strength or duration of any future economic slowdown or any subsequent recovery. As a result, if the conditions in the general economy and the markets in which we operate worsen from present levels or if an economic downturn or a recession in the United States or globally were to occur, our business, our operations and our efforts to achieve and maintain profitability could be adversely affected.
The growth and profitability of our business is dependent upon the continued decline in the cost of components for our energy storage system.
The growth and profitability of our business is dependent upon the continued decline in the cost of components for our energy storage system. Over the last decade the cost of components, such as lithium iron phosphate-based batteries, have declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our systems sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of components from our component suppliers. If for any reason our component suppliers are unable to continue to reduce the price of their components, our business and financial condition will be negatively impacted.
Electriq may not realize the full amount of revenue estimated to be potentially generated over a 30-month period under a project financing agreement entered into with a major U.S. clean-energy company. That failure could adversely affect our business, operations and financial condition.
As part of its sustainable community networks program, Electriq has entered into a project financing agreement with a major U.S. clean-energy company. Electriq has estimated that it could potentially generate more than $300 million in revenue over a 30-month period from project financing related to that agreement. However, under the terms of that agreement, project financing will be provided only after the clean-energy company approves particular project proposals, and the clean-energy company may decline to approve projects in its sole discretion. If Electriq does not propose projects with a sufficient value, or if the clean-energy company declines to approve projects Electriq proposes, there is a risk that we will not generate the full amount of revenue that we estimate to be potentially generated under that financing agreement. If that were to happen, our business, operations and financial condition could be adversely affected.
Risks Related to Regulations, Litigation and Tax Matters
Our system and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.
As a provider of energy storage systems, we are impacted by federal, state and local regulations and policies concerning electricity pricing, the interconnection of electricity generation and storage equipment with the electric grid, and the sale of electricity generated by third party owned systems. For example, existing or proposed regulations and policies would permit utilities to limit the amount of electricity generated by homeowners with their solar energy systems, adjust electricity rate designs such that the price of our systems may not be competitive with that of electricity from the grid, restrict us, our customers and homeowners qualifying for government incentives and benefits that apply to renewable energy and limit or eliminate net energy metering. If such regulations and policies remain in effect or are adopted in other jurisdictions, or if other regulations and policies that adversely impact the interconnection or use of our energy storage systems are introduced, they could deter homeowners from purchasing our energy storage systems, which could harm our business, prospects, financial condition and results of operations.

We have experienced and may continue to experience exposure to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our systems and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation and the rules surrounding the interconnection of homeowner-owned electricity generation for specific technologies. In the United States, the federal government and state and local governments frequently modify these statutes and regulations and may change or eliminate incentives for solar PV or energy storage solutions or change established energy storage targets. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to homeowners for the purchase of electricity.
The installation and operation of our energy storage systems at a particular site are also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically require obtaining and keeping in good standing various local and other governmental approvals and permits, including potentially environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage product installations, to design our energy storage systems to comply with these varying standards and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project and install our products. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to system acceptance by our customer, which could adversely affect our operating results in a particular period.
In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. Our customers may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could impair our ability to achieve or maintain profitability.
The reduction, elimination or expiration of government incentives for solar energy systems, or regulations mandating the use of renewable energy or establishing targets for the use of renewable energy, could reduce demand for energy storage systems and harm our business.
Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy products to promote renewable electricity in the form of rebates, tax credits and other financial incentives. These incentives can encourage the installation and use of solar PV systems. Because our energy systems are primarily installed in conjunction with solar PV systems, incentives that apply to the installation and use of solar PV systems can have a positive impact on the sale and implementation of our energy storage systems.
The market for on-grid applications, where solar power is used to supplement a homeowner’s electricity purchased from the utility network or sold to a utility under tariff, depends in part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations, and we believe this tendency will continue in the near term. Incentives and mandates vary by geographic market. The range and duration of these incentives varies widely by jurisdiction. Various government bodies in most of the places where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and or other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators, and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. National governments have encouraged the ongoing transition to renewable energy, setting ambitious climate targets and providing incentives for producers of renewable energy and the sale of renewable energy products. The recently enacted Inflation Reduction Act of 2022 establishes targets for the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in domestic production of solar panels and batteries, extensions and expansions of existing tax credits and provision of capital to innovative green technologies. These various forms of support for solar power are subject to change (as, for example, occurred in 2020 with California’s adoption of building standards requiring the installation of solar systems on new homes, and as are currently proposed by certain jurisdictions with respect to net energy metering programs), and are expected in the longer term to decline. Even changes that may be viewed as positive (such as extensions of U.S. tax credits related to solar power) can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning. The reduction, modification or elimination of grid access, government mandates, or economic incentives in one or more of our customer markets would materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our business and financial results.
Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.
Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations.
The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions. We may incur obligations, liabilities, or costs under these laws and regulations, which could have an adverse impact on our business, financial condition, and results of operations.
We are subject to national, state and local laws and regulations regarding the protection of the environment, health and safety, as well as environmental laws in those foreign jurisdictions in which we operate or may operate in the future. Environmental laws and regulations can be complex and may change often, and adoption more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. These laws can also give rise to civil or criminal liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines penalties and other costs. Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the claim. Any of these obligations, liabilities or costs could have an adverse impact on our business, financial condition, and results of operations.
We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and we seek to ensure that they are handled in accordance with applicable regulatory standards. Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local levels and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of energy storage technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.
In many instances, our technology is moving faster than the development of applicable regulatory frameworks. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require unforeseen expenditures. It is also possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, require their modification or replacement, result in fines or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments. Any of these developments could adversely affect our business, financial performance and reputation.
Existing policies and regulations impacting the electric power industry and changes to such policies and regulations may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.
The market for electricity generation products is heavily influenced by U.S. federal, state, local and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers utilities and organized electric markets with respect to fees, practices and rate design. These regulations and policies often affect electricity pricing and technical interconnection of homeowner-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our solar power and as a result for our energy storage systems. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to homeowners of using our energy storage systems and making them less economically attractive. The resulting reductions in demand for renewable energy such as solar energy systems and the consequent decrease in demand for energy storage systems could harm our business, prospects, financial condition and results of operations.
A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts; (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have nondiscriminatory market access, thereby removing the requirement for utilities to purchase its output; (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility; and (4) that reduce barriers for third parties to challenge PURPA eligibility. The net effect of these changes is uncertain, as FERC’s final rules do not become effective until 120 days after publication in the Federal Register, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible energy storage systems and could harm our business, prospects, financial condition and results of operations.
Any changes to government, utility or electric market regulations or policies that favor electric utilities or other market participants could reduce the competitiveness of energy storage systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, and negative publicity and have a material adverse effect on our business, financial condition and results of operations.
We may be involved in legal proceedings, administrative proceedings, and other litigation that may arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we may need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions or denial or revocation of permits could have a material adverse effect on our business, financial condition, and results of operations. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.
Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.
Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to recent and proposed potential tax reforms in the United States), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected, and the resulting impacts may vary substantially from period to period.
In particular, in the United States, there have been multiple significant changes recently proposed (including by the Biden administration and by members of Congress) to the taxation of business entities, including, among other things, an increase in the U.S. federal corporate income tax rate and various other changes to the U.S. tax law. These and other proposals are currently being discussed, but the likelihood of these changes being enacted or implemented is not yet clear. We are currently unable to predict whether such changes will occur and, if so, when they would be effective or the ultimate impact on us or our business. To the extent that such changes have a negative impact on us or our business, these changes may materially and adversely impact our business, financial condition and results of operations.
In addition, the amounts of taxes we pay are subject to current or future audits by taxing authorities in the United States and all other jurisdictions in which we operate. If audits result in additional payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected.
Regulators may limit the type of electricians qualified to install and service our energy storage systems in California or other states, which may result in workforce shortages, operational delays and increased costs.
On July 27, 2021, the California Contractors State License Board (“CSLB”) decided that, effective October 25, 2021, only electricians with a certain license (C-10) would be eligible to install battery storage systems in California (the “July 2021 CSLB Decision”).
On November 29, 2021, the CSLB voted to postpone initiating a formal rulemaking process to implement the July 2021 CSLB Decision. In June 2022, the CSLB issued a staff report indicating that the CSLB should consider amending the C-46 solar classification system to expressly permit C-46 solar contractors to install battery storage systems up to 80kWh when installed at the same time a solar PV energy system is installed. No final action has yet been taken on that staff proposal.

In California, there are a limited number of C-10 certified electricians in the state, which may result in workforce shortages, operational delays and increased costs if the CSLB Decision stands. Obtaining a C-10 license can be an extended process, and the timing and cost of having a large number of C-46 licensed electricians seek such additional qualification is unclear.
A significant portion of our customer base is in California, and as the state deals with growing wildfire risk and grid instability, an increasing number of our customers are choosing our energy solution. If we are unable to hire, develop and retain sufficient certified electricians, our growth of customers in California may be significantly constrained, which would negatively impact our operating results.
Failure by our vendors or our component suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.
We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.
Risks Related to Intellectual Property
If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.
Our business depends on internally developed technology, including hardware, software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We presently rely on a combination of trademark, trade-secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology. Effective patent, trademark, trade-secret, copyright and other intellectual protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of enforcing and defending our rights, and we may, over time, increase our investment in such intellectual property protections. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned intellectual property rights, or the intellectual property rights for which we have been granted licenses, could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings, or other competitive harm.
Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken, or may take in the future, to protect our intellectual property rights may not be adequate to prevent or sufficiently resolve infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully manage and protect our intellectual property rights, including newly developed intellectual property, could adversely affect our market position and business opportunities, including by harming to our ability to compete or reducing demand for our technology.
Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.
We may need to assert intellectual property-related claims or defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights. We may consider entering into licensing agreements with respect to such rights, although we may not do so and, even if we do, there can be no assurance that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, the loss or invalidation of our own intellectual property rights, and diversion of resources and management attention, any of which could have a material adverse effect on our business, prospects, operating results or financial condition.
As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own existing or pending intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot assure that we will not be accused of infringing or violating any third party intellectual property rights in the future. We may receive in the future notices that claim we or our partners, or clients using our solutions and services, have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.
Any claim that we have violated intellectual property or other proprietary rights of third parties, whether or not such claim has merit, results in litigation, is settled, or is otherwise resolved or determined in our favor, could be time-consuming and costly to address and resolve and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction or substantial monetary damages. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; restrict or prohibit our use of such technology, content or other intellectual property; require us to expend significant resources to redesign our technology or solutions; result in the loss or invalidation of our own intellectual property rights; or require us to indemnify third parties. The terms and conditions offered by a third party for any required or desired licensing agreement may be unfavorable and require significant royalty payments and other expenditures. If we are required to develop alternative non-infringing technology, such efforts require significant time and expense and there can be no assurance that we would be able to develop or license a suitable alternative. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our product or service offerings and may be unable to compete effectively. Any of these events could materially harm our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected or protectable, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.
The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential members, partners and clients. In addition, third parties may receive registrations for, or have common law rights in, trademarks similar or identical to our trademarks. We cannot assure that we will be successful in challenging any third parties’ rights in such trademarks. As a result, our ability to build brand identity could be impeded and possibly lead to market confusion. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to enforce our intellectual property rights throughout the world.
We do not own any registrations or pending applications for intellectual property outside of the United States. We may not be able to pursue intellectual property protections in every location or be successful in securing protection in every location that we file applications. Filing, prosecuting, maintaining, defending and enforcing intellectual property rights on our products, services and technologies in all countries throughout the world could be prohibitively expensive. Competitors may use our technologies to develop their own products and services in jurisdictions where we have not obtained protection or where enforcement is not as strong as that in the United States. These products and services may compete with our solutions and services in those jurisdictions or be more easily exported to other jurisdictions. In addition, the absence, or inconsistent enforcement, of intellectual property rules and laws in some foreign countries may impair our ability to enforce our intellectual property rights to the same extent as the rules and laws of the United States.
In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of certain intellectual property protection. This could make it difficult for us to stop the misappropriation or other violation of certain of our other intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services, and other technologies and the enforcement of intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.
Our business is highly dependent on maintaining effective information systems as well as the integrity and of the data we use to serve our customers and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our operations and hinder our ability to provide services, establish appropriate pricing for services, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things. If any such failure of our data integrity were to result in the theft, corruption or other harm to the data of our customers, our ability to retain and attract partners or customers may be harmed.
Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks

(including malicious and destructive code, phishing attacks, ransomware and denial of service attacks) and other similar disruptions. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident, or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information.
Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs and adversely affect our business.
Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. These laws may be subject to alterations and revisions, and if we fail to comply with our obligations under such laws in the jurisdictions in which we operate, we could be subject to regulatory action and lawsuits. We may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future, including by investing in upgraded and expanded IT systems and security measures.
Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business.
We, and our suppliers and third party service providers on our behalf, collect, use and transmit a large volume of personal information, which pose a tempting target for malicious actors who may seek to carry out cyber-attacks against us or our suppliers or service providers. The secure transmission of client information over the internet is essential in maintaining the confidence of our customers. Substantial or ongoing data security breaches or cyber-attacks, whether instigated internally or externally on our system or other internet-based systems (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors), expose us to a significant risk of loss, theft, the rendering inaccessible, improper disclosure or misappropriation of this information and resulting regulatory actions, litigation (including class action litigation) and potential liability, damages and regulatory fines and penalties, and other related costs (including in connection with our investigation and remediation efforts), which could significantly affect our reputation and harm our business. Further, some of our third-party service providers, suppliers and other third parties may receive or store information, including client information provided by us.
Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated and difficult to detect and successfully defend against. The capabilities of malicious actors pose greater cybersecurity threats and could result in a cyber-attack or a compromise or breach of the technology that we use to protect client transaction data. We cannot guarantee that future cyberattacks, if successful, will not have a material adverse effect on our business, results of operations and financial condition.
We incur material expenses to protect against cyber-attacks and security breaches and their consequences, and we may need to increase our security-related expenditures to maintain or increase our systems’ security in the future. However, despite these efforts, our security measures may not prevent cyber-attacks or data security breaches from occurring, and we may ultimately fail to detect, or accurately assess the severity of, a cyber-attack or security breach or not respond quickly enough. In addition, to the extent we experience a cyber-attack or security breach, we may be unsuccessful in implementing remediation plans to address exposure and future harm. It is possible that computer circumvention capabilities, new discoveries or advances or other developments, which change frequently and often are not recognized until launched against a target, could result in a compromise or breach of client data, even if we take all reasonable precautions, including to the extent required by law. These risks are likely to increase as we expand our offerings, expand internationally, integrate our products and software services and store and process more data, including personal information and other sensitive data. Further, if any of our third-party service providers, suppliers or other third parties with whom we share client data fail to implement adequate data-security practices or fail to comply with our terms and policies or otherwise suffer a network or other security breach, our clients’ information may be improperly accessed, used or disclosed. We maintain a comprehensive portfolio of insurance policies to meet both our legal obligations and to cover perceived risks within our business, including those related to cybersecurity. We believe that our coverage and the deductibles under these policies are adequate for the risks that we face.
If a party (whether internal, external, an affiliate or unrelated third party) is able to circumvent our data security systems or those of the third parties with whom we share client information or engage in cyber-attacks, such cyber-attacks or data breaches could result in unauthorized access to our systems or to the systems of third-party vendors upon whom we rely. Such unauthorized access could result in other parties obtaining our proprietary information, the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our clients’ data and/or significant interruptions in our operations. Cyber-attacks and security breaches could also result in severe damage to our IT infrastructure, including damage that could impair our ability to offer our products and services. In addition, cyber-attacks or security breaches could result in negative publicity, damage our reputation, divert management’s time and attention, increase our expenditure on cybersecurity measures, expose us to risk of loss or litigation and possible liability, cause contract terminations and/or cause customers, potential customers, suppliers and potential suppliers to lose confidence in our security and choose to use the products and/or services of our competitors, any of which would have a material adverse effect on our business, brands, market share, results of operations and financial condition. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer protection and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, and potentially subject us to regulatory penalties and sanctions (and lead to further enhanced regulatory oversight).
We utilize open-source software, which may pose particular risks to our proprietary software and solutions.
We use open-source software in our solutions and will use open-source software in the future. Companies that incorporate open-source software into their solutions have, from time to time, faced claims challenging the ownership or use of open-source software and compliance with open-source license terms. Some licenses governing the use of open-source software contain requirements that we make available source code for modifications or derivative works we create based upon the open-source software, and that we license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. By the terms of certain open-source licenses, if we combine our proprietary software with open-source software in certain manners, we could be required to release the source code of our proprietary software and to make our proprietary software available under open-source licenses to third parties at no cost or on other unfavorable terms. Although we monitor our use of open-source software, we may not be able to assure that all open-source software is reviewed prior to use in our solutions, that our developers have not incorporated open-source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, which creates a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions as currently marketed or provided. As a result of our current or future use of open-source software, we may face claims or litigation that incur significant legal costs, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions requiring significant cost or reallocation of research and development resources, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage and could have a negative effect on our business, financial condition and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing and acquisition of third-party intellectual property rights is a competitive area and could involve several companies pursuing licensing and acquisition strategies that are similar to ours for intellectual property rights that we consider advantageous or necessary for our business. In certain cases, those other companies may be more established and have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property or technology licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or if the licensed intellectual property rights expire, our business, financial condition, results of operations and prospects could be materially adversely affected. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations and prospects.
We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims, including possible litigation, that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, or other event, could have a material adverse effect on our business.
In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, advisors, contractors and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.
Risks Related to Electriq’s Personnel
We are heavily reliant on Frank Magnotti, our Chief Executive Officer, and the departure or loss of Mr. Magnotti or Mr. Van Hoof could disrupt our business.
We depend heavily on the continued efforts of Frank Magnotti, our Chief Executive Officer, and James Van Hoof, Jr., our Chief Operating Officer and General Counsel. Mr. Magnotti and Mr. Van Hoof are essential to our strategic vision and day-to-day operations and would be difficult to replace. Mr. Magnotti possesses technical knowledge of our business, operations and strategy, and Mr. Magnotti and Mr. Van Hoof have substantial experience and contacts that help us implement our goals, strategy and plan. If we lose either of their services or if either of them decides to join a competitor or otherwise compete directly or indirectly with us, and if we are unable to timely hire and retain a qualified replacement, our business, operating results and financial condition could be materially harmed.
If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.
For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. Competition for highly skilled executives and employees in the technology industry is intense, and our competitors could target individuals in our organization that have desired skills and experience. To help attract, retain and motivate our executives and qualified employees, we use stock-based incentive awards. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate our executives and employees could be weakened, which could harm our business and results of operations. Also, if the value of our stock awards increases substantially, this could potentially create substantial personal wealth for our executives and employees and affect our ability to retain our personnel. In addition, any future restructuring plans may adversely impact our ability to attract and retain key employees.
Additionally, our ability to attract qualified personnel, including senior management and key technical personnel, is critical to the execution of our growth strategy. The challenges in identifying, hiring and retaining qualified personnel when needed with specific qualifications and on acceptable terms might impede our ability to continue to develop, commercialize and sell our products. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. We face intense competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed. In addition, integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Our failure to attract and retain qualified senior management and other key technical personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Being a Public Company
As a private company, we had not been required to document and test our internal controls over financial reporting nor had our management been required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.
Prior to the Merger, we had not been required to document and test our internal controls over financial reporting nor had our management been required to certify the effectiveness of our internal controls and our auditors had not been required to opine on the effectiveness of our internal control over financial reporting. As a public company, we may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for twelve (12) months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. If we become subject to the SEC’s internal control reporting and attestation requirements, we might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
Our management team has limited experience managing a public company.
Most of the members of our management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company subjects us to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could have a material adverse effect on our business, financial condition and results of operations.
We may incur increased costs as a result of operating as a public company, and our management may devote substantial time to compliance with its public company responsibilities and corporate governance practices.
As a public company, we may incur significant legal, accounting, compliance and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”) and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these public company requirements. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.
The rules and regulations applicable to public companies make it more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The potential for increased personal liability could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
Risks Related to Being a Public Company and Ownership of Electriq Securities
There can be no assurance that Electriq will continue to comply with the continued listing standards of the NYSE, which could result in the delisting of our securities, limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
Our common stock is listed on NYSE under the symbol “ELIQ” and our Warrants are listed on NYSE American under the symbol “ELIQ WS.” If NYSE delists our securities from trading on its exchange for failure to meet the continued listing standards, we and our stockholders could face significant material adverse consequences including:
•a limited availability of market quotations for Electriq’s securities;
•reduced liquidity for Electriq’s securities;
•a determination that Electriq common stock is a “penny stock” which will require brokers trading in Electriq common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of Electriq common stock;
•a limited amount of analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies. Accordingly, securities of growth companies such as Electriq may be more volatile than other securities and may involve special risks.
Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies like Electriq. Over the course of the past year, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, our securities are subject to potential downward pressures and further volatility in the price of our securities may adversely impact our ability to secure our future financing.
The unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what Electriq’s actual financial position or results of operations would have been.
The unaudited pro forma financial information in this prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions stated therein. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this prospectus, including as a result of such assumptions not being accurate. Additionally, the final adjustments could differ materially from the unaudited pro forma adjustments presented in this prospectus.
Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business.
Residents of Canada who hold common stock or preferred stock may not be able to trade securities received in connection with the Merger Agreement.
Residents of Canada who hold common stock or preferred stock may not be able to trade securities received in connection with the Merger Agreement. Any resale or trading of such securities would need to be completed pursuant to applicable exemptions from the prospectus requirements available under Canadian Securities Laws. It is possible that residents of Canada receiving securities pursuant to the Merger Agreement may not be able to resell those securities. Holders are urged to consult their professional advisors with respect to trading and resale restrictions.
Future resales of Electriq common stock may cause the market price of Electriq common stock to decline significantly, even if our business is doing well.
In connection with the execution of the Merger Agreement, certain Legacy Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into the First Lock-up Agreements with Legacy Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Legacy Electriq stockholders agreed, among other things, that the First Restricted Securities may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property. Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Legacy Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Legacy Electriq stockholders will be released from the First Lock-Up Period.
In connection with the Merger Agreement, certain Legacy Electriq stockholders and noteholders entered into the Second Lock-up Agreements with Legacy Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Legacy Electriq stockholders and noteholders agreed, among other things, that the Second Restricted Securities received (a) in exchange for their shares of Legacy Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property; provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing.
Pursuant to the Support Agreement, dated as of November 13, 2022, by and among TLG and the other parties thereto, Sponsor and the TLG directors agreed, among other things, that any shares of Electriq common stock issued upon conversion of shares of Class F common stock in the Business Combination held by Sponsor are subject to a similar restriction and Sponsor agreed that 1,000,000 shares of its Electriq common stock would be subject to an additional similar restriction for five years.
Following the expiration of the First Lock-Up Period and/or Second Lock-Up Period, sales of a substantial number of shares of Electriq common stock in the public market could occur. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Electriq common stock. As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of Electriq common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Electriq common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.
The trading price of Electriq common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to Electriq’s Business” and “—Risks Related to Electriq’s Industry” and the following:
•our operating and financial performance and prospects;
•our quarterly or annual earnings or those of other companies in our industry compared to market expectations;
•conditions that impact demand for our products and/or services;
•future announcements concerning our business, our clients’ businesses or our competitors’ businesses;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;
•the impact of the COVID-19 pandemic on our financial condition and the results of operations;
•the size of our public float;
•coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
•market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
•strategic actions by us or our competitors, such as acquisitions or restructurings;
•changes in laws or regulations which adversely affect our industry or us;
•privacy and data protection laws, privacy or data breaches, or the loss of data;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in senior management or key personnel;
•issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
•changes in our dividend policy;
•adverse resolution of new or pending litigation against us; and

•changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.
These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.
Following periods of market volatility, stockholders may institute securities class-action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
An active, liquid trading market for our securities may not develop or be sustained.
There can be no assurance that an active trading market for our Class A common stock or Public Warrants will develop, or, if such a market develops, that Electriq will be able to maintain an active trading market for those securities on the NYSE or any other exchange in the future. If an active market for our securities does not develop or is not maintained, or if Electriq fails to satisfy the continued listing standards of the NYSE for any reason and its securities are delisted, it may be difficult for holders of our securities to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair Electriq’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products or technologies by using shares of capital stock as consideration.
We do not intend to pay dividends on our Class A common stock for the foreseeable future.
We currently intend to retain all available funds and any future earnings to fund the development and growth of Electriq’s business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of Electriq’s board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that Electriq’s board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.
If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

Electriq may be subject to securities class action litigation, which may harm its business and operating results.
Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Electriq may be the target of this type of litigation in the future. Securities litigation against Electriq could result in substantial costs and damages and divert Electriq management’s attention from other business concerns, which could seriously harm Electriq’s business, results of operations, financial condition and cash flows.
Electriq may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on Electriq’s business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements or judgment costs and a diversion of Electriq management’s attention and resources that are needed to successfully run Electriq’s business.
The Electriq preferred stock issued at Closing is subject to mandatory redemption after three years, in either cash or Electriq common stock. As a result, the mandatory redemption of Electriq preferred stock may result in dilution to holders of our Class A common stock and/or may require Electriq to expend significant amounts of cash. The holders of Electriq preferred stock could receive more shares of Class A common stock if the market price of our Class A common stock declines and if the Electriq preferred stock is redeemed at the holder’s option for Electriq common stock, which could exacerbate the dilution to holders of our Class A common stock. Further, if holders choose to redeem our Electriq preferred stock for cash, we may not have sufficient cash to settle redemption of the Electriq preferred stock in cash.
Dividends on the Electriq preferred stock will be paid at a cumulative rate of 15% per annum, payable in kind in shares of Electriq preferred stock. As a result, each person who receives one (1) share of Electriq preferred stock on its original issue date will hold, on the third anniversary of the original issue date and after payment of all dividends due on that share of Electriq preferred stock, 1.521 shares of Electriq preferred stock. Each share of Electriq preferred stock will be subject to mandatory redemption after three years, at the option of the holder, for either (i) cash equal to $10.00 per share (the “TLG Preferred Redemption Price”) or (ii) a number of shares of Electriq common stock equal to the quotient of the TLG Preferred Redemption Price divided by the fair market value of a share of Electriq common stock, subject to a maximum of 10 shares of Electriq common stock. The TLG Preferred Redemption Price will be paid on all outstanding shares of Electriq preferred stock that the holder elects to redeem for cash, including any outstanding shares received as dividends, as well as any shares relating to unpaid and accrued dividends.
If the trading price of a share of our Class A common stock declines below $10.00, the number of shares of our Class A common stock that could be issued on the mandatory redemption of the Electriq preferred stock would increase, and holders of our common stock might experience even greater dilution. We estimate that if, in the mandatory redemption, all the holders of Electriq preferred stock elect to receive our Class A common stock instead of cash, a maximum of 39,387,887 shares of Electriq common stock could be issued, after payment of all dividends due (assuming the fair market value of the Electriq common stock is at or below $1.00 per share). To the extent that the holders of the Electriq preferred stock elect to receive Electriq common stock in redemption of the Electriq preferred stock instead of cash, the price of the Electriq common stock may decrease due to the additional shares in the market. Even the mere perception of eventual sales of Electriq common stock that may be issued on the mandatory redemption of the Electriq preferred stock could lead to a decline in the trading price of the Electriq common stock.
Moreover, we could be required to make cash payments in respect of such shares of Electriq preferred stock upon the mandatory redemption. We estimate that if, in the mandatory redemption, all the holders of Electriq preferred stock elect to receive cash, a maximum of approximately $40.6 million will be required to fulfill those redemption requests. However, we may not have enough available cash on hand or be able to obtain any necessary financing at the time we are required to pay cash with respect to the redemption of such shares of Electriq preferred stock. Our ability to make such cash payments will depend on market conditions and our future performance, which is subject to economic, financial, competitive and other factors beyond our control. This potential cash payment obligation could lead to a decline in the trading price of the Electriq common stock and could damage our financial condition and business prospects at that time.
Our issuance of additional shares of Class A common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.
From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.
In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Additional preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership.
We intend to file a registration statement with the SEC on Form S-8 that will automatically become effective upon filing. Our issuance of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.
We intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the Equity Incentive Plan. Subject to the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will automatically become effective upon filing and be available for resale immediately in the public market without restriction. The initial registration statement on Form S-8 is expected to cover the Electriq common stock issuable under the Equity Incentive Plan and under Electriq’s prior incentive plan in respect of stock options which converted into Electriq stock options in connection with the Merger.
In addition, the shares of our Class A common stock reserved for future issuance under the Equity Incentive Plan and under the Electriq incentive award plan assumed in the Business Combination will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale by affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance (i) under the Equity Incentive Plan was equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing.
Future sales, or the perception of future sales, of our Class A common stock by us or our stockholders in the public market could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
All shares of Class A common stock that were issued as merger consideration in the Business Combination are freely tradable, subject to certain lock-ups, without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule

144”), including our directors, executive officers and other affiliates. Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the amended and restated registration rights agreement, dated July 31, 2023 (the “Registration Rights Agreement”), certain stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under the Securities Act. We will bear the cost of registering these securities. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Class A common stock to decline.
We have also agreed to provide certain shelf registration rights to register the resale of shares of Class A common stock issuable upon, among other things, the Lawrie Notes Conversion, the Working Capital Loan Conversion, redemption of the shares of TLG preferred stock, the exercise of the Private Placement Warrants and the conversion of the shares of Class F common stock.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
The warrant agreement that governs the Electriq Warrants provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The securities being offered in this prospectus represent a substantial percentage of our outstanding common stock. The selling securityholders purchased the securities covered by this prospectus at different prices and may therefore make substantial profits upon resales.
As of the date of this prospectus, assuming the exercise of all of the outstanding Public Warrants and Private Placement Warrants for cash, which underlying shares are being registered for resale hereunder, the issuance of shares of common stock being registered for resale hereunder issuable upon the vesting or exercise of equity awards held by affiliates of the Company (collectively, the “Outstanding Share Assumptions”), the issuance of shares of common stock upon election by all the holders of Series A Preferred Stock on the Mandatory Redemption Date (assuming the fair market value of the Electriq common stock is at or below $1.00 per share), the Company would have 97,515,677 shares of common stock outstanding, of which 46,888,151, or 48%, are registered for resale hereunder and would be unrestricted and available for trading on the NYSE (subject to lock-up restrictions that will expire between April 30, 2024 and July 31, 2024). Subject to the expiration of these applicable “lock-up” periods and other restrictions under applicable securities laws in relation to the Sponsor, Mr. Lawrie and Greensoil being affiliates of us, the securities registered for resale by the selling securityholders in the registration statement of which this prospectus forms a part will therefore constitute a considerable percentage of our free float that will be available for immediate resale upon effectiveness of the registration statement and for so long as such registration statement remains available. The market price of our common stock could decline as a result of substantial sales of our common stock by the selling securityholders, including the Sponsor, Mr. Lawrie and Greensoil, or the perception in the market that holders of a large number of shares intend to sell their shares.
This prospectus relates, among other things, to the offer and resale from time to time by the selling securityholders named in this prospectus (including their transferees, donees, pledgees and other successors-in-interest), of (i) up to 46,888,151 shares of common stock, which consists of (a) up to 18,363,030 shares of common stock, including (1) 1,090,217 Retained Sponsor Shares (as defined herein) that were issued to the Sponsor at an aggregate price of $25,000, or approximately $0.003 per share, in connection with the TLG IPO, (2) 3,616,360 shares of common stock issued at a deemed price of $1.57 per share in connection with grants of restricted stock under the Equity Incentive Plan (as defined herein), (3) 90,493 shares of common stock underlying stock options, which were issued at no consideration and which are exercisable at approximately $0.83 per share, and (4) 13,565,960 shares of common stock issued in connection with the Closing at a deemed price of $5.07 per share, by certain of the selling securityholders named in this prospectus, (b) up to 2,000,000 shares of common stock that are issuable upon the exercise of the Private Placement Warrants by RBC at an exercise price of $6.57 per share, which were originally issued in a private placement at a price of $1.50 per warrant in connection with the TLG IPO, (c) up to 1,000,000 shares of common stock that are issuable upon the exercise of 1,000,000 Private Placement Warrants by the Sponsor at an exercise price of $6.57 per share, which were originally issued to the Sponsor at a price of $1.50 per warrant, in connection with the Working Capital Loan Conversion, by certain of the selling securityholders named in this prospectus, and (d) up to 25,525,121 shares of common stock issuable upon the election of the holders of our Series A Preferred Stock on the Mandatory Redemption Date, which were originally issued to certain of the selling securityholders named in this prospectus at a deemed price of $9.85 per share of Series A Preferred Stock, or a deemed price of approximately $0.65 per share of common stock (assuming the maximum conversion ratio on the Mandatory Redemption Date of approximately 15.21 shares of common stock, which would result from a trading price per share of Class A common stock of $1.00 per share or less) and (ii) up to 3,000,000 Private Placement Warrants, which consists of (y) up to 2,000,000 Private Placement Warrants held by RBC, which were originally issued in a private placement at a price of $1.50 per warrant in connection with the TLG IPO, and (z) 1,000,000 Private Placement Warrants, which were originally issued to the Sponsor at a price of $1.50 per warrant, in connection with the Working Capital Loan Conversion, by certain of the selling securityholders named in this prospectus.
The sale of all securities being offered in this prospectus could result in a significant decline in the public trading price of our common stock and our Public Warrants. In addition, the selling securityholders may have purchased the securities covered by this prospectus at prices (or at assumed prices) that were different than the public trading price of those securities. As a result, some of the selling securityholders may still experience a positive rate of return on the securities they purchased based on the current trading price, even though the public securityholders may not experience a similar rate of return on the securities they purchased (due to differences in the price at which such securities were acquired by the public securityholders and the current trading price). Public securityholders who purchased units offered in the TLG IPO paid a price of $10.00 per unit, with each unit consisting of one share of common stock and one-third of one Public Warrant. Subsequent purchasers in the secondary market would have purchased units, shares or Public Warrants at different prices, depending on the public trading price of those securities at the time they were purchased. The Sponsor paid an aggregate of $25,000, or approximately $0.003 per share, for its 1,090,217 Retained Sponsor Shares. Based on the closing price of our common stock as of October 23, 2023 of $1.04, upon the sale of our common stock, the Sponsor may experience a potential profit of up to $1.037 per share of common stock, or up to approximately $1.1 million in the aggregate, for their Retained Sponsor Shares. In addition, the Sponsor and RBC each hold Private Placement Warrants, which were purchased by the Sponsor and by RBC at a price of $1.50 per Private Placement Warrant. On October 23, 2023, the closing price of the Public Warrants as reported by the NYSE was $0.03 per Public Warrant. Accordingly, neither the Sponsor nor RBC would make any profit upon resale of their Private Placement Warrants if they were to sell such Private Placement Warrants at a price equal to that price. On October 23, 2023, the closing price of our common stock on the NYSE was $1.04 per share, which price was less than the $6.57 per share exercise price of the Private Placement Warrants. If the price of our common stock on the NYSE increases to over $6.57 per share, and if the Sponsor and/or RBC were able to exercise their Private Placement Warrants on a cashless basis in accordance with the terms of the Warrant Agreement and immediately sold the shares of common stock that would have been acquired upon such cashless exercise, the Sponsor and/or RBC could potentially earn a profit on such sale. Other selling stockholders who acquired their shares at an assumed price of $5.07 per share of common stock would not profit from any sale of such shares, based on the current trading price.
Warrants will become exercisable for Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Electriq has an aggregate of 16,333,333 Public Warrants and Private Placement Warrants, collectively, issued and outstanding, representing the right to purchase an equivalent amount of shares of Electriq common stock, which will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable at any time commencing 30 days after the completion of the Business Combination. The exercise price of these warrants is $6.57 per share. To the extent such warrants are exercised, additional shares of Electriq common stock will be issued, which will result in dilution to the holders of Electriq and, once registered, increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Electriq common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
The Public Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.
The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of Electriq common stock purchasable upon exercise of a Public Warrant.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.
Being a public company and being subject to new rules and regulations makes it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and executive officers.
We are an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with that of other public companies.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our Class A common stock held by non-affiliates exceeds $700 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of the shares of our Class A common stock held by non-affiliates exceeds $250 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.
The Charter, Electriq’s bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by Electriq’s board of directors. Among other things, the Charter and/or Electriq’s bylaws include the following provisions:
•limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
•a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders;
•provisions requiring bylaw amendments by stockholders to be approved by holders of at least two-thirds of the voting power of all the outstanding shares of Electriq voting stock entitled to vote generally in the election of directors; and
•advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. Any provision of the Charter, Electriq’s bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
The Charter provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
The Charter provides that, unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting any internal corporate claims; and (b) the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Charter and Electriq’s bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

USE OF PROCEEDS
Any sales of common stock or Warrants by the selling securityholders pursuant to this prospectus will be solely for the selling securityholders’ respective accounts. The Company will not receive any proceeds from any such sales.
The Company will receive up to an aggregate of approximately $107.3 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. The Company expects to use any such net proceeds from the exercise of the Warrants for general corporate and working capital purposes. The Company will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants for cash.
The exercise price of our Warrants is $6.57 per share of common stock. We believe that the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive from such exercise, is dependent upon the trading price of our common stock. If the trading price of our common stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of our common stock is above the exercise price thereof. The closing price of our common stock on NYSE on October 23, 2023 was below the exercise price of our Warrants. The Warrants are exercisable on a cashless basis under certain circumstances specified in the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from such exercises will decrease.
The holders will pay any underwriting discounts, selling commissions and stock transfer taxes and fees incurred by such holders in connection with any sale of their shares of common stock. The Company will generally bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of Company counsel and independent registered public accountants.

DETERMINATION OF OFFERING PRICE
We cannot currently determine the price or prices at which shares of common stock or Warrants may be sold by the selling securityholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY
Market Information
Our common stock is listed on NYSE under the symbol “ELIQ” and our Warrants are listed on NYSE American under the symbol “ELIQ WS.” As of October 23, 2023, there were 65 holders of record of our common stock and 3 holders of record of our Warrants. The actual number of stockholders of our common stock and the actual number of holders of our Warrants is greater than the number of record holders and includes holders of our common stock or Warrants whose shares of common stock or Warrants are held in street name by brokers and other nominees.
Dividend Policy
We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the board of directors deems relevant.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus. Unless the context otherwise requires, the “Company” or “New Electriq” refers to Electriq Power Holdings, Inc. after the Closing, “TLG” refers to TLG Acquisition One Corp. prior to the Closing, and “Electriq” refers to Electriq Power, Inc. prior to the Closing.
Introduction
The following unaudited pro forma condensed combined financial information presents the combination of the financial data of Electriq and TLG adjusted to give effect to the Business Combination and other transactions that were contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives pro forma effect to the Business Combination and other transaction adjustments, as summarized below, as if each had been consummated as of that date. The unaudited pro forma combined statements of operations for the periods ended June 30, 2023 and December 31, 2022 give pro forma effect to the Business Combination as if it had occurred as of January 1, 2022. The historical condensed financial information of TLG was derived from the unaudited condensed consolidated financial statements of TLG as of and for six months ended June 30, 2023 and the audited condensed financial statements for the year ended December 31, 2022, included elsewhere in the Registration Statement. The historical condensed financial information of Electriq was derived from the unaudited condensed consolidated financial statements of Electriq as of and for the six months ended June 30, 2023 and the audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in the Registration Statement.
This information should be read together with Electriq’s and TLG’s respective consolidated financial statements and related notes, “Electriq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “TLG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Registration Statement.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using the following:
•Electriq’s unaudited historical condensed consolidated balance sheet as of June 30, 2023, as included in the Registration Statement; and
•TLG’s unaudited historical condensed consolidated balance sheet as of June 30, 2023, as included in the Registration Statement.
The unaudited pro forma combined statement of operations for the six months ended June 30, 2023 has been prepared using the following:
•Electriq’s unaudited historical condensed consolidated statement of operations for the six months ended June 30, 2023, as included in the Registration Statement; and
•TLG’s unaudited historical condensed consolidated statement of operations for the six months ended June 30, 2023, as included in the Registration Statement.
The unaudited pro forma combined statement of operations for the year ended December 31, 2022 has been prepared using the following:
•Electriq’s audited historical consolidated statement of operations for the year ended December 31, 2022, as included in the Registration Statement; and
•TLG’s audited historical consolidated statement of operations for the year ended December 31, 2022, as included in the Registration Statement.

Description of the Business Combination
On November 13, 2022, TLG entered into the Merger Agreement with Electriq, which was amended on December 23, 2022, March 22, 2023 and June 8, 2023. The Business Combination was completed on July 31, 2023. At the Closing, Merger Sub merged with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG. The separate corporate existence of Electriq ceased and the Electriq equityholders became equityholders of TLG, which changed its name to Electriq Power Holdings, Inc.
As part of the Merger, Electriq equityholders received aggregate merger consideration, consisting of 27,500,000 shares of TLG’s common stock, par value $0.0001 per share, at an assumed value of $10.00 per share or $275,000,000, plus 3,528,750 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in any equity, debt or similar investments obtained by Electriq prior to closing of the Merger in connection with a private capital raise, by (y) $8.00. In addition, holders of Electriq’s Series B Cumulative Redeemable Preferred Stock, par value $0.0001 per share received 1,411,500 shares of TLG’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to the closing of the Merger multiplied by the Exchange Ratio. The TLG preferred stock has a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and is subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s options not exercised prior to the Merger received replacement options to purchase shares of TLG common stock based on the value of the merger consideration per share of Electriq common stock.
In June 2023, certain investors entered into subscription agreements with Electriq to purchase shares of Electriq common stock for $18.1 million, including (i) $10.0 million from John Michael Lawrie, the Chief Executive Officer of TLG and Chairman of the TLG board of directors, (ii) $4.5 million from an affiliate of an existing Electriq stockholder, (iii) $2.5 million in the aggregate from funds managed by GBIF Management Ltd. and another Electriq stockholder, and (iv) $1.1 million from new Electriq investors. In addition, on June 8, 2023, certain noteholders of Electriq entered into subscription agreements with Electriq pursuant to which such investors converted approximately $10.1 million of Electriq notes, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive.
In connection with the Pre-Closing Financings and Pre-Closing Loan Conversion, Mr. Lawrie, the Additional Investor, the Pre-Closing Electriq Investors and the Electriq noteholders received shares of Electriq common stock and shares of Electriq cumulative preferred stock as an incentive for their investment. Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Electriq Incentive converted into shares of TLG common stock and shares of TLG preferred stock.
In June and July 2023, certain investors entered into subscription agreements with TLG to purchase 650,000 shares of TLG common stock for $6.5 million, including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock and (ii) $1.5 million from other Electriq investors to purchase 150,000 shares of TLG common stock. In connection with the Closing Financings, Mr. Lawrie and the other Electriq investors received, as an incentive for their investment, 250,000 shares and 75,000 shares, respectively, of TLG preferred stock at closing of the Merger. In addition, Mr. Lawrie entered into a subscription agreement to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million. To the extent Mr. Lawrie is required to purchase any shares of TLG common stock pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive (one (1) share of TLG preferred stock for every two (2) shares of TLG common stock Mr. Lawrie purchases pursuant to the Post-Closing Lawrie Investment). The Post-Closing Lawrie Investment is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings, any amounts remaining in the trust account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate.

In addition, Mr. Lawrie signed an agreement on June 8, 2023 to convert his two secured convertible promissory notes in the aggregate amount of $8.5 million into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock. In addition, pursuant to an amendment to the Sponsor Agreement (as defined below) signed on June 8, 2023 (the “Sponsor Amendment”), at the Closing, the Sponsor (i) relinquished and cancelled, for no consideration, an additional 3,270,652 shares of its TLG Class F common stock and all of the 4,666,667 private placement warrants that it received in connection with TLG’s initial public offering. The Sponsor Amendment also provided that Sponsor would convert all Working Capital Loans into shares of TLG common stock, TLG preferred stock and warrants at Closing. At Closing, all TLG Operating Expenses (totaling $9.1 million) were converted into 756,635 shares of TLG common stock, 378,318 of TLG preferred stock and 1,000,000 warrants with terms identical to the terms of the Sponsor IPO Private Placement Warrants. On September 21, 2023, the Company and Sponsor acknowledged and agreed (the “Acknowledgment”) that the Sponsor Amendment was intended to provide for the conversion into TLG Common Stock and TLG Preferred Stock of all TLG Operating Expenses and not solely the Working Capital Loans. Given that the full amount of the TLG Operating Expenses was so converted at Closing, no adjustments to the TLG securities issued at Closing to Sponsor were required as a result of the Acknowledgment.
Forward Purchase Agreement
As previously disclosed, on July 23, 2023, TLG and Electriq entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively referred to as “Seller”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 3,534,492 shares of TLG common stock from third parties through a broker in the open market (“Recycled Shares”). On July 31, 2023, 251,194 additional shares of New Electriq common stock were issued to Seller pursuant to the terms of the FPA Funding Amount PIPE Subscription Agreement entered into in connection with the closing of the Business Combination (the “Closing”). Capitalized terms used but not otherwise defined in this section shall have the meanings ascribed to such terms the Forward Purchase Agreement.
The Forward Purchase Agreement provides that $3,000,000 (the “Prepayment Shortfall”) will be paid by Seller to TLG not later than one local business day following the Closing (which amount shall be netted from the Prepayment Amount). Seller in its sole discretion may sell Shares at any time following the Trade Date at prices (i) at or above $6.67 during the first six months following the Closing and (ii) at any sales price thereafter, without payment by Seller of any Early Termination Obligation until the earlier of such time as the proceeds from the such sales equal 100% of the Prepayment Shortfall (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale Shares,”). A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered under the Forward Purchase Agreement, and (b) an Optional Early Termination, subject to the terms and conditions herein applicable to Terminated Shares, when an OET Notice (as defined below) is delivered under the Forward Purchase Agreement, in each case the delivery of such notice in the sole discretion of the Seller.
The Forward Purchase Agreement provides that Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to (x) the product of (i) the Number of Shares as set forth in a Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of TLG in effect prior to consummation of the Business Combination, as amended, less (y) the Prepayment Shortfall.
TLG paid to Seller separately the Prepayment Amount required under the Forward Purchase Agreement directly from TLG’s Trust Account maintained by Continental Stock Transfer and Trust Company that held the net proceeds of the sale of the units in TLG’s initial public offering and the sale of private placement warrants (the “Trust Account”), except that to the extent the Prepayment Amount payable to Seller is to be paid from the purchase of Additional Shares by Seller pursuant to the terms of its FPA Funding Amount PIPE Subscription Agreement, such amount will be netted against such proceeds, with Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount. For the avoidance of doubt, any Additional Shares purchased by Seller will be included in the Number of Shares for its Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount.

Seller agreed to waive any redemption rights that it had under TLG’s Amended and Restated Certificate of Incorporation with respect to any TLG common stock purchased through the FPA Funding Amount PIPE Subscription Agreement and any Recycled Shares in connection with the Business Combination, that would require redemption by TLG of the shares of TLG common stock. Such waiver may have reduced the number of shares of TLG common stock redeemed in connection with the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.
The Company accounts for the Forward Purchase Agreement as a derivative instrument in accordance with the guidance in ASC 480-10. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds from the Forward Purchase Agreement is dependent upon factors outside the control of the Company. The Company established the fair value of the forward purchase contract derivative on the date of the Closing, with amounts included in net loss as a change in fair value of forward purchase contract derivative. The estimated fair value of the forward purchase contract derivative was calculated using a Black Scholes option pricing model and used significant assumptions including the risk free rate and volatility. Given the limited trading history of the Company, the Company utilized the volatility of a peer group of similar public companies. Future estimates of trading prices were based on volatility assumptions that impact the estimated share price and Meteora’s corresponding sales in the open market.
FPA Funding Amount PIPE Subscription Agreement
On July 23, 2023, TLG entered into a subscription agreement (the “FPA Funding Amount PIPE Subscription Agreement”) with Meteora.
Pursuant to the FPA Funding Amount PIPE Subscription Agreement and in connection with the Forward Purchase Agreement, and on the terms of and subject to the conditions set forth in the FPA Funding Amount PIPE Subscription Agreement, Meteora agreed to subscribe for and purchase, and TLG agreed to issue and sell to Meteora, on the Closing Date, an aggregate of a number of shares of TLG Common Stock up to the Maximum Number of Shares as set forth in the Forward Purchase Agreement (the “Subscribed Shares”) less the number of Recycled Shares, as defined in the Forward Purchase Agreement, provided, however, that Meteora shall not be required to purchase an amount of shares of TLG Common Stock, such that following the issuance of the Subscribed Shares, its ownership would exceed 9.9% ownership of the total shares of TLG Common Stock outstanding immediately after giving effect to such issuance unless Meteora at its sole discretion waives such 9.9% ownership limitation.
Expected Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TLG will be treated as the “acquired” company for financial reporting purposes and Electriq will be treated as the accounting acquirer, even though TLG acquired all of the outstanding interests in Electriq in the Business Combination. Electriq has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under all redemption scenarios:
•The business of Electriq will comprise the ongoing operations of New Electriq, and the business of New Electriq will continue to focus on the Electriq’s energy storage systems and software-enabled services;
•Electriq’s senior management will be the senior management of New Electriq;
•The directors nominated by Electriq will represent the majority of New Electriq Board; and
•Electriq’s existing stockholders will hold a majority voting interest in New Electriq.
Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Electriq is issuing stock for the net assets of TLG. The net assets of TLG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Electriq.
The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what New Electriq’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated or for the periods presented. In addition, the summary of unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Electriq following the reverse recapitalization. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.
The pro forma adjustments giving effect to the Business Combination and related transactions are discussed in further detail in the footnotes to the unaudited pro forma condensed combined financial information included elsewhere in the Registration Statement. The unaudited pro forma condensed combined financial information has been prepared after giving effect to the Business Combination as contemplated by the Merger Agreement:
Transactions Pre-Closing
•Raise of $7.1 million through the issuance of shares of common stock and Electriq cumulative preferred stock in connection with the Pre-Closing Financings. Upon consummation of the business combination these Electriq common shares and Electriq cumulative preferred shares converted into 887,500 shares of Class A common stock and 355,000 shares of Series A preferred shares of New Electriq, respectively.
Transactions at Closing
•Raise of $6.5 million as part of the Financing Transactions through the issuance of 650,000 shares of Class A common stock and 325,000 shares of New Electriq preferred stock at Closing;
•Conversion of the Lawrie Notes in the principal amount of $8.5 million in exchange for 1,062,500 shares of Class A common stock and 425,000 shares of New Electriq preferred stock at Closing;
•Settlement of approximately $9.1 million of TLG Operating Expenses through the issuance of 756,635 shares of Class A common stock, 378,318 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants at Closing;
•Conversion and exchange of existing Electriq warrants for 360,603 shares of Class A common stock in New Electriq at Closing;
•Cancellation of 4,666,667 Private Placement Warrants by Sponsor;
•Deferral of approximately $9.6 million in transaction costs, including legal fees of approximately $6.5 million, investment banking fees of approximately $1.4 million, and other services of $0.4 million, with all parties agreeing to defer payment for up to 12 months from Closing pursuant to the deferral agreements with respective service providers; in addition approximately $1.3 million of retention bonuses are payable six months after Closing;
•On July 26, 2023, holders of approximately 97.3% or 7,736,608 shares of TLG Class A Common Stock had validly elected to redeem their shares of TLG Class A Common Stock for a pro rata portion of the trust account holding the proceeds from TLG’s initial public offering and the sale of private placement warrants, or approximately $10.63 per share and $82.2 million in the aggregate as of July 25, 2023; and
•On July 23, 2023, TLG and Electriq entered into a Forward Purchase Agreement with Meteora for an OTC Equity Prepaid Forward Transaction. On July 26, 2023, pursuant to the terms of the Forward Purchase Agreement, Meteora purchased from third parties through a broker in the open market and elected to reverse previously submitted redemption requests for a total of 3,534,492 TLG Common Stock (“Recycled Shares”). Furthermore, 251,194 Additional Shares were issued to Meteora in conjunction with the Closing.
The shares of New Electriq preferred stock issued in connection with the Financing Transactions have been reflected in the unaudited pro forma condensed combined balance sheet as liabilities at fair value pursuant to ASC 480. The carrying value of the New Electriq preferred stock is accreted to its redemption value over the three-year period ending in the redemption date. The Company utilized a third-party valuation specialist to determine the fair value of the preferred stock. The fair value calculation was based on a variety of assumptions, including the use of a market yield to discount the future payout to present value and applying a discount related to the lack of marketability, which resulted in a fair value of $6.42 per share. The preferred stock qualifies as a mandatorily redeemable financial instrument as it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. Pursuant to the respective preferred stock agreements, the issued and outstanding preferred stock (including a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share) shall be subject to mandatory redemption by the issuer upon the date which is the third (3rd) anniversary of their original issue date in the form of either cash or an equivalent value in shares of common stock.
The Merger Agreement has a closing condition that states TLG will have net tangible assets of at least $5,000,001 either prior to or upon the Closing Date of such business combination. TLG considers all committed sources of capital that would be available to it in its measurement of redeemable shares, including the Financing Transactions. The condition that TLG have net tangible assets of at least $5,000,001 can be measured upon consummation of a business combination. As disclosed in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, after giving effect to the Business Combination and the other transactions contemplated by the Merger Agreement as amended, the combined company’s pro forma combined total net tangible assets are approximately $21.3 million, which exceed the $5,000,001 net tangible assets requirement.
The following summarizes the pro forma New Electriq Common Stock issued and outstanding immediately after the Business Combination after considering redemptions of TLG stockholders and the effect of the purchases pursuant to the Forward Purchase Agreement:

	Share ownership (issued and outstanding) in the Post-Combination Company
Stockholder	Shares	%
Electriq stockholders (1)(2)(3)	29,778,750	75.9%
Public stockholders (4)(5)(6)	3,746,289	9.6%
Sponsor and certain affiliates (7)(8)(9)	5,298,483	13.5%
Other financing stockholders (10)	401,194	1.0%
Total (11)(12)	39,224,716	100%
__________________
(1)Excludes 405,000 shares of New Electriq preferred stock issued to Electriq stockholders upon conversion of their shares of Electriq cumulative preferred stock issued in the Pre-Closing Financings.
(2)Excludes 506,500 shares of New Electriq preferred stock issued to holders of shares of Electriq cumulative preferred stock in connection with the Pre-Closing Loan Conversion.
(3)Includes 1,103,779 shares of Class A common stock underlying Electriq stock options to be assumed at Closing.
(4)Excludes 13,333,333 Public Warrants as such warrants are not expected to be in the money at Closing.
(5)Includes 3,534,492 Recycled Shares Meteora purchased from third parties and elected to reverse previously submitted redemption requests.
(6)Excludes 50,000 shares of New Electriq preferred stock issued to Meteora pursuant to the Non-Redemption Agreement.
(7)Excludes 500,000 shares of New Electriq preferred stock issued to Mr. Lawrie upon conversion of shares of Electriq cumulative preferred stock issued to Mr. Lawrie in the Pre-Closing Financings stock and 250,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Closing Financings.
(8)Excludes 425,000 shares of New Electriq preferred stock issued to Mr. Lawrie in connection with the Lawrie Notes Conversion.
(9)Excludes 378,318 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants issued to Sponsor in exchange for settlement of the Working Capital Loans; warrants are not expected to be in the money at Closing.
(10)Excludes 75,000 shares of New Electriq preferred stock issued in connection with the Financing Transactions to other financing stockholders at Closing.

(11)Excludes shares of Class A common stock of New Electriq reserved, in an amount equal to approximately 10% of the number of outstanding shares of Class A common stock on a fully diluted basis as of immediately following the Closing, pursuant to the Equity Incentive Plan.
(12)Excludes 2,000,000 Private Placement Warrants issued to RBC as the warrants are not expected to be in the money at Closing.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2023
(in thousands except share and per share data)

	Electriq Power
	June 30, 2023 (Historical)	Other Transaction Adjustments		Adjusted	TLG June 30, 2023 (Historical)	Pro Forma Transaction Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash	$4,377	$7,100	(aa)	$11,477	$105	$85,098	(a)	$15,834
						(82,240)	(b)
						40,072	(m)
						(37,262)	(n)
						6,500	(c)
						1,793	(d)
						(9,709)	(f)
Accounts receivable, net of allowances	130	—		130	—	—		130
Inventory	14,419	—		14,419	—	—		14,419
Inventory deposits	2,467	—		2,467	—	—		2,467
Forward purchase contract asset, net	—	—		—	—	18,597	(n)	18,597
Prepaid expenses and other current assets	273	—		273	113	—		386
Total current assets	21,666	7,100		28,766	218	22,849		51,833
Investments held in Trust Account	—	—		—	85,098	(85,098)	(a)	—
Property and equipment, net	1,512	—		1,512	—	—		1,512
Right of use assets	3,718	—		3,718	—	—		3,718
Deposits	131	—		131	—	—		131
Total assets	$27,027	$7,100		$34,127	$85,316	$(62,249)		$57,194

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,023	$—		$2,023	$246	$—		$2,269
Accrued expenses and other current liabilities	5,575	—		5,575	6,327	11,173	(f)	14,579
						(8,132)	(f)
						(364)	(e)
Working capital loan - related party	—	—		—	5,409	1,793	(d)	—
						(7,202)	(e)
Income tax payable	—	—		—	1,557	(1,557)	(f)	—
Franchise tax payable	—	—		—	20	(20)	(f)	—
SAFE notes	35,110	—		35,110	—	(35,110)	(g)	—
Warrants liability	4,818	—		4,818	—	(1,212)	(h)	—
						(3,606)	(h)
Total current liabilities	47,526	—		47,526	13,559	(44,237)		16,848
Convertible notes payable	8,500	—		8,500	—	(8,500)	(i)	—
Other long-term liabilities	2,907	—		2,907	—	—		2,907
Cumulative mandatorily redeemable New Electriq preferred stock liability	6,913	2,280	(aa)	9,193	—	2,088	(c)	16,762
						2,730	(i)
						2,430	(e)
						321	(b)
Derivative warrant liabilities	—	—		—	800	(533)	(j)	1,500
						(267)	(j)
						1,500	(e)

Total liabilities	65,846	2,280		68,126	14,359	(44,468)		38,017
TLG Class A common stock subject to redemption	—	—		—	83,462	(83,462)	(b)	—
New Electriq Class A common stock subject to forward purchase contract						40,072	(m)	40,072
Preferred stock	34,792	—		34,792	—	(34,792)	(k)	—
Stockholders’ (deficit) equity:
Electriq common stock	59	—	(aa)	59	—	(59)	(k)	—
TLG Class F common stock					—	-	(b)	—
New Electriq Class A common stock						1	(b)	4
						2	(k)
						1	(c)(e)(g)(h)(i)
Warrants	—	—		—	—	533	(j)	533
Additional paid-in capital	24,835	4,820	(aa)	29,655	—	900	(b)	98,725
						34,849	(k)
						(12,505)	(l)
						35,110	(g)
						3,606	(h)
						4,412	(c)
						5,769	(i)
						3,636	(e)
						(6,974)	(f)
						267	(j)
Accumulated deficit	(98,505)	—		(98,505)	(12,505)	12,505	(l)	(120,157)
						1,212	(h)
						(4,199)	(f)
						(18,665)	(n)
Accumulated other comprehensive loss	—	—		—	—	—		—
Total stockholders’ (deficit) equity	(73,611)	4,820		(68,791)	(12,505)	60,401		(20,895)
Total liabilities, preferred stock and stockholders’ (deficit) equity	$27,027	$7,100		$34,127	$85,316	$(62,249)		$57,194

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2023
(in thousands, except share and per share data)

	Electriq Power June 30, 2023 (Historical)	TLG June 30, 2023 (Historical)	Pro Forma Transaction Adjustments		Pro Forma Combined
Net revenues	$185	$—	$—		$185
Cost of goods sold	1,068	—	—		1,068
Gross profit (loss)	(883)	—	—		(883)
Operating expenses:
Research and development	2,136	—	—		2,136
Sales and marketing	2,214	—	—		2,214
General administrative and other expenses	9,428	3,193	—		12,621
Total operating expenses	13,778	3,193	—		16,971
Loss from operations	(14,661)	(3,193)	—		(17,854)
Other expense (income):
Income from investments held in Trust Account	—	(1,372)	1,372	(a)	—
Interest expense	2,001	—	3,663	(b)	5,664
Unrealized fair value adjustments	(25,786)	—	25,786	(c)	—
Change in fair value of working capital loan - related party	—	(887)	887	(d)	—
Gain on forgiveness of deferred underwriting fee payable	—	(1,113)	—		(1,113)
Other expense, net	2,635	—	—		2,635
Income (loss) before income taxes	6,489	179	(31,708)		(25,040)
Income tax expense	—	(501)	—		(501)
Net income (loss)	6,489	(322)	(31,708)		(25,541)
Less: Cumulative preferred stock dividends	933	—	(933)	(e)	—
Net income (loss) attributable to common stockholders	$5,556	$(322)	$(30,775)		$(25,541)
Net loss per share attributable to common stockholders, basic and diluted			—		$(0.67)
Weighted-average shares of common stock used in computing net income per share, basic and diluted			—		38,120,937
Net income per share attributable to common stockholders - basic	$0.02
Net income per share attributable to common stockholders - diluted	$—
Weighted average number of shares of common stock outstanding - basic	257,334,845
Weighted average number of shares of common stock outstanding - diluted	3,148,785,358
Weighted average shares outstanding of Class A common stock	—	7,948,405	—		—
Basic and diluted net loss per share, Class A common stock	—	$(0.02)	—		—
Weighted average shares outstanding of Class F common stock	—	5,801,105	—		—
Basic and diluted net loss per share, Class F common stock	—	$(0.02)	—		—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022
(in thousands, except share and per share data)

	Electriq Power December 31, 2022 (Historical)	TLG December 31, 2022 Historical)	Pro Forma Transaction Adjustments		Pro Forma Combined
Net revenues	$15,976	$—	$—		$15,976
Cost of goods sold	15,601	—	—		15,601
Gross profit	375	—	—		375
Operating expenses:
Research and development	3,303	—	—		3,303
Sales and marketing	3,784	—	—		3,784
General administrative and other expenses	11,829	4,677	4,199	(gg)	20,705
Total operating expenses	18,916	4,677	4,199		27,792
Loss from operations	(18,541)	(4,677)	(4,199)		(27,417)
Other expense (income):
Income from investments held in Trust Account	—	(5,684)	5,684	(aa)	—
Interest expense	2,073	—	6,453	(bb)	8,526
Unrealized fair value adjustments	31,730	—	(31,730)	(cc)	—
Change in fair value of derivative warrant liabilities	—	(9,800)	9,800	(dd)	—
Change in fair value of working capital loan - related party	—	(690)	690	(ee)	—
Change in fair value of forward purchase contract derivative	—	—	18,665	(hh)	18,665
Other expense (income), net	5	—	—		5
(Loss) Income before income taxes	(52,349)	11,497	(13,761)		(54,613)
Income tax expense	-	(1,056)	-		(1,056)
Net (loss) income	(52,349)	10,441	(13,761)		(55,669)
Less: Cumulative preferred stock dividends	1,744	—	(1,744)	(ff)	—
Net (loss) income attributable to common stockholders	$(54,093)	$10,441	$(12,017)		$(55,669)
Net loss per share attributable to common shareholders, basic and diluted	$(0.26)		—		$(1.46)
Weighted-average shares of common stock used in computing net loss per share, basic and diluted	207,458,865		—		38,120,937
Weighted average shares outstanding of Class A common stock	—	39,824,375	—		—
Basic and diluted net income per share, Class A common stock	—	$0.21	—		—
Weighted average shares outstanding of Class F common stock	—	10,000,000	—		—
Basic and diluted net income per share, Class F common stock	—	$0.21	—		—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.Basis of Pro Forma Presentation
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, TLG will be treated as the “acquired” company and Electriq as the accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Electriq will represent a continuation of the financial statements of Electriq with the Business Combination treated as the equivalent of Electriq issuing shares for the net assets of TLG, accompanied by a recapitalization. The net assets of TLG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Electriq in future reports of New Electriq.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives pro forma effect to the Business Combination and the other events as if consummated on that date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 gives pro forma effect to the Business Combination and the other events as if consummated on January 1, 2022, the beginning of the earliest period presented. These periods are presented on the basis of Electriq as the accounting acquirer.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in the Registration Statement:
•the historical unaudited condensed consolidated financial statements of TLG as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of TLG as of and for the year ended December 31, 2022; and
•the historical unaudited condensed consolidated financial statements of Electriq as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of Electriq as of and for the year ended December 31, 2022.
Management has made significant estimates and assumptions and has used methodologies that it believes are reasonable in its determination of the pro forma adjustments based on information available as of the date of the Registration Statement. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, this financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, and the final amounts recorded are likely to differ and may differ materially from the information presented as additional information becomes available. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing that are related to the raise of capital are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New Electriq’s additional paid-in capital, and the remaining transaction costs have been expensed. One-time direct and incremental transaction costs incurred in connection with the Business Combination allocated to the liability classified warrants and preferred shares are recorded as a charge to accumulated deficit.
In connection with the business combination, management has performed a comprehensive review of the two entities' accounting policies. Based on its initial analysis, management has not identified any differences between the accounting policies of the two entities which, when conformed, would have a material impact on the financial statements of New Electriq. Certain reclassifications have been reflected to conform financial statement presentation as described in the notes to the pro forma condensed combined financial statements below.

2.Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”).
The pro forma condensed combined financial information does not include an income tax adjustment. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Electriq filed consolidated income tax returns during the periods presented.
Other Transaction Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
The Other Transaction Adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 reflect the subsequent events, which are not included in the historical financial statements of Electriq as of that date; however, the Other Transaction Adjustments were completed prior to Business Combination and are therefore presented:
(aa)To reflect $7.1 million in cash received as part of the Pre-Closing Financings in exchange for shares of Electriq common stock and Electriq cumulative preferred stock; upon consummation of the Business Combination, these shares of Electriq common stock and Electriq cumulative preferred stocks converted into 887,500 shares of Class A common stock and 355,000 shares of New Electriq preferred stock, respectively.
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:
(a)To reflect the release of cash currently invested in marketable securities held in the Trust Account.
(b)To reflect the redemption of approximately 97.3% or 7,736,608 shares of TLG Common Stock at approximately $10.63 per share and the non-redemption of 211,797 shares of TLG Common Stock which included the issuance of 50,000 shares of New Electriq preferred stock to certain stockholders subject to the Non-Redemption Agreement.
(c)To offset the reduction in cash related to Public Share redemptions, TLG raised approximately $6.5 million as part of the Financing Transactions at Closing through the issuance of 650,000 shares of Class A common stock of New Electriq, and the issuance of 325,000 shares of New Electriq preferred stock.
(d)To reflect approximately $1.8 million in proceeds from the increase in the working capital loan used to pay transaction costs at Closing in connection with the Business Combination.
(e)To reflect settlement of approximately $9.1 million of TLG operating expenses (including a $7.2 million working capital loan) through the issuance of 756,635 shares of Class A common stock, 378,318 shares of New Electriq preferred stock and 1,000,000 Private Placement Warrants at Closing.
(f)To reflect approximately $11.2 million in transaction costs related to legal, financial advisory and other professional fees incurred in connection with the Business Combination as additional accrued expenses as these costs were not previously reflected in the historical financial statements presented for TLG and Electriq at June 30, 2023. Of the $11.2 million in transaction costs, approximately $7.0 million has been determined to be directly attributable to the raise of capital and has been reflected as an adjustment to additional paid in capital and the remaining $4.2 million has been expensed.

To reflect the aggregate cash payment of approximately $9.7 million at Closing for transaction costs incurred in connection with the Business Combination; approximately $9.6 million of transaction costs were deferred and expected to be subsequently paid within 12 months of the Closing pursuant to deferral agreements with various service providers.
(g)To reflect the conversion of Electriq’s SAFE notes into 4,090,384 shares of Class A common stock of New Electriq.
(h)To reflect the conversion and exchange of Electriq’s warrants into 360,603 shares of Class A common stock; the warrants are expected to be exchanged on a cashless basis. The difference between the fair value of the warrants at the transaction date, which equaled the conversion price, and the historical carrying value of the warrants has been reflected in accumulated deficit.
(i)To reflect the conversion of the Lawrie Note into 1,062,500 shares of Class A common stock and 425,000 shares of New Electriq preferred stock.
(j)To reflect the cancellation of Private Placement Warrants and reclassification of Public Warrants recorded at fair value to equity as a result of the Business Combination.
After completion of the Business Combination, Electriq only has a single class of participating securities. Therefore, in the event of a tender offer of more than 50% of outstanding equity, a change of control would occur and settlement of warrants in cash or other assets would not preclude equity classification under ASC 815-40-25. Further the Company notes that there are no settlement features that otherwise preclude the public warrants from being considered fixed-for-fixed under ASC 815-40-15 and being considered equity classified under ASC 815-40-25 post-merger. Therefore, we have presented these warrants as equity classified instruments in post-merger pro forma statements.
(k)To reflect the conversion of shares of Electriq’s seed preferred stock and common stock into Class A common stock of New Electriq.
(l)To reflect the reclassification of TLG’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.
(m)To reflect Meteora’s purchase of 3,534,492 TLG Common Stock at approximately $10.63 per share and 251,194 additional shares at approximately $10.00 per share for approximately $40.1 million to reverse previously submitted redemption requests pursuant to the terms of the Forward Purchase Agreement. These shares are classified as mezzanine equity on the balance sheet as they are contingently redeemable upon the occurrence of certain events not solely within the control of the Company that allow for the effective redemption of such shares in cash at the option of Meteora.
(n)To reflect the fair value of the forward purchase contract, net of $18.6 million, which includes a forward purchase contract asset related to the payment of the $37.3 million (including approximately $0.2 million transaction costs) to Meteora at Closing, offset by the change in the fair value of the forward purchase derivative liability of $18.7 million which has been recorded in accumulated deficit on the pro forma balance sheet and reflected in the pro forma statement of operations as of December 31, 2022 (refer to note (hh) below)
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 are as follows:
(a)To reflect the elimination of interest income related to the Trust Account after the Business Combination.
(b)To reflect six months of interest expense of approximately $3.7 million, including approximately $2.2 million related to the New Electriq preferred stock dividends and approximately $1.5 million related to the accretion from carrying value of the New Electriq preferred stock to its redemption value, giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.
(c)To reflect the elimination of the change in fair market value of Electriq’s warrants and SAFE notes which were converted to Class A common stock in New Electriq giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.
(d)To reflect the elimination of the change in fair value of the working capital loan which was converted to Class A common stock in New Electriq giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.
(e)To reflect the elimination of the pre-2023 seed preferred stock dividends giving pro forma effect to the conversion of the seed preferred stock as part of the Business Combination as if it had occurred as of January 1, 2022.
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 giving effect to the Business Combination as if it had occurred as of January 1, 2022 are as follows:
(aa)To reflect the elimination of interest income related to the Trust Account after the Business Combination.
(bb)To reflect twelve months of interest expense of approximately $6.5 million, including approximately $3.9 million related to the New Electriq preferred stock dividends and approximately $2.6 million related to the accretion from carrying value of the New Electriq preferred stock to its redemption value, giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.
(cc)To reflect the elimination of the change in fair market value of Electriq’s warrants and SAFE notes which were converted to Class A common stock in New Electriq.
(dd)To reflect the elimination of the change in fair market value of Private Placement Warrants which were cancelled and the Public Warrants that were reclassified to equity giving pro forma effect to the Business Combination as if it had occurred as of January 1, 2022.
(ee)To reflect the elimination of the change in fair value of the working capital loan which was converted to shares of Class A common stock in New Electriq, shares of Series A preferred stock in New Electriq and warrants in New Electriq.
(ff)To reflect the elimination of the pre-2023 seed preferred stock dividends giving pro forma effect to the conversion of the seed preferred stock as part of the Business Combination as if it had occurred as of January 1, 2022.
(gg)To reflect $4.2 million in transaction costs related to financial advisory, accounting and other professional fees that have been expensed in connection with the Business Combination, as these costs were previously not included in the historical financial statements presented as of June 30, 2023, or December 31, 2022.
(hh)To reflect $18.7 million related to the change in fair value of the forward purchase contract derivative liability which was marked to market on the transaction date as if it had occurred as of January 1, 2022.
3.Loss Per Share
Represents the net loss per share attributable to common stockholders calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. The 3,534,492 TLG Common Stock recorded in mezzanine equity is included in the net loss per share attributable to common shareholders calculation.

	Pro Forma Combined
(in thousands, except share and per share data)	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Net loss	$(25,541)	$(55,669)
Net loss per share attributable to common shareholders	$(0.67)	$(1.46)
Weighted average shares outstanding, basic and diluted (1)	38,120,937	38,120,937
Excluded Securities (2)
New Electriq preferred stock (3)	39,387,887	39,387,887
Public Warrants	13,333,333	13,333,333
Private Placement Warrants	1,000,000	1,000,000
RBC Warrants	2,000,000	2,000,000
Electriq Equity Incentive Plan	1,103,779	1,103,779
New Equity Incentive Plan Pool	6,460,874	6,460,874
__________________
(1)Diluted loss per share is the same as basic loss per share for both scenarios presented because the effects of potentially dilutive instruments were anti-dilutive as a result of the net loss.
(2)The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share attributable to common stockholders, basic and diluted, because their effect would have been antidilutive, or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented. Also, excludes shares of TLG Class A common stock reserved, in an amount equal to approximately 10% of the number of shares of outstanding TLG Class A common stock on a fully diluted basis as of immediately following the Closing, pursuant to the Equity Incentive Plan.
(3)Assumes the redemption of 3,797,017 shares of New Electriq preferred stock (including 1,300,417 shares of New Electriq preferred stock expected to be issued over three years as payable in kind dividends) for 37,970,165 shares of New Electriq common stock, which is the maximum number of shares of New Electriq common stock that may be issued pursuant to the terms of the New Electriq preferred stock (which would require a trading price of the New Electriq common stock of $1.00 per share at the time of redemption).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with TLG’s and Legacy Electriq’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2023 and 2022, together with the related notes thereto, included in this prospectus. Certain information included in this discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results may differ materially from those projected or implied by the forward-looking statements. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.
Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Electriq,” “we”, “us,” “our,” and the “Company” are intended to refer to (i) following the Closing, the business and operations of Electriq Power Holdings, Inc. and its consolidated subsidiaries, and (ii) prior to the Business Combination, Legacy Electriq (the predecessor entity in existence prior to the consummation of the Business Combination) and its consolidated subsidiaries.
Overview
Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s energy storage system (“PowerPod”), with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other grid services (collectively “Grid Services”), which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the Open Automated Demand Response (“OpenADR”) industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants.
We sell our integrated energy storage systems through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.
Business Combination and Public Company Costs
On November 13, 2022, we entered into the Merger Agreement with TLG, which was amended on December 23, 2022, March 22, 2023 and June 8, 2023. The Business Combination was completed on July 31, 2023. At the Closing, Merger Sub merged with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of TLG. The separate corporate existence of Electriq ceased and the Electriq equityholders became equityholders of TLG, which changed its name to Electriq Power Holdings, Inc. While the legal acquirer in the Merger Agreement is TLG, for financial accounting and reporting purposes under GAAP, Electriq is the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Electriq in many respects.

Under this method of accounting TLG will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Electriq is deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Electriq (i.e., a capital transaction involving the issuance of stock by TLG for Electriq capital stock). Accordingly, the consolidated assets, liabilities and results of operations of Electriq will become the historical consolidated financial statements of Electriq, and TLG’s assets, liabilities and results of operations will be consolidated with Electriq beginning on the date of the Closing. Operations prior to the Business Combination will be presented as those of Electriq in future reports.
The net assets of TLG will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.
As part of the Merger, Electriq equityholders received aggregate merger consideration, consisting of 27,500,000 shares of TLG’s common stock, par value $0.0001 per share, at an assumed value of $10.00 per share or $275,000,000, plus 3,528,750 additional shares of TLG common stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq in any equity, debt or similar investments obtained by Electriq prior to closing of the Merger in connection with a private capital raise, by (y) $8.00. In addition, holders of Electriq’s Series B Cumulative Redeemable Preferred Stock, par value $0.0001 per share received 1,411,500 shares of TLG’s Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, being equal to the number of shares of Electriq cumulative preferred stock outstanding immediately prior to the closing of the Merger multiplied by the Exchange Ratio. The TLG preferred stock has a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share, and is subject to mandatory redemption on the third anniversary of the original issue date of such shares, payable either in cash or in TLG common stock, at the option of the holder. As part of the merger consideration, holders of Electriq’s options not exercised prior to the Merger received replacement options to purchase shares of TLG common stock based on the value of the merger consideration per share of Electriq common stock.
In June 2023, certain investors entered into subscription agreements with Electriq to purchase shares of Electriq common stock for $18.1 million, including (i) $10.0 million from John Michael Lawrie, the Chief Executive Officer of TLG and Chairman of the TLG board of directors, (ii) $4.5 million from an affiliate of an existing Electriq stockholder, (iii) $2.5 million in the aggregate from funds managed by GBIF Management Ltd. and another Electriq stockholder, and (iv) $1.1 million from new Electriq investors. In addition, on June 8, 2023, certain noteholders of Electriq entered into subscription agreements with Electriq pursuant to which such investors converted approximately $10.1 million of Electriq notes, including accrued interest (excluding the Lawrie Notes), into shares of Electriq common stock plus additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive.
In connection with the Pre-Closing Financings and Pre-Closing Loan Conversion, Mr. Lawrie, the Additional Investor, the Pre-Closing Electriq Investors and the Electriq noteholders received shares of Electriq common stock and shares of Electriq cumulative preferred stock as an incentive for their investment. Upon conversion in the Merger, the shares of Electriq common stock and Electriq cumulative preferred stock received in the Electriq Incentive converted into shares of TLG common stock and shares of TLG preferred stock.
In June and July 2023, certain investors entered into subscription agreements with TLG to purchase 650,000 shares of TLG common stock for $6.5 million, including (i) $5.0 million from Mr. Lawrie for 500,000 shares of TLG common stock and (ii) $1.5 million from other Electriq investors to purchase 150,000 shares of TLG common stock. In connection with the Closing Financings, Mr. Lawrie and the other Electriq investors received, as an incentive for their investment, 250,000 shares and 75,000 shares, respectively, of TLG preferred stock at closing of the Merger. In addition, Mr. Lawrie entered into a subscription agreement to purchase up to 300,000 shares of TLG common stock at $10.00 per share for up to $3.0 million. To the extent Mr. Lawrie is required to purchase any shares of TLG common stock pursuant to the Post-Closing Lawrie Investment, Mr. Lawrie will receive up to 150,000 shares of TLG preferred stock as an incentive (one (1) share of TLG preferred stock for every two (2) shares of TLG common stock Mr. Lawrie purchases pursuant to the Post-Closing Lawrie Investment). The Post-Closing Lawrie Investment is only required to be funded 90 days after closing of the Merger to the extent the total funded in the Pre-Closing Financings, the Closing Financings, any amounts remaining in the trust account at closing of the Merger and any additional amounts raised by TLG from any other sources is less than $28.0 million in the aggregate.
In addition, Mr. Lawrie signed an agreement on June 8, 2023 to convert his two secured convertible promissory notes in the aggregate amount of $8.5 million into 1,062,500 shares of TLG common stock and 425,000 shares of TLG preferred stock. At the closing of the Merger, the Sponsor (i) relinquished and cancelled, for no consideration, an additional 3,270,652 shares of its TLG Class F common stock and all of the 4,666,667 private placement warrants received in connection with TLG’s IPO and (ii) converted approximately $7.6 million of TLG Operating Expenses into approximately 756,635 shares of TLG common stock and 378,318 shares of TLG preferred stock. The remaining $1.5 million of TLG Operating Expenses were converted into 1,000,000 warrants with terms identical to the terms of the Sponsor’s private placement warrants at TLG’s IPO.
As a consequence of the Business Combination, we have become the successor to an SEC-registered and NYSE-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, and legal and administrative resources, including increased audit, compliance and legal fees.
Recent Developments
On August 18, 2022, we signed an agreement with the municipality of Santa Barbara, California (the “Municipality”) whereby we are able to provide behind-the-meter solar-microgrid to residential and small commercial energy consumers through PPAs with promotional information and support from the Municipality. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. There were no revenues generated on this arrangement during the three or six months ended June 30, 2023 or in any prior periods. Once revenues are generated pursuant to this arrangement, revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. We are currently in the project qualification approval and installation stages of implementation for several residential customers in Santa Barbara, California, and have begun the installations of energy storage systems during June 2023. We expect to begin recognizing revenue on this arrangement in the three months ending September 30, 2023.
On September 8, 2022, we signed an agreement to be a preferred supplier of residential batteries with a national solar financier. This arrangement includes one performance obligation, installed energy storage solutions, as the solutions to be provided to the homeowners are not distinct in the context of the arrangement. We are currently in the site audit stage for several residential customers and no revenue has been recognized on this arrangement during the three or six months ended June 30, 2023 or in any prior period. We expect to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.
On December 12, 2022, a customer, Kohler Co., that had accounted for 87% of our revenue for the year ended December 31, 2022 (hereinafter referred to as the “White-Label Provider”) provided notice of its intent to terminate its contract with us, claiming that we had breached our agreement with the White-Label Provider. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement with the White-Label Provider. As part of the settlement agreement and mutual release, we are to receive all home storage systems and additional component parts of the White-Label Provider’s inventory, as the White-Label Provider has elected to exit the home storage market. These units will be returned to us on an as-is basis, and shipping costs will be split equally between the parties to the arrangement. We will have until July 31, 2023 to remove the units from a leased White-Label Provider facility without incurring further costs and penalties. This settlement agreement will be accounted for as a gain contingency under ASC 450. Accordingly, we will record the financial impact in our financial statements for the three months ending September 30, 2023 upon receipt of the inventory units to be returned from the White-Label Provider. We wrote off $2,657,281 of specific White-Label Provider related inventory deposits during the three months ended June 30, 2023, resulting in a one-time charge to other expense, net, as when inventory is returned, as per the settlement agreement, we will no longer be able to utilize the deposits. Related to this matter, our reserve for inventory obsolescence and slow-moving items increased from $976,881 as of December 31, 2022 to $1,348,621 as of June 30, 2023, primarily due to a reserve for enclosures that we have procured in our inventory for the White-Label Provider, which rebrands and sells our product as white-label with its own branded enclosures. In light of the settlement, we have not and will not generate any revenue in 2023 or thereafter from the White-Label Provider. As a result, we experienced a significant decline in revenue during the three and six months ended June 30, 2023. However, in light of our efforts to diversify our customer base and our planned expansion into programmatic agreements with sustainable community networks focused on deploying energy storage systems in geographic concentrations, we believe that the relative significance of this agreement to our business will have limited impact in future periods.
On December 23, 2022, we entered into an amended and restated securities purchase agreement (as amended on March 22, 2023, and as may be further amended from time to time, the “SPA”) with Mr. John Michael Lawrie, Chairman, President and Chief Executive Officer of TLG, which obligated Mr. Lawrie to provide funding to us up to a maximum amount of $8.5 million, subject to our fulfillment (or the waiver by Mr. Lawrie) of various conditions for closing under the SPA. Pursuant to the SPA, we issued two secured convertible promissory notes to Mr. Lawrie (the “Lawrie Notes”) in the aggregate amount of $8.5 million. The initial $5.0 million of funding under the SPA was received on December 30, 2022. The remaining $3.5 million was received from Mr. Lawrie on March 30, 2023. The proceeds of the Lawrie Notes have been, and will continue to be, used for general working capital purposes.
The Lawrie Notes bear interest at a simple rate of 14% per annum, payable on a quarterly basis in cash. The Lawrie Notes are payable in full 24 months after the date of issuance of the initial Lawrie Note. As of June 30, 2023, the fair value of the derivative liability related to the conversion option accounted for under ASC 815 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence. The following constitute events of default under the Lawrie Notes: (i) any default in the payment of principal, interest or other amounts due and payable under the Lawrie Notes(s); (ii) our failure to observe or perform any other covenant or agreement in the Lawrie Notes or any of the other transaction documents entered into in connection with the Lawrie Notes (the “Transaction Documents”); (iii) our breach or default under any of the Transaction Documents or any other material agreement with Lawrie; (iv) our breach of any representation or warranty made by us under the Lawrie Notes or the other Transaction Documents; (v) either us or any of our subsidiaries becomes subject to bankruptcy; (vi) any other indebtedness in excess of $250,000 or incur any additional indebtedness; (vii) if our common stock is listed on an exchange or the OTC Markets, our failure to comply with the rules of the applicable trading market; (viii) any judgment against us in excess of $250,000; (ix) our failure to reserve a sufficient number of shares of common stock for issuance upon any conversion of the Lawrie Notes; (x) if our common stock is registered under the Exchange Act, our failure to make any filing with the SEC on a timely basis or satisfy the current information requirements of Rule 144 promulgated under the Securities Act; (xi) our failure to maintain Mr. Lawrie’s secured interest under the terms of the security agreement to be entered into with him; (xii) the occurrence of any Material Adverse Effect (as such term is defined in the SPA); or (xiii) our failure to observe or perform the covenant related to use of proceeds from the Lawrie Notes.
Mr. Lawrie will have the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the Lawrie Notes into shares of common stock of Electriq or its successor in interest (the “Conversion Shares”) in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20.0 million (an “Equity Financing Conversion”); (ii) an acquisition of Electriq, whether by asset purchase, merger or share purchase (an “Acquisition Transaction Conversion”); (iii) by certain capital markets transactions, including an IPO, direct listing or SPAC-related transaction (a “Capital Markets Transaction Conversion”); or (iv) upon maturity, if any of the Lawrie Notes remain outstanding (a “Maturity Conversion”). The number of Conversion Shares will be determined by the outstanding interest and principal of the Lawrie Notes and the conversion price. The latter shall be (i) 95% of the lowest price per share of shares sold in the event of an Equity Financing Conversion; (ii) 95% of the per share price paid in an acquisition of Electriq in the event of an Acquisition Transaction Conversion; (iii) 95% of the price per share as listed before trading in an IPO, the fair value per share provided to the designated market maker prior to any direct listing in the event of a Capital Markets Transaction Conversion; or (iv) the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of Electriq immediately prior to a Maturity Conversion. If an acquisition of Electriq occurs before repayment or conversion, Electriq will pay the accrued unpaid interest plus two times the outstanding principal amount.
As described above, at the Merger closing the Lawrie Notes were converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.
On March 13, 2023, we entered into a multi-year agreement with EverBright, LLC, a subsidiary of a major U.S. clean-energy company, to provide financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure in the United States, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The agreement provides us the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30-month anniversary of the arrangement, either party may terminate this agreement upon 60 days’ prior notice to the other party. The agreement provides that Electriq will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by Electriq at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to Electriq after achievement of certain milestones. Our provider’s expertise in the energy sector and the provider’s software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three or six months ended June 30, 2023. We are currently in the project qualification approval and installation stages of implementation for several residential customers in Santa Barbara, California, and expect to begin generating revenue on this arrangement in the three months ending September 30, 2023.
On April 27, 2023, we announced the signing of an agreement with SLO Climate Coalition (SLOCC) to deliver affordable, sustainable, and resilient energy to San Luis Obispo County, California residents through fully financed residential solar-plus-storage microgrids. Through the program’s SLOCC-vetted PPA, called the “PoweredUp Network,” all San Luis Obispo County homeowners, regardless of means, will have access to a turnkey, distributed home energy solution, including smart battery storage. We are currently preparing marketing materials for revenue-generating leads in this market and expect to begin installations upon identifying and completing project qualification approvals of San Luis Obispo County homeowner customers during the second half of the year ending December 31, 2023.
On June 8, 2023, a Third Amendment to Merger Agreement was executed by TLG and Electriq.
On June 8, 2023, a Notes Conversion Agreement was executed between Electriq, TLG and Mr. Lawrie whereby the parties have agreed that simultaneous with the closing of the Merger, pursuant to the terms and conditions of the Merger Agreement, the Lawrie Notes will automatically convert into securities of the new public entity, upon which the SPA and the Lawrie Notes will be terminated including any rights of conversion set forth therein, and shall be cancelled. As described above, at the Merger closing the Lawrie Notes were converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.
On June 8, 2023, Notes Conversion Agreements were executed between Electriq and various noteholders whereby the noteholders have agreed that the currently outstanding aggregate principal amounts of the Notes totaling approximately $7.8 million, and all accrued but unpaid interest on the Notes of approximately $2.3 million automatically converted into securities of Electriq, upon the execution of these agreements.
With respect to subscription agreements signed in June 2023, including the $18.1 million of Pre-Closing Financings, a total of $11.0 million of Pre-Closing Financings was received from Mr. Lawrie in the amount of $5.5 million and from other investors in the amount of $5.5 million, including $3.0 million each received from Mr. Lawrie and from other investors, respectively, on June 23, 2023 and $2.5 million each received from Mr. Lawrie and from other investors, respectively, earlier in June 2023. The remaining $7.1 million of the Pre- Closing

Financings was received after the SEC declared the registration statement effective from Mr. Lawrie in the amount of $4.5 million and from other investors in the amount of $2.6 million on July 12, 2023 ($1.0 million) and July 13, 2023 ($6.1 million).
On July 12, 2023, related to the merger agreement described in Note 1 of Electriq’s unaudited condensed consolidated financial statements as of June 30, 2023, the SEC declared the Registration Statement on Form S-4 (“Form S-4”) effective. The Business Combination closed on July 31, 2023 and the newly merged public entity, Electriq Power Holdings, Inc., began trading on the New York Stock Exchange on August 1, 2023 under the ticker symbol ELIQ.
At the Closing, pursuant to the terms of the Merger Agreement and after giving effect to the redemptions of TLG Class A common stock by public stockholders of TLG:
•each share of Electriq common stock issued and outstanding immediately prior to the Closing (excluding shares owned by Electriq or any of its direct or indirect wholly-owned subsidiaries as treasury stock or by TLG) was cancelled and converted into the right to receive a number of shares of TLG Class A common stock equal to one (1) multiplied by the Exchange Ratio;
•each share of Electriq cumulative mandatorily redeemable Series B preferred stock issued and outstanding immediately prior to the Closing was cancelled and converted into the right to receive a number of shares of TLG preferred stock equal to one (1) multiplied by the Exchange Ratio;
•each outstanding vested and unvested Electriq stock option was assumed by TLG, cancelled and converted into an option to purchase a number of shares of Class A common stock equal to (a) the product of the number of shares of Electriq common stock underlying such Electriq stock option immediately prior to the Closing multiplied by the Exchange Ratio at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq stock option immediately prior to the Closing by (B) the Exchange Ratio; and
•the Lawrie Notes converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.
On September 21, 2023, the Company and Sponsor acknowledged and agreed that the Sponsor Amendment was intended to provide for the conversion into TLG Common Stock and TLG Preferred Stock of all TLG Operating Expenses and not solely the Working Capital Loans. Given that the full amount of the TLG Operating Expenses was so converted at Closing, no adjustments to the TLG securities issued at Closing to Sponsor were required as a result of the Acknowledgment.
Forward Purchase Agreement
On July 23, 2023, TLG and Electriq entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively referred to as “Seller”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 3,534,492 shares of TLG common stock from third parties through a broker in the open market (“Recycled Shares”). On July 31, 2023, 251,194 additional shares of Electriq common stock were issued to Seller pursuant to the terms of the FPA Funding Amount PIPE Subscription Agreement entered into in connection with the closing of the Business Combination (the “Closing”). Capitalized terms used but not otherwise defined in this section shall have the meanings ascribed to such terms the Forward Purchase Agreement.
The Forward Purchase Agreement provides that $3,000,000 (the “Prepayment Shortfall”) will be paid by Seller to TLG not later than one local business day following the Closing (which amount shall be netted from the Prepayment Amount). Seller in its sole discretion may sell Shares at any time following the Trade Date at prices (i) at or above $6.67 during the first six months following the Closing and (ii) at any sales price thereafter, without payment by Seller of any Early Termination Obligation until the earlier of such time as the proceeds from the such sales equal 100% of the Prepayment Shortfall (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale Shares,”).

A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered under the Forward Purchase Agreement, and (b) an Optional Early Termination, subject to the terms and conditions herein applicable to Terminated Shares, when an OET Notice (as defined below) is delivered under the Forward Purchase Agreement, in each case the delivery of such notice in the sole discretion of the Seller.
The Forward Purchase Agreement provides that Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to (x) the product of (i) the Number of Shares as set forth in a Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of TLG in effect prior to consummation of the Business Combination, as amended, less (y) the Prepayment Shortfall.
TLG paid to Seller separately the Prepayment Amount required under the Forward Purchase Agreement directly from TLG’s Trust Account maintained by Continental Stock Transfer and Trust Company that held the net proceeds of the sale of the units in TLG’s IPO and the sale of private placement warrants (the “Trust Account”), except that to the extent the Prepayment Amount payable to Seller is to be paid from the purchase of Additional Shares by Seller pursuant to the terms of its FPA Funding Amount PIPE Subscription Agreement, such amount will be netted against such proceeds, with Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount. For the avoidance of doubt, any Additional Shares purchased by Seller will be included in the Number of Shares for its Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount.
Seller agreed to waive any redemption rights that it had under TLG’s Amended and Restated Certificate of Incorporation with respect to any TLG common stock purchased through the FPA Funding Amount PIPE Subscription Agreement and any Recycled Shares in connection with the Business Combination, that would require redemption by TLG of the shares of TLG common stock. Such waiver may have reduced the number of shares of TLG common stock redeemed in connection with the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.
The Company accounts for the Forward Purchase Agreement as a derivative instrument in accordance with the guidance in ASC 480-10. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds from the Forward Purchase Agreement is dependent upon factors outside the control of the Company. The Company established the fair value of the forward purchase contract derivative on the date of the Closing, with amounts included in net loss as a change in fair value of forward purchase contract derivative. The estimated fair value of the forward purchase contract derivative was calculated using a Black Scholes option pricing model and used significant assumptions including the risk-free rate and volatility. Given the limited trading history of the Company, the Company utilized the volatility of peer group of public companies. Future estimates of trading prices were based on volatility assumptions that impact the estimated share price and Meteora’s corresponding sales in the open market.
FPA Funding Amount PIPE Subscription Agreement
On July 23, 2023, TLG entered into a subscription agreement (the “FPA Funding Amount PIPE Subscription Agreement”) with Meteora.
Pursuant to the FPA Funding Amount PIPE Subscription Agreement and in connection with the Forward Purchase Agreement, and on the terms of and subject to the conditions set forth in the FPA Funding Amount PIPE Subscription Agreement, Meteora agreed to subscribe for and purchase, and TLG agreed to issue and sell to Meteora, on the Closing Date, an aggregate of a number of shares of TLG common stock up to the Maximum Number of Shares as set forth in the Forward Purchase Agreement (the “Subscribed Shares”) less the number of Recycled Shares, as defined in the Forward Purchase Agreement, provided, however, that Meteora shall not be required to purchase an amount of shares of TLG common stock, such that following the issuance of the Subscribed Shares, its ownership would exceed 9.9% ownership of the total shares of TLG common stock outstanding immediately after giving effect to such issuance unless Meteora at its sole discretion waives such 9.9% ownership limitation.
Capital Raise
As conditions to closing, the Merger Agreement required that: (i) within 72 hours after TLG receives comments from the SEC on Amendment No. 3 to TLG’s Form S-4, Electriq shall receive net cash proceeds of at least $3,000,000 from the sale of equity securities to Mr. Lawrie and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties, and within 24 hours after the SEC declares the registration statement effective, Electriq shall receive net cash proceeds of at least $4,500,000 from the sale of equity securities to Mr. Lawrie and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties, (ii) Electriq shall have converted an aggregate amount of $10,130,000, including accrued interest, of Shareholder Notes (as defined in the Merger Agreement) from management or significant equity investors that are currently included in loans payable into equity securities of Electriq and (iii) TLG or Electriq shall have received net cash proceeds from the sale of equity securities to Mr. Lawrie of at least $5,000,000 and net cash proceeds from the sale of equity securities to third parties of at least $1,500,000.
Key Factors and Trends Affecting Our Business
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the S-1 titled “Risk Factors.”
Increasing Deployment of Renewables
Deployment of renewable energy resources has accelerated over the last decade, and today, wind and solar have become lower-cost fuel sources. We expect the cost of generating renewable energy to continue to decline and deployments of energy storage solutions to increase. As renewable energy sources of energy production represent a larger proportion of energy generation, grid instability rises due to their intermittency, which can be addressed by energy storage solutions.
Concentration risk
We expect to derive a large portion of our revenue from energy storage solutions sales associated with sustainable community networks and microgrid programs. If we are unable to enter such contracts on a timely basis and, in the case of sustainable community networks programs, we are unable to obtain project financing, acquire customers, achieve milestones on financing arrangements and install solutions on a timely basis, our growth, revenue and results of operations may not meet our expectation.
Supply Chain
Global supply chain disruptions have impacted the economy in 2021 and 2022, including the availability and cost of labor, as well as the supply of industrial goods. As a result, we have in certain instances experienced delays in receiving components due to microchip shortages. While we are unable to quantify the impacts of such delays, we believe that these disruptions have resulted in increased direct costs and inefficiencies in our operations during 2022. Because many of our key suppliers are located in China, we are exposed to particular risks relating to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. The components of our energy storage systems that we purchase from China have been, and may in the future be, subject to these tariffs, which could increase our supply costs and could make our products, if successfully developed and approved, less competitive than those of our competitors whose inputs are not subject to these tariffs. We have secured or are evaluating second sources for our main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs and mitigate any potential supplier risks. Such mitigation efforts have not resulted in new material risks, such as product quality, reliability or regulatory approval of products.

Competition
We compete with several large competitors already successful in selling energy storage solutions most notably (in alphabetical order): Enphase Energy, Generac, LG Energy Solutions, SolarEdge Technologies, SunPower and Tesla. We believe our competitive strengths including ease of installation, multiple modes of operation, adaptability, cost and availability allow us to compete well in this market. Some of our competitors have significantly greater financial capacity, product development, manufacturing capabilities, marketing resources, and name recognition than we do. However, while our competitors typically focus on the development and commercialization of hardware offerings, our software-centric approach provides value throughout the value chain, from installers, fleet managers, consumers, and utilities.
Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.
Government Regulation and Compliance
Although we are not regulated as a utility, the market for our products and services is heavily influenced by federal, state and local government statutes and regulations concerning electricity. These statutes and regulations affect electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States and internationally, governments continuously modify these statutes and regulations and, acting through state utility or public service commissions, regularly change and adopt different rates for commercial customers. These changes can positively or negatively affect our ability to deliver cost savings to customers.
Key Components of Results of Operations
Net Revenues
We expect to primarily generate revenues from sales of our residential energy solution, PowerPod 2, to white-label partners, distributors, installers and strategic programmatic partners. Under certain programs, revenue is also generated from installation services and other services.
Our revenue is affected by changes in the volume and average selling prices of our storage solutions, supply and demand, sales incentives and competitive product offerings. Our revenue growth is dependent on our ability to compete effectively in the marketplace by remaining cost competitive, developing and introducing new solutions that meet the changing technology and performance requirements of our customers and our ability to diversify and expand our revenue base through the implementation of programs with strategic partners.
Cost of Goods Sold and Gross Profit
Cost of goods sold is comprised primarily of product costs, warranty, supply chain and assembly personnel and logistics costs, freight costs, customs duties, inventory write-downs, product certification costs and hosting services costs related to our integrated software platform. Our product costs are impacted by component cost, unit volume and assembly processing costs. Certain costs, primarily personnel and warehouse costs, are not directly affected by sales volume.
We purchase our product components from offshore suppliers and generally negotiate product pricing with them on an annual basis, with battery cell supply locked in through December 2023. We believe our suppliers have sufficient production capacity to meet the anticipated demand for the foreseeable future, although there can be no assurances that suppliers will be able to meet our anticipated demand. In addition, shortages in the supply of certain key raw materials could adversely affect our ability to meet customer demand for our products and our gross profit.
Gross profit may vary from quarter to quarter and is primarily affected by our average selling prices, product costs, product mix, customer mix, warranty costs and sales volume.

Operating Expenses
Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel related costs are the most significant component and include salaries, benefits, payroll taxes, commissions and stock-based compensation. Our employee headcount in our research and development, sales and marketing and general and administrative departments has grown from 31 as of June 30, 2022 to 47 as of June 30, 2023, consistent with scaling the business, and is expected to continue to grow to support expected revenue growth.
Research and Development Expenses
Research and development expenses include personnel-related expenses such as salaries, benefits and payroll taxes. Our research and development employees are engaged in the design and development of hardware and software solutions. Our research and development expenses also include design, outsourced software development, materials for testing and evaluation and other indirect costs. We devote substantial resources to ongoing research and development programs that focus on enhancements to, and cost efficiencies in, our existing solutions and timely development of new solutions that utilize technological innovation, thereby maintaining our competitive position.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, sales commissions, benefits and payroll taxes. These expenses also include travel, fees of independent consultants, trade shows, marketing and other indirect costs. The increase in sales and marketing expenses is due to an increase in the number of sales and marketing personnel and the expansion of our sales and marketing footprint, which is intended to enable us to increase our penetration into new markets.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, stock compensation expense and employee benefits related to our executive, finance, legal, human resource and operations organizations, as well as travel expenses, facilities costs and fees for professional services. Professional services consist of audit and legal costs, advisory services and other costs. Depreciation and amortization consist primarily of amortization of leasehold improvements of facilities. General and administrative expenses also include allowance for doubtful accounts in the event of uncollectible account receivables balances.
Non-Operating Expenses
Interest Expense
Interest expense consists primarily of interest on our outstanding borrowings under outstanding loans and convertible note payable.
Unrealized Fair Value Adjustments
Unrealized fair value adjustments are related to the revaluation of outstanding preferred stock warrants, common stock warrants and SAFE notes connected to the redemption features associated with these notes, at each reporting date.

Comparison of the Three Months Ended June 30, 2023 and 2022

	Three Months Ended June 30,
	2023	2022	$ Change	% Change
	(in thousands)
Net revenues	$44	$4,549	$(4,505)	(99%)
Cost of goods sold	394	4,156	(3,762)	(91%)
Gross (loss) profit	(350)	393	(743)	NM
Operating expenses:
Research and development	1,067	882	185	21%
Sales and marketing	995	999	(4)	0%
General and administrative	4,710	2,520	2,190	87%
Total operating expenses	6,772	4,401	2,371	54%
Loss from operations	(7,122)	(4,008)	(3,114)	(78%)
Other expense (income), net:
Interest expense	985	258	727	282%
Unrealized fair value adjustments	(27,260)	22,098	(49,358)	NM
Other expense, net	2,631	—	2,631	NM
Income (loss) before income taxes	16,522	(26,364)	42,886	163%
Income tax expense	—	—	—	—
Net income (loss)	$16,522	$(26,364)	$42,886	163%
__________________
NM - Not Meaningful
Net Revenues
Net revenue decreased by $4.5 million, or 99%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. The decrease was primarily driven by the termination of the agreement with the White-Label Provider and its related sales, which had accounted for greater than 86% of sales in the three months ended June 30, 2022.
Cost of Goods Sold
Cost of goods sold decreased by $3.8 million, or 91%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. The decrease was primarily driven by a decrease in cost of energy storage system sales and associated landed costs (inbound freight & duties) due to the termination of the agreement with the White-Label Provider.
Operating Expenses
Research and Development
Research and development expense increased by $0.2 million, or 21%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022, primarily due to an increase in personnel related costs as a result of increased headcount.
Sales and Marketing
Sales and marketing expense was essentially flat, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. Personnel related costs, which reflects the largest expense category in sales and marketing, were essentially flat for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022.

General and Administrative
General and administrative expense increased by $2.2 million, or 87%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022. The increase was partially driven by an increase of $0.9 million in stock compensation expense primarily related to stock options issued in 2023 in connection with our CEO’s incentive agreement, whereby our CEO’s ownership percentage is to remain at 6%, as well as an increase in options granted to new hires. Other increases included an increase of $0.7 million of personnel related costs due to higher headcount, and an increase of $0.6 million in professional and legal services.
Other Expense, Net
Interest Expense
Interest expense increased by $0.7 million, or 282%, for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022, as a result of interest accrued on stockholder loans of $11.2 million that were established in June 2022 and settled in June 2023, and convertible notes payable of $8.5 million as of June 30, 2023 that were established subsequent to June 30, 2022.
Unrealized Fair Value Adjustments
Unrealized fair value adjustments decreased by $49.4 million for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022. This decrease was due to an overall decrease in the value of Electriq during the three months ended June 30, 2023, as compared to the same period in 2022. The decrease in our enterprise fair value as of June 30, 2023 was primarily the result of the fair value of equity in an IPO scenario based on estimated SPAC proceeds of $275 million, as compared to prior valuations which considered $495 million of estimated SPAC proceeds. For the three months ended June 30, 2023, our SAFE notes liability and our warrants liability decreased by $16.8 million and $10.5 million, respectively, as compared to increases of $12.4 million and $9.7 million, respectively, during the three months ended June 30, 2022.
Other Expense, Net
Other expense, net, reflected an increase of greater than $2.6 million in the three month period ended June 30, 2023, as compared to the same prior year period. As described in the notes to our condensed consolidated financial statements, associated with the settlement with the White-Label Provider, during the three months ended June 30, 2023, the Company wrote off $2.7 million of inventory deposits, resulting in a one-time charge to other expense, net as when the inventory is returned, as per the settlement agreement, the Company will no longer be able to utilize the deposits.

Comparison of the Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30,
	2023	2022	$ Change	% Change
	(in thousands)
Net revenues	$185	$9,346	$(9,161)	(98%)
Cost of goods sold	1,068	8,336	(7,268)	(87%)
Gross (loss) profit	(883)	1,010	(1,893)	NM
Operating expenses:
Research and development	2,136	1,815	321	18%
Sales and marketing	2,214	1,881	333	18%
General and administrative	9,429	4,350	5,079	117%
Total operating expenses	13,779	8,046	5,733	71%
Loss from operations	(14,662)	(7,036)	(7,626)	(108%)
Other expense (income), net:
Interest expense	2,001	305	1,696	556%
Unrealized fair value adjustments	(25,786)	26,958	(52,744)	NM
Other expense, net	2,634	2	2,632	NM
Income (loss) before income taxes	6,489	(34,301)	40,790	119%
Income tax expense	—	—	—	—
Net income (loss)	$6,489	$(34,301)	$40,790	119%
__________________
NM - Not Meaningful
Net Revenues
Net revenue decreased by $9.2 million, or 98%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The decrease was primarily driven by the termination of the agreement with the White-Label Provider and its related sales, which had accounted for greater than 90% of sales in the six months ended June 30, 2022.
Cost of Goods Sold
Cost of goods sold decreased by $7.3 million, or 87%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The decrease was primarily driven by a decrease in cost of energy storage system sales and associated landed costs (inbound freight & duties) due to the termination of the agreement with the White-Label Provider. Cost of goods sold included a $0.4 million reserve for inventory obsolescence and slow-moving items during the six months ended June 30, 2023 primarily due to an additional reserve for branded enclosures for the White-Label Provider who provided notice of its intent to terminate its contract. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement with the customer.
Operating Expenses
Research and Development
Research and development expense increased by $0.3 million, or 18%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, primarily due to an increase in personnel related costs as a result of increased headcount.

Sales and Marketing
Sales and marketing expense increased by $0.3 million, or 18%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Personnel related costs, which reflects the largest expense category in sales and marketing, increased by approximately $0.1 million and marketing campaign costs increased by approximately $0.2 million for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, respectively.
General and Administrative
General and administrative expense increased by $5.1 million, or 117%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase was partially driven by an increase of $2.3 million in stock compensation expense primarily related to stock options issued in 2023 in connection with our CEO’s incentive agreement, whereby our CEO’s ownership percentage is to remain at 6%, as well as an increase in options granted to new hires. Other increases included an increase of $0.9 million of personnel related costs due to higher headcount, an increase of $1.5 million in professional and legal services, an increase in rent expense of $0.2 million and an increase of $0.2 million in supplies and business insurance for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.
Other Expense, Net
Interest Expense
Interest expense increased by $1.7 million, or 556%, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, as a result of interest accrued on stockholder loans of $11.2 million that were established in June 2022 and settled in June 2023, and convertible notes payable of $8.5 million as of June 30, 2023 that were established subsequent to June 30, 2022.
Unrealized Fair Value Adjustments
Unrealized fair value adjustments decreased by $52.7 million, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. This decrease was due to an overall decrease in the value of Electriq during the six months ended June 30, 2023, as compared to the same period in 2022. The decrease in our enterprise fair value as of June 30, 2023 was primarily the result of the fair value of equity in an IPO scenario based on estimated SPAC proceeds of $275 million, as compared to prior valuations which considered $495 million of estimated SPAC proceeds. For the six months ended June 30, 2023, our SAFE notes liability and our warrants liability decreased by $16.5 million and $9.3 million, respectively, as compared to increases of $16.3 million and $10.7 million, respectively, during the six months ended June 30, 2022.
Other Expense, Net
Other expense, net, reflected an increase of greater than $2.6 million in the three month period ended June 30, 2023, as compared to the same prior year period. As described in the notes to our condensed consolidated financial statements, associated with the settlement with the White-Label Provider, during the three months ended June 30, 2023, the Company wrote off $2.7 million of inventory deposits, resulting in a one-time charge to other expense, net as when the inventory is returned, as per the settlement agreement, we will no longer be able to utilize the deposits.

Comparison of the Years Ended December 31, 2023 and 2022

	Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Net revenues	$15,976	$3,404	$12,572	369%
Cost of goods sold	15,601	3,030	12,571	415%
Gross profit	375	374	1	—%
Operating expenses:
Research and development	3,303	2,596	707	27%
Sales and marketing	3,784	1,954	1,830	94%
General and administrative	11,829	9,329	2,500	27%
Total operating expenses	18,916	13,879	5,037	36%
Loss from operations	(18,541)	(13,505)	(5,036)	(37%)
Other expense (income), net:
Interest expense	2,073	466	1,607	345%
Unrealized fair value adjustments	31,730	21,943	9,787	45%
Other expense, net	5	(161)	166	103%
Income (loss) before income taxes	(52,349)	(35,753)	(16,596)	(46%)
Income tax expense	—	—	—	—
Net income (loss)	$(52,349)	$(35,753)	$(16,596)	(46%)
Net Revenues
Net revenue increased by $12.6 million, or 369%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by $12.2 million related to the increase of “white-label” energy storage system sales, associated with an agreement signed in March of 2021.
Cost of Goods Sold
Cost of goods sold increased by $12.6 million, or 415%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by an increase in cost of energy storage system sales and associated landed costs (inbound freight & duties) of $12.6 million in line with the increase in energy storage system revenue. Cost of goods sold was also impacted by a $1.0 million increase in the reserve for inventory obsolescence and slow-moving items during the year ended December 31, 2022 primarily due to a one-time reserve for enclosures included in our inventory that we have procured for a major customer, which rebranded and sold our product as white-label with its own branded enclosures, which provided notice of its intent to terminate its contract. On May 19, 2023, we entered into a settlement agreement with that customer, which settlement agreement also includes provisions related to the return of inventory by the customer and the manner and allocation of costs related to such return.
Operating Expenses
Research and Development
Research and development expense increased by $0.7 million, or 27%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily due to an increase of $0.3 million in personnel related costs as a result of increased headcount and $0.4 million in increased software development costs.
Sales and Marketing
Sales and marketing expense increased by $1.8 million, or 94%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily due to an increase of $1.0 million in personnel-related costs as a result of increased headcount, an increase of $0.5 million in marketing expenses related to post-COVID tradeshow costs and program marketing, an increase of $0.1 million in contractor costs and an increase of $0.1 million in travel expenses aligned with increased headcount and post-COVID travel.
General and Administrative
General and administrative expense increased by $2.5 million, or 27%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by an increase of $1.1 million of personnel related costs due to higher headcount, an increase of $3.0 million in professional and legal services, an increase of $0.3 million in contractor costs, and an increase of $0.2 million in general business expenses, partially offset by a decrease of $2.1 million in stock compensation expense primarily related to stock options issued in 2021 in connection with our CEO’s incentive agreement whereby our CEO’s ownership percentage is to remain at 6%.
Other Expense, Net
Interest Expense
Interest expense increased by $1.6 million, or 345%, for the year December 31, 2022, as compared to the year ended December 31, 2021, as a result of an increase of $1.6 million in interest expense on the $16.4 million in loans and convertible note payable.
Unrealized Fair Value Adjustments
Unrealized fair value adjustments increased by $9.8 million, or 45%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was due to a larger overall increase in the value of Electriq during the year ended December 31, 2022 as compared to the same period last year, with the fair value of the SAFE notes, common stock warrants and preferred stock warrants increasing $20.6 million, $7.6 million and $3.5 million, respectively, during the year ended December 31, 2022, as compared to $5.8 million, $6.5 million and $9.6 million, respectively, in the same prior year period.
Other Expense, Net
Other expense, net, increased by $0.2 million, or 103%, for the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily driven by the forgiveness of a Paycheck Protection Program loan from the Small Business Administration of $0.2 million in the year ended 2021, which did not recur in 2022.
Use of Non-GAAP Financial Measures
We have presented certain non-GAAP financial measures in the S-1. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure can be found in the accompanying tables. Our non-GAAP financial measures presented are EBITDA and Adjusted EBITDA.
We define EBITDA and Adjusted EBITDA as the following:
•EBITDA — Net income (loss) plus interest expense, income tax expense (benefit), depreciation and amortization.
•Adjusted EBITDA — EBITDA plus the net change in the fair value of derivatives, non-cash equity- based compensation expense and transactions costs.
These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with GAAP. As such, these non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. We use these non-GAAP financial measures to analyze our operating performance and future prospects, develop internal budgets and financial goals, and facilitate period-to-period comparisons. We believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business.
Reconciliation of Non-GAAP financial measures
The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the three months ended June 30, 2023 and 2022, respectively:

	Three Months Ended June 30,
	2023	2022	$ Change	% Change
	(in thousands)
Net income (loss)	$16,522	$(26,364)	$42,886	163%
Interest expense	985	258	727	282%
Income tax expense	—	—	—	—
Depreciation and amortization	40	42	(2)	(5%)
EBITDA	17,547	(26,064)	43,611	167%
Stock-based compensation	1,280	340	940	276%
Unrealized fair value adjustments	(27,260)	22,098	(49,358)	NM
Adjusted EBITDA	$(8,433)	$(3,626)	$(4,807)	NM
The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the six months ended June 30, 2023 and 2022, respectively:

	Six Months Ended June 30,
	2023	2022	$ Change	% Change
	(in thousands)
Net income (loss)	$6,489	$(34,301)	$40,790	119%
Interest expense	2,001	305	1,696	556%
Income tax expense	—	—	—	—
Depreciation and amortization	81	88	(7)	(8%)
EBITDA	8,571	(33,908)	42,479	125%
Stock-based compensation	2,796	478	2,318	485%
Unrealized fair value adjustments	(25,786)	26,959	(52,745)	NM
Adjusted EBITDA	$(14,419)	$(6,471)	$(7,948)	NM
__________________
NM - Not Meaningful

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022 and 2021, respectively:

	Years Ended December 31,
	2022	2021	$ Change	% Change
	(in thousands)
Net loss	$(52,349)	$(35,753)	$(16,596)	(46%)
Interest expense	2,073	466	1,607	345%
Income tax expense	—	—	—	—
Depreciation and amortization	180	85	95	112%
EBITDA	(50,096)	(35,202)	(14,894)	(42%)
Stock-based compensation	2,301	4,431	(2,130)	(48%)
Unrealized fair value adjustments	31,730	21,943	9,787	45%
Adjusted EBITDA	$(16,065)	$(8,828)	$(7,237)	(82%)
Liquidity and Capital Resources
Sources of liquidity
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations at all times we must have sufficient highly liquid assets and be able to move funds on a timely basis.
As of June 30, 2023, our principal source of liquidity was our cash totaling $4.4 million. We had an accumulated deficit of $98.5 million, and $35.1 million in SAFE notes due within the next twelve (12) months. Additionally, approximately $14.0 million in transaction costs incurred in connection with the Business Combination will be paid within the next twelve (12) months. During the six months ended June 30, 2023, we incurred losses from operations totaling $14.7 million. Through June 30, 2023, we have incurred recurring losses from operations and negative operating cash flows, and as of June 30, 2023 have recorded an accumulated deficit and a working capital deficit of $98.5 million and $25.9 million, respectively. In December 2022, we received a notice from a major customer, Kohler Co., a White-Label Provider, of its intent to terminate their contract. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement with the customer. As a result, we have experienced a significant decline in revenue during the three and six months ended June 30, 2023. These conditions raise substantial doubt about our ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon improving our profitability through the introduction of new products and service offerings, including the successful execution of its sustainable community networks and microgrid offerings from customer agreements entered into in 2022, as well as the continuing financial support from its stockholders or other debt or capital sources. We are currently evaluating strategies to obtain the additional required funding in 2023 for our future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. For example, funds received as part of the Pre-Closing Financings and Notes Conversion Agreements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, if needed, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.
During the six months ended June 30, 2023, sources of financing included the receipt of $11.0 million of pre-closing financing, with another $7.1 million of pre-closing financing received in July 2023, in exchange for a total of 297,669,602 shares of common stock and 119,088,287 shares of cumulative mandatorily redeemable Series B preferred stock, including the pre-closing financings funded in July 2023. Other sources of financing include the conversion of approximately $10.1 million in Electriq’s notes payable, including $2.3 million of accrued interest, that converted into 166,585,379 shares of common stock and 66,644,737 shares of cumulative mandatorily redeemable Series B preferred stock, respectively. To offset the potential reduction in cash related to Public Share redemptions, TLG executed a forward purchase agreement with a seller that provided $3.0 million (the “prepayment shortfall”) paid by the seller one business day following the merger closing on July 31, 2023. The Forward Purchase Agreement provides that the seller will be paid directly an aggregate cash amount equal to (x) the product of (i) the number of shares as set forth in a “pricing date notice” and (ii) the redemption price per share as defined in the amended and restated certificate of incorporation of TLG in effect prior to the consummation of the Business Combination, as amended, less (y) the prepayment shortfall amount of $3.0 million.
We believe that cash raised in the Business Combination is sufficient to fund our continuing operations through the end of 2023. However, based on the disparity between the exercise price of the Warrants and the current trading price of the Class A common stock, it is unlikely that the Company will receive significant proceeds from exercises of the Warrants. In light of both the unlikelihood of such exercises and the significant number of redemptions in connection with the Business Combination, additional funds would be required to fund our continuing operations thereafter. Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of shares of our common stock by the selling securityholders pursuant to this prospectus, which could result in a significant decline in the trading price of our common stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations.
Financing Obligations
Loans Payable
In June 2022, we borrowed $11.2 million, bearing simple interest at 2%, accrued monthly. The loans are repayable in twelve (12) months. The amount owed shall equal (i) the balance outstanding and all accrued interest, plus (ii) a one-time prepayment fee equal to 6% of the balance outstanding.
Pursuant to the Notes Conversion Agreements executed on June 8, 2023, Electriq converted an aggregate amount of approximately $10.1 million, including accrued interest, of Shareholder Notes from management or significant equity investors that were previously included in loans payable into equity securities of Electriq. During June 2023, all remaining loans payable balances that were not included in the Notes Conversion Agreements, including a total remaining cumulative principal balance of approximately $3.4 million, plus accrued interest, were repaid to noteholders that elected not to convert their respective notes. As of June 30, 2023, all outstanding loans payable of $11.2 million were either converted or repaid. The only outstanding Company indebtedness as of June 30, 2023 was the $8.5 million in convertible SPAC Executive Notes.
Convertible Note Payable
As discussed above, on December 23, 2022, we entered into an amended and restated securities purchase agreement which was amended on March 22, 2023 (the “SPA”) with Mr. John Michael Lawrie, which provided for Mr. Lawrie’s obligation to provide funding to us up to a maximum amount of $8.5 million, provided that we had satisfied the conditions for closing under the SPA or that Mr. Lawrie has waived those conditions. Pursuant to the SPA, and the first amendment to the SPA, we issued to Mr. Lawrie two secured convertible promissory notes (the “Lawrie Notes”) in the aggregate amount of $8.5 million.
The notes bear interest at a simple rate of 14% per annum, payable quarterly in cash. The initial $5.0 million funding under the amended and restated securities purchase agreement was received on December 30, 2022. The remaining $3.5 million funding was received from Mr. Lawrie on March 30, 2023. As of June 30, 2023, the fair value of the derivative liability related to the conversion option accounted for under ASC 815 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.

Pursuant to terms of the Notes Conversion Agreement executed on June 8, 2023, at the close of the Merger on July 31, 2023, the Convertible Notes with Mr. Lawrie were converted into equity securities of TLG.
SAFE Notes
During the year ended December 31, 2021, we executed certain Simple Agreement for Future Equity (“SAFE”) arrangements. The SAFE notes are not mandatorily redeemable, nor do they require us to repurchase a fixed number of shares.
Between May 2021 and October 2021, we issued a series of SAFE notes in an aggregate principal amount of $8.9 million to investors, which provide the investors with a right to receive shares of preferred stock upon the occurrence of certain events. As of June 30, 2023, the fair value of these SAFE notes was $14.7 million. For the six months ended June 30, 2023, we recorded gains of $8.1 million within other expenses (income) related to unrealized fair value adjustments for these SAFE notes.
In November 2021, we issued a second series of SAFE notes in an aggregate principal amount of $16.3 million. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE notes. These warrants provided the SAFE note investors with the ability to obtain shares of common stock of Electriq according to a defined formula. As of June 30, 2023, the fair value of these SAFE notes was $20.4 million. For the three months ended June 30, 2023, we recorded gains of $8.4 million within other expenses (income) related to unrealized fair value adjustments for these SAFE notes.
Cash Flow Summary
The following table summarizes our cash flows for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,		Years Ended December 31,
	2023	2022	2023	2022
	(in thousands)		(in thousands)
Net cash used in operating activities	$(14,166)	$(11,410)	$(21,255)	$(19,490)
Net cash used in investing activities	$(174)	$(601)	$(1,109)	$(514)
Net cash provided by financing activities	$13,235	$11,104	$15,115	$32,324
Operating Activities
Net cash used in operating activities for the six months ended June 30, 2023 was $14.2 million, consisting primarily of a net income of $6.5 million, plus non-cash stock compensation of $2.8 million, write-offs of inventory deposits of $2.7 million, and depreciation, amortization and accretion combined of $0.5 million, more than offset by $25.8 million of unrealized fair value adjustments, and additionally offset by a net increase in assets and liabilities of approximately $0.9 million.
Net cash used in operating activities for the six months ended June 30, 2022 was $11.4 million, consisting primarily of a net loss of $34.3 million and a net increase in assets and liabilities of $4.8 million, partially offset by non-cash depreciation and amortization of $0.2 million, non-cash fair value adjustments of $27.0 million, and non-cash stock-based compensation of $0.5 million.
Net cash used in operating activities for the year ended December 31, 2022 was $21.3 million, consisting primarily of a net loss of $52.4 million, and a net increase in assets and liabilities of $3.4 million, partially offset by non-cash depreciation and amortization of $0.5 million, non-cash fair value adjustments of $31.7 million and non-cash stock-based compensation of $2.3 million.
Net cash used in operating activities for the year ended December 31, 2021 was $19.5 million, consisting primarily of a net loss of $35.8 million, non-cash loan forgiveness of $0.2 million and a net increase in assets and liabilities of $10.2 million, partially offset by non-cash depreciation and amortization of $0.1 million, non-cash fair value adjustments of $21.9 million, non-cash accretion of discount on notes of $0.2 million and non-cash stock-based compensation of $4.4 million.

Investing Activities
Net cash used in investing activities during the six months ended June 30, 2023 was $0.2 million, primarily consisting of the acquisition of property and equipment.
Net cash used in investing activities during the six months ended June 30, 2022 was $0.6 million, primarily consisting of the acquisition of property and equipment.
Net cash used in investing activities during the year ended December 31, 2022 was $1.1 million, primarily consisting of acquisition of property and equipment costs of $1.1 million.
Net cash used in investing activities during the year ended December 31, 2021 was $0.5 million, primarily consisting of acquisition of property and equipment costs of $0.5 million.
Financing Activities
Net cash provided by financing activities during the six months ended June 30, 2023 was $13.2 million, primarily consisting of proceeds from the issuance of common stock of $9.0 million, proceeds from the issuance of cumulative mandatorily redeemable preferred stock of $4.3 million, and the issuance of convertible notes payable of $3.5 million, partially offset by payments on loans payable of $3.6 million.
Net cash provided by financing activities during the six months ended June 30, 2022 was $11.1 million, primarily consisting of proceeds from loans payable of $11.2 million and proceeds from the conversion of preferred stock warrants of $0.7 million, partially offset by $0.8 million of payments on loans payable.
Net cash provided by financing activities during the year ended December 31, 2022 was $15.1 million, primarily consisting of proceeds from loans payable of $11.2 million, issuance of convertible note payable of $5.0 million and issuance of common and preferred stock of $0.8 million, offset by payments on loans payable of $1.9 million.
Net cash provided by financing activities during the year ended December 31, 2021 was $32.3 million, primarily consisting of proceeds from loans payable of $2.0 million, proceeds from SAFE notes of $25.2 million and proceeds from issuance of common and preferred stock of $5.1 million.
Contractual Obligations and Commitments
We have various non-cancelable leases for warehouse and office space. Certain of these leases have renewal options, provide for future rent escalations and also obligate us to pay the cost of maintenance, insurance and property taxes.
On January 1, 2022, Electriq modified its existing short-term lease for warehouse and office space in California to extend the term and to obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842. This lease has five separate one-year renewal options, none of which have been considered in the contractual obligations as the options have not been exercised.
On January 19, 2022, Electriq entered into a five-year lease in West Palm Beach, Florida with a total commitment of approximately $1.4 million over the life of the lease. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord, and has been included in the contractual obligations as of June 30, 2023.
On September 23, 2022, the Company entered into a five-year lease in Oxnard, California with a total commitment of approximately $0.8 million over the life of the lease. The lease commencement date was November 1, 2022 and has been included in the contractual obligations as of June 30, 2023.
On May 24, 2023, the Company entered into a new 39-month lease in San Leandro, California for warehouse and storage space with approximately $1.1 million in total minimum lease payments committed over its 39-

month non-cancelable lease term. This lease does not contain any lease renewal option. The lease commencement date was on June 27, 2023 and has been included in the contractual obligations as of June 30, 2023.
Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in the S-1. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
See Note 2 to our audited 2022 financial statements.
Revenue Recognition
Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount we expect in exchange for those goods or services.
We recognize revenue under the core principle that transfer of control to customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of our products; 2) installed Company’s products; and 3) ad-hoc engineering services. Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.
Revenues from sales of energy storage systems to installers and distributors are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.
We sell installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of our energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $4,658 and $287,222 in the three months ended June 30, 2023 and 2022, respectively, and $27,185 and $327,782 in the six months ended June 30, 2023 and 2022, respectively, and is included in product net revenue.
Ad-hoc engineering services are recognized at a point in time as the specified service is delivered to the customer.

On March 13, 2023, we entered into a multi-year agreement with a major U.S. clean-energy company to provide us financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure in the United States, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The agreement provides us with the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30-month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that we will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by us at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to us after achievement of certain milestones. Our provider’s expertise in the energy sector and the provider’s software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three or six months ended June 30, 2023 or in any prior periods. We are currently in the project qualification approval and installation stages of implementation for several residential customers in Santa Barbara, California, and expect to begin recognizing revenue on this arrangement in the three months ending September 30, 2023.
Deferred revenues consist of contract liabilities for advance payments received from customers for our products. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized. Revenues are recorded net of estimated allowances and discounts, which are considered variable consideration in the arrangements. Accordingly, when product revenues are recognized, the transaction price is reduced by the estimated allowances and discounts.
Fair Value Measurement
We applied ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.
ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (at exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.
ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:
•Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.
Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions market participants would use in pricing an asset or liability.
The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their fair market value based on the short- term maturity of these instruments. Derivative instruments, SAFE notes and warrant liabilities are carried at fair value based on unobservable market inputs (Level 3) with changes in fair value recorded in fair value adjustments in the consolidated statements of operations. Preferred stock and convertibles notes were originally valued utilizing the residual methodology after considering the fair value of liability-classified warrants or bifurcated derivatives issued concurrently.
ASC 825-10, Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for such instrument should be reported in earnings at each subsequent reporting date. We did not elect to apply the fair value option to any outstanding instruments.
Warrants Liability
We separately evaluate the terms for each of the outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, to determine the appropriate classification and accounting treatment. The preferred stock warrants are for contingently redeemable preferred stock, and as such, the preferred stock warrants are classified as a liability in warrants liability in the consolidated balance sheets. As of June 30, 2023, there were no remaining warrants outstanding to purchase shares of pre-2023 Seed Preferred stock. The common stock warrants are legally detachable, can be transferred and can be exercised into a variable number of shares, and as such are classified as a liability in warrants liability in the consolidated balance sheets. The warrants liability is subject to a fair value remeasurement each period with an offsetting adjustment reflected in unrealized fair value adjustments in the consolidated statement of operations.
We will continue to remeasure the warrants until the earlier of the exercise or expiration, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. On expiration, the convertible preferred stock warrants will automatically net exercise, unless the warrant holder provides written notice that it does not wish to exercise its warrants. Upon exercise, the related convertible preferred stock warrant liability will be reclassified to convertible preferred stock.
We estimate the fair value of these liabilities using the option pricing method and assumptions that were based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings.
Embedded Derivatives
We account for embedded derivatives at fair value in accordance with ASC 815-15, Derivatives and Hedging; Embedded Derivatives. Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument.
Product Warranties
We provide a warranty on all of our products, which is the shorter of ten years or when the usage exceeds 7.52 megawatt hours (MWh). Estimated future warranty costs are accrued and charged to cost of goods sold in the period the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and estimated costs of repairing and replacing defective products.
Stock-based Compensation
Stock-based awards issued to employees, executives and consultants are valued as of the grant date. Corresponding compensation expense is recognized over the applicable vesting period. For awards with a service condition for vesting, the related expense is recognized on a straight-line basis over the entire award’s actual or implied vesting period.
We use the Black-Scholes option pricing model to estimate the fair value of stock-based awards as of the date of grant. This requires management assumptions that involve inherent uncertainties and the application of judgment, including (a) the fair value of our common stock on the date of the option grant, (b) the expected term of the stock option until its exercise by the recipient, (c) expected stock price volatility over the expected term, (d) the prevailing risk-free interest rate over the expected term, and (e) expected dividend payments over the expected term.

Management estimates the expected term of awarded stock options utilizing the “simplified method” as we do not yet have sufficient exercise history. Further, we remained privately-held and therefore lacked company-specific historical and implied volatility information of our stock. Accordingly, management estimates this expected volatility using our designated peer-group of publicly-traded companies for a look-back period, as of the date of grant, which corresponds with the expected term of the awarded stock option. We estimate the risk- free interest rate based upon the U.S. Department of the Treasury yield curve in effect at award grant for time periods that correspond with the expected term of the awarded stock option. We account for forfeitures as they occur. Our expected dividend yield is zero because it has never paid cash dividends and does not expect to for the foreseeable future.
Given the absence of a public trading market, our Board of Directors, with input from management, considered numerous objective and subjective factors to determine the fair value of our common stock. The factors included: (1) third-party valuations of our common stock; (2) our stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of our preferred stock relative to common stock; (5) our operating results and financial condition, including our levels of available capital resources; (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of current marketability of our common stock.
Recent Accounting Pronouncements
See Note 2 to our audited 2022 financial statements.
Quantitative and Qualitative Disclosures about Market Risk
Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Interest Rate Risk
Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on outstanding borrowings. In addition, our convertible promissory notes and loans payable bear interest at a fixed rate and are not publicly traded. Therefore, fair value of our convertible promissory notes and loans payable, as well as interest expense, is not materially affected by changes in the market interest rates. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Credit Risk
Credit risk with respect to accounts receivable is generally not significant due to a limited carrying balance of receivables. We routinely assess the creditworthiness of our customers. We generally have not experienced any material losses related to receivables from individual customers, or groups of customers during the three and six months ended June 30, 2023. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable. If we increase our sustainable community networks sales in future periods, the customer base associated with these sales is different than our historical sales, and as such, our credit risk experiences may be different.
Inflation Risk
Inflationary risk refers to the risk that inflation will undermine the performance of an investment, the value of an asset, or the purchasing power of a stream of income. As inflation has the potential to drive up costs of acquiring goods/inventory and related packaging materials, as well as employee wages, and increased costs associated with long-term revenue contracts, we will manage exposures to inflationary risk accordingly based on existing contracts.

Foreign Exchange Risk
Foreign exchange risk arises when a company engages in financial transactions denominated in a currency other than the currency where that company is based. Any appreciation/depreciation of the base currency or the depreciation/appreciation of the denominated currency will affect the cash flows emanating from that transaction. Although we have operations outside of the country, all material contracts with parties are denominated in USD. As a result, we believe we have minimal foreign exchange risk, thus no hedging strategies have been put in place.
Liquidity Risk
Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and/or market-wide liquidity problems. These events could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our vendors and customers.
For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation (“DFPI”), which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was put into receivership. In addition, First Republic Bank (FRB) was closed on May 1, 2023, by the DFPI, which appointed the FDIC as receiver and was immediately purchased by JP Morgan Chase. We have maintained an account at FRB and certain customers make payments to us via that account. We took steps to reduce our exposure from a failure of FRB, including by transferring deposits to other banks. As of July 31, 2023, our outstanding deposit balance in FRB was $286,123.
To date, we have not experienced any adverse impact on our liquidity, financial condition or results of operations as a result of the events described above.

BUSINESS
Company Overview
Electriq’s mission is to design, assemble and deploy residential energy storage solutions to shape our world’s environmental and economic future that are prudent (acting with or showing care and thought for the future), panoramic (integrated energy storage solutions across geographies) and serve all demographics with parity (enable access to clean energy for all). Electriq’s PowerPod energy storage system, with its proprietary software and modular design, offers stakeholder benefits through the entire value chain: Homeowners receive energy resiliency that works with solar power systems, the electrical grid and home energy management systems and allows them to transition between modes of operation though a proprietary app; installers are able to enjoy an overall efficient installation through Electriq’s modular design and proprietary installation and commissioning app; and asset owners who own multiple systems are offered an array of metrics that allow them to monitor the systems in their fleet. Electriq’s turnkey solution also gives homeowners the ability to participate in automated demand response as well as other Grid Services, which can offset implementation costs and improve grid reliability. Further, Electriq’s solution is certified to meet the OpenADR industry standard, providing enhanced interoperability for a variety of available demand response programs. Areas with dense geographic deployments of energy storage systems are also able to boost the transmission and distribution benefits of these systems through Virtual Power Plants. We sell our integrated energy storage solutions through a network of channel partners, including solar & electrical distributors and installation companies, utility companies, municipalities, community choice aggregators, homebuilders and sustainable solutions developers, as well as through partnerships with large strategic corporations where they rebrand our products as white-label.
Electriq designs, assembles and deploys PowerPods, an energy storage system that stores energy from solar or the grid and contains a 7.6 kW hybrid inverter and Lithium Iron Phosphate batteries ranging in size from 10 kWh to 20 kWh and our PowerHub which contains the proprietary software providing seamless integration with solar, the grid and home energy management systems and supports multiple modes of operation as well as analytics and insights on energy production, consumption and storage. The PowerPod 2 provides cellular, ethernet or WiFi connectivity and is rated by the National Electrical Manufacturer Association for indoor or outdoor installation (referred to as NEMA 3R). Our PowerPod 2 is capable of being retrofitted to an existing solar system (AC-coupled) or installed as part of a new solar system (DC-coupled). Electriq’s proprietary software suite includes fleet management, installation and commissioning applications, in addition to consumer applications to monitor and control our energy storage systems.

Electriq firmly believes in enabling access to clean energy for all by developing partnerships with municipalities, community choice aggregators and sustainable solutions developers to provide sustainable and resilient solar microgrids to historically under-resourced communities. In its flagship sustainable community networks program, Electriq provides turnkey installation of solar, energy storage and software to homeowners in those municipalities without FICO scores or credit checks. In exchange for agreeing to install a Project at their residence, the homeowner enters into a long-term PPA based upon production at a favorable per kWh price (below their existing utility rate) with fixed, not variable, annual escalations. Electriq partners with renewable project finance companies who can utilize certain incentives and tax credits to achieve appropriate risk-adjusted returns.
Industry
Traditionally, baseload electric power has been provided via a unidirectional, central plant generation model with transmission and distribution to end customers. With baseload power needs growing, the fragility of traditional grid infrastructure and the impacts of climate changes, we seek to partner with utilities to provide a distributed energy infrastructure that is more reliable, resilient and environmentally responsible.
According to the U.S. Environmental Protection Agency, of the total energy consumed in the United States, about 40% is used to generate electricity, which has a meaningful environmental impact on the country’s air, water and land. Carbon dioxide (CO2) emissions from fossil fuels for all energy needs are equal to about 75% of total U.S. anthropogenic greenhouse gas emissions. According to EuPD Research, homes using solar panels can reduce CO2 emissions by 45% and when a battery is added, CO2 emissions can be reduced by up to 85%.
The Energy Information Administration has noted that the historical cost of electricity has increased 3% per year on average from 2004 through 2020 and the year-over-year inflation rate in electricity services was 15.5% in September 2022 (U.S. Bureau of Labor Statistics). Numerous power outages related to unprecedented weather, natural disasters and preventative outages affected millions of people historically. With rising electricity rates, environmental challenges and a strained electrical grid, we believe that distributed energy resources are a critical part of the solution.
Clean energy sources, such as solar, can help alleviate a strained grid and improve one’s environmental impact. According to Wood Mackenzie and the Solar Energy Industries Association, in the United States, solar added the most generating capacity to the grid in 2019, 2020, 2021 and 2022 with 50% of all new electric capacity added to the grid in 2022 from solar, the largest such share in history.
New US electricity-generating capacity additions, 2010 - H1 2022
Source: Wood Mackenzie, US Energy Information Administration (for all other technologies)

The passage of the Inflation Reduction Act (“IRA”) on August 16, 2022 will likely favorably impact our growth. The IRA includes $369 billion for Climate Change and Energy Security, including long-term tax credits and incentives for a myriad of renewable energy and electrification technologies, which are further discussed below.
Residential solar installations and forecast, 2020-2027
Source: Wood Mackenzie
While renewable sources help to reduce overall greenhouse gas emissions from electricity production, a key challenge impacting adoption of renewable energy is the intermittent capacity that solar and wind generation exhibit when integrating into electrical power networks. Such unreliable integration can compromise the grid’s ability to deliver reliable electric power. Energy storage is critical to balance the existing grid infrastructure and support the successful integration of intermittent sources such as wind or solar. Energy storage mitigates the issue of intermittency by acting as a reserve in times when wind and solar generation is limited. As a result, as the electricity generation from wind and solar increases, the demand for energy storage solutions and related services is also expected to increase.
The adoption of energy storage has been increasing year-over-year, with approximately 3% of solar systems being paired or “attached” with energy storage in 2017, increasing to an estimated 9% in 2022 and projected to be approximately 29% in 2027.

Percentage of Distributed Solar Systems Paired with Energy Storage

Solar + Storage
Solar Only
2017
2022E
2027E

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight 2022 Year in Review

Market Drivers for Energy Storage
Regulatory support for energy storage from federal and state levels has resulted in the growth of solar and storage deployments. At the federal level, the recent passing of the IRA restored a tax credit of up to 30% of the tax basis (generally costs incurred to construct the facility) of solar projects if those projects meet certain wage and apprenticeship requirements (or certain other conditions are met) and made solar projects eligible, once again, for tax credits related to the production of electricity at the facility. Specifically, for solar projects on which construction begins before January 1, 2025 (that are ultimately placed in service), these projects will, in general and subject to the satisfaction of certain other requirements, qualify for either “investment tax credit” (the “ITC”) or the “production tax credit,” though both could not be claimed in respect of a single project. In addition, with respect to those facilities that are placed in service on or after January 1, 2025 (and prior to the later of 2033 and the year after a specified greenhouse gas emissions reduction target is met), these facilities will be eligible for technology-neutral renewable energy tax credits.
The IRA also offers a bonus to these credits if certain requirements are met (or, related step-downs to these credits if certain requirements are not met). For example, the amount of the tax credits for which certain projects are eligible is increased if that project is placed in service in certain low-income communities or if that project includes a certain percentage of domestic content. For the ITC, this tax credit bonus could be up to 40 percentage points in certain circumstances, though a 20-percentage point bonus is more likely to be obtained by utility-scale solar projects. In general, the amount of the tax credit steps down if a project does not meet certain prevailing wage and apprenticeship requirements with respect to the construction of that project. The IRA also expanded the eligibility of these tax credits to technologies that previously were not eligible for renewable energy tax credits, including standalone battery storage installations. The federal tax code also generally permits accelerated depreciation of solar property, further enhancing project economics.
On a state level, there are certain energy storage incentives such as the Self Generation Incentive Program in California, Massachusetts’s Solar Massachusetts Renewable Target program or Maryland’s Energy Storage Income State Credit. Energy storage targets across the U.S. are also growing with eight (8) states having published targets to achieve over the next 2 to 13 years.
Source: State websites.
Grid connectivity complexity related to renewable energy and distributed energy infrastructure has resulted in variability of end-customer electricity demand. Accordingly, it has become very difficult to efficiently manage supply and demand. The solution is utilization of intelligent, responsive energy storage solutions, such as the PowerPod 2.
Resiliency has been growing in importance as weather patterns have become more unpredictable. New findings from the U.S. Department of Energy’s National Renewable Energy Laboratory and Clean Energy Group found that when the value of resilience is considered in preventing power outages, integrated solar-plus-storage projects become more attractive to end customers.

Consumer choice and perception are becoming more relevant as individuals are more focused on their utility bill savings, an increased need for energy independence, personal “green goals,” and a sense of security from being able to rely on their home energy storage system during outages from planned events and/or due to natural disasters.
Our Solutions
Our fully-integrated energy storage solutions provide hardware and software-enabled services to customers and the broader electrical grid, including (1) active monitoring and dynamic response to energy utilization on the grid, enabling our customers to avoid higher retail electricity pricing associated with time of use rates; (2) automated, real-time management of energy storage charge and discharge intervals to help align the utilization of power at home, including being prepared for planned and unplanned outages; (3) solving the issue of intermittency by effectively acting as a reserve during periods when wind and solar generation is reduced, unavailable or offline; and (4) where available, enhancing the economics of renewable projects by enabling participation in residential demand response programs (Grid Services).
The PowerPod 2 is an energy storage system that stores energy from solar or the grid and contains a 7.6 kW 120V / 240V hybrid inverter (7.6 kW continuous output power and 9.12 kW instant output power) and Lithium Iron Phosphate batteries (LiFePO4 or LFP) ranging in size from 10 kWh, 15 kWh and 20 kWh. The system is available in two formats to reach a larger customer base, including (1) DC-coupled for new solar + storage installations; and (2) AC-coupled for retrofitting existing solar-powered homes with storage. The inverter and batteries are incorporated into a National Electrical Manufacturer Association Type 3R-rated metal enclosure for indoor/outdoor installation. The system is fully certified under Underwriter Laboratories’ UL9540 and UL9540A guidelines for battery fire safety meeting certain ventilation requirements and effectiveness of fire protection (internal or external). Further, the PowerPod 2 is believed to be the first residential energy storage system with UL 9540 certification where the “factory is in the field”—meaning the PowerPod 2 components are shipped separately (on a single pallet) and installed on-site via a proprietary installation app versus larger, bulky systems produced in a traditional manufacturing facility. System connectivity is provided out-of-the-box with 4G LTE, Wi-Fi and Ethernet capabilities providing extensive communications redundancy.
Electriq’s suite of software offerings fully-integrate with our energy storage system to create a complete ecosystem. Electriq has developed software and applications for installers, end-customers (homeowners), fleet managers and grid service providers. Our cloud-enabled software platform: (1) is OpenADR-certified and is designed to ensure seamless, secure and reliable integration with a variety of grid services partners and enables Electriq to generate revenue from our energy storage assets for Grid Services and Virtual Power Plants; (2) enables customers to automatically switch between multiple modes of operation (energy arbitrage, backup power and self-supply) via a phone app to achieve personal energy goals; (3) provides increased security through the use of the Google Cloud Platform. In addition, our open protocol, through telemetry and cloud connectivity, allows for additional potential in bi-directional charging with electric vehicles and forward integrations into home energy management systems and smart appliances.
The PowerPod 2 is capable of storing and using inverted (AC) PV and non-inverted (DC) PV, in addition to accepting utility grid AC power as a charging source for the system. The PowerPod 2 will typically charge the batteries with excess solar power during daylight conditions and discharge power during periods of darkness or higher use and/or peak grid electricity rate periods. Once discharged, the batteries will idle until excess solar PV energy supply is available and will subsequently begin to recharge. An end-user will have the ability to program their system in three (3) different modes: (1) Backup mode to be always charged at 100% in the event of a power outage; (2) Self-supply mode to minimize overall grid usage and store excess solar energy produced; and (3) time-of-use mode which minimizes grid usage during more expensive peak or partial-peak times.
Competitive Strengths
Multi-Faceted Offering. To date, Electriq has been solely focused on developing and commercializing energy storage solutions for residential application. Our dedication to this sector has allowed us to become experts in energy storage. We designed the PowerPod to be cost effective, easy to install and service and adaptable to customers’ needs.
•Software—Electriq has spent significant resources on the design, development and integration of our software platform. This includes the installer and consumer applications and web portals, built-in connectivity, fleet management software and Open ADR-certified protocol for grid service partners.
•Ease of Installation—We have designed the PowerPod 2 to allow for an overall efficient installation. The system’s hardware is delivered in a modular fashion, whereby each component is installed separately, as opposed to a very large and heavy system. Further, installers have an application that guides them through the entire process, ensuring a correct and safe installation process, which is ultimately validated on the app. We believe these unique features result in lower time of install and future “truck rolls” savings costs for both the installer and homeowner.
•Adaptability:
•Multiple modes of operation which can be toggled by the homeowner via a phone application or website portal;
•Compatible with AC-coupled or DC-coupled solar PV systems, allowing for flexibility and wider application for installers;
•Solar is not required to charge the PowerPod battery;
•Our 7.6 kW inverter offers ample power;
•Our 10 kWh, 15 kWh or 20 kWh of battery capacity offerings provide flexibility for market requirements; and
•We exclusively use Lithium Iron Phosphate (LiFePO4) chemistry in our batteries which is safer (significantly lower fire risk compared to Lithium Ion) and reliable
Availability. Electriq closely monitors inventory on-hand, forecasted demand and the broader market for component availability. Electriq has taken steps to ensure that the availability of supply will not inhibit our future growth. Electriq has forwardly reserved over 7,000 units (assumes an average unit size of 15 kWh) of battery capacity and has additional component suppliers being evaluated and qualified. We believe our availability of reliable supply is a competitive advantage.
Leading Management Team. We have an experienced leadership team with a demonstrated track record of execution and over 120 years of accumulated experience in distributed energy, technology development, new market commercialization, renewable project development and Grid Services operations. Our Chief Executive Officer was a founder of Comverge, a pioneer of Virtual Power Plants and believed to be the first pure-play smart grid company to go public.
Growth Strategy
Our growth strategy is focused on leveraging our competitive strengths and expanding our core business of developing and deploying our solutions on a recurring basis to installers, distributors, municipalities, renewable project developers, utilities, homebuilders and white-label corporates, through the following strategies:
Focus on Innovation. We continue to enhance our software platform in core areas such as predictive analytics and controls, networked energy operations and Grid Services, integrations with smart appliances, home management solutions and electric vehicle charging, weather predictions and utility rate tables. Electriq is also designing next generation products which will have an improved (smaller) form factor resulting in space saving in a home and a reduction in cost.

Diverse Supply Chain. Electriq is currently sourcing primary components from OEMs primarily based in China. This subjects our company to certain tariffs and shipping costs. We are evaluating second sources of these main components both inside and outside of China as a way to diversify our supply chain, ensure production capabilities and lower costs.
Virtual Power Plant Development. We firmly believe that dense geographic deployments maximize the transmission and distribution benefits for Virtual Power Plants. Virtual Power Plants are aggregated energy storage systems that supply energy to the grid and reduce the electricity needed. As Electriq continues to deploy energy storage systems in dense geographic areas, we will work with utilities and other load servicing entities to share data and balance the power level, removing stress from the grid. We believe this will unlock future revenue opportunities underpinned by our OpenADR compliant software and create value for our stockholders.
Additional Long-Term Service Offerings. We have additional end-market opportunities in other applications for storage such as electric vehicle (“EV”) bi-directional charging integration. With the transition to EVs continuing to accelerate, we are testing compatibility with electric vehicle OEMs to fully power the home with EV batteries and stationary energy storage. In addition, Electriq is evaluating small-scale commercial energy storage solutions as a way to diversify its offerings, while still being focused on energy storage.
Our Customers
We operate in the Behind-the-Meter market, which means our systems are installed at customer locations and provide power that can be used on-site without requiring interaction with the electric grid and generally without generating energy that passes through a utility electric meter. We seek to maximize value by providing a fully-integrated solution that reduces spending on utility bills, enhances the economics of solar energy and provides reliable backup power.
Competition
The energy storage industry is competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, improving battery technology and shifting customer demands are causing the industry to rapidly evolve and expand. There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. This industry transformation has created complexity and variability of end-customer electricity demand resulting in an opportunity for an increased role for energy storage solutions like ours.
We compete with several large competitors already successful in selling energy storage solutions, most notably: Tesla, LG Energy Solutions, Enphase Energy, Generac, SolarEdge Technologies and SunPower. We believe our competitive strengths, including efficient installation, multiple modes of operation, adaptability, cost and availability, allow us to compete well in the electricity storage market. Some of our competitors have significantly greater financial capacity, product development, manufacturing capabilities, marketing resources and name recognition than we do. However, while our competitors typically focus on the development and commercialization of hardware offerings, our software-centric approach provides value throughout the value chain, from installers, fleet managers, consumers and utilities.
Sales, Marketing and Partnerships
Electriq leverages our networks and expertise to maintain direct relationships and forge partnerships with new enterprises. We have developed three primary go-to-market strategies to capture a large addressable market:
Sustainable Community Networks. Electriq partners with municipalities and townships to develop turnkey solutions for the community’s homeowners which includes solar, energy storage and software. We are focused on under-resourced communities where we can offer immediate utility bill savings for consumers and help to achieve renewable goals for municipalities. In exchange for agreeing to install a Project at their residence, free of upfront costs and no FICO score or credit checks, the homeowner enters into a long-term PPA based upon the production at a favorable per kWh price (below their existing utility rate) with fixed, not variable, annual escalations.

Electriq is the developer of these Projects and partners with renewable project finance companies who acquire these Projects from us, creating a revenue stream for Electriq. Electriq receives revenue in the form of upfront project sales and recurring revenue from our software and Grid Services. The renewable project finance company receives the long-term revenue from the PPAs and takes advantage of certain federal tax credit and state incentives. Further, Electriq has entered into agreements with municipalities in California, including Santa Barbara, Parlier and San Luis Obispo Climate Coalition, and we believe there is a major opportunity, as California contains an addressable market of over 3,000,000 million homes. The agreements with the municipalities allow Electriq to co-promote solar and energy storage programs along with the municipality.
The sustainable community networks sales channel is designed for success across the program:
•Municipality benefits:
•Offers their constituents a discount to current utility rates
•Gains revenue stream without any out-of-pocket expense
•Promotes renewable energy, contributing to the state’s goals
•Homeowner benefits:
•Solar and battery storage at no upfront costs
•Customer savings compared to utility rates
•Gains backup system in the event of a grid outage
•20+ year PPA helps establish a predictable energy price
•Renewable Project Financier benefits:
•Designed to provide recurring, stable cashflows for 20+ years
•Economic incentives: federal ITC, accelerated depreciation, state/regional incentives
•Desirable risk-adjusted returns
•Electriq benefits:
•Acts as developer for sustainable community networks projects
•Deploys energy storage solutions in geographic concentrations
•Retains rights to use batteries for Virtual Power Plants
•Recurring revenue for fleet management services and software
On March 13, 2023, we entered into a multi-year agreement with a major U.S. clean-energy company to provide financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The amount of the financing for residential PV solar power production and/or energy storage systems under the agreement is estimated to generate greater than $300 million in revenue for Electriq over the first 30 months of the arrangement, based on expected sales volumes, system size and pricing contained in the agreement. Following the 30th month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that Electriq will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by Electriq at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to Electriq after achievement of certain milestones. Our provider’s expertise in the energy sector and their software platform will enable us to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three or six months ended June 30, 2023 or in any prior periods. The Company is currently in the project qualification approval stage of implementation for several residential customers in Santa Barbara, California, and expects to begin the installations of energy storage systems by June 30, 2023. The Company expects to begin recognizing revenue on this arrangement in the second half of the year ending December 31, 2023.
Sustainable Solutions. We enter into programmatic agreements with renewable project developers or homebuilders focused on deploying energy storage systems in geographic concentrations. These partners are focused on installations at affordable price points and our modular design fits a wide range of homes.
Each partnership is unique and the scope of work can vary from only selling energy storage systems, to providing installation services to the sales and marketing to customers. In agreements where Electriq provides software support and fleet management services, Electriq will receive ongoing revenue.
In the sustainable solutions segment, we have entered into memoranda of understanding and letters of intent with Barrio Electrico in Puerto Rico, Access Tab in Washington D.C. and Caribbean Utilities Company in Grand Caymans and with one of the largest owners of solar assets throughout the United States.
White-Label / Distributors. We enter into strategic partnerships with established business-to-consumer distribution channels for our solutions and partner with enterprises where energy storage is complementary to their existing offerings (e.g., generators or backup power). On December 12, 2022, the White-Label Provider provided notice of its intent to terminate its contract with us, claiming that we had breached the agreement. While we have continuously asserted that we have not breached the agreement, on May 19, 2023, we entered into a settlement agreement with the White-Label Provider, which provides for a mutual release. The settlement agreement also includes provisions relating to the return of inventory by the White-Label Provider and the manner and allocation of costs related to such return. Additionally, the settlement agreement indicates that the White-Label Provider has elected to exit the home energy storage market. In light of the settlement agreement, we have not generated, and will not generate, any revenue in 2023 or thereafter from the contract with the White-Label Provider. We will, however, continue to explore strategic partnerships with other established participants in business-to-consumer distribution channels for our energy storage solutions.
Operations
Our Operations team supports all post-sale activities, including supply chain management, system installation support services, network operations and asset management. Our Operations team works closely with our software and technology teams to develop proprietary, in-house tools as well as provide feedback and input for product enhancements.
Supplier Relationships
We have a supply chain management team that evaluates OEM hardware providers and performs annual solicitations on technology and product offerings. The solicitation includes cost, detailed specifications, system sizes, warranty offerings, production capacities and installation data. The solicitation includes non-binding volume commitments by us and the supplier, pricing and delivery commitments over a 12-month timeframe. The typical terms in a supply agreement include firm pricing for twelve (12) months, 10-year battery capacity performance guarantees, lead times and warranties.
Our current suppliers for our system’s primary components include multiple global battery suppliers, a global inverter manufacturer and global PowerHub manufacturer. We believe that we need several suppliers to meet specific market requirements, to provide a sufficient number of product offerings, and to mitigate any potential supplier risks. The supply chain management team monitors quality control points, plans ongoing capacity needs, issues purchase orders and coordinates deliveries to customer locations across the U.S., Canada and the Caribbean.
We routinely screen existing suppliers globally against Specially Designated National / Restricted Persons lists. All new engagements with business partners are screened prior to the beginning of any business relationship. Individuals or entities that become subject to applicable sanctions are immediately blocked from further commercial activity with Electriq until confirmed by our legal counsel whether permissible to proceed pursuant to a general or special license or other exemption, or a change in facts.
Research and Development and Intellectual Property
We have invested significant amounts of time and expense in the development of our PowerPod solutions. The ability to grow and maintain a leading position depends in part on our ongoing research and development activities. Our software development team is responsible for the design, development, integration and testing of our suite of software solutions. In addition, we supplement our internal team with contractors for flexible development capacity. Our research and development activities are principally conducted by our team in San Leandro.
Electriq does not currently hold any patents, but owns the proprietary code developed to power our suite of software, the UL certifications of our hardware product and the OpenADR certifications.
We continually review our development efforts to assess the existence and patentability of our intellectual property. We pursue the registration of our domain names and trademarks and service marks in the U.S. an effort to protect our brand. We rely on a combination of trademark, copyright, trade secret, including federal, state and common law rights in the United States and other countries, nondisclosure agreements and other measures to protect our intellectual property. We require our employees, consultants and advisors to execute confidentiality agreements and to agree to disclose and assign to us all inventions conceived under their respective employment, consultant, or advisor agreement, using our property, or which relate to our business. Despite any measure taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property, including our trademarks, service marks, domain names, copyrights and other proprietary rights.
Government Regulation and Compliance
There are varying frameworks across the U.S. designed to support and accelerate customer adoption of clean and reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and electric tariffs. We have a track record of understanding, adapting and deploying our products in an ever-evolving regulatory environment. We believe Electriq is well positioned to face new regulatory requirements.
Several states have energy storage mandates or policies designed to boost the adoption of energy storage. In California, the state offers a cash rebate for storage installations through the Self-Generation Incentive Program, Massachusetts offers an “adder” incentive when a homeowner installs a battery along with a solar system through its Solar Massachusetts Renewable Target program, and in Maryland, homeowners can claim up to 30% of the cost of an energy storage system as a credit towards a homeowner’s state income taxes. There are currently eight (8) states in the U.S. with energy storage targets: New York (6 GW by 2030), Virginia (3.1 GW by 2035), New Jersey (2 GW by 2030), California (1.3 GW by 2024), Massachusetts (1 GWh by 2025), Connecticut (1 GW by 2030), Nevada (1 GW by 2030) and Maine (400 MW by 2030).
Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the U.S., governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for our customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to our customers.

Energy storage systems require interconnection agreements from the applicable local electric utilities in order to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.
Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.
There are government regulations pertaining to battery safety, transportation of batteries and disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations to sell our energy storage solutions into the market.
Permits and Approvals
Each of our installations or customer installations must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate energy storage systems on our platform, we, our customers or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility.
Employees
As of June 30, 2023, we employed 46 full-time employees, primarily based at our headquarters in West Palm Beach, Florida and our research and development facility in San Leandro, CA. We also contract for hire outside consultants and contractors on an ongoing basis. Our employees typically have significant expertise in their respective business areas and experience within the energy space. To date, we have not experienced any work stoppages and consider our employee relations to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. Approximately 28% of our full-time employees are women and 30% belong to historically underrepresented groups.
Properties
Our corporate headquarters is located in West Palm Beach, Florida and comprises approximately 7,325 square feet of rentable space. Our current lease commenced on November 1, 2022 and expires October 31, 2027. Additionally, we have research and development and warehouse space in San Leandro, California which comprises 34,000 square feet of rentable space and has four (4) one-year renewals remaining. Lastly, we lease strategic warehouse space in California consisting of 10,700 rentable square feet with expirations in 2023 and 2027. We believe our existing properties will accommodate our planned growth for the foreseeable future.
Legal Proceedings
We are currently not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that we believe is not ordinary routine litigation incidental to our business or otherwise material to the financial condition of our business.

MANAGEMENT
Executive Officers and Directors
The following table lists the names, ages and positions of the individuals who currently serve as our executive officers and directors.

Name	Age	Position
John Michael Lawrie	70	Director
Carol L. Coughlin	64	Director
Jennifer Lowry	55	Director
Kristina Peterson	59	Director
Gideon Soesman	52	Director
Zainabu Oke	55	Director
Frank Magnotti	62	Chief Executive Officer and Director
James Van Hoof, Jr.	60	Chief Operating Officer & General Counsel
Jan Klube	54	Chief Technology Officer
Petrina Thomson	55	Chief Financial Officer
Frank Magnotti—Chief Executive Officer and Director
Mr. Magnotti has served as the Chief Executive Officer of Legacy Electriq since September 2018 and as a member of the Legacy Electriq Board since October 2016. Mr. Magnotti is an energy technology executive, clean tech executive and health tech executive specializing in innovative products and technologies or disruptive business models that impact our world positively while making excellent returns for investors. Mr. Magnotti was the President, Founder and Chief Operating Officer of Comverge, Inc. (founded in 1998), believed to be the first pure play smart grid company to go public in 2007. Mr. Magnotti was the President and Chief Executive Officer of Fluitec International, LLC from 2010 – 2015 and spent 14 years (1983 – 1997) at AT&T Bell Labs / Lucent Technologies, Inc. in a variety of senior roles prior to founding Comverge, Inc. Companies Mr. Magnotti has led have won either Top Cleantech Company or Top Cleantech Innovation four times. Mr. Magnotti has special interests in smart grid, energy storage, energy efficiency, demand response, wind, solar, rotating machinery, biofuels, specialty additives and antioxidants. Mr. Magnotti has strong skills in engineering, research & development, program management, big data analytics, SaaS, product launch, global sales (he has set up sales channels in 69 countries), regulatory and energy markets, equity and debt fund raising including angel, venture capital, private equity, IPO, project finance and federal and state government programs. Mr. Magnotti has more than 30 years of C-Suite executive leadership experience leading, building and scaling energy and technology-related companies. Mr. Magnotti earned a Bachelors and Masters in Mechanical Engineering from The Cooper Union for the Advancement of Science and Art.
James Van Hoof, Jr.—Chief Operating Officer & General Counsel
Mr. Van Hoof served as Legacy Electriq’s General Counsel and Chief Strategy Officer from July 2021 through June 2022, before being promoted to Chief Operating Officer and General Counsel in July 2022. As COO & GC, Mr. Van Hoof is responsible for leading, managing and providing organizational vision and operational strategy to ensure that Legacy Electriq meets and exceeds agreed upon sustainable growth objectives. Key areas that Mr. Van Hoof is responsible for are building the infrastructure for a product management function, an agile and cost-effective end-to-end supply chain network, customizing an assembly model optimized for scale and a global logistics and fulfillment system that can deliver on Legacy Electriq’s strategy. Prior to joining Legacy Electriq, from January 2020 to July 2021, Mr. Van Hoof was the CFO at Ionic Materials Inc., from June 2013 to January 2020, was VP of Growth & Innovation at Hubbell Inc., from November 2009 to March 2013, was Chief Tax Officer at Bunge Ltd and from April 2006 to March 2009, was VP & CFO at UTC Power Corp. Mr. Van Hoof has more than 25 years of C-Suite executive leadership experience scaling and directing operations, finance, law and management. Mr. Van Hoof earned a Bachelor of Arts in History and Economics from Saint Anselm College, a Juris Doctorate degree from Western New England University School of Law, a Master of Science in Taxation from the University of Hartford and a Masters of Law in Tax from the Boston University School of Law.
Jan Klube—Chief Technology Officer
Mr. Klube has been Legacy Electriq’s Chief Technology Officer since September 2019. As CTO, Mr. Klube is responsible for driving and defining the roadmap and vision for the engineering function, identifying opportunities for product differentiation and integration partners that are complimentary in the ecosystem. Mr. Klube has successfully led multiple software organizations in the renewable energy space and from October 2016 to September 2019 was the VP, Engineering at Enphase Energy, Inc., from January 2012 to September 2016, the VP, Engineering at VeriFone, Inc. and from August 2009 to January 2012, the Director of the Nucleus Product Line at Mentor Graphics Corp. (a Siemens company). Mr. Klube has more than 20 years of experience as a successful engineering leader with strong collaboration and expertise in product development and management. Mr. Klube earned a Masters in Electrical and Electronic Engineering and Computer Science from the University of Rostock, Germany.
Petrina Thomson—Chief Financial Officer
Ms. Thomson has been Legacy Electriq’s Chief Financial Officer since September 2022 and joined Legacy Electriq in June 2021 as the Chief Accounting Officer. As CFO, Ms. Thomson is responsible for building and leading the financial and operational strategy and vision to ensure Legacy Electriq’s finances are positioned for sustainable growth and continued success. Key areas in Ms. Thomson’s role are all cash management, budgeting, risk management, financial reporting, tax, audits, raising capital, Legacy Electriq Board and investor communications. Prior to joining Legacy Electriq, from December 2019 to June 2021, Mr. Thomson was the VP & Chief Accounting Officer at Curvature LLC, from June 2012 to July 2018, the North American Controller at Johnson Controls International plc and, from March 1996 to October 2010, was Senior Director, Finance at Sun Microsystems, Inc. (now Oracle Corp.). Ms. Thomson has more than 25 years’ experience in successfully leading global finance teams, processes and systems for significant growth. Ms. Thomson is a Certified Public Accountant and earned a Bachelor of Commerce in Accounting and Finance from The University of Western Australia.
Non-Employee Directors
John Michael Lawrie
Mr. Lawrie has served as Chief Executive Officer, President and Chairman of the TLG board of directors. In 2005, Mr. Lawrie founded The Lawrie Group, a private company providing consulting services on value creation and enterprise transformation and related investment management services. Mr. Lawrie previously served as chairman, president and chief executive officer of DXC Technology Co., a leading, independent end-to-end IT services company serving more than 6,000 global enterprise clients in more than 70 countries, from April 2017 to his retirement in March 2019. Prior to his employment at DXC Technology Co., Mr. Lawrie served as president and chief executive officer of Computer Sciences Corporation from May 2012 to March 2017 and was appointed chairman in December 2015. Mr. Lawrie is a trustee of Drexel University, Philadelphia. Mr. Lawrie holds a B.A.in history from Ohio University and an MBA from Drexel University. Mr. Lawrie also received an honorary doctorate from the Shiv Nadar University in India. We believe Mr. Lawrie’s extensive public company leadership and enterprise transformation experience and network of relationships make him a valuable addition to our management team and board of directors.
Carol L. Coughlin
Ms. Coughlin has been the founder and Chief Executive Officer of BottomLine Growth Strategies, Inc., a business consulting firm focused on sustainable and profitable growth, since July 2006. From 2004 to 2006, she was the Chief Financial Officer of Woodhaven Health Services, Inc., a provider of pharmacy services. Ms. Coughlin has served on a number of boards including public, private, government, non-profits and advisory. Ms. Coughlin has been a member of the board of directors and the chair of audit committee of Hopebridge, LLC, a health care services provider, since September 2021; a member of the board of directors and the chair of audit committee of GoodCap Pharmaceuticals, Inc., a Canada based life sciences company, since February 2021; a director of ReadyCareConnect, Inc. (DBA, Trusty.care), a medicare management company since November 2019; and a director, chair of financial affairs committee, a member of the executive committee and a member of the governance committee of University of Maryland Medical Center since February 2015. She was a director and chair of the audit committee of Vivos Therapeutics, Inc. (Nasdaq: VVOS), an international medical device company, from July 2019 to April 2020. Ms. Coughlin was appointed to the board of directors of Hamilton Bancorp, Inc. (Nasdaq: HBK), a public community bank, from August 2010 to April 2019 and served as the chairwoman of the board, the lead independent director and audit committee chair. Ms. Coughlin received a BS in Business/Accounting from Towson University and a Master’s in Business Administration from Loyola University Maryland. She is a Certified Public Accountant (active status, Maryland). We believe Ms. Coughlin’s extensive financial management, growth, mergers and acquisitions and board governance experience along with her knowledge of the local business community and active civic involvement makes her an invaluable member of the board of directors.
Jennifer Lowry
Ms. Lowry served most recently as a senior executive at McCormick and Company, first as Vice President of Corporate Finance before adding Risk and Treasury oversight to her role. Prior to taking on the role at McCormick, Ms. Lowry spent more than 25 years in the Energy industry in senior strategy and finance roles at Exelon Corp, Constellation Energy, Cogentrix Energy and The AES Corporation. In considering director candidates, one of the Board’s key objectives is to ensure that the Board’s composition reflects a broad diversity of experience, professions, skills, viewpoints, personal traits and backgrounds. We believe Ms. Lowry will bring beneficial experience and attributes to the Board, among which are her extensive experience in the energy industry and project finance, particularly in developing and enhancing risk management policies and overseeing financial and commercial transactions and operations, as well as her strong leadership skills, vast business experience and financial acumen.
Kristina A. Peterson
Ms. Peterson has been the Chief Executive Officer of Mayflower Partners, a cleantech financial advisory firm, since 2000. Ms. Peterson has led various solar energy investment companies, serving in senior investment, development, operations and asset management roles at Brookfield Renewable Partners (NYSE: BEP) and Terraform Power (Nasdaq: TERP) from 2015 to 2018, and serving in CEO, CFO and other senior management positions at EDF Renewable Energy, Suntech, and Greenwood Energy, a solar energy company, from 2007 to 2015. Prior to that, she was a project and structured finance investment banker for ABN AMRO Bank and Citibank for ten years in the energy, infrastructure and telecom industries. Ms. Peterson has served, and as a non-executive director, chair of the remuneration committee and a member of the audit committee of Invinity Energy Systems PLC (LSE: IES), a utility-scale battery energy storage company, since November 2021. She has been the co-chair of Women Corporate Directors Foundation, San Diego, a global group of women corporate board directors, since 2016 and has served on the board of Coalition for Green Capital, a non-profit with a mission to halt climate change by accelerating investment in clean energy technologies, since 2019. She has served on the advisory boards of Chargenet, a California-based EV charging and energy storage company, and Scanifly, a NY-based solar software company, since 2020. She was a director of Iteros, Inc., an energy management software firm, from 2015 to 2020, Greenwood Energy in 2014, Solar Electric Industry Association from 2011 to 2012, and Gemini Solar Development Company from 2007 to 2010. Ms. Peterson received her BS Business Administration from Boston University and her MBA from the University of Chicago Booth School of Business. She completed additional graduate coursework at MIT Sloan. We believe Ms. Peterson’s executive leadership experience in energy, technology, investment finance and banking organizations and board governance experience makes her an invaluable member of the board of directors.
Gideon Soesman
Mr. Soesman has been a member of the board of directors of Legacy Electriq since September 2018. He has been the co-founder and managing partner of GreenSoil, an investment company with a portfolio of funds focused on investing in companies in the agriculture, food and real estate sectors, since February 2011. Mr. Soesman was the managing director of GMS Capital, a boutique investment bank that helped companies raise funds and manage mergers and acquisitions, from December 2006 to December 2011. From August 2007 to March 2010, he was the co-founder and managing partner of Oasis Investments, a privately owned investment fund. Prior to GMS Capital,

Gideon was responsible for all global merger and acquisition activities for a major division of Royal Philips Electronics from September 2000 to March 2007 and also held senior positions at Shaldor and Ergo. Mr. Soesman has been a member of the board of directors of Home365 Property Management, a property management & real estate investment company, since April 2021; a member of the board of directors of CropX Technologies LTD, an ag-analytics company, since July 2015; a member of the board of directors of Phenome Networks, a software platform to serve plant breeders, since October 2013; a member of the board of directors of TIPA, a packaging and containers manufacturing company, since May 2013. He also served on the boards of directors of Conservice ESG, an IT services and consulting company, from July 2021 to September 2021; Rootility, a biotechnology research firm, from January 2012 to September 2020; BioHarvest, a wellness and fitness services provider, from December 2011 to July 2020; EcoFer Fertigation Technologies Ltd., a renewable energy semiconductor manufacturing company, from May 2013 to December 2017. Mr. Soesman holds a B.A. in Economics from the Hebrew University, Jerusalem, and an M.A. in Business Administration from the Boston University/Ben-Gurion University of the Negev. We believe Mr. Soesman’s leadership experience in energy and technology sectors, extensive mergers and acquisition expertise and board governance experience makes him an invaluable member of the board of directors.
Zainabu Oke
Ms. Oke has served as an independent director for TLG since January 2022. Since October 2021, Ms. Oke has served as General Manager, Vice President of Car Care Automotive Services in Northern California for AAA Northern California, Nevada & Utah Insurance Exchange. Since July 2015, she has served in various Vice President roles for AAA Northern California, Nevada & Utah Insurance Exchange, including VP Organizational Readiness, VP Real Estate & Procurement, Controller, and Chief Internal Auditor. With profit and loss responsibility for the California market of Car Care Automotive Services, she directs all automotive services business operations and business development, including mergers, acquisitions, and integrations. Prior to that, Ms. Oke worked at Deloitte LLP (formerly Deloitte & Touche) for 22 years in various roles, most recently as an Audit Partner and Director. As a former audit partner with Deloitte, Ms. Oke has demonstrated extensive governance and risk management expertise through her work with corporate boards. Ms. Oke serves as a Board member and Audit Committee Chair of TLG and a Board member of Daily Harvest, a late-stage startup. She holds a Business Administration degree from University of Berkeley, Haas Business School and is a certified public accountant. We believe Ms. Oke’s expertise and experience in finance, accounting and auditing make her a valuable addition to the board of directors.
Board Composition
The Electriq Board consists of seven directors. All directors’ terms expire at the next annual meeting of stockholders or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Electriq Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Electriq Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Director Independence
The Electriq Board has determined that each of John Michael Lawrie, Carol L. Coughlin, Jennifer Lowry, Kristina Peterson, Gideon Soesman and Zainabu Oke qualifies as independent directors under the rules of the NYSE and SEC rules and regulations. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Electriq Board has reviewed and discussed information provided by the directors and Electriq with regard to each director’s business and personal activities and relationships as they may relate to Electriq and its management, including the beneficial ownership of capital stock by each nonemployee director and the transactions involving them as described in the section entitled “Certain Relationships and Related Party Transactions.”
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Additionally, compensation committee members must not have a relationship with Electriq that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Board Committees
The Electriq Board has three standing committees—an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the Electriq Board when the Electriq Board deems it necessary or advisable to address specific issues. Current copies of Electriq’s committee charters are posted on Electriq’s website at www.electriqpower.com, as required by applicable SEC and the NYSE rules. The information on or available through such website is not deemed incorporated in this prospectus and does not form part of this prospectus.
Audit Committee
Electriq’s audit committee consists of Zainabu Oke, Carol L. Coughlin and Kristina Peterson. Zainabu Oke serves as the chair of the audit committee. The Electriq Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE and that Zainabu Oke qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has the requisite accounting or related financial management expertise. Each member of Electriq’s audit committee meets the requirements for financial literacy under the applicable NYSE rules. In arriving at this determination, the Electriq Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
The audit committee’s responsibilities include, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing Electriq’s independent registered public accounting firm;
•discussing with Electriq’s independent registered public accounting firm their independence from management;
•reviewing with Electriq’s independent registered public accounting firm the scope and results of their audit;
•pre-approving all audit and permissible non-audit services to be performed by Electriq’s independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and Electriq’s independent registered public accounting firm the interim and annual financial statements that Electriq files with the SEC;
•reviewing and monitoring Electriq’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee comply with applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. Electriq will comply with future requirements to the extent they become applicable to Electriq.
Compensation Committee
Electriq’s compensation committee consists of John Michael Lawrie, Jennifer Lowry and Kristina Peterson. John Michael Lawrie serves as the chair of the compensation committee. Jennifer Lowry and Kristina Peterson are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The Electriq Board has determined that each of such directors are “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:
•reviewing and approving corporate goals and objectives relevant to the compensation of Electriq’s Chief Executive Officer, evaluating the performance of Electriq’s Chief Executive Officer in light
•of these goals and objectives and setting or making recommendations to the Electriq Board regarding the compensation of the Electriq’s Chief Executive Officer;
•reviewing and setting or making recommendations to the Electriq Board regarding the compensation of the Electriq’s other executive officers;
•making recommendations to the Electriq Board regarding the compensation of the Electriq’s directors;
•reviewing and approving or making recommendations to the Electriq Board regarding the Electriq’s incentive compensation and equity-based plans and arrangements; and
•appointing and overseeing any compensation consultants.
The composition and function of its compensation committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the NYSE listing rules. Electriq will comply with future requirements to the extent they become applicable to Electriq.
Nominating and Corporate Governance Committee
Electriq’s nominating and corporate governance committee consists of Carol L. Coughlin, Zainabu Oke and Gideon Soesman. Carol L. Coughlin serves as the chair of the nominating and corporate governance committee. The Electriq Board has determined that each of such directors is “independent” as defined under the applicable listing standards of the NYSE.
The nominating and corporate governance committee’s responsibilities include, among other things:
•identifying individuals qualified to become members of the Electriq Board, consistent with criteria approved by the Electriq Board;
•recommending to the Electriq Board the nominees for election to the Electriq Board at annual meetings of Electriq’s stockholders;
•overseeing an evaluation of the Electriq Board and its committees; and
•developing and recommending to the Electriq Board a set of corporate governance guidelines.
The composition and function of the nominating and corporate governance committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. Electriq will comply with future requirements to the extent they become applicable to Electriq.

Compensation Committee Interlocks and Insider Participation
None of the members of Electriq’s compensation committee has ever been an executive officer or employee of Electriq. None of Electriq’s executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves or will serve as a member of the Electriq Board or compensation committee.
Role of the Electriq Board in Risk Oversight/Risk Committee
One of the key functions of the Electriq Board is informed oversight of Electriq’s risk management process. The Electriq Board does not have a standing risk management committee, but rather administers this oversight function directly through the Electriq Board as a whole, as well as through various standing committees of the Electriq Board that address risks inherent in their respective areas of oversight. For example, the Electriq audit committee is responsible for overseeing the management of risks associated with Electriq’s financial reporting, accounting and auditing matters; Electriq’s compensation committee oversees the management of risks associated with our compensation policies and programs.
Board Oversight of Cybersecurity Risks
Electriq will face a number of risks, including cybersecurity risks and those other risks described under the section titled “Risk Factors” included in this prospectus. The Electriq Board plays an active role in monitoring cybersecurity risks and is responsible for the prevention, timely detection and mitigation of the effects of any such incidents on Electriq’s operations. In addition to regular reports from each of the Electriq Board’s committees, the Electriq Board receives regular reports from management, including its chief technology officer and chief security officer, on material cybersecurity risks and the degree of Electriq’s exposure to those risks. While the Electriq Board oversees its cybersecurity risk management, management is responsible for day-to-day risk management processes. Management works with third party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing Electriq’s cybersecurity risks and that the Electriq Board leadership structure supports this approach.
Limitation on Liability and Indemnification of Directors and Officers
The Charter contains provisions that eliminate the personal liability of Electriq’s directors and certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer to the fullest extent permitted by Delaware law. The Charter and Electriq’s bylaws require Electriq to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. Electriq plans to maintain a directors’ and officers’ insurance policy pursuant to which Electriq’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Charter and Electriq’s bylaws prohibit any retroactive changes to the rights or protections or increasing the liability of any director or officer in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.
In addition, Electriq has entered into separate indemnification agreements with Electriq’s directors and officers. These agreements, among other things, require Electriq to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of Electriq’s directors or officers or any other company or enterprise to which the person provides services at Electriq’s request.
We believe these provisions in the Charter and Electriq’s bylaws are necessary to attract and retain qualified persons as directors and officers for Electriq.
Corporate Governance Guidelines and Code of Business Conduct
The Electriq Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable to Electriq and the Electriq Board. In addition, the Electriq Board has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer,

Chief Financial Officer and other executive and senior financial officers. The Electriq’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics have been posted on the Corporate Governance portion of Electriq’s website at www.electriqpower.com. Information contained on or accessible through Electriq’s website is not a part of this prospectus, and the inclusion of Electriq’s website address in this prospectus is an inactive textual reference only. Electriq intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.
Family Relationships
There are no family relationships among any of Electriq’s executive officers or directors.
Compensation of the Company’s Executive Officers and Directors
Employment Agreements
We have entered into employment agreements (the “Employment Agreements”) with each of Frank Magnotti, Chief Executive Officer of the Company; Petrina Thomson, Chief Financial Officer of the Company; James Van Hoof, Chief Operating Officer and General Counsel of the Company; and Jan Klube, Chief Technology Officer of the Company (collectively, the “Executives”). Each Employment Agreement provides for an initial three-year employment term and will automatically be extended for subsequent 12-month terms unless either party provides notice of non-renewal at least 180 days prior to the expiration of the then-current employment term. The Employment Agreements are described under “Executive Officer and Director Compensation – Executive Compensation Arrangements – Employment Agreements.”
Overview of Anticipated Executive Compensation Program
Decisions with respect to the compensation of the Company’s executive officers, including our named executive officers, are made by the compensation committee of our Board. The following discussion is based on the current and expected compensation of our named executive officers and directors. Such compensation will also generally be governed by our executive officers’ employment agreements, as in effect from time to time, including as described above.
Compensation for our executive officers has the following components: base salary, cash bonus opportunities, equity compensation, employee benefits, executive perquisites and severance benefits. Base salaries, employee benefits, executive perquisites and severance benefits are designed to attract and retain senior management talent. We also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of its equity-owners and to enhance executive retention.
Annual Bonuses
We expect to use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their Employment Agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Equity-Based Awards
We expect to use equity-based awards to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of its equity holders.

Other Compensation
We offer various employee benefit plans to employees and other benefits to named executive officers of the Company, which are the same or similar to those currently offered by the Company. For more information, see “Executive Officer and Director Compensation.” We may also provide our named executive officers with perquisites and personal benefits that are not generally available to all employees.
Director Compensation
Our Board has approved a non-employee director compensation program. We believe director compensation is in accordance with industry practice and standards.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
Overview
As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have opted to comply with the scaled disclosure requirements applicable to emerging growth companies.
The named executive officer and director compensation described in this section discusses our 2022 compensation programs. This discussion may contain forward-looking statements that are based on the Company’s current plans, considerations, expectations and determinations regarding future compensation programs.
Non-Employee Director Compensation Table
The following table presents the total compensation earned and paid to non-employee members of the Legacy Electriq Board during the year ended December 31, 2022. Mr. Magnotti, our Chief Executive Officer, did not receive any compensation for his service as a member of the Legacy Electriq Board during any period presented. Mr. Magnotti’s compensation for service as an employee is presented above under the heading “Narrative Disclosure to the Summary Compensation Table.” In addition to the compensation outlined below, we reimburse non-employee members of the Legacy Electriq Board for reasonable travel expenses and out-of-pocket costs incurred in attending meetings of the Legacy Electriq Board or events attended on behalf of Legacy Electriq.

Name	Year	Fees Earned and Paid in Cash ($) (2)	Option Awards ($)	Total
Alan Greenberg (1)	2022	—	—	—
Jamie James (1)	2022	—	—	—
Gideon Soesman (1)	2022	—	—	—
Neha Palmer (1)	2022	—	2,859	2,859
__________________
(1)Directors Alan Greenberg, Jamie James and Gideon Soesman were appointed to the Legacy Electriq Board in September 2018 and Neha Palmer was appointed to the Legacy Electriq Board in May 2019 and Ms. Palmer resigned from the Electriq Board in August 2023.
(2)Amounts represent cash compensation earned and paid during the year ended December 31, 2022 for services rendered by each member of the Legacy Electriq Board. Cash compensation amounts are paid in the final month of each calendar quarter for services rendered during that respective quarter.
Amounts reflect the aggregate grant date fair value of stock option awards granted under the 2015 Incentive Plan to non-employee members of the Legacy Electriq Board during the year ended December 31, 2022, calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the Legacy Electriq Board.
Under the policy, each new nonemployee director will be granted restricted stock awards under the Equity Incentive Plan covering shares with a value equal to $120,000 at the time of grant. These new director awards will vest periodically following the grant date, subject to continued service on each applicable vesting date. The policy also provides that, on the date of each annual meeting of Electriq’s stockholders, each nonemployee director who is serving on the Legacy Electriq Board prior to, and will continue to serve on the Electriq Board following, such annual meeting will be granted restricted stock awards under the Equity Incentive Plan covering shares with a value equal to $120,000 (the “Annual Award”). The Annual Award will be granted on the date of the annual meeting of Electriq’s stockholders (the “Annual Award Grant Date”). The Annual Award will vest quarterly over one year following the Annual Award Grant Date, subject to continued service on each applicable vesting date.
Each nonemployee director will receive annual cash compensation of $60,000 for service on the Electriq Board, and additional annual cash compensation for serving as chairman of the Electriq Board and as a member and/or chairperson of each committee as set forth below. All cash payments will be made quarterly in arrears and will be pro-rated for any partial quarters of service.
•Chairman of the Board: $45,000
•Audit Committee Chair: $20,000
•Audit Committee Member: $10,000
•Compensation Committee Chair: $14,325
•Compensation Committee Member: $6,000
•Nominating and Corporate Governance Committee Chair: $10,000
•Nominating and Corporate Governance Committee Member: $5,000
Each nonemployee director may make an annual election to receive their annual cash retainer in restricted stock units, which will vest quarterly over the course of one year following the grant date, subject to continued service on each applicable vesting date and provided the vesting conditions under the Equity Incentive Plan are met.
The policy will also be subject to limits set forth in the Equity Incentive Plan, which provides that no non-employee director may receive awards under the Equity Incentive Plan with an aggregate fair value on the Annual Award Grant Date that, when combined with cash compensation received for service as a nonemployee director, exceeds $750,000 in total value for such individual’s first year of service as a non-employee director and $500,000 in total value for each year thereafter.
Electriq expects to review director compensation periodically to ensure that director compensation remains competitive such that Electriq is able to recruit and retain qualified directors.
The Electriq Board is expected to adopt Stock Ownership Guidelines that require each member of the Electriq Board to achieve stock ownership with a value equal to five times his or her annual cash compensation within five years.
Executive Compensation Prior to the Business Combination
Electriq is an “emerging growth company,” as defined in the JOBS Act and a “smaller reporting company,” as defined under the Exchange Act and thus the following disclosures are intended to comply with the reduced disclosure requirements applicable to emerging growth companies and “smaller reporting companies,” as such term is defined in the rules promulgated under the Exchange Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer, whom we refer to as our “named executive officers.”
To achieve Electriq’s goals, Electriq has designed our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Electriq’s goals. Electriq believes its compensation program should promote the success of Electriq and align our executives’ incentives with the long-term interests of our stockholders. Electriq’s current compensation arrangements consist principally of a base salary, an annual cash incentive bonus and equity compensation, as described below.
Legacy Electriq’s board of directors has historically determined the compensation of Legacy Electriq’s executive officers. For the year ended December 31, 2022, Legacy Electriq’s named executive officers, and their positions, were as follows:
•Frank Magnotti, Chief Executive Officer;
•James Van Hoof, Jr., General Counsel and Chief Operating Officer; and

•Jan Klube, Chief Technology Officer.
This section discusses the material components of Legacy Electriq’s executive compensation arrangements with its named executive officers, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Electriq adopts may differ materially from the currently planned programs summarized in this discussion.
The following tables and accompanying narrative set forth information about the 2022 compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2022. These executive officers were Frank Magnotti, James Van Hoof, Jr. and Jan Klube and we refer to them in this section as our “named executive officers.”
The following table sets forth information concerning the compensation awarded to or earned by the named executive officers of Legacy Electriq during the fiscal year ended December 31, 2022.

Name	Year	Salary ($)	Bonus ($) (2)	Option Awards ($) (3)	All Other Compensation	Total ($)
Frank Magnotti	2022	371,315	27,849	1,389,554	—	1,788,718
Chief Executive Officer
James Van Hoof, Jr. (1)	2022	304,167	18,250	58,072	—	380,489
General Counsel & Chief Strategy Officer
Jan Klube	2022	289,999	19,575	—	—	309,574
Chief Technology Officer
__________________
(1)Mr. Van Hoof assumed responsibilities as Legacy Electriq’s General Counsel & Chief Strategy Officer in July 2021. Pursuant to his offer letter, Mr. Van Hoof’s annual salary is $300,000. Subsequent to December 31, 2021, Mr. Van Hoof was promoted to Chief Operating Officer & General Counsel.
(2)Represents discretionary bonuses granted to each executive officer based on a subjective review of each executive officer’s and Legacy Electriq’s yearly performance. For 2022, it is estimated that each officer will receive 15% of their respective target bonus. Bonuses are expected to be paid in April 2023.
(3)The amounts disclosed represent the aggregate grant date fair value of stock options granted to our named executive officers during the fiscal year ended December 31, 2022 under our 2015 Incentive Plan, calculated in accordance with Financial Accounting Standards Board ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The stock option awards granted to each of our named executive officers consisted of at-the-money options.
Narrative Disclosure to the Summary Compensation Table
Principal Objectives of Legacy Electriq’s Compensation Program for Named Executive Officers
Historically, Legacy Electriq’s executive compensation program has reflected a corporate culture focused on growth and development. The following objectives have guided Legacy Electriq’s decisions with respect to the compensation provided to its named executive officers: attract, retain and incent highly effective executives who share Legacy Electriq’s values and philosophy; align the interests of our named executive officers with the interests of Legacy Electriq’s stockholders; and reward Legacy Electriq’s named executive officers for creating value for Legacy Electriq’s stockholders in the long-term.
Elements of Electriq’s Executive Compensation Program
The primary elements of compensation for Electriq’s named executive officers generally consisted of a base salary, annual cash performance bonuses or commission payments and equity compensation awards in the form of stock options under the long-term equity compensation plan. The named executive officers also participate in employee benefit plans and programs that Electriq makes available to its other full-time employees on the same basis, as described below.
Base Salary
Electriq pays its named executive officers a base salary to compensate them for services rendered to Electriq. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for Electriq’s named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were initially established in each named executive officer’s employment offer letter agreement. The actual base salaries paid to Legacy Electriq’s named executive officers for 2022 are set forth in the “Summary Compensation Table” above.
Annual Cash Performance Bonuses
Electriq’s named executive officers have the opportunity to earn annual cash bonuses to incentivize them with a variable level of compensation that is based on attaining annual company and individual performance goals. Each of these named executive officers has an annual target bonus that is expressed as a percentage of his or her annual base salary. Messrs. Magnotti, Van Hoof and Klube are eligible to receive a target annual bonus equal to 50%, 40%, and 45%, respectively, of their respective annual base salaries.
Awards under Legacy Electriq’s bonus plan for 2022 were based on the achievement of financial and operations performance metrics established by Legacy Electriq’s board of directors.
Equity Compensation
Historically, the equity compensation granted to Legacy Electriq’s named executive officers has consisted of stock options granted under the 2015 Incentive Plan (as described below). For a description of the stock options granted to Legacy Electriq’s named executive officers, please see the “Outstanding Equity Awards” table below.
In 2015, the Legacy Electriq Board adopted, and Legacy Electriq’s stockholders approved, the Electriq Power, Inc. 2015 Equity Incentive Plan (the “2015 Incentive Plan”). Each of the named executive officers hold options under the 2015 Incentive Plan, as described below.
The following describes the material terms of the 2015 Incentive Plan.
Grants, Generally. The 2015 Incentive Plan provides both for the direct award or sale of shares and for the grant of ISOs and NSOs. ISOs may be granted only to employees of Electriq and its affiliates. All other awards may be granted to employees, non-employee directors and consultants of Electriq and its affiliates.
The maximum number of shares of Electriq common stock that may be issued over the term of the 2015 Incentive Plan is 360,917,134 shares. As of December 31, 2022, stock options to purchase 151,869,616 shares of Legacy Electriq’s common stock with a weighted-average exercise price of $.0064 per share were outstanding under the 2015 Incentive Plan. As of December 31, 2022, there were no outstanding awards under the 2015 Incentive Plan other than these options.
Administration. The Electriq Board, or a committee with authority delegated by the Legacy Electriq Board, administers the 2015 Incentive Plan. Subject to the terms of the 2015 Incentive Plan, the administrator has the power to determine: who will be granted awards, when and how each award will be granted, what type of award will be granted, the provisions of each award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or shares under the award, the number of shares subject to an award and the fair market value applicable to an award. The administrator also has the discretion to effect, with the consent of any adversely affected participant, the reduction of the exercise, purchase or strike price of any outstanding award; the cancellation of any outstanding award and the grant in substitution therefor of a new award or other valuable consideration, or any other action that is treated as a repricing under generally accepted accounting principles. The administrator also has the authority to accelerate the time(s) at which an award may vest or be exercised, and to construe, interpret and settle all controversies regarding the terms of the 2015 Incentive Plan and awards granted thereunder.
Options. Legacy Electriq’s employees and service providers have historically received stock options pursuant to the 2015 Incentive Plan. Each of the named executive officers has been granted a mix of ISOs and NSOs. See the “Outstanding Equity Awards at 2022 Fiscal Year End” table below for further information about Legacy Electriq’s named executive officers’ outstanding options as of December 31, 2022.
The exercise price per share of options granted under the 2015 Incentive Plan must be at least 100% of the fair market value per share of Legacy Electriq’s common stock on the grant date. Subject to the provisions of the 2015 Incentive Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
RSUs. A restricted stock unit (“RSU”) is a right to receive a share of Electriq’s common stock, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the administrator. RSUs vest at the rate determined by the administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service. Settlement of RSUs may be made in the form of cash, stock or a combination of cash and stock, as determined by the administrator. Recipients of RSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the administrator’s discretion and as set forth in the applicable award agreement, RSUs may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the RSUs to which they pertain.
Changes to Capital Structure; Corporate Transactions. In the event of certain changes to Legacy Electriq’s capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (a) the number of shares available for issuance under the 2015 Incentive Plan, and (b) the number of shares covered by and, as applicable, the exercise price and the kind of underlying security of each outstanding award granted under the 2015 Incentive Plan. In the event Electriq is party to a “corporate transaction” or “change in control” (as each is defined in the 2015 Incentive Plan), the administrator may take one or more of the following actions to provide for: (i) the continuation of the awards by Electriq (if Electriq is the surviving corporation), (ii) the assumption or substitution of awards by the successor or surviving corporation, (iii) upon written notice, the termination of unexercised or unvested awards prior to the reorganization event, (iv) the acceleration of vesting applicable to an award, (v) the cancellation and purchase of outstanding awards for the amount that could have been obtained upon the exercise of the award and sale of the underlying stock had such award been currently exercisable or (vi) the cancellation of the outstanding award.
Plan Amendment or Termination. The Electriq Board may amend, modify or terminate the 2015 Incentive Plan at any time, although such change may not materially impair a participant’s rights under an outstanding award without the participant’s written consent.
Other Elements of Compensation
Retirement Plans
Electriq maintains a 401(k) retirement savings plans for its employees, including the named executive officers, who satisfy certain eligibility requirements. The named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees, including matching contributions equal to 100% of a participating employee’s contributions up to the first 3% of the employee’s eligible compensation and 50% of the employee’s contribution up to the next 2% of the employee’s eligible compensation.
Health and Welfare Benefits and Perquisites
All of Electriq’s full-time employees, including the named executive officers, are generally eligible to participate in Electriq’s health and welfare plans, including medical, dental and vision benefits, healthcare savings account and short- and long-term disability insurance. Electriq believes the benefits described above are necessary and appropriate to provide a competitive compensation package to its employees, including the named executive officers.
Electriq generally does not provide Electriq’s named executive officers with perquisites or other personal benefits. However, Electriq does reimburse Electriq’s named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us, consistent with Electriq policies in effect from time to time.
Executive Compensation Arrangements
Agreements with Electriq’s Named Executive Officers
Legacy Electriq maintained a written compensation package summary with its Chief Executive Officer and offer letters with its General Counsel & Chief Operating Officer, Chief Financial Officer and Chief Technology Officer.
Magnotti Compensation Package
Legacy Electriq entered into a compensation package with Mr. Magnotti, its Chief Executive Officer, on June 11, 2019, and pursuant to its terms, Mr. Magnotti’s base salary was reviewed by the Legacy Electriq Board as part of Electriq’s normal salary review process. For fiscal year 2022, Mr. Magnotti’s base salary was $371,315. The CEO compensation package entitles Mr. Magnotti to participate in any bonus compensation plans as Legacy Electriq may from time to time adopt for the benefit of management, along with any standard benefit plans available to similarly-situated employees. Mr. Magnotti’s compensation package also included the granting of stock options to maintain a level of fully-diluted ownership in Legacy Electriq equal to 6%. A portion of stock options granted vest immediately and a portion vested over a three-year period.
Van Hoof Offer Letter
Legacy Electriq entered into an offer letter agreement with Mr. Van Hoof, then its General Counsel & Chief Strategy Officer, on June 10, 2021, pursuant to which Mr. Van Hoof is entitled to a base salary of $300,000 per year and eligible to participate in any standard benefit plans available to similarly-situated employees. Additionally, Mr. Van Hoof is entitled to a discretionary cash bonus with a target amount equal to 40% and a maximum of 80% of his annual base salary. Mr. Van Hoof was also awarded 7,000,000 stock options on July 21, 2021 at an exercise price of $0.006 per share, which vest over a four-year period, with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to Mr. Van Hoof’s continued employment through the applicable vesting period. Mr. Van Hoof was subsequently promoted to Chief Operating Officer & General Counsel in 2022.
Klube Offer Letter
Legacy Electriq entered into an offer letter agreement with Mr. Klube, its Chief Technology Officer, on August 28, 2019, pursuant to which Mr. Klube is entitled to a base salary of $245,000 per year and eligible to participate in any standard benefit plans available to similarly-situated employees. On January 1, 2022, Mr. Klube’s annual base salary was increased to $290,000. Additionally, Mr. Klube is entitled to a discretionary cash bonus with a target amount equal to 45% of his annual base salary. Mr. Klube was also awarded 2,000,000 stock options on October 24, 2019 at an exercise price of $0.004 per share, which vest over a four-year period, with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to Mr. Klube’s continued employment through the applicable vesting period.
Employment Agreements
On August 22, 2023, the Company entered into Employment Agreements with the Executives, which replaced the existing compensation packages and offer letters described above. Each Employment Agreement provides for an initial three-year employment term and will automatically be extended for subsequent 12-month terms unless either party provides notice of non-renewal at least 180 days prior to the expiration of the then-current employment term.
Pursuant to the Employment Agreements, Mr. Magnotti, Ms. Thomson, and Messrs. Van Hoof and Klube are entitled to annual base salaries of $465,000, $319,000, $355,000 and $290,000, respectively, and are eligible to participate in the Company’s annual incentive plan and long-term equity incentive plan, with the applicable Executive’s annual cash incentive bonus targeted at a percentage of base salary (80% for Mr. Magnotti and 50% for Ms. Thomson and Messrs. Van Hoof and Klube) which may be increased, but not decreased, by the Compensation Committee of the Board of the Company. In addition, under the Employment Agreements, each Executive is eligible to earn a retention bonus ($232,500 for Mr. Magnotti, $159,500 for Ms. Thomson, $177,500 for Mr. Van Hoof and $145,000 for Mr. Klube) in the event that such Executive remains employed by the Company on January 31, 2024 (the “Retention Bonus”), and participate in the employee benefit plans and programs generally available to other peer employees of the Company.
The Employment Agreements also provide for (i) an award of time-based restricted stock and (ii) as contemplated in the Merger Agreement., a one-time Top-Up award (“Top-Up Award”) of time-based restricted stock (collectively, the “Equity Awards”) to ensure that each Executive holds approximately the same ownership in the Company on a fully diluted basis as of the grant date as the Executive held prior to the grant date. The Equity Awards were granted under the Equity Incentive Plan as contemplated by each Executive’s Employment Agreement and will vest in three equal annual installments, subject to the terms of the applicable award agreement with each Executive. The Equity Awards were granted to the Executives in the following amounts:
•Frank Magnotti received an award of 410,347 shares of time-based restricted stock and a Top-Up Award of 1,915,699 shares of time-based restricted stock;
•Petrina Thomson received an award of 159,930 shares of time-based restricted stock and a Top-Up Award of 38,093 shares of time-based restricted stock;
•James Van Hoof received an award of 177,817 shares of time-based restricted stock and a Top-Up Award of 76,366 shares of time-based restricted stock; and
•Jan Klube received an award of 71,548 shares of time-based restricted stock and a Top-Up Award of 163,454 shares of time-based restricted stock.
Pursuant to the Employment Agreements, if the applicable Executive’s employment terminates due to his or her death or “disability” (as defined in the applicable Employment Agreement), then he or she (or his or her estate or beneficiaries, as applicable) will be entitled to (i) the Executive’s accrued salary through and including the date of determination and any bonus earned, but unpaid, for the year prior to the year in which the Separation from Service (as defined in the applicable Employment Agreement) occurs (the “Accrued Salary”), (ii) a pro-rata bonus equal to the annual bonus the Executive would have earned for the fiscal year in which the Separation from Service occurs based on performance as determined by the Board (the “Prior Year Earned Bonus”), (iii) a pro-rata bonus equal to the Retention Bonus the Executive would have earned if such Separation from Service had not occurred and (iv) full vesting of any then-unvested shares of restricted common stock of the Company.
In addition, the Employment Agreements provide that if the applicable Executive’s employment is terminated by the Company without “cause” (and other than due to death or “disability”) or by the applicable Executive for “good reason” (each as defined in the applicable Employment Agreement), in either case prior to a change in control, then, subject to the Executive’s timely execution of an irrevocable general waiver and release of claims, the Executive will be entitled to receive, in addition to the Executive’s Accrued Salary and Prior Year Earned Bonus:
•an amount equal to two (2) times the Executive’s then-current base salary;
•an amount equal to two (2) times the average amount of the annual bonus paid to the Executive for each of the two (2) fiscal years immediately prior to the fiscal year in which the Separation from Service occurs;

•with respect to the Top-Up Award, any then unvested shares will immediately vest in full, but only if terminated by the Company without “cause”; and
•with respect to any outstanding equity awards or other long-term incentive awards, such awards will be treated in accordance with the terms of the applicable plans and award agreements.
If the applicable Executive’s employment is terminated by the Company without “cause” (and other than due to death or “disability”) or by the applicable Executive for “good reason” (each as defined in the applicable Employment Agreement), in either case on or following a change in control of the Company, then, in lieu of the severance payments and benefits described above and subject to the Executive’s timely execution of an irrevocable general waiver and release of claims, the Executive will be entitled to receive, in addition to the Executive’s Accrued Salary and Prior Year Earned Bonus:
•an amount equal to two (2) times the Executive’s then-current base salary;
•an amount equal to two (2) times the average amount of the annual bonus paid to the Executive for each of the two (2) fiscal years immediately prior to the fiscal year in which the Separation from Service occurs;
•with respect to any outstanding equity awards or other long-term incentive awards, such awards will be treated in accordance with the terms of the applicable plans and award agreements; and
•an additional payment equal to the Retention Bonus the Executive would have earned if such Separation from Service had not occurred.
The Employment Agreements also include confidentiality and non-disclosure covenants, non-disparagement restrictions, and non-compete and employee and customer non-solicit restrictions.
Equity Incentive Plan
In connection with the Business Combination, the Company adopted the Electriq Power Holdings, Inc. 2023 Equity Incentive Plan in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of Electriq and its affiliates, which is essential to Electriq’s long-term success. The following is a summary of the material features of the Equity Incentive Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the full text of the Equity Incentive Plan.
Purpose
The purpose of the Equity Incentive Plan is to enable us to offer our employees, non-employee directors and other individual service providers long-term equity-based incentives in us, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and our stockholders.
Eligibility
Persons eligible to participate in the Equity Incentive Plan will be officers, employees, non-employee directors and consultants of Electriq and its subsidiaries as selected from time to time by the plan administrator in its discretion. As of the date of this prospectus, approximately 60 individuals are eligible to participate in the Equity Incentive Plan, which includes approximately eight officers, 45 employees who are not officers, six non-employee directors and one consultant.
Administration
The Equity Incentive Plan will be administered initially by the compensation committee of Electriq’s board of directors, which will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, the number of shares to be covered by awards, the specific terms and conditions of each award, and the circumstances under which awards may be canceled, forfeited or suspended, subject to the provisions of the Equity Incentive Plan. To the extent permitted by applicable law, the plan administrator may also delegate to one or more officers of Electriq the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.
Share Reserve
Subject to the adjustment provisions contained in the Equity Incentive Plan, the number of shares of Class A common stock subject to awards that may initially be granted under the Equity Incentive Plan will be equal to ten percent (10%) of the aggregate number of shares of Class A common stock issued and outstanding on a fully diluted basis immediately after the Closing (after giving effect to the Redemption Rights). Shares issuable under the Equity Incentive Plan may be authorized, but unissued, or reacquired shares of Class A common stock.
Shares underlying any awards under the Equity Incentive Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will again be available for issuance under the Equity Incentive Plan. Shares underlying replacement awards (i.e., awards granted as replacements for awards granted by a company that we acquire or with which we combine) will not reduce the number of shares available for issuance under the Equity Incentive Plan.
Annual Limitation on Awards to Non-Employee Directors
The Equity Incentive Plan limits non-employee director compensation, including cash fees and incentive equity awards (based on their grant-date fair value), to a maximum of (i) $750,000 for the first calendar year a non-employee director is initially appointed to the board of Electriq, and (ii) $500,000 per each subsequent calendar year.
Types of Awards
The Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards (collectively, “awards”).
Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The Equity Incentive Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Equity Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Electriq and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan.
The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of Class A common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant (or five years for an incentive stock option granted to a ten percent stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.
Upon exercise of options, the option exercise price must be paid in full either in cash, check or cash equivalent, or by delivery (or attestation to the ownership) of shares of Class A common stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
Stock Appreciation Rights. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in the stock price of Class A common stock over the exercise price. The exercise price generally may not be less than 100% of the fair market value of Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.
Restricted Stock. A restricted stock award is an award of Class A common stock that is subject to restrictions on transfer and a substantial risk of forfeiture established by the plan administrator. Unless otherwise provided in the applicable award agreement, a participant generally will not have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.
Restricted Stock Units. A restricted stock unit is a right to receive Class A common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with Electriq or its subsidiaries, the passage of time or other restrictions or conditions. The value of the restricted stock units may be paid in Class A common stock, cash, other securities, other property or a combination of the foregoing, as determined by the plan administrator.
The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of Class A common stock subject to the award. Dividend equivalents may be converted into additional restricted stock units or settled in. Settlement of dividend equivalents may be made in the form of cash, Class A common stock, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted stock units to which they are payable. Prior to the settlement of a restricted stock unit in Class A common stock, the award recipient will have no privileges as a stockholder of New Electriq, including voting rights, with respect to Class A common stock subject to the award.
Other Stock-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Equity Incentive Plan and/or cash awards made outside of the Equity Incentive Plan. Other stock-based awards are valued in whole or in part by reference to our stock, including phantom stock and similar units.
Tax Withholding
Participants in the Equity Incentive Plan are responsible for the payment of any federal, state, or local taxes that Electriq or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of Electriq or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of Class A common stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Electriq or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to Electriq or its subsidiaries in an amount that would satisfy the withholding amount due.
Equitable Adjustments
In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting shares of Class A common stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Equity Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares of Class A common stock covered by outstanding awards made under the Equity Incentive Plan.
Change in Control
In the event of any proposed change in control (as defined in the Equity Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if Electriq is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution or replacement by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, any per share exercise price).
Transferability
Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.
Prohibition on Repricing
Subject to the adjustment provision described above, the plan administrator may not directly or indirectly, through cancellation or re-grant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant without approval of our stockholders.
Cancellation or “Clawback” of Awards
The plan administrator may, to the extent permitted by applicable law and stock exchange rules or by any of our policies (including any recoupment policy we may adopt from time to time or pursuant to the recoupment provisions in any award agreement), cancel or require reimbursement of any awards granted, shares issued or cash received upon the vesting, exercise or settlement of any awards granted under the Equity Incentive Plan or the sale of shares underlying such awards.
Term
The Equity Incentive Plan will continue in effect for a term of ten years.
Amendment and Termination
Electriq’s board of directors may amend or terminate the Equity Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and Electriq. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Equity Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Equity Incentive Plan.
Management Contingent Option Awards
In connection with the Business Combination, the Company granted awards of stock options under the Equity Incentive Plan that were intended to maintain pro-rata ownership levels immediately prior to the Business Combination. These awards were subsequently forfeited and replaced with the grant of the one-time Top-Up Awards that each of our Executives received as contemplated by each Executive’s Employment Agreement. The Top-Up Awards will vest in three equal annual installments, subject to the terms of the applicable award agreement with each Executive. These awards were granted to our named executive officers and will represent compensation to such individuals in 2023.
Post-Combination Executive Compensation
We have developed an executive compensation program that is consistent with Electriq’s existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-

term success. Decisions on the executive compensation program will be made by the compensation committee of Electriq, which committee was established at the closing of the Business Combination.
Outstanding Equity Awards
The following table sets forth information concerning outstanding equity awards held by each of Legacy Electriq’s named executive officers as of December 31, 2022:

	Options Awards (1)
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
Frank Magnotti	6/11/2019(2)	336,801	—	$0.004	6/10/2029
	6/17/2019(3)	56,530	—	$0.004	6/16/2029
	6/12/2020(4)	40,773	—	$0.004	6/11/2030
	09/14/2020(5)	20,246	—	$0.004	9/13/2030
	3/29/2021(6)	34,504,581	—	$0.006	3/28/2031
	8/27/2021(7)	2,366,754	—	$0.006	8/26/2031
	8/27/2021(7)	10,130,814	—	$0.006	8/26/2031
	12/09/2021(8)	5,181,381	—	$0.006	12/08/2031
	12/09/2021(8)	156,509	—	$0.006	12/08/2031
	09/19/2022(9)	41,663,564	—	$0.0071	09/18/2023
James Van Hoof, Jr. (10)	7/21/2021	—	7,000,000	$0.006	07/20/2031
Jan Klube (11)	10/24/2019	—	875,000	$0.004	10/23/2029
__________________
(1)The stock options have been granted under the 2015 Incentive Plan. Stock options generally vest over a four-year period with 25% of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to continued employment through the applicable vesting period. The 2015 Incentive Plan allows stock grants to be exercised early in whole or in part, whether they are vested or not. Recipients of stock option grants that have not yet vested are permitted to exercise those options, but the options remain subject to a vesting schedule and the recipient will not acquire shares of Electriq until the stock option vests per the applicable vesting schedule.
(2)Mr. Magnotti was granted a stock option to acquire 12,124,806 shares on June 11, 2019. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 11,788,005 shares in December 2021, with 336,801 options outstanding as of December 31, 2022 that were fully exercisable.
(3)Mr. Magnotti was granted a stock option to acquire 2,035,057 shares on June 17, 2019. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 1,978,527 shares in December 2021, with 56,530 options outstanding as of December 31, 2022 that were fully exercisable.
(4)Mr. Magnotti was granted a stock option to acquire 1,467,804 shares on June 12, 2020. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 1,427,031 shares in December 2021, with 40,773 options outstanding as of December 31, 2022 that were fully exercisable.
(5)Mr. Magnotti was granted a stock option to acquire 728,837 shares on September 14, 2020. The stock option had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Mr. Magnotti exercised 708,591 shares in December 2021, with 20,246 options outstanding as of December 31, 2022 that were fully exercisable.
(6)Mr. Magnotti was granted a stock option to acquire 34,504,581 shares on March 29, 2021. The stock option was fully vested and exercisable at the time of the grant. As of December 31, 2022, the stock option was fully outstanding.
(7)Mr. Magnotti was granted stock options to acquire 61,040,112 and 2,366,754 shares on August 27, 2021. The 61,040,112-grant was fully vested at the time of the grant and Mr. Magnotti exercised 50,909,298 shares in December 2021. The 2,366,754-grant had a vesting commencement date of January 1, 2019 and vested monthly over a 36-month term. Both stock grants were fully exercisable at the time of each grant, with the remaining options outstanding are reflected in the table above.
(8)Mr. Magnotti was granted stock options to acquire 5,181,381 and 156,509 shares on December 9, 2021. The stock options had a vesting commencement date of December 9, 2021 (fully-vested) and January 1, 2019 (monthly vesting over a 36-month period), respectively. Those stock options are fully vested, outstanding and exercisable as of December 31, 2022.
(9)Mr. Magnotti was granted stock options to acquire 41,663,564 shares on September 19, 2022 and will be fully vested on June 15, 2023. Those stock options are fully outstanding and exercisable as of December 31, 2022.

(10)Mr. Van Hoof was granted a total of 7,000,000 stock option awards at an exercise price of $0.006 per share with a grant date of July 21, 2021. Mr. Van Hoof exercised 100% of his stock option awards in September 2021. As of December 31, 2022, 2,479,166 options were fully vested and there were 0 remaining unexercised options.
(11)Mr. Klube was granted a total of 2,000,000 stock option awards at an exercise price of $0.004 per share with a grant date of October 24, 2019. Mr. Klube exercised 100% of his stock option awards in November 2019. As of December 31, 2022, 1,625,000 options were fully vested and there were 0 remaining unexercised options at December 31, 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Unless the context otherwise requires, references to “Electriq,” “we”, “us”, “our”, and the “Company” are intended to refer to (i) following the Closing, the business and operations of Electriq Power Holdings, Inc. and its consolidated subsidiaries, and (ii) prior to the Business Combination, Legacy Electriq (the predecessor entity in existence prior to the consummation of the Business Combination) and its consolidated subsidiaries.
Procedures with Respect to Review and Approval of Related Person Transactions
The board of director of New Electriq recognize the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Accordingly, effective upon the consummation of the Business Combination, New Electriq’s board of directors adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE.
•A “related person transaction” is a transaction, arrangement or relationship in which New Electriq or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•any person who is, or at any time during the applicable period was, one of New Electriq’s executive officers or directors;
•any person who is known by New Electriq to be the beneficial owner of more than 5% of New Electriq’s voting shares;
•any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of New Electriq’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New Electriq’s voting shares; and
•any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.
New Electriq has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to New Electriq’s audit committee charter, the audit committee has the responsibility to review related party transactions.
Certain Relationships and Related-Person Transactions—New Electriq Following the Business Combination
Sponsor Agreement
Concurrently with the execution of the Merger Agreement, New Electriq, Sponsor, an affiliate of Sponsor and TLG’s independent directors (the “Sponsor Agreement Parties”) entered into a Sponsor Agreement (the “Sponsor Agreement”) whereby Sponsor Agreement Parties have agreed to (i) vote in favor of each proposal presented, (ii) waive certain of their anti-dilution and conversion rights under TLG’s Amended and Restated Certificate of Incorporation, as amended, (iii) certain additional transfer restrictions in respect of the shares of Class F common stock owned by Sponsor and affiliated funds (the “Retained Sponsor Shares”), (iv) relinquish, without any further action by Sponsor or any other person or entity or any further consideration therefor 5,000,000 shares of Class F common stock in connection with the Extension, as well as relinquish and cancel, for no consideration, 3,270,652 shares of Class F common stock and 4,666,667 Private Placement Warrants at the Closing, and (v) not convert the Working Capital Loan into Public Warrants without the consent of Electriq. With respect to the Retained Sponsor

Shares, Sponsor agreed not to transfer, assign or sell its Retained Sponsor Shares subject to the following conditions and Section 7 of the Insider Letter Agreement shall be amended to reflect the following:
•all of the Retained Sponsor Shares will remain restricted from transfer until the earliest of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Retained Sponsor Shares will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.
•with respect to the Class F common stock held by TLG’s directors, the directors have agreed not to transfer, assign or sell such Class F common stock subject to the following conditions and Section 7 of the Insider Letter Agreement shall be amended to reflect the following all of the Retained Sponsor Shares will remain restricted from transfer until the earliest of (x) the one-year anniversary of the Closing, or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property; provided that (i) 10% of such Class F common stock will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such Class F common stock will be released at such time as the closing volume weighted average price of a share of the Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.
In addition, at the Closing, approximately $7.6 million of TLG Operating Expenses were converted into approximately 756,635 shares of TLG common stock and 378,318 shares of TLG preferred stock and the remaining $1.5 million of TLG Operating Expenses were converted into 1,000,000 warrants with terms identical to the terms of the Private Placement Warrants.
Support Agreement
Concurrently with the execution of the Merger Agreement, TLG, Electriq and the Supporting Electriq Stockholders entered into the Support Agreement (the “Support Agreement”). The Support Agreement provides that each Supporting Electriq Stockholder would, among other things, vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq pre-2023 preferred stock, as applicable, held of record or thereafter acquired (i) in favor of the Business Combination and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into Electriq common stock immediately prior to the Closing), (ii) in favor of any proposal to adjourn a meeting of the Electriq equityholders at which there is a proposal to adopt the Merger Agreement if there are insufficient votes to adopt the proposals described in clause (i) above or if there are insufficient shares of Electriq’s common stock and preferred stock present in person or represented by proxy to constitute a quorum, (iii) against any proposal, offer, or submission with respect to a competing transaction, (iv) in any other circumstances upon which a consent or other approval is required under Electriq’s certificate of incorporation or bylaws or otherwise sought with respect to the Merger Agreement (including the Business Combination and the preferred stock conversion), to vote, consent or approve all of such stockholder’s Electriq shares held at such time in favor thereof, (v) against and withhold consent with respect to any merger, purchase of all or substantially all of Electriq’s assets or other business combination transaction (other than the Merger Agreement) and (vi) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement, the Business Combination or the preferred stock conversion; and to be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement. The shares of Electriq capital stock that are owned by the Supporting Electriq Stockholders and subject to the Support

Agreement represent approximately 56% of the outstanding shares of Electriq common stock and approximately 66% of the outstanding shares of Electriq pre-2023 preferred stock.
Lock-up Agreements
First Lock-up Agreement
In connection with the execution of the Merger Agreement, certain Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into the First Lock-up Agreements with Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Electriq stockholders agreed, among other things, that their shares of TLG common stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property. Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of New Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of New Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Electriq stockholders will be released from the First Lock-Up Period.
Second Lock-up Agreement
In connection with the Merger Agreement, certain Electriq stockholders and noteholders entered into the Second Lock-up Agreements with Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Electriq stockholders and noteholders agreed, among other things, that their shares of TLG capital stock (such shares, the “Second Restricted Securities”) received (a) in exchange for their shares of Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property; provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing.
Registration Rights Agreement
At the Closing, TLG, Sponsor, RBC and certain stockholders of Electriq entered into the Registration Rights Agreement, pursuant to which, among other things, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, shares of Class A common stock that are held by the parties thereto from time to time, and Private Placement Warrants (including shares issuable upon the conversion of warrants). Pursuant to the Registration Rights Agreement, the Company agreed to file a shelf registration statement registering the resale of the Class A common stock within 45 days of the Closing of the Business Combination. Up to four times in any 12-month period, certain legacy Electriq equityholders and Sponsor stockholders may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $30.0 million. TLG has also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Stockholders’ Agreement
At the Closing, New Electriq, Sponsor and certain former Electriq equityholders (the “Stockholder Agreement Parties”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), pursuant to which Greensoil and a fund managed by Greensoil (together, “Greensoil Entity”) and Sponsor will have the right to designate nominees for election to New Electriq’s board of directors and certain nonvoting board observers subject to certain date expirations and beneficial ownership requirements. Sponsor and Greensoil Entity will each be entitled to nominate 1 director until the date upon which each of Sponsor’s and Greensoil’s Entity initial ownership interest of the issued and outstanding common stock of New Electriq (“Initial Ownership Interest”) decreases such that Sponsor and Greensoil Entity own less than 50% of their Initial Ownership Interest. Subject to the forgoing, Sponsor and Greensoil Entity will have the right to designate the replacement for any of its designees whose board service has terminated prior to the end of such director nominee’s term. Sponsor and Greensoil Entity will each be entitled to designate one non-voting board observer until the date upon which each of Sponsor and Greensoil Entity hold less than 1% of the issued and outstanding common stock of New Electriq.
Insider Letter Agreement
Sponsor, the officers and directors of TLG and an affiliate of Sponsor entered into a letter agreement with TLG pursuant to which they agreed to waive their Redemption Rights with respect to any TLG common stock held by them in connection with (x) the completion of the Business Combination and (y) a stockholder vote to amend TLG’s Existing Charter (A) to modify the substance or timing of its obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Public Shares if we do not complete its initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to any Class F common stock held by them if the Company failed to complete its initial business combination within 24 months from the closing of this offering (and not to transfer the Private Placement Warrants and the respective Class A common stock underlying such warrants until 30 days after the completion of the initial business combination, subject to certain permitted exceptions. Sponsor, our officers and directors and an affiliate of Sponsor agreed to this waiver to induce potential targets to enter into a business combination. Sponsor, our officers and directors and an affiliate of Sponsor did not receive separate consideration for the waiver.
Certain Relationships and Related Person Transactions—Electriq
The following is a summary of transactions since January 1, 2020 and any currently proposed transactions to which Electriq was or is to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Electriq’s directors, executive officers or, to Electriq’s knowledge, beneficial owners of more than 5% of Electriq’s capital stock, or any of their immediate family members have had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this prospectus titled “Electriq’s Executive Compensation.” For a discussion of equity instruments, please see the section of this prospectus titled “Beneficial Ownership of Securities.”
Promissory Notes
On May 24, 2022, James H. Van Hoof, Jr., the Chief Operating Officer of Electriq, entered into a promissory note with Electriq in the principal amount of $100,000 with an interest rate of 2% simple interest, accrued monthly. The principal balance of Mr. Van Hoof’s loan is $100,000. On June 3, 2022, Leo DelZotto, the father-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $1,000,000 with an interest rate of 2% simple interest, accrued monthly. The principal balance of Mr. DelZotto’s loan is $1,000,000. On June 3, 2022, Sandra DelZotto, the mother-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $1,000,000 with an interest rate of 2%, accrued monthly. The principal balance of Sandra DelZotto’s loan is $1,000,000. On June 3, 2022, Minett EQ, an entity majority owned by Alan Greenberg, the Chairman of Greensoil and a director of Electriq, entered into a promissory note with Electriq in the principal amount of $2,200,000 with an interest rate of 2%, accrued monthly. The principal balance of Minett EQ’s loan is

$2,200,000. The funds obtained by Electriq in connection with each of the aforementioned promissory notes were used solely for Electriq’s working capital and operational costs.
Pre-Closing Financings and Pre-Closing Loan Conversion
As part of the $18.1 million Pre-Closing Financings, Minett Capital Inc., an entity majority owned by Alan Greenberg, a director of Electriq, purchased shares of Electriq common stock for a total purchase price of $1.5 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive, and funds managed by Greensoil purchased shares of Electriq common stock for a total purchase price of $1.0 million and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. In addition, as part of the $10.1 million Pre-Closing Loan Conversion, on Minett EQ, an entity majority owned by Mr. Greenberg, converted an aggregate of approximately $1.55 million of Electriq notes and accrued interest into shares of Electriq common stock and received additional shares of Electriq common stock and Electriq cumulative preferred stock as an incentive. Upon Closing of the Business Combination, the shares of Electriq common stock and Electriq cumulative preferred stock issued in connection with the Pre-Closing Financings and Pre-Closing Loan Conversion converted into shares of Electriq common stock and Electriq preferred stock, respectively, in an amount equal to one (1) multiplied by the Exchange Ratio.
Simple Agreements for Future Equity
On June 2, 2021, Greensoil Building Innovation Fund Co-Investment I, L.P. (“GBIFLP”), the general partner of which is Greensoil, an entity that owns no Electriq common stock and approximately 56% of Electriq’s preferred stock and has appointed three of Electriq’s directors, entered into a Simple Agreement for Future Equity (a “SAFE”) with Electriq, in the amount of $4,114,000. On June 15, 2021, GBIFLP entered into an additional SAFE with Electriq in the amount of $1,813,935, on the same terms. On July, 1, 2021, GBIFLP entered into an additional SAFE with Electriq in the amount of $187,000, on the same terms. On October 4, 2021, James H. Van Hoof, Jr., the Chief Operating Officer of Electriq, entered into a SAFE with Electriq in the amount of $75,000 (collectively with the June 2, 2021 SAFE, the “GBIFLP SAFEs”). On November 1, 2021, JEL Partnership, an entity that owns approximately 11% of Electriq’s preferred stock, entered into a SAFE with Electriq, in the amount of $1,000,000. On November 15, 2021, Leo DelZotto, the father-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a SAFE with Electriq, in the amount of $1,000,000. On November 15, 2021, Sandra DelZotto, the mother-in-law of Jamie James, the managing partner of Greensoil and a director of Electriq, entered into a SAFE with Electriq, in the amount of $1,000,000. The SAFEs have no maturity dates and bear no interest. Upon an equity financing, which is defined in the SAFEs to include a bona fide transaction or series of transactions with the principal purpose of raising capital and pursuant to which Electriq issues and sells preferred stock at a fixed valuation for aggregate gross proceeds in cash of at least $15,000,000 (subject to certain exclusions from those proceeds), each SAFE still outstanding would automatically convert into the number shares of preferred stock equal to the purchase amount of that SAFE divided by either (i) $150,000,000 divided by the company capitalization or (ii) the price per share of preferred stock sold in the equity financing multiplied by 80%, whichever calculation results in a greater number of shares of preferred stock. The term “company capitalization” is defined in the SAFEs to include, without double-counting and on an as-converted to common stock basis, all shares of capital stock issued and outstanding, all converting securities (defined to include the SAFE and other convertible securities issued by Electriq), all issued and outstanding options, all promised options (as defined in the SAFEs) and the unissued options pool. Upon a liquidity event, which is defined in the SAFEs to include a change of control, a transaction with a special purpose acquisition company (a “SPAC”), a direct listing or an initial public offering, whichever occurs first, each holder of an outstanding SAFE is entitled to receive a portion of the proceeds from that transaction (including cash, stock consideration and other assets) equal to the greater of (a) a cash payment equal to the purchase amount of that SAFE or (b) the number of shares of common stock of Electriq equal to the purchase amount of that SAFE divided by the liquidity price, which is defined in the SAFEs as the price per share equal to $150,000,000 divided by the liquidity capitalization, which is defined in the SAFEs to include, without double-counting and on an as-converted to common stock basis, all shares of capital stock issued and outstanding, all issued and outstanding options, all promised options (as defined in the SAFEs, but only to the extent receiving proceeds) and all converting securities, other than any SAFEs or other convertible securities where the holders of such securities are receiving a cash payment equal to the purchase amount of the SAFE or similar liquidation preference payments in lieu of common stock or similar as-converted payments; provided, however, that if Electriq has an initial public offering or enters into a transaction with a SPAC, each SAFE would convert into a number of shares of common stock equal to the purchase amount of that SAFE divided by the lesser of the liquidity price and 80% multiplied by the offering price, defined in the SAFEs as the price per share at which the securities issued in the initial public offering can be acquired prior to the start of the actual trading of securities on exchanges, or, in the case of a transaction involving a SPAC, the price per share of Electriq’s common stock at the conclusion of the SPAC transaction. If any of Electriq’s securityholders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the holders of the SAFEs must be given the same choice. Upon a dissolution event, each holder of an outstanding SAFE is entitled to receive, immediately prior to the dissolution event, a portion of the proceeds equal to the purchase amount of that SAFE, on par with payments for other SAFEs and/or preferred stock, senior to any payments to the holders of Electriq common stock. If the applicable proceeds are insufficient to permit full payments to holders of SAFEs and/or preferred stock, the applicable proceeds are to be distributed pro rata to the SAFE holder and to holders of other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due, and senior to payments for common stock. The funds obtained by Electriq in connection with each of the SAFEs were used solely for Electriq’s capital expenses and operational costs.
Indemnification Agreements
On September 7, 2018, Electriq entered into an indemnification agreement with its Chief Executive Officer, Frank Magnotti. This agreement, among other things, requires Electriq to indemnify Mr. Magnotti to the fullest extent permitted by law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and amounts paid in settlement incurred by Mr. Magnotti in any action or proceeding, including any action or proceeding by or in right of Electriq, arising out Mr. Magnotti’s corporate status. In connection with the Business Combination, Electriq entered into new agreements to indemnify its directors and executive officers. These agreements, among other things, require Electriq to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Electriq’s right, on account of any services undertaken by such person on our behalf or that person’s status as a member of Electriq’s Board to the maximum extent allowed under Delaware law.
Certain Relationships and Related-Person Transactions—TLG
In October 2020, Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on our behalf in exchange for 8,625,000 shares of Class F common stock. Subsequently, in October 2020, Sponsor sold 431,250 shares of Class F common stock to Mr. Lawrie at their original purchase price, which were subsequently contributed by Mr. Lawrie to TLG Fund I, LP., an affiliate of Sponsor. In January 2021, Sponsor transferred 40,000 shares of Class F common stock to each of our independent director nominees at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. On January 12, 2022, a former director resigned, and the board appointed Ms. Oke to the board. On January 12, 2022, Sponsor purchased 23,189 shares of Class F common stock from the former director. On January 18, 2022, Sponsor transferred 23,189 shares of Class F common stock to Ms. Oke as compensation at their original purchase price. In January 2023, Sponsor forfeited 5,000,000 shares of Class F common stock for no consideration in connection with the extension, which shares of Class F common stock were cancelled.
Sponsor purchased an aggregate of 4,666,667 Private Placement Warrants for a purchase price of $7,000,000 in the aggregate, or a price of $1.50 per warrant. Each Private Placement Warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Business Combination.
We entered into an agreement with an affiliate of Sponsor, pursuant to which we pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of the Business Combination, we ceased paying these monthly fees.

Upon completion of the TLG IPO, we entered into a registration rights agreement with respect to the Class F common stock, Private Placement Warrants and warrants issued upon conversion of working capital loans (if any). The existing registration rights agreement was terminated by the Amended and Restated Registration Rights Agreement that was entered into at the Closing.
No compensation of any kind, including finder’s and consulting fees, was paid to Sponsor, TLG’s officers and directors or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on TLG’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. TLG’s audit committee reviewed on a quarterly basis all payments that were made to Sponsor, TLG’s officers and directors or TLG’s or their affiliates and determined which expenses and the amount of expenses that were reimbursed. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on TLG’s behalf.
In order to finance transaction costs in connection with an initial business combination, Sponsor or an affiliate of Sponsor, or certain of TLG’s officers and directors loaned TLG working capital loans (“Working Capital Loans”). Sponsor and the Company executed a non-interest-bearing promissory note in May 2021, providing the Company the ability to borrow up to $2.0 million, which was subsequently amended and restated in March 2022, September 2022, and June 2023 to provide the Company to borrow up to $5.0 million, $8.0 million and $10.0 million, respectively (as amended and restated, the “Sponsor Note”). Pursuant to the Sponsor Amendment and Acknowledgement, at the Closing, an aggregate of approximately $9.1 million of TLG Operating Expenses were converted into approximately 756,635 shares of TLG common stock, 378,318 of TLG preferred stock and 1,000,000 warrants (the terms of which are identical to those of the Private Placement Warrants).

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of shares of Company Class A common stock as of the date of this prospectus, by:
•each person known by the Company to be the beneficial owner of more than 5% of a class of voting securities on October 23, 2023;
•each of the Company’s officers and directors; and
•all executive officers and directors of the Company as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of shares of Company common stock immediately following completion of the Business Combination, inclusive of 3,616,360 restricted share grants issued to the Company’s officers and directors on August 28, 2023, is based on an aggregate of 41,737,297 shares of Class A common stock issued and outstanding as of the date of this prospectus. The information below excludes the shares of Class A common stock reserved for future awards under the Incentive Plan (as defined below).

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Frank Magnotti (2)	4,027,194	9.6%
James Van Hoof, Jr. (3)	299,558	*
Petrina Thomson (4)	221,248	*
Jan Klube (5)	295,972	*
Jennifer Lowry	25,252	—%
Gideon Soesman(6)	33,377	*
Kristina Peterson	25,252	—%
Carol Coughlin	25,252	—%
Zainabu Oke	48,441	*
John Michael Lawrie (7)	6,184,604	14.5%
All Directors and Executive Officers as a Group (10 Individuals)	11,186,150	26.8%
5% Holders
Entities affiliated with GBIF Management Ltd. (8)	14,195,439	34.0%
TLG Acquisition Founder LLC (9)	2,846,852	6.7%
JEL Partnership (10)	3,284,212	7.9%
O’Shanter Development Company Ltd. (11)	2,635,710	6.3%
Entities affiliated with Meteora Capital (12)	3,885,686	9.3%
___________________
*Less than one percent.
(1)Unless otherwise noted, the business address of each of the following entities or individuals is 625 North Flagler Drive, Suite 1003, West Palm Beach, Florida 33401.
(2)Includes common stock issuable upon exercise of 716,326 options and 2,326,046 restricted shares pursuant to employment agreements as discussed in the 8-K filed on August 28, 2023.
(3)Includes common stock issuable upon exercise of 29,860 options and 254,183 restricted shares pursuant to employment agreements as discussed in the 8-K filed on August 28, 2023.
(4)Includes common stock issuable upon exercise of 23,225 options and 198,023 restricted shares pursuant to employment agreements as discussed in the 8-K filed on August 28, 2023.
(5)Includes common stock issuable upon exercise of 15,167 options and 235,002 restricted shares pursuant to employment agreements as discussed in the 8-K filed on August 28, 2023.
(6)Represents shares of common stock held by GMS Capital Canada Inc., which are beneficially owned by Mr. Soesman.

(7)Represents (i) 1,846,852 shares of common stock held by the Sponsor, (ii) 1,000,000 private warrants held by the Sponsor, (iii) 500,000 shares of common stock held by TLG Fund I, LP, (iv) 1,250,000 shares of common stock held by JMLElectric LLC and (v) 587,752 shares of common stock held by Mr. Lawrie. The shares and private warrants held by Sponsor are beneficially owned by Mr. Lawrie, the Chairman of the Board of Directors of the Company, and the manager of Sponsor, who has sole voting and dispositive power over the shares held by Sponsor. The shares held by TLG Fund I, LP are beneficially owned by Mr. Lawrie, the manager of the general partner of TLG Fund I, LP, who has sole voting and dispositive power over the shares held by TLG Fund I, LP. The shares held by JMLElectric LLC are beneficially owned by Mr. Lawrie, the manager of JMLElectric LLC. Mr. Lawrie disclaims beneficial ownership of the securities held by Sponsor, TLG Fund I, LP and JMLElectric LLC except to the extent of his pecuniary interest therein. The business address of Mr. Lawrie is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(8)Consists of (i) 12,930,494 shares of common stock held by GBIF Management Ltd on behalf of Greensoil Building Innovation Fund (Canadian), L.P. and Greensoil Building Innovation Fund (International), L.P. and (ii) 1,264,944 shares of common stock held by Greensoil Building Innovation Fund Co-Investment I, L.P., by its general partner, GBIF Management, Ltd. GBIF Management Ltd. is controlled by a three-person investment committee. The investment committee requires majority approval to make any decision regarding any dispositions and voting of the shares. The business address for GBIF Management Ltd. is 2345 Yonge Street Suite 804 Toronto, ON M4P 2E5.
(9)Represents (i) 1,846,852 shares of common stock and (ii) 1,000,000 private warrants. The members of TLG Acquisition Founder LLC are TLG Capital Partners, LLC, a Delaware limited liability company, which has a 60% membership interest in TLG Acquisition Founder LLC and whose sole member is Mr. Lawrie, and Fenway 07 LLC, a Delaware limited liability company, which has a 40% membership interest in TLG Acquisition Founder LLC and is 99% owned by Mr. Johnson and 1% owned and managed by his spouse. The business address of Sponsor is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(10)Stephen Greenberg holds voting and dispositive power over the shares. The business address for JEL Partnership and for Mr. Greenberg is 1284 Wellington Street W, Ottawa, CA-ON K1Y 3A9, Canada.
(11)The business address for O’Shanter Development Company Ltd. is 245 Carlaw Avenue Suite 107 Toronto, Ontario, M4M 2S1.
(12)Consists of (i) 795,373 shares held by Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) 1,830,148 shares held by Meteora Select Trading Opportunities Master, LP (“MSTO”) and (iii) 1,260,165 shares held by Meteora Capital Partners, LP (“MCP”). Meteora Capital, LLC (“Meteora Capital”) serves as investment manager to MSOF, MSTO and MCP. Voting and investment power over the shares held by MSOF, MSTO and MCP resides with its investment manager, Meteora Capital. Mr. Vik Mittal serves as the managing member of Meteora Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities. The business address of each of MSOF, MSTO, MCP, Meteora Capital and Mr. Mittal is 1200 N. Federal Hwy., Ste. 200, Boca Raton, FL 33432.

SELLING SECURITYHOLDERS
This prospectus relates to the possible resale from time to time by the selling securityholders listed in the table below of any or all of the shares of common stock or Warrants set forth below pursuant to this prospectus. We are registering such shares of common stock and Warrants pursuant to the provisions of the Registration Rights Agreement, the Warrant Agreement, certain subscription agreements in order to permit such selling securityholders to offer the common stock or Warrants for resale from time to time. When we refer to the “selling securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the selling securityholders’ interest in the shares of common stock and Warrants after the date of this prospectus.
The table below presents information relating to the selling securityholders concerning the common stock and Warrants that may be offered from time to time by each selling securityholder pursuant to this prospectus. This table is prepared based on information supplied to us by or on behalf of the selling securityholders, and reflects holdings as of October 23, 2023. The number of shares of common stock and Warrants in the column titled “Securities to be Offered in this Offering” represents all of the shares of common stock and Warrants that the selling securityholders may offer and sell under this prospectus. The selling securityholders may sell some, all or none of their respective shares of common stock and Warrants, as applicable, in this offering.
The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the selling securityholders, including regarding the identity of, and the securities held by, each selling securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary. See “Plan of Distribution.”
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security, or has the right to acquire such powers within 60 days.
Unless otherwise noted, the address of each selling securityholder is c/o Electriq Power Holdings, Inc., 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401.

	Securities Beneficially Owned prior to this Offering		Securities to be Offered in this Offering		Securities Beneficially Owned after this Offering (1)
Names and Addresses (2)	Shares of Common Stock	Warrants	Shares of Common Stock (3)	Warrants (23)	Shares of Common Stock	Percentage	Warrants	Percentage
Carol Coughlin	25,252	—	25,252	—	—	—	—	—
David T. Bell and Alison J. Bell with Joint Rights of Survivorship (4)(22)	86,044	—	86,044	—	—	—	—	—
Edward Ho (5)	40,000	—	40,000	—	—	—		—
Frank Magnotti	4,027,194	—	4,027,194	—	—	—		—
Frank Evans	162,697	—	162,697	—	—	—		—
Gideon Soesman	82,805	—	82,805	—	—	—		—
Hilliard C. Terry, III (6)	23,188	—	23,188	—	—	—	—	—
James Gail Lovewell (7)(22)	86,044	—	86,044	—	—	—	—	—
Jan Klube (8)	367,519	—	367,519	—	—	—	—	—
Jennifer Lowry	25,252	—	25,252	—	—	—	—	—
James Van Hoof, Jr. (9)	322,782	—	322,782	—	—	—	—	—

JMLElectric LLC(10)	8,854,375	—	8,854,375	—	—	—	—	—
John Michael Lawrie (11)	11,853,658	—	11,853,658	—	—	—	—	—
Kevin Chessen (12)(22)	86,044	—	86,044	—	—	—	—	—
Kristina Peterson	25,252	—	25,252	—	—	—	—	—
Meteora Special Opportunity Fund I, LP (MSOF), Meteora Capital Partners LP (MCP), Meteora Select Trading Opportunities Master, LP (MSTO) (13)(22)	4,646,124	793,411	5,439,535	—	—	—	—	—
National Bank Independent Network (NBIN) (14)(22)	172,088	—	172,088	—	—	—	—	—
O'Shanter Development Company Ltd. (15)(22)	3,396,148	—	3,396,148	—	—	—	—	—
Ozlem Fonda	121,155	—	121,155	—	—	—	—	—
Petrina Thomson (16)	237,836	—	237,836	—	—	—	—	—
Pravin Bhagat	141,653	—	141,653	—	—	—	—	—
RBC Capital Markets, LLC (17)	—	2,000,000	2,000,000	—	—	—	—	—
TLG Acquisition Founder LLC (18)(22)	7,600,596	1,000,000	8,600,596	—	—	—	—	—
TLG Fund I, LP (19)	500,000	—	500,000	—	—	—	—	—
Troy Anatra (20)	162,593	—	162,593	—	—	—	—	—
Zainabu Oke (21)	48,441	—	48,441	—	—	—	—	—
__________________
*Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)Assumes the sale of all shares being offered pursuant to this prospectus.
(2)Unless otherwise indicated, the business address of each of the selling securityholders in this table is c/o Electriq Power Holdings, Inc., 625 N. Flagler Drive, Suite 1003, West Palm Beach, Florida 33401.
(3)The amounts set forth in this column are the number of shares of common stock that may be offered by such selling securityholder using this prospectus. These amounts do not represent any other shares of our common stock that the selling securityholder may own beneficially or otherwise.
(4)Securities being registered in this offering consist of (i) 10,000 shares of Class A common stock and (ii) 76,044 shares of Class A common stock issuable upon election by the selling securityholder on the Mandatory Redemption Date in connection with 5,000 shares of Series A Preferred Stock held by the selling securityholder.
(5)Represents 40,000 shares of Class A common stock that were issued upon conversion of shares of TLG Class F common stock at the Closing. These securities are subject to certain contractual transfer restrictions pursuant to the Sponsor Agreement.
(6)Represents 23,188 shares of Class A common stock that were issued to the selling stockholder upon conversion of shares of TLG Class F common stock at the Closing. These shares are subject to certain contractual transfer restrictions pursuant to the Sponsor Agreement.
(7)Securities being registered in this offering consist of (i) 10,000 shares of Class A common stock and (ii) 76,044 shares of Class A common stock issuable upon election by the selling securityholder on the Mandatory Redemption Date in connection with 5,000 shares of Series A Preferred Stock held by the selling securityholder.
(8)Includes shares of Class A common stock issuable upon exercise of 15,167 options, 117,351 shares of Class A common stock received as part of the merger consideration and 235,002 restricted shares pursuant to employment agreement, which is an exhibit to the Company’s Current Report on Form 8-K filed on August 28, 2023.
(9)Includes shares of Class A common stock issuable upon exercise of 53,085 options, 15,515 shares of Class A common stock received as part of the merger consideration and 254,183 restricted shares pursuant to employment agreement, which is an exhibit to the Company’s Current Report on Form 8-K filed on August 28, 2023.

(10)Represents (i) 1,250,000 shares of Class A common stock and (ii) 7,604,375 shares of Class A common stock issuable upon election by the selling securityholder on the Mandatory Redemption Date in connection with 500,000 shares of Series A Preferred Stock held by the selling securityholder. John Michael Lawrie, the Chairman of the Board of Directors of the Company, is the manager of JMLElectric LLC and has voting and dispositive power over the shares held by JMLElectric LLC. As such, Mr. Lawrie may be deemed to have beneficial ownership over such shares. Mr. Lawrie disclaims beneficial ownership of the securities held by JMLElectric LLC except to the extent of his pecuniary interest therein. The address for the selling securityholder is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(11)Represents (i) 1,562,500 shares of Class A common stock,(ii) 25,252 restricted shares pursuant to agreements for board directors, and (iii) 10,265,906 shares of Class A common stock issuable upon election by the selling securityholder on the Mandatory Redemption Date in connection with 675,000 shares of Series A Preferred Stock held by the selling securityholder. The address for the selling securityholder is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(12)Securities being registered in this offering consist of (i) 10,000 shares of Class A common stock and (ii) 76,044 shares of Class A common stock issuable upon election by the selling securityholder on the Mandatory Redemption Date in connection with 5,000 shares of Series A Preferred Stock held by the selling securityholder. The holder of record for these shares is Kevin & Christine Chessen Revocable Trust DTD 11/06/02, a trust of which Kevin Chessen is the trustee with investment authority.
(13)Securities being registered in this offering consist of (i) 3,785,686 shares of Class A common stock issued in connection with the FPA Funding Amount PIPE Subscription Agreement, (ii) 793,411 shares of Class A common stock that are issuable upon exercise of Public Warrants, (iii) 100,000 shares of Class A Common Stock that were not redeemed, and (iv) 760,438 shares of Class A common stock issuable upon election by the selling securityholders on the Mandatory Redemption Date in connection with 50,000 shares of Series A Preferred Stock held by the selling securityholders. Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”), is the investment manager of each of these selling securityholders and has voting and dispositive power over the securities held by such selling securityholders. Vikas Mittal is the Managing Member of Meteora Capital, and as such, he may be deemed to have beneficial ownership over such securities. Mr. Mittal disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. The address for each selling securityholder is 1200 N Federal HWY, STE 200, Boca Raton, FL 33432.
(14)Represents (i) 20,000 shares of Class A common stock and (ii) 152,088 shares of Class A common stock issuable upon election by the selling security holders on the Mandatory Redemption Date in connection with 10,000 shares of Series A Preferred Stock held by the selling securityholder. These shares are held of record by Phyllis Lee. Paul Tyers is the portfolio manager of Portfolio Stewards Inc.
(15)Represents (i) 100,000 shares of Class A common stock and (ii) 760,438 shares of Class A common stock issuable upon election by the selling security holders on the Mandatory Redemption Date in connection with 50,000 shares of Series A Preferred Stock held by the selling securityholder. Jonathan Krehm has voting and dispositive power over the securities held by the O'Shanter Development Company Ltd. and as such, he may be deemed to have beneficial ownership over such securities. Mr. Krehm disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. The address of the selling securityholder is #107-245 Carlaw Avenue, Toronto, ON M4M 251.
(16)Includes shares of Class A common stock issuable upon exercise of 23,225 options and 198,023 restricted shares pursuant to employment agreement, which is an exhibit to the Company’s Current Report on Form 8-K filed on August 28, 2023.
(17)Represents 2,000,000 Private Placement Warrants held by the selling securityholder.
(18)Securities being registered in this offering consist of (i) 1,846,852 shares of Class A common stock that were issued upon conversion of shares of TLG Class F common stock at the Closing, (ii) 5,753,744 shares of Class A common stock issuable upon election by the selling securityholders on the Mandatory Redemption Date in connection with 378,318 shares of Series A Preferred Stock held by the selling securityholder, and (iii) 1,000,000 Private Warrants. The 1,846,852 shares of Class A common stock are subject to certain contractual transfer restrictions pursuant to the Sponsor Agreement. The members of TLG Acquisition Founder LLC are TLG Capital Partners, LLC, a Delaware limited liability company, which has a 60% membership interest in TLG Acquisition Founder LLC and whose sole member is Mr. Lawrie, and Fenway 07 LLC, a Delaware limited liability company, which has a 40% membership interest in TLG Acquisition Founder LLC and is 99% owned by Mr. Johnson and 1% owned and managed by his spouse is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(19)Represents 500,000 shares of Class A common stock that were issued to the selling stockholder upon conversion of shares of TLG Class F common stock at the Closing. These shares are subject to certain contractual transfer restrictions pursuant to the Sponsor Agreement. TLG Capital Management, LLC (“TLG Capital Management”) is the general partner of TLG Fund I, LP. J. Michael Lawrie, the Chairman of the Board of Directors of the Company, is the CEO and manager of TLG Capital Management and has sole voting and dispositive power over the shares held by TLG Fund I, LP. As such, Mr. Lawrie may be deemed to have beneficial ownership over the shares held by TLG Fund I, LP. Mr. Lawrie disclaims beneficial ownership of the shares held by TLG Fund I, LP except to the extent of his pecuniary interest therein. The address for the selling securityholder is 515 North Flagler Drive, Suite 520, West Palm Beach, Florida 33401.
(20)Includes shares of Class A common stock issuable upon exercise of 36,022 options and 126,571 restricted shares pursuant to employment agreement, which is an exhibit to the Company’s Current Report on Form 8-K filed on August 28, 2023.
(21)Represents 23,189 shares of Class A common stock that were issued to the selling stockholder upon conversion of shares of TLG Class F common stock at the Closing. These shares are subject to certain contractual transfer restrictions pursuant to the Sponsor Agreement.
(22)Assumes a conversion ratio calculated based on (i) a maximum of 39,387,887 shares of Class A common stock issuable upon election by all the holders of Series A Preferred Stock on the Mandatory Redemption Date (assuming the fair market value of the Electriq common stock is at or below $1.00 per share) and (ii) 2,589,818 shares of Series A preferred stock issued and outstanding.
(23)The amounts set forth in this column are the number of warrants that may be offered by such selling securityholder using this prospectus. These amounts do not represent any other warrants that the selling securityholder may own beneficially or otherwise.

DESCRIPTION OF SECURITIES
The following description of the material terms of Electriq’s capital stock, including the common stock and Electriq preferred stock issued in the Business Combination. We urge you to read the applicable provisions of Delaware law and the Charter, Certificate of Designation and form of Electriq’s bylaws carefully and in their entirety because they describe your rights as a holder of shares of Electriq common stock.
In connection with the Business Combination, Electriq amended and restated its charter and bylaws and adopted a certificate of designation with respect to a series of preferred stock. The following is a description of the material terms of, and is qualified in its entirety by, the Charter, Certificate of Designation and Electriq’s bylaws, each of which became effective upon the consummation of the Business Combination.
Electriq’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Electriq’s authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.0001 per share, and (ii) 30,000,000 shares of preferred stock, par value $0.0001 per share. Unless Electriq’s board of directors determines otherwise, Electriq will issue all shares of its capital stock in uncertificated form.
Common Stock
All shares of Electriq common stock that are outstanding are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of the common stock are subject to those of the holders of any shares of Electriq preferred stock issued in connection with the Merger and any other series of preferred stock that the board of directors may authorize and issue in the future.
Voting
Holders of shares of Electriq common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.
Rights upon Liquidation
Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of Electriq, whether voluntary or involuntary, the funds and assets of Electriq that may be legally distributed to Electriq’s stockholders shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.
Dividends
Declaration and payment of any dividend are subject to the discretion of Electriq’s board of directors and the rights of the holders of the shares of Electriq preferred stock. The time and amount of dividends are dependent upon, among other things, Electriq’s business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations Electriq’s board of directors may regard as relevant.
Except for the required payments to the holders of shares of Electriq preferred stock, Electriq currently intends to retain all available funds and any future earnings to fund the development and growth of the business, and therefore does not anticipate declaring or paying any cash dividends on common stock in the foreseeable future.
Other Economic Rights
Holders of Electriq common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock
Pursuant to the Charter, the total of Electriq authorized shares of preferred stock are 30,000,000 shares.
Under the terms of the Charter, Electriq’s board of directors is authorized to direct Electriq to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing Electriq’s board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.
Electriq Preferred Stock
Voting
Except as provided in the Certificate of Designation, the shares of Electriq preferred stock are non-voting. Under the Certificate of Designation, the affirmative vote or action by written consent of the majority of the outstanding shares of Electriq preferred stock is required for Electriq to (i) alter or change the powers, preferences or rights given to the Electriq preferred stock or alter or amend the Certificate of Designation or the Charter, its bylaws or any similar document of Electriq in a manner that is adverse to holders of the Electriq preferred stock in any material respect, or (ii) (x) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Electriq preferred stock with respect to its rights, preferences and privileges, or (y) increase the authorized number of shares of Electriq preferred stock or any additional class or series of capital stock of Electriq unless the same ranks junior to the Electriq preferred stock with respect to its rights, preferences and privileges.
Rights upon Liquidation
Upon a Liquidation Event (as defined in the Certificate of Designation), which includes a sale or merger of Electriq, the shares of Electriq preferred stock rank senior to the Electriq common stock, and have the right to be paid, out of the assets of Electriq legally available for distribution to its stockholders, an amount in cash equal to $10.00 per share plus accrued and unpaid dividends.
Dividends
The shares of Electriq preferred stock are entitled to receive cumulative dividends, payable in the form of shares of Electriq preferred stock, when, as and if declared at an annual rate of 15% of the $10.00 Original Issue Price plus the amount (expressed as a number of shares of Electriq preferred stock) of any previously accrued and unpaid dividends, compounded annually. The accruing dividends shall be calculated and compounded annually in arrears on each anniversary of the date on which the first share of Electriq preferred stock was issued.
Mandatory Redemption
The shares of Electriq preferred stock will be redeemed upon the third anniversary of the date on which the first share of Electriq preferred stock was issued (the “Mandatory Redemption Date”). Each share of Electriq preferred stock will be subject to mandatory redemption after three years, at the option of the holder, for either (i) cash equal to $10.00 per share (the “TLG Preferred Redemption Price”) or (ii) a number of shares of Electriq common stock equal to the quotient of the TLG Preferred Redemption Price divided by the fair market value of a share of Electriq common stock, subject to a maximum of 10 shares of Electriq common stock. The number of shares of Class A common stock being registered in this offering assumes that all the holders of Electriq preferred stock elect to receive our Class A common stock instead of cash in the mandatory redemption, and that a maximum of 39,387,887 shares of Electriq common stock could be issued, after payment of all dividends due (assuming the fair market value of the Electriq common stock is at or below $1.00 per share).
Transfer
Subject to certain exceptions, the shares of Electriq preferred stock may not be transferred prior to the Mandatory Redemption Date without the prior written consent of the Board.
Anti-Takeover Provisions
The Charter and Electriq’s bylaws contain provisions that may delay, defer or discourage another party from acquiring control of Electriq. Electriq expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Electriq to first negotiate with Electriq’s board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give Electriq’s board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of Electriq common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Electriq by means of a proxy contest, tender offer, merger or otherwise.
Special Meetings of Stockholders
The Charter provides that special meetings of the stockholders of Electriq may only be called by (a) the Chairman of the Board, (b) the Chief Executive Officer, or (c) the board of directors acting pursuant to a resolution adopted by a majority of the board of directors and may not be called by the stockholders or any other person or persons. This might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Electriq capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Electriq’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Electriq’s bylaws also specify requirements as to the form and content of a stockholder’s notice.
Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of Electriq’s board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Electriq’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.
Amendment of Charter or Bylaws
Subject to the rights of the holders of shares of Electriq preferred stock, Electriq’s bylaws may be amended or repealed by a majority vote of the board of directors or by holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Electriq entitled to vote generally in an election of directors. Electriq’s Charter may be amended if approved by the board of directors and the holders of at least a majority of the voting power of all of the outstanding shares of the capital stock of the Electriq entitled to vote thereon.
Limitations on Liability and Indemnification of Officers and Directors
The Charter and Electriq’s bylaws provide indemnification and advancement of expenses for Electriq’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Electriq has entered, or will enter, into indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Charter includes provisions that eliminate the personal liability of directors and certain officers for monetary damages resulting from breaches of any fiduciary duties as a director or officer. The effect of this provision is to restrict the rights of Electriq’s stockholders in suits to recover monetary damages against directors and certain officers for breach of fiduciary duties.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, Electriq’s stockholders have appraisal rights in connection with a merger or consolidation of Electriq. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of Electriq’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Electriq’s shares at the time of the transaction to which the action relates.
Forum Selection
The Charter provides that unless Electriq consents in writing to the selection of an alternative forum (i) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, will be the federal district courts of the United States of America. Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. For purposes of the Charter, the phrase “internal corporate claims” means claims, including claims in the right of Electriq, that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.
Trading Symbol and Market
Our common stock is listed on NYSE under the symbol “ELIQ” and our Warrants are listed on NYSE American under the symbol “ELIQ WS.”

RESTRICTIONS ON RESALE OF SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Electriq common stock or Public Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Electriq at the time of, or at any time during the three months preceding, a sale and (ii) Electriq is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Electriq was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of Electriq common stock or Public Warrants for at least six months but who are affiliates of Electriq at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•1% of the total number of Electriq common stock then outstanding; or
•the average weekly reported trading volume of Electriq common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of Electriq under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Electriq.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
Electriq is not a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Lock-Up Restrictions
First Lock-up Agreement
In connection with the execution of the Merger Agreement, certain Legacy Electriq stockholders, John Michael Lawrie and certain other purchasers of TLG’s equity securities entered into the First Lock-up Agreement with Legacy Electriq and TLG in connection with the Business Combination. Pursuant to the First Lock-up Agreements, certain Legacy Electriq stockholders agreed, among other things, that their shares of TLG common stock received as merger consideration (excluding approximately 5% of the TLG Class A common stock received by such stockholder in connection with the Business Combination but including (a) shares of TLG Class A common stock into which the Lawrie Notes will be converted and (b) shares of TLG Class A common stock received by a holder in connection with any subscription for shares of TLG Class A common stock made in connection with the Business Combination) may not be transferred until the earlier to occur of (i) one year following Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “First Lock-Up Period”). Notwithstanding the foregoing, if, after the closing of the Business Combination, (i) the volume weighted average price of Electriq common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, 10% of the First Restricted Securities of those Legacy Electriq stockholders is released from the Lock-Up Period and (ii) the volume weighted average price of Electriq common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, an additional 10% of the First Restricted Securities of each of those Legacy Electriq stockholders will be released from the First Lock-Up Period.
Second Lock-up Agreement
In connection with the Merger Agreement, certain Legacy Electriq stockholders and noteholders entered into the Second Lock-up Agreements with Legacy Electriq and TLG. Pursuant to the Second Lock-up Agreements, certain Legacy Electriq stockholders and noteholders agreed, among other things, that their shares of TLG capital stock received (a) in exchange for their shares of Legacy Electriq capital stock pursuant to the Private Capital Raise or (b) if such holders invests at the Closing but only to the extent that such holders receive such shares in connection with such investment may not be transferred until the earlier to occur of (i) nine (9) month anniversary of the Closing and (ii) the date after the Closing on which TLG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of TLG stockholders having the right to exchange their equity holdings in TLG for cash, securities or other property (such period, the “Second Lock-up Period”); provided that 25% of the Second Restricted Securities shall be released from the Second Lock-up Period at the three (3) month anniversary of the Closing.
Support Agreement
Pursuant to the Support Agreement, dated as of November 13, 2022, by and among TLG and the other parties thereto, Sponsor and the TLG directors agreed, among other things, that any shares of Electriq common stock issued upon conversion of shares of Class F common stock in the Business Combination held by Sponsor are subject to a similar restriction and Sponsor agreed that 1,000,000 shares of its Electriq common stock would be subject to an additional similar restriction for five years.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 16,333,333 shares of common stock that may be issued upon exercise of Warrants to purchase common stock, including the Public Warrants and the Private Placement Warrants, and up to 17,920,737 shares of common stock issuable upon the election of the holders of our Series A Preferred Stock on the Mandatory Redemption Date. We are also registering the resale by the selling securityholders or their permitted transferees of up to 46,888,151 shares of common stock and up to 3,000,000 Private Placement Warrants. We will not receive any of the proceeds from the sale of the common stock by the selling securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by the selling securityholders.
The common stock beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer so long as we are required to provide such transferees with registration rights under the Registration Rights Agreement. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their common stock by one or more of, or a combination of, the following methods:
•purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•an over-the-counter distribution in accordance with the rules of NYSE;
•through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•to or through underwriters or broker-dealers;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•in privately negotiated transactions;
•in options transactions;
•through a combination of any of the above methods of sale; or
•any other method permitted pursuant to applicable law.
In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging transactions, and broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell common stock short and redeliver the shares to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A selling securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any selling securityholder or borrowed from any selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any selling securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.
In offering the shares covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Continental Stock Transfer &

Trust Company, the certificate evidencing such Warrant, if any, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.
The selling securityholders may agree, to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.
Restrictions to Sell
Refer to the section titled “Restrictions on Resale of Securities.”

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of the ownership and disposition of Electriq common stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax considerations discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the ownership and disposition of Electriq common stock.
This discussion is limited to a Holder that holds its Electriq common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to the particular circumstances of Holders, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income, or the Foreign Account Tax Compliance Act. This discussion also does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws. In addition, it does not address considerations relevant to Holders subject to special rules, including, without limitation:
•banks;
•certain financial institutions;
•regulated investment companies or real estate investment trusts;
•insurance companies;
•brokers, dealers or traders in securities;
•traders in securities that elect mark to market;
•tax-exempt organizations or governmental organizations;
•U.S. expatriates or former citizens or long-term residents of the United States;
•persons that hold their Electriq common stock as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;
•persons that actually or constructively own ten percent or more (by vote or value) of Electriq’s equity (except as specifically provided below);
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•persons deemed to sell the Electriq common stock under the constructive sale provisions of the Code;
•persons who acquired their Electriq common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns or disposes of Electriq common stock, the tax treatment of an owner of such an entity or arrangement will depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, each entity or arrangement treated as a partnership for U.S. federal income tax purposes that owns or disposes of Electriq common stock, and each owner in such an entity or arrangement, is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the ownership and disposition of Electriq common stock.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Electriq common stock who or that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity or arrangement taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Electriq common stock (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes), as applicable, that is not a U.S. Holder.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE MERGER, OWNERSHIP AND DISPOSITION OF ELECTRIQ COMMON STOCK. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF ELECTRIQ COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Electriq common stock
Distributions
The gross amount of any distribution on the Electriq common stock that is made out of the Company’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any dividends received by a corporate U.S. Holder generally will be eligible for the dividends received deduction if the requisite holding period is satisfied. With respect to individuals and other non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at a preferential long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements.
With respect to a Non-U.S. Holder, distributions on the Electriq common stock, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Company will be required to withhold tax from the gross amount of the dividend at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.
To the extent that the amount of any distribution on the Electriq common stock exceeds the Company’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, reducing the adjusted basis of the Holder’s Electriq common stock, and to the extent the amount of the distribution exceeds the Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale or Exchange.”
Sale or Exchange
A U.S. Holder generally will recognize capital gain or loss on the sale or exchange of Electriq common stock in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Electriq common stock. Any such capital gain or loss generally will be long-term capital gain or loss provided that the U.S. Holder satisfies certain holding period requirements. Long-term capital gains recognized by individuals and other non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a sale or exchange of its Electriq common stock.
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale or exchange unless:
(i)the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
(ii)the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or exchange and certain other requirements are met; or
(iii)the Company is or has been a United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the sale or exchange or the period that the Non-U.S. Holder held the Electriq common stock and, in the case where the Company’s shares are treated as regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of the Company‘s shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder‘s holding period for the shares. There can be no assurance that the Company’s shares will be treated as regularly traded on an established securities market for this purpose.
Gain described in the first romanette above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second romanette above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
The Company does not expect to be a United States real property holding corporation in the immediately foreseeable future.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a sale or exchange of its Electriq common stock, including with respect to potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends or other similar payments to a Holder may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability, and the Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS TO IT OF THE OWNERSHIP AND DISPOSITION OF ELECTRIQ COMMON STOCK.

EXPERTS
The consolidated financial statements of Electriq Power, Inc. as of December 31, 2022 and 2021 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph related to Electriq Power, Inc.’s ability to continue as a going concern), and included in this prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of TLG Acquisition One Corp. as of December 31, 2022 and December 31, 2021 and for the years then ended included in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein (which includes an explanatory paragraph related to TLG Acquisition One Corp.’s ability to continue as a going concern), and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.
Change in Registrant’s Certifying Accountant
On July 31, 2023, the Audit Committee of the Company Board approved the appointment of RSM US LLP (“RSM”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements effective for the year ended December 31, 2023. RSM served as the independent registered public accounting firm of Legacy Electriq prior to the Business Combination. Accordingly, WithumSmith+Brown, PC (“Withum”), the independent registered public accounting firm of TLG, the name of the Company prior to the Business Combination, was informed on July 31, 2023 that it would be replaced by RSM as the Company’s independent registered public accounting firm following the closing of the Business Combination and the filing of the Company’s Quarterly Report on Form 10-Q for the three (3) and six (6) months ended June 30, 2023.
The report of Withum on TLG’s balance sheets as of December 31, 2022 and 2021 and the statements of operations, changes in stockholders’ deficit and cash flows for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles, except that such audit report contained an explanatory paragraph in which Withum expressed substantial doubt as to TLG’s ability to continue as a going concern if it did not complete a business combination by April 1, 2023.
During the fiscal years ended December 31, 2022 and 2021 and the subsequent period through July 31, 2023, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act) between TLG and Withum on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on TLG’s financial statements for such periods.
During the fiscal years ended December 31, 2022 and 2021 and the subsequent period through July 31, 2023, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).
During the fiscal years ended December 31, 2022 and 2021 and the subsequent period through July 31, 2023, TLG and the Company did not consult with RSM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the financial statements of TLG, and no written report or oral advice was provided that RSM concluded was an important factor considered by TLG in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).
The Company has provided Withum with a copy of the foregoing disclosures and has requested that Withum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above.

LEGAL MATTERS
The legality of the securities offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of common stock and Warrants offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website at www.electriqpower.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Unaudited Condensed Consolidated Financial Statements of Electriq Power, Inc.
Condensed Consolidated Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022	F-49
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2023 and 2022	F-50
Unaudited Condensed Consolidated Statements of Changes in Mezzanine Equity for the Three and Six Months Ended June 30, 2023 and 2022	F-51
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the Three and Six Months Ended June 30, 2023 and 2022	F-52
Unaudited Condensed Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2023 and 2022	F-53
Notes to Unaudited Condensed Consolidated Financial Statements	F-54

ELECTRIQ POWER HOLDINGS, INC.
(F/K/A TLG ACQUISITION ONE CORP.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets:
Current assets:
Cash	$105,457	$19,750
Prepaid expenses	112,099	108,156
Total current assets	217,556	127,906
Cash and investments held in Trust Account	85,098,433	80,945,242
Total Assets	$85,315,989	$81,073,148
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	246,388	276,917
Accrued expenses	6,326,892	4,472,261
Working Capital Loan - related party	5,408,857	2,330,370
Income tax payable	1,556,523	1,055,680
Franchise tax payable	20,050	50
Total current liabilities	13,558,710	8,135,278
Derivative warrant liabilities	800,000	800,000
Deferred underwriting commissions	—	14,000,000
Total Liabilities	14,358,710	22,935,278
Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 7,948,405 shares at redemption value of approximately $10.50 and $10.03 per share as of June 30, 2023 and December 31, 2022, respectively	83,461,641	79,739,786
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of June 30, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued and outstanding as of June 30, 2023 and December 31, 2022 (excluding 7,948,405 shares subject to possible redemption)	—	—
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 5,000,000 and 10,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	500	1,000
Additional paid-in capital	—	—
Accumulated deficit	(12,504,862)	(21,602,916)
Total stockholders’ deficit	(12,504,362)	(21,601,916)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$85,315,989	$81,073,148
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELECTRIQ POWER HOLDINGS, INC.
(F/K/A TLG ACQUISITION ONE CORP.)
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
General and administrative expenses	$1,666,324	$84,749	$3,051,026	$158,982
General and administrative expenses—related party	21,000	21,000	42,000	41,500
Franchise tax expenses	50,000	50,000	100,000	138,844
Loss from operations	1,737,324	155,749	3,193,026	339,326
Gain on forgiveness of deferred underwriting fee payable	1,113,200	—	1,113,200	—
Change in fair value of working capital loan - related party	428,594	—	886,513	—
Change in fair value of derivative warrant liabilities	600,000	2,400,000	—	9,000,000
Income from cash and investments held in Trust Account	759,391	568,143	1,371,765	600,790
Net income (loss) before income taxes	1,163,861	2,812,394	178,452	9,261,464
Income tax expense	(382,744)	(57,686)	(500,843)	(57,686)
Net income (loss)	$781,117	$2,754,708	$(322,391)	$9,203,778
Weighted average shares outstanding of Class A common stock	7,948,405	40,000,000	7,948,405	40,000,000
Basic and diluted net income (loss) per share, Class A common stock	$0.06	$0.06	$(0.02)	$0.18
Weighted average shares outstanding of Class F common stock	5,000,000	10,000,000	5,801,105	10,000,000
Basic and diluted net income (loss) per share, Class F common stock	$0.06	$0.06	$(0.02)	$0.18
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELECTRIQ POWER HOLDINGS, INC.
(F/K/A TLG ACQUISITION ONE CORP.)
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Common Stock
	Class A		Class F
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance—December 31, 2022	—	$—	10,000,000	$1,000	$—	$(21,602,916)	$(21,601,916)
Increase in redemption value of Class A common stock subject to possible redemption	—	—	—	—	(500)	(1,874,487)	(1,874,987)
Forfeiture of Class F shares			(5,000,000)	(500)	500
Net loss	—	—	—	—	—	(1,103,508)	(1,103,508)
Balance—March 31, 2023 (unaudited)	—	$—	5,000,000	$500	$—	$(24,580,911)	$(24,580,411)
Increase in redemption value of Class A common stock subject to possible redemption	—	$—	—	$—	$—	$11,294,932	$11,294,932
Net income	—	$—	—	$—	$—	$781,117	$781,117
Balance - June 30, 2023 (unaudited)	—	$—	5,000,000	$500	$—	$(12,504,862)	$(12,504,362)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance—December 31, 2021	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)
Net income	—	—	—	—	—	6,449,070	6,449,070
Balance—March 31, 2022 (unaudited)	—	$—	10,000,000	$1,000	$—	$(21,493,307)	$(21,492,307)
Increase in redemption value of Class A common stock subject to possible redemption	—	$—	—	$—	$—	$(117,010)	$(117,010)
Net income	—	$—	—	$—	$—	$2,754,708	$2,754,708
Balance - June 30, 2022 (unaudited)	—	$—	10,000,000	$1,000	$—	$(18,855,609)	$(18,854,609)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELECTRIQ POWER HOLDINGS, INC.
(F/K/A TLG ACQUISITION ONE CORP.)
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(322,391)	$9,203,778
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	—	(9,000,000)
Gain on forgiveness of deferred underwriting fee payable	(1,113,200)	—
Change in fair value of working capital loan - related party	(886,513)	—
Income from investments held in Trust Account	(1,371,765)	(600,790)
Changes in operating assets and liabilities:
Prepaid expenses	(3,943)	(604,006)
Accounts payable	(30,529)	(44,404)
Accrued expenses	2,109,631	(810,222)
Income tax payable	500,843	57,686
Franchise tax payable	20,000	(101,425)
Net cash used in operating activities	(1,097,867)	(1,899,383)
Cash Flows from Investing Activities
Investment income released from Trust Account to pay for taxes	80,000	—
Cash deposited in Trust Account	(2,861,426)	—
Net cash used in investing activities	(2,781,426)	—
Cash Flows from Financing Activities:
Proceeds received from Working Capital Loan—related party	3,965,000	1,900,000
Net cash provided by financing activities	3,965,000	1,900,000
Net change in cash	85,707	617
Cash—beginning of the period	19,750	48,491
Cash—end of the period	$105,457	$49,108
Supplemental Disclosure of Non-cash Financing Activities:
Forgiveness of deferred underwriting fee payable allocated to Class A common stock	$13,141,800	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ELECTRIQ POWER HOLDINGS, INC.
(F/K/A TLG ACQUISITION ONE CORP.)
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2023
Note 1-Description of Organization and Business Operations
Electriq Power Holdings, Inc. (formerly known as TLG Acquisition One Corp. “TLG” prior to July 31, 2023, the “Closing Date,” and on and after the Closing Date, the “Company”) was a blank check company incorporated in Delaware on October 2, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company was not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
Business Combination
On the Closing Date, the Company consummated the previously announced merger (the “Business Combination”) pursuant to certain Agreement and Plan of Merger, dated November 13, 2022 (as amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023, and the Third Amendment to Merger Agreement dated June 8, 2023), among the Company, Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of TLG, and Electriq Power, Inc. (“Electriq”).
In connection with TLG’s special meeting of stockholders in lieu of the 2023 annual meeting of stockholders held to, among other things, approve the Business Combination, holders of TLG’s Class A common stock, par value $0.0001 per share (“TLG common stock”), had the right to elect to redeem all or a portion of their TLG common stock for a per share price calculated in accordance with Amended and Restated Certificate of Incorporation of TLG. As previously disclosed on July 26, 2023, holders of approximately 97.3% or 7,736,608 shares of TLG common stock had validly elected to redeem their shares of TLG common stock for a pro rata portion of the trust account holding the proceeds from TLG’s initial public offering and the sale of private placement warrants, or approximately $10.63 per share and $82.2 million in the aggregate as of July 25, 2023.
Business Prior to the Business Combination
As of June 30, 2023, the Company had not commenced any operations. All activity for the period from October 2, 2020 (inception) through June 30, 2023, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering.
The Company’s sponsor was TLG Acquisition Founder LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 27, 2021. On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 5,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 4,666,667 and 2,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor and RBC Capital Markets, LLC, (“RBC”) in its capacity as a purchaser of Private Placement Warrants, respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $400.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”), and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company.
Trust Account Redemptions and Extension of Combination Period
On December 19, 2022, the Company held a special meeting of stockholders at which such stockholders approved the proposal to amend the Amended and Restated Certificate of Incorporation giving the Company the right to extend the business combination deadline on a monthly basis up to six times from February 1, 2023 to August 1, 2023, by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding Public Share that has not been redeemed for each one-month extension (the “Extension”). On each of January 30, 2023, February 24, 2023, March 29, 2023, May 1, 2023, May 31, 2023 and June 30, 2023 the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline to March 1, 2023, April 1, 2023, May 1, 2023, June 1, 2023, July 1, 2023 and August 1, 2023 respectively.
In connection with such vote, the holders of an aggregate of 32,051,595 Public Shares exercised their right to redeem their shares for an aggregate of approximately $324.4 million in cash held in the Trust Account. Additionally, upon shareholder approval of the Extension, the Sponsors agreed that they would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled (the “Forfeiture”). The Forfeiture occurred on January 30, 2023.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, the Company, the Sponsor, certain of its affiliates, RBC and certain former stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of the Company’s Class A common stock that are held by, or issuable pursuant to other securities held by, the parties thereto from time to time.
If the transactions contemplated by the Merger Agreement are completed (the “Transactions”), Electriq will survive such merger as a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions contemplated by the Merger Agreement (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options and warrants will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Proposed Business Combination.
For additional information regarding the Merger Agreement and the Transactions described therein, see the Current Reports on Form 8-K as filed with the SEC by the Company on November 14, 2022, December 23, 2022, March 23, 2023, June 14, 2023, July 24, 2023 and August 4, 2023.
Liquidity and Going Concern
As of June 30, 2023, the Company had approximately $105,457 in its operating bank account and a working capital deficit of approximately $11.8 million, not including taxes payable of approximately $1.4 million.
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor on behalf of the Company to cover certain offering costs in exchange for issuance of Founder Shares (as defined in Note 4), and a loan from the Sponsor of approximately $192,000 under the Note (as defined in Note 4). The Company repaid the Note in full upon consummation of the Private Placement.

Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement, held outside of the Trust Account, and Working Capital Loan from affiliates. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Working Capital Loan (as defined in Note 4) as may be required. The Company has drawn approximately $7.0 million and $3.0 million under such loans as of June 30, 2023 and December 31, 2022, respectively.
On July 31, 2023, the Company completed a Business Combination with Electriq and closed the related financing agreements in connection therewith. As a result, management believes that the Company will have sufficient liquidity to fund its operations through one year from the date of this filing.
Note 2-Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these unaudited condensed consolidated financial statements as they are not required for interim financial statements under GAAP and the rules of the SEC. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any future period.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 20, 2023, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2022, is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.
Principles of Consolidation
The consolidated financial statements of the Company include its wholly-owned subsidiary, Eagle Merger Corp., that was formed in connection with a potential Business Combination. All inter-company accounts and transactions are eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of Credit Risk
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2023 and December 31, 2022, held outside of the Trust Account.
Investments Held in Trust Account
Prior to December 28, 2022, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented in the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from cash and investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the condensed consolidated balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 9).
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cashflow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statements of operations. The initial fair values of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants have subsequently been determined using listed prices in an active market for such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Working Capital Loan-Related Party
The Company has elected the fair value option to account for borrowings under the Working Capital Loan with its affiliates that are subject to conversion, as defined and more fully described in Note 4. As a result of applying the fair value option, the Company records each convertible tranche, when drawn, at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recorded as change in the fair value of Working Capital Loan-related party on the unaudited condensed consolidated statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the liability.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the unaudited condensed consolidated statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2023 and December 31, 2022, 7,948,405 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.
Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A common stock resulted in charges against additional paid-in capital and accumulated deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2023 and December 31, 2022, the Company had deferred tax assets aggregating approximately $297,000 and $349,000, which are subject to a full valuation allowance, respectively.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2023 and December 31, 2022.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2023 and December 31, 2022.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net (Loss) Income Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class F common stock. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per common share is calculated by dividing the net (loss) income by the weighted average shares of common stock outstanding for the respective period. This presentation assumes a business combination as the most likely outcome.

The calculation of diluted net (loss) income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the over-allotment) and the private placement warrants to purchase an aggregate of 20,000,000 shares of Class A common stock in the calculation of diluted (loss) income per share because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net (loss) income per share for the three and six months ended June 30, 2023 and 2022. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The tables below present a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of common stock:

	For the Three Months Ended June 30,
	2023		2022
	Class A	Class F	Class A	Class F
Basic and diluted net (loss) income per common stock:
Numerator:
Allocation of net (loss) income, basic and diluted	$479,490	$301,627	$2,203,766	$550,942
Denominator:
Basic and diluted weighted average common stock outstanding	7,948,405	5,000,000	40,000,000	10,000,000
Basic and diluted net (loss) income per common stock	$0.06	$0.06	$0.06	$0.06

	For the Six Months Ended June 30,
	2023		2022
	Class A	Class F	Class A	Class F
Basic and diluted net (loss) income per common stock:
Numerator:
Allocation of net (loss) income, basic and diluted	$(186,370)	$(136,021)	$7,363,022	$1,840,756
Denominator:
Basic and diluted weighted average common stock outstanding	7,948,405	5,801,105	40,000,000	10,000,000
Basic and diluted net (loss) income per common stock	$(0.02)	$(0.02)	$0.18	$0.18
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
Note 3-Initial Public Offering
On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 Units, including 5,000,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions.
Each Unit consists of one share of Class A common stock and one-third of one Public Warrant). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 4-Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in exchange for 8,625,000 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Founder Shares”). Subsequently, in October 2020, 431,250 Founder Shares were transferred to an affiliate of the Sponsor. In January 2021, the Sponsor transferred 40,000 Founder Shares to each of the independent directors at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. The Initial Stockholders agreed to forfeit up to 1,250,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 Founder Shares are no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; (B) subsequent to the initial Business Combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination; and (C) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.
In connection with the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock were cancelled. The Forfeiture occurred on January 30, 2023.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 4,666,667 and 2,000,000 Private Placement Warrants to the Sponsor and RBC, respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million.
Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor, RBC, or their permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and due upon the completion of the Initial Public Offering. The Company borrowed approximately $192,000 under the Note and repaid the Note in full upon consummation of the Private Placement. As of June 30, 2023 and December 31, 2022, no further drawdowns are permitted.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor and the Company executed a non-interest-bearing promissory note in May 2021, providing the Company the ability to borrow up to $2,000,000 (the “Working Capital Loan”). On March 15, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $5,000,000. On September 29, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $8,000,000. On June 6, 2023, the Sponsor and TLG amended and restated the Second A&R Note, providing TLG the ability to borrow up to $10,000,000. During the three and six months ended June 30, 2023, a total of approximately $2.0 million were additionally drawn. The Company has drawn approximately $7.0 million and $3.0 million under such loans as of June 30, 2023 and December 31, 2022, respectively.
During the three months ended June 30, 2023, the Company borrowed $1,940,000 against the Working Capital Loan. As of June 30, 2023, the total amount borrowed against the Working Capital Loan was $6,985,000 and $3,015,000 was available for withdrawal.
Administrative Services Agreement
The Company entered into an agreement with an affiliate of the Sponsor, pursuant to which the Company agreed to pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of the initial Business Combination or the liquidation, the Company will cease paying these monthly fees.
The Company incurred approximately $42,000 and $20,500 in general and administrative expenses related to the agreement, which is recognized in the accompanying unaudited condensed consolidated statements of operations for the periods ended June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023 and December 31, 2022, there was no accounts payable related to this agreement.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers, directors or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of reasonable out-of-pocket expenses incurred by such persons in connection with activities on the Company’s behalf.
Note 5-Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loan, if any, had registration rights to require the Company to register a sale of any of the Company’s securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock) pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding the foregoing, RBC may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 5,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 1, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $8.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $14.0 million in the aggregate. Effective as of May 10, 2023, RBC, the sole underwriter of the Initial Public Offering, waived its entitlement to the deferred underwriting fee of $14.0 million.
In connection with the waiving of the deferred underwriting fee, the Company reduced the deferred underwriting fee payable on the unaudited condensed consolidated balance sheets by $14,000,000, as a result $858,200 and $255,000 is reflected on the Company’s unaudited condensed consolidated statement of operations for the amounts allocated in connection with the Company’s warrants at the Initial Public Offering and accrued expenses related to the underwriters, respectively. Additionally, $13,141,800 was charged to accumulated deficit for the portion allocated to Class A ordinary shares at the Initial Public Offering.
Consulting Fees
The Company has agreements with third party consultants to provide certain advisory services to the Company relating to the identification of and negotiations with potential Targets, assistance with due diligence, marketing, financial analyses and investor relations, pursuant to which the consultants have agreed to defer their fees and have payment of such fees to be solely contingent on the Company closing an initial Business Combination. As of June 30, 2023 and December 31, 2022, the Company has incurred approximately $1,620,000 and $949,000 in contingent fees pursuant to these agreements. The Company will recognize an expense for these services when the performance trigger is considered probable, which in this case will occur upon the closing of an initial Business Combination.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
Note 6-Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 7,948,405 shares of Class A common stock outstanding, all of which were subject to possible redemption.
As of June 30, 2023 and December 31, 2022, the Class A common stock issued in the Initial Public Offering and issued as part of the Over-Allotment Units is recognized in Class A common stock subject to possible redemption as follows:

Gross proceeds from Initial Public Offering	$400,000,000
Less:
Fair value of Public Warrants at issuance	(24,533,330)
Offering costs allocated to Class A common stock subject to possible redemption	(21,284,250)
Plus:
Accretion on Class A common stock subject to possible redemption amount	45,817,580
Class A common stock subject to possible redemption, as of December 31, 2021	400,000,000
Plus:
Accretion on Class A common stock subject to possible redemption amount	4,101,927
Less:
Redemption of Class A common stock subject to possible redemption amount	(324,362,141)
Class A common stock subject to possible redemption, as of December 31, 2022	79,739,786
Plus:
Accretion on Class A common stock subject to possible redemption amount	1,874,987
Class A common stock subject to possible redemption, as of March 31, 2023	$81,614,773
Plus:

Waiver of Class A share issuance costs	13,141,800
Less:
Accretion on Class A common stock subject to possible redemption amount	(11,294,932)
Class A common stock subject to possible redemption, as of June 30, 2023	$83,461,641
Note 7-Stockholders’ Deficit
Preferred Stock-The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s Board. As of June 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.
Class A Common Stock-The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, there were 7,948,405 shares of Class A common stock issued and outstanding. All shares subject to possible redemption have been classified as temporary equity (see Note 6).

Class F Common Stock-The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, there were 5,000,000 and 10,000,000 shares of Class F common stock outstanding, after giving retrospective application of the stock dividend as discussed in Note 4, retrospectively. Of the 10,000,000 shares of Class F common stock initially issued, up to 1,250,000 shares of Class F common stock were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 shares of Class F common stock are no longer subject to forfeiture. On January 30, 2023, in connection with the Extension, the Sponsors agreed that they would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled. The Forfeiture occurred.
The Amended and Restated Certificate of Incorporation provides that, prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the election of directors during such time. These provisions of the Amended and Restated Certificate of Incorporation may only be amended if approved by holders of at least 90% of the outstanding common stock entitled to vote thereon. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or the applicable rules of the New York Stock Exchange then in effect, holders of the Founder Shares and holders of the Public Shares will vote together as a single class, with each share entitling the holder to one vote.
The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.
Note 8-Warrants
As of June 30, 2023 and December 31, 2022, the Company had 13,333,333 Public Warrants and 6,666,667 Private Warrants outstanding, respectively.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price. The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor, RBC or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, RBC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption; and
•if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.
The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.
If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”
Redemption of warrants for Class A common stock:
Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

•if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company send the notice of redemption to the warrant holders;
•if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and
•if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.
The “fair market value” of Class A common stock for the above purpose shall mean the average last reported sale price of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 9 — Fair Value Measurements
The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
June 30, 2023:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities - Public warrants	$—	$533,330	$—
Derivative warrant liabilities - Private placement warrants	$—	$266,670	$—
Working capital loan - related party	$—	$—	$5,408,857
December 31, 2022:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities - Public warrants	$533,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$266,670	$—
Working capital loan - related party	$—	$—	$2,330,370
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021, upon trading of the Public Warrants in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 to a Level 2 on January 1, 2022, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price. During the three months ended June 30, 2023 the Public warrants were transferred to a level 2 from a level 1 due to lack of trading

activity.There were no other transfers between levels of the hierarchy for the three and six months ended June 30, 2023 and the year ended December 31, 2022.
Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities. Level 1 liabilities include Public Warrants which are recognized at fair value based on the listed price in an active market for such warrants.
The fair value of the Public Warrants and Private Placement Warrants was initially measured using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants.
The estimated fair value of the Private Placement Warrants, prior to being a Level 2 measurement, is determined using Level 3 inputs. Inherent in an option pricing simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common shares based on historical volatility of select peer companies’ common shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
Up to $1.5 million in outstanding principal of the Working Capital Loan may be converted, at the lender’s option, into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. The Company has elected the fair value option to account for the borrowings under the Working Capital Loan. The fair value of the working capital loan was estimated utilizing discounted cash flow techniques and a Black-Scholes option model assuming the warrants as the underlying. The traded price of the Public Warrants as of each measurement date was used as a proxy for the underlying warrant price. The time to maturity was estimated based on management’s estimated time to close a Business Combination. The volatility was derived from the traded prices of the Public Warrants. The discounted value of the loan host is based on observable high yield rates and management’s estimated probability of closing a Business Combination.
As of June 30, 2023 and December 31, 2022, all funds in the Trust Account were held as cash.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	June 30, 2023	December 31, 2022
Working Capital Loan:
Warrant price	$0.04	$0.04
Volatility	0.01%	0.01%
Risk-free rate	3.52%	3.99%
Discount rate	13.80%	15.76%
Probability of Business Combination	80.00%	80.00%
Term (years)	0.25	0.25

The change in the fair value of Level 3 liabilities for the three and six months ended June 30, 2023 is summarized as follows:

Working Capital Loans- Related Party
Level 3 - Instruments December 31, 2022	$2,330,370
Borrowings of working capital loan - related party	2,025,000
Change in fair value of working capital loan - related party	(457,919)
Level 3 - Instruments at March 31, 2023	$3,897,451
Borrowings of working capital loan - related party	$1,940,000
Change in fair value of working capital loan - related party	(428,594)
Level 3 - Instruments at June 30, 2023	$5,408,857
The change in the fair value of Level 3 derivative warrant liabilities for the three and six months ended June 30, 2022 is summarized as follows:

	Derivative Warrant Liabilities	Working Capital Loans- Related Party
Level 3 - Instruments January 1, 2021	$—	$—
Issuance of Public and Private Placement Warrants	38,400,000	—
Transfer of Public Warrants to Level 1	(24,533,330)	—
Change in fair value of derivative warrant liabilities	(10,200,000)	—
Working capital loan - related party	—	920,000
Level 3 - Instruments December 31, 2021	3,666,670	920,000
Transfer of Private Placement Warrants from Level 3 to Level 2	(3,666,670)	—
Working capital loan - related party	—	1,400,000
Level 3 - Instruments at March 31, 2022	—	2,320,000
Working capital loan - related party	—	500,000
Level 3 - Instruments at June 30, 2022	$—	$2,820,000
Note 10-Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the unaudited condensed consolidated balance sheets date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.
On July 23, 2023, TLG and Electriq entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively referred to as “Seller”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 3,534,492 shares of Class A common stock (the “Shares”) from third parties through a broker in the open market. On July 31, 2023, 251,194 additional Shares were issued to Seller pursuant to the terms of the FPA Funding Amount PIPE Subscription Agreement entered into in connection with the closing of the Business Combination
On July 27, 2023, the Company borrowed $217,000 against the Working Capital Loan. Immediately prior to the closing of the Business Combination, the total amount borrowed against the Working Capital Loan was 7.2 million approximately.

On July 25, 2023, TLG held a special meeting of its stockholders (the “Special Meeting”), at which TLG’s stockholders voted to approve the proposals outlined in the final prospectus and definitive proxy statement filed by TLG with the SEC on July 12, 2023 (the “Proxy Statement/Consent Solicitation/Prospectus”), including, among other things, the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Business Combination.
On the Closing Date, the Business Combination, including the Merger, was completed (the “Closing”). In connection with the Closing, the registrant changed its name from TLG Acquisition One Corp. to Electriq Power Holdings, Inc.
In connection with the Closing, the Sponsor (i) relinquished and canceled, for no consideration, an additional 3,270,652 shares of its TLG Class F common stock and all of the 4,666,667 private placement warrants that it received in connection with TLG’s initial public offering and (ii) converted all of the working capital loans into approximately 756,635 shares of TLG common stock, 378,318 shares of TLG preferred stock and 1,000,000 warrants with terms identical to the terms of the Sponsor IPO Private Placement Warrants.
On August 1, 2023, the Company’s Class A common stock began trading on the NYSE under the symbol “ELIQ” and the Company’s warrants to purchase the Company’s Class A common stock began trading on the NYSE American under the symbol “ELIQ WS.”

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
TLG Acquisition One Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TLG Acquisition One Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by April 1, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition, date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 20, 2023
PCAOB ID Number 100

TLG ACQUISITION ONE CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Current assets:
Cash	$19,750	$48,491
Prepaid expenses	108,156	105,654
Total current assets	127,906	154,145
Cash and investments held in Trust Account	80,945,242	400,023,684
Total Assets	$81,073,148	$400,177,829
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$276,917	$48,917
Accrued expenses	4,472,261	2,428,864
Working capital loan - related party	2,330,370	920,000
Income tax payable	1,055,680	—
Franchise tax payable	50	121,425
Total current liabilities	8,135,278	3,519,206
Derivative warrant liabilities	800,000	10,600,000
Deferred underwriting commissions	14,000,000	14,000,000
Total Liabilities	22,935,278	28,119,206
Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 7,948,405 and 40,000,000 shares at redemption value of approximately $10.03 and $10.00 per share as of December 31, 2022 and 2021, respectively	79,739,786	400,000,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and 2021	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued and outstanding as of December 31, 2022 and 2021 (excluding 40,000,000 shares subject to possible redemption)	—	—
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021	1,000	1,000
Additional paid-in capital	—	—
Accumulated deficit	(21,602,916)	(27,942,377)
Total stockholders’ deficit	(21,601,916)	(27,941,377)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$81,073,148	$400,177,829
The accompanying notes are an integral part of these consolidated financial statements.

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021

	For the Years Ended
	2022	2021
General and administrative expenses	$4,353,919	$4,332,947
General and administrative expenses - related party	83,500	78,000
Franchise tax expenses	238,894	209,995
Loss from operations	(4,676,313)	(4,620,942)
Offering costs associated with derivative warrant liabilities	—	(1,413,340)
Change in fair value of derivative warrant liabilities	9,800,000	23,933,330
Change in fair value of working capital loan - related party	689,630	—
Income from investments held in Trust Account	5,683,750	23,684
Net income before income taxes	11,497,067	17,922,732
Income tax expense	(1,055,679)	—
Net income	$10,441,388	$17,922,732
Weighted average shares outstanding of Class A common stock, basic and diluted	39,824,375	36,602,740
Basic and diluted net income per share, Class A common stock	$0.21	$0.39
Weighted average shares outstanding of Class F common stock, basic and diluted	10,000,000	9,893,836
Basic and diluted net income per share, Class F common stock	$0.21	$0.39
The accompanying notes are an integral part of these consolidated financial statements.

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the Year Ended December 31, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance - January 1, 2022	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)
Increase in redemption value of Class A common stock subject to possible redemption	—	—	—	—	—	(4,101,927)	(4,101,927)
Net income	—	—	—	—	—	10,441,388	10,441,388
Balance - December 31, 2022	—	$—	10,000,000	$1,000	$—	$(21,602,916)	$(21,601,916)
For the Year Ended December 31, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance - January 1, 2021	—	$—	10,000,000	$1,000	$24,000	$(3,329)	$21,671
Accretion of Class A common stock subject to possible	—	—	—	—	(24,000)	(45,861,780)	(45,885,780)
redemption amount
Net income	—	—	—	—	—	17,922,732	17,922,732
Balance - December 31, 2021	—	$—	10,000,000	$1,000	$—	$(27,942,377)	$(27,941,377)
The accompanying notes are an integral part of these consolidated financial statements.

TLG ACQUISITION ONE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	For the Years Ended
	2022	2021
Cash Flows from Operating Activities:
Net income	$10,441,388	$17,922,732
Adjustments to reconcile net income to net cash used in operating activities:
General and administrative expenses paid by related party under note payable	—	1,530
Offering costs associated with derivative warrant liabilities	—	1,413,340
Change in fair value of derivative warrant liabilities	(9,800,000)	(23,933,330)
Change in fair value of working capital loan - related party	(689,630)	—
Income from investments held in Trust Account	(5,683,750)	(23,684)
Changes in operating assets and liabilities:
Prepaid expenses	(2,502)	(105,654)
Accounts payable	228,000	48,917
Accrued expenses	2,043,398	2,343,864
Income tax payable	1,055,680	—
Franchise tax payable	(121,375)	120,488
Net cash used in operating activities	(2,528,791)	(2,211,797)
Cash Flows from Investing Activities
Investment income released from Trust Account to pay for taxes	400,050	—
Cash withdrawn from Trust Account for redemptions	324,362,141	—
Cash deposited in Trust Account	—	(400,000,000)
Net cash provided by (used in) investing activities	324,762,191	(400,000,000)
Cash Flows from Financing Activities:
Repayment of note payable to related party	—	(192,312)
Proceeds received from initial public offering, gross	—	400,000,000
Proceeds received from private placement	—	10,000,000
Redemption of Class A common stock	(324,362,141)	—
Proceeds received from working Capital Loan - related party	2,100,000	920,000
Offering costs paid	—	(8,467,900)
Net cash provided by (used in) financing activities	(322,262,141)	402,259,788
Net change in cash	(28,741)	47,991
Cash - beginning of the year	48,491	500
Cash - end of the year	$19,750	$48,491
Supplemental disclosure of noncash activities:
Deferred offering costs included in accrued expenses	$—	$85,000
Deferred offering costs paid by related party under promissory note	$—	$51,890
Accounts payable paid through promissory note	$—	$750
Deferred underwriting commissions in connection with the initial public offering	$—	$1,400,000
The accompanying notes are an integral part of these consolidated financial statements.

TLG ACQUISITION ONE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1-Description of Organization and Business Operations
TLG Acquisition One Corp. (the “Company”) is a blank check company incorporated in Delaware on October 2, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of December 31, 2022, the Company had not commenced any operations. All activity for the period from October 2, 2020 (inception) through December 31, 2022, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is TLG Acquisition Founder LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 27, 2021. On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 5,000,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 4,666,667 and 2,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor and RBC Capital Markets, LLC, in its capacity as a purchaser of Private Placement Warrants (“RBC”), respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $400.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”), and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. RBC has also agreed to vote any Public Shares purchased after the Initial Public Offering for which it has voting control in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. The Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (as defined in Note 4) (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or February 1, 2023, (as such period may be extended pursuant to a stockholder vote, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors of the Company (the “Board”), dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Trust Account Redemptions and Extension of Combination Period
On December 19, 2022, the Company held a special meeting of stockholders at which such stockholders approved the proposal to amend the Amended and Restated Certificate of Incorporation giving the Company the right to extend the business combination deadline on a monthly basis up to six times from February 1, 2023 to August 1, 2023, by depositing into the Trust Account the lesser of (i) an aggregate of $600,000 or (ii) $0.06 for each issued and outstanding Public Share that has not been redeemed for each one-month extension (the “Extension”). On both January 30, 2023 and February 24, 2023, the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline to March 1, 2023 and April 1, 2023, respectively.
In connection with such vote, the holders of an aggregate of 32,051,595 Public Shares exercised their right to redeem their shares for an aggregate of approximately $324.4 million in cash held in the Trust Account. Additionally, upon shareholder approval of the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled (the “Forfeiture”). The Forfeiture occurred on January 30, 2023.
Proposed Business Combination
On November 13, 2022, the Company and Eagle Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into a Merger Agreement, as amended on December 23, 2022 and as may be further amended (the “Merger Agreement”) with Electriq Power, Inc., a Delaware corporation (“Electriq”). If the transactions contemplated by the Merger Agreement (the “Transactions”) are completed, Merger Sub will merge with and into Electriq, with Electriq surviving such merger as a wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease to exist and the holders of Electriq common stock, preferred stock, options, warrants and other convertible securities (collectively, the “Electriq equityholders”) will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Business Combination ( “New Electriq”).
As part of the Merger, Electriq equityholders will receive aggregate merger consideration (the “Merger Consideration”) of $495 million, consisting of 49,500,000 shares of the Company’s Class A common stock, valued at $10.00 per share, and the right to elect to receive up to $25.0 million in cash with a corresponding reduction in the number of shares of the Company’s Class A common stock. At the closing of the Merger (the “Closing”), 2,000,000 shares of the Company’s Class A common stock from the Merger Consideration (the “Merger Consideration Incentive Shares”) will be placed into an escrow account to be used as Merger Consideration Incentive Shares. As part of the Merger Consideration, holders of Electriq’s warrants and options not exercised prior to the Merger will receive replacement warrants and options, respectively, to purchase shares of the Company’s Class A Common Stock based on the value of the Merger Consideration per share of Electriq common stock.
Pursuant to the Merger Agreement, the Company has agreed to use its reasonable best efforts to enter into subscription agreements, non-redemption agreements, backstop agreements or similar financing agreements (the “Financing Agreements”) with one or more persons to provide at least the level of cash required to provide adequate operating liquidity for New Electriq through December 31, 2023 (such transactions, the “Financings”).
In connection with the Financings, 7,000,000 shares of the Company’s Class A common stock (the “Incentive Shares”) will be placed in escrow at Closing, consisting of 5,000,000 newly issued shares of The Company’s Class A common stock (the “New Incentive Shares”) and the 2,000,000 Merger Consideration Incentive Shares. The New Incentive Shares will be paid out as incentives in the Financings first, followed by the Merger Consideration Incentive Shares. At the termination of the escrow, any New Incentive Shares not paid out in the Financing will be transferred 50% to the Sponsor (defined in the Merger Agreement) and 50% to the Electriq equityholders, and any Merger Consideration Incentive Shares not paid out in the Financing will be returned to the Electriq equityholders.
The Merger Agreement includes covenants of Electriq with respect to operation of its business prior to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, a covenant to make any required filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and the preparation and filing of a registration statement on Form S-4 relating to the Merger and containing a proxy statement of the Company (the “Registration Statement / Proxy Statement”). The Merger Agreement also contains exclusivity provisions prohibiting Electriq and its subsidiaries from soliciting, initiating, knowingly facilitating, participating in, entering into, continuing discussions, negotiations or transactions with, or knowingly encouraging or responding to any inquiries or proposals by, or providing any information to any person relating to or that could reasonably be expect to lead to, or enter into or consummate any transaction relating to a Competing Company Transaction (as defined in the Merger Agreement), subject to limited exceptions specified therein.
The Merger Agreement contains customary representations and warranties of the parties thereto with respect to the parties, the Business Combination contemplated by the Merger Agreement and their respective business operations and activities. The representations and warranties of the parties generally do not survive the Closing.
Consummation of the Business Combination is generally subject to customary conditions, including (a) expiration or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order prohibiting the consummation of the Merger, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the Company’s Class A common stock to be issued in the Merger having been listed on The New York Stock Exchange (“NYSE”) upon the Closing, and otherwise satisfying the applicable listing requirements of NYSE, (e) receipt of stockholder approval from stockholders of each of the Company and Electriq for consummation of the Merger and other related necessary matters and (f) the Company having net tangible assets following the redemptions of at least $5,000,001.
The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including by mutual written consent or if the Business Combination has not been consummated on or prior to April 1, 2023 (subject to extensions until as late as June 1, 2023).
In connection with the execution of the Merger Agreement, certain security holders of Electriq (the “Electriq Holders”) entered into lock-up agreements (each, as amended, a “Lock-up Agreement”) with Electriq and the Company. Pursuant to the Lock-up Agreements, the Electriq Holders agreed, among other things, that their shares of the Company’s Class A common stock received as Merger Consideration may not be transferred until the earlier to occur of (i) six months following Closing and (ii) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New

Electriq stockholders having the right to exchange their equity holdings in New Electriq for cash, securities or other property (the “Lock-up”). Notwithstanding the foregoing, if, after the Closing, (i) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, 10% of the Restricted Securities (as defined in the Lock-up Agreement) of each Electriq Holder is released from the Lock-up and (ii) the volume weighted average price per share of the Company’s Class A common stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- day trading period, an additional 10% of the Restricted Securities of each Electriq Holder will be released from the Lock-up.
In connection with the execution of the Merger Agreement, the Company entered into an agreement (the “Sponsor Agreement”) with Electriq, the Sponsor, an affiliate of the Sponsor and the Company’s independent directors, whereby the Sponsor and holders of the Company’s Class F common stock have agreed to waive certain of their anti-dilution and conversion rights with respect to the Class F common stock.
The Sponsor also agreed to subject its holdings of the Company’s Class F common stock, and the other holders of the Company’s Class F common stock agreed to subject their Class F common stock, to certain transfer restrictions as follows: (i) with respect to 500,000 shares of Class F common stock, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A common stock for cash, securities or other property; (ii) with respect to an additional 500,000 SPAC Founder Shares, the Sponsor will not transfer such shares until the earliest to occur of (x) the fifth anniversary of the Closing, (y) such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period or (z) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A Common Stock for cash, securities or other property; and (iii) with respect to all of the SPAC Founder Shares (including those covered in (i) and (ii)), the Sponsor and the other holders will not transfer such shares until the earliest to occur of (x) the six-month anniversary of the Closing or (y) the date after the Closing on which New Electriq completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Electriq stockholders having the right to exchange their The Company’s Class A Common Stock for cash, securities or other property; provided that (i) 10% of such SPAC Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such shares of Class F common stock will be released at such time as the closing volume weighted average price of a share of the Company’s Class A common stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.
The Company’s Class A Common Stock equals or exceeds $12.50 for any 20 trading days within any 30-day trading period and (ii) an additional 10% of such SPAC Founder Shares will be released at such time as the closing volume weighted average price of a share of the Company’s Class A Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period.
Support Agreement
In connection with the execution of the Merger Agreement, certain stockholders of Electriq (each, a “Supporting Electriq Stockholder”), Electriq and the Company entered into a Support Agreement (the “Support Agreement”). Under the Support Agreement, each Supporting Electriq Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Electriq or by written consent all of its Electriq common stock and/or Electriq preferred stock, as applicable, held of record or thereafter acquired in favor of the Merger and the Transactions contemplated by the Merger Agreement and (ii) be bound by certain transfer restrictions with respect to Electriq securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement.

Stockholders’ Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor and certain former Electriq equityholders will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), pursuant to which (i) the Sponsor will be entitled to nominate one (1) director until the date upon which the Sponsor’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Sponsor Initial Ownership Interest”) decreases to one-half of Sponsor Initial Ownership Interest and (ii) Greensoil Building Innovation Fund Co-Investment I, L.P. (“Greensoil”) will be entitled to nominate one (1) director until the date upon which Greensoil’s and its affiliates’ aggregate initial ownership interest of the issued and outstanding common stock of New Electriq (“Greensoil Initial Ownership Interest”) decreases to one-half of the Greensoil Initial Ownership Interest. The Sponsor and Greensoil will also each be entitled to designate one non-voting board observer until the date upon which each of the Sponsor and Greensoil, respectively, holds less than 1% of the issued and outstanding common stock of New Electriq.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, New Electriq, the Sponsor, certain of its affiliates, RBC and certain former stockholders of Electriq will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, New Electriq will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of The Company’s Class A Common Stock that are held by, or issuable pursuant to other securities held by, the parties thereto from time to time.
If the transactions contemplated by the Merger Agreement are completed (the “Transactions”), Electriq will survive such merger as a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, and upon consummation of the Merger and the other Transactions contemplated by the Merger Agreement (together with the Merger, the “Proposed Business Combination”), the separate corporate existence of Electriq will cease and the holders of Electriq common stock, preferred stock, options and warrants will become equityholders of the Company, which will change its name to “Electriq Power Holdings, Inc.” in connection with the Proposed Business Combination.
For additional information regarding the Merger Agreement and the Transactions contemplated therein, see the Current Report on Form 8-K as filed with the SEC by the Company on November 14, 2022.
Liquidity and Going Concern
As of December 31, 2022, the Company had approximately $20,000 in its operating bank account and a working capital deficit of approximately $7.0 million, not including taxes payable of approximately $1.0 million.
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor on behalf of the Company to cover certain offering costs in exchange for issuance of Founder Shares (as defined in Note 4), and a loan from the Sponsor of approximately $192,000 under the Note (as defined in Note 4). The Company repaid the Note in full upon consummation of the Private Placement.
Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement, held outside of the Trust Account, and Working Capital Loan from affiliates. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Working Capital Loan (as defined in Note 4) as may be required. The Company has drawn approximately $3.0 million and $0.9 million under such loans as of December 31, 2022 and 2021, respectively.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition, the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 1, 2023 (as such period may be extended to August 1, 2023). The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date.
Note 2-Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021, held outside of the Trust Account.
Cash and Investments Held in Trust Account
At December 31, 2022, the Company had $80.9 million in cash held in the Trust Account.
Investments Held in Trust Account
At December 31, 2021, the Company’s portfolio of investments held in the Trust Account was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented in the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 9).
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Working Capital Loan-Related Party
The Company has elected the fair value option to account for borrowings under the Working Capital Loan with its affiliates, as defined and more fully described in Note 4. As a result of applying the fair value option, the Company recognizes each borrowing, when drawn, at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recognized as change in the fair value of Working Capital Loan-related party in the consolidated statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own estimates about the assumptions a market participant would use in pricing the liability.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented in the consolidated statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 7,948,405 and 40,000,000 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets, respectively.
Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A common stock resulted in charges against additional paid-in capital and accumulated deficit.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, the Company had deferred tax assets aggregating approximately $349,000 and $1.6 million, which are subject to a full valuation allowance, respectively.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2022 and 2021.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2022 and 2021.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class F common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common share is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of 20,000,000 shares of Class A common stock in the calculation of diluted income per share because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share for the years ended December 31, 2022 and 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of common stock:

	For the Years Ended
	2022		2021
	Class A	Class F	Class A	Class F
Basic and diluted net income per common stock:
Numerator:
Allocation of net income, basic and diluted	$8,345,749	$2,095,639	$14,109,020	$3,813,712
Denominator:
Basic and diluted weighted average common stock outstanding	39,824,375	10,000,000	36,602,740	9,893,836
Basic and diluted net income per common stock	$0.21	$0.21	$0.39	$0.39
Recent Accounting Pronouncements
The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates if currently adopted would have a material effect on the Company’s consolidated financial statements.
Note 3-Initial Public Offering
On February 1, 2021, the Company consummated its Initial Public Offering of 40,000,000 Units, including 5,000,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $400.0 million, and incurring offering costs of approximately $22.7 million, of which $14.0 million was for deferred underwriting commissions.
Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).
Note 4-Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in exchange for 8,625,000 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Founder Shares”). Subsequently, in October 2020, 431,250 Founder Shares were transferred to an affiliate of the Sponsor. In January 2021, the Sponsor transferred 40,000 Founder Shares to each of the independent directors at their original purchase price. On January 27, 2021, the Company effected a stock dividend of 0.15942029 of a share of Class F common stock for each outstanding share of Class F common stock, resulting in an aggregate of 10,000,000 shares of Class F common stock outstanding. The Initial Stockholders agreed to forfeit up to 1,250,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 Founder Shares are no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination; (B) subsequent to the initial Business Combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination; and (C) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 4,666,667 and 2,000,000 Private Placement Warrants to the Sponsor and RBC, respectively, at a price of $1.50 per Private Placement Warrant, generating total proceeds of $10.0 million.
Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor, RBC, or their permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and due upon the completion of the Initial Public Offering. The Company borrowed approximately $192,000 under the Note and repaid the Note in full upon consummation of the Private Placement. As of December 31, 2022 and 2021, no further drawdowns are permitted.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor and the Company executed a non-interest-bearing promissory note in May 2021, providing the Company the ability to borrow up to $2,000,000 (the “Working Capital Loan”). On March 15, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $5,000,000. On September 29, 2022, the Sponsor and the Company amended the Working Capital Loan, providing the Company the ability to borrow up to $8,000,000. If the Company completes an initial Business Combination, the Company will repay the Working Capital Loan out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loan will be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Working Capital Loan. The lender may elect to convert up to $1.5 million of such Working Capital Loan into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. The Company has drawn approximately $3.0 million and $0.9 million under such loans as of December 31, 2022 and 2021, respectively.
Administrative Services Agreement
The Company entered into an agreement with an affiliate of the Sponsor, pursuant to which the Company agreed to pay a total of $7,000 per month for office space, administrative and support services to such affiliate. Upon completion of the initial Business Combination or the liquidation, the Company will cease paying these monthly fees.
The Company incurred approximately $84,000 and $78,000 in general and administrative expenses related to the agreement, which is recognized in the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December, 2022 and 2021 there was $0 and $35,000 in accounts payable related to this agreement.

The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers, directors or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of reasonable out-of-pocket expenses incurred by such persons in connection with activities on the Company’s behalf.
Note 5-Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loan, if any, had registration rights to require the Company to register a sale of any of the Company’s securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock) pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Notwithstanding the foregoing, RBC may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 5,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 1, 2021.
The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $8.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $14.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Consulting Fees
The Company has agreements with third party consultants to provide certain advisory services to the Company relating to the identification of and negotiations with potential Targets, assistance with due diligence, marketing, financial analyses and investor relations, pursuant to which the consultants have agreed to defer their fees and have payment of such fees to be solely contingent on the Company closing an initial Business Combination. As of December 31, 2022 and 2021, the Company has incurred approximately $949,000 and $0 in contingent fees pursuant to these agreements. The Company will recognize an expense for these services when the performance trigger is considered probable, which in this case will occur upon the closing of an initial Business Combination.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
Note 6-Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 7,948,405 and 40,000,000 shares of Class A common stock outstanding, all of which were subject to possible redemption.
The Class A common stock issued in the Initial Public Offering and issued as part of the Over-Allotment Units were recognized in Class A common stock subject to possible redemption as follows:

Gross proceeds from Initial Public Offering	$400,000,000
Less:
Fair value of Public Warrants at issuance	(24,533,330)
Offering costs allocated to Class A common stock subject to possible redemption	(21,284,250)
Plus:
Accretion on Class A common stock subject to possible redemption amount	45,817,580
Class A common stock subject to possible redemption, as of December 31, 2021	$400,000,000
Accretion on Class A common stock subject to possible redemption amount	4,101,927
Redemption of Class A common stock subject to possible redemption amount	(324,362,141)
Class A common stock subject to possible redemption, as of December 31, 2022	$79,739,786
Note 7-Stockholders’ Deficit
Preferred Stock-The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock-The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 7,948,405 and 40,000,000 shares of Class A common stock issued and outstanding, respectively. All shares subject to possible redemption have been classified as temporary equity (see Note 6).
Class F Common Stock-The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 10,000,000 shares of Class F common stock outstanding, after giving retrospective application of the stock dividend as discussed in Note 4. Of the 10,000,000 shares of Class F common stock outstanding at December 31, 2020, up to 1,250,000 shares of Class F common stock were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 1, 2021; thus, these 1,250,000 shares of Class F common stock are no longer subject to forfeiture.
The Amended and Restated Certificate of Incorporation provides that, prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the election of directors during such time. These provisions of the Amended and Restated Certificate of Incorporation may only be amended if approved by holders of at least 90% of the outstanding common stock entitled to vote thereon. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or the applicable rules of the New York Stock Exchange then in effect, holders of the Founder Shares and holders of the Public Shares will vote together as a single class, with each share entitling the holder to one vote.
The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis 20% of the sum of the total number of shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.
Note 8-Warrants
As of December 31, 2022 and 2021, the Company had 13,333,333 Public Warrants and 6,666,667 Private Warrants outstanding, respectively.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance) (the “Newly Issued Price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price. The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor, RBC or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor, RBC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption; and
•if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders
The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.
If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”
Redemption of warrants for Class A common stock:
Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
•if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company send the notice of redemption to the warrant holders;
•if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and
•if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.
The “fair market value” of Class A common stock for the above purpose shall mean the average last reported sale price of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 9-Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
December 31, 2022:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities - Public warrants	$533,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$266,670	$
Working Capital Loan - related party	$—	$—	$2,330,370
December 31, 2021:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - Money market fund	$400,023,684	$—	$—
Liabilities:
Derivative warrant liabilities - Public warrants	$6,933,330	$—	$—
Derivative warrant liabilities - Private placement warrants	$—	$—	$3,666,670
Working Capital loan - related party	$—	$—	$920,000
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants was transferred from a Level 3 measurement to a Level 1 fair value measurement in

March 2021, upon trading of the Public Warrants in an active market. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 to a Level 2 on January 1, 2022, as the key inputs to the valuation model became directly or indirectly observable from the Public Warrants listed price. There were no other transfers between levels of the hierarchy for the years ended December 31, 2022 and 2021.
Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities, as of December 31, 2021.
The initial fair value of the Public Warrants and Private Placement Warrants have each been measured at fair value using a modified Black-Scholes option pricing model. The fair value of the Public Warrants and Private Placement Warrants has subsequently been determined using listed prices in an active market for such warrants. The fair value of the Private Placement Warrants has subsequently been determined by reference to the observable trading price of the Public Warrants, when classified as a Level 2 measurement.
The estimated fair value of the Private Placement Warrants, prior to being a Level 2 measurement, was determined using Level 3 inputs. Inherent in an option pricing simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common shares based on historical volatility of select peer companies’ common shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
Up to $1.5 million in outstanding principal of the Working Capital Loan may be converted, at the lender’s option, into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. The Company has elected the fair value option to account for the borrowings under the Working Capital Loan. The fair value of the working capital loan was estimated utilizing discounted cash flow techniques and a Black-Scholes option model assuming the warrants as the underlying. The traded price of the Public Warrants as of each measurement date was used as a proxy for the underlying warrant price. The time to maturity was estimated based on management’s estimated time to close a Business Combination. The volatility was derived from the traded prices of the Public Warrants. The discounted value of the loan host is based on observable high yield rates and management’s estimated probability of closing a Business Combination.
As of December 31, 2022, all funds in the Trust Account are held as cash.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

December 31, 2021
Derivative Warrant Liabilities:
Exercise price	$11.50
Stock price	$9.73
Term (years)	5
Volatility	10.5%
Risk-free rate	1.44%

	December 31, 2022	December 31, 2021
Working Capital Loan:
Warrant price	$0.04	$0.55
Volatility	0.01%	9.00%
Risk-free rate	3.99%	1.37%
Discount rate	15.76%	7.96%
Probability of Business Combination	80.00%	100.00%
Term (years)	0.25	1.00
The change in the fair value of Level 3 derivative warrant liabilities for the years ended December 31, 2022 and 2021, is summarized as follows:

	Derivative Warrant Liabilities	Working Capital Loans- Related Party
Level 3 - Instruments January 1, 2021	$—	$—
Issuance of Public and Private Placement Warrants	38,400,000	—
Transfer of Public Warrants to Level 1	(24,533,330)	—
Change in fair value of derivative warrant liabilities	(10,200,000)	—
Borrowings of working capital loan - related party	—	920,000
Level 3 - Instruments at December 31, 2021	3,666,670	920,000
Transfer of Private Placement Warrants from Level 3 to Level 2	(3,666,670)	—
Borrowings of working capital loan - related party	—	2,100,000
Change in fair value of working capital loan - related party	—	(689,630)
Level 3 - Instruments at December 31, 2022	—	2,330,370
Note 10-Income Taxes
The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. Income tax expense for the years ended December 31, 2022 and 2021 was approximately $1.1 million and $0, respectively.
The income tax provision (benefit) consists of the following:

	December 31, 2022	December 31, 2021
Current
Federal	$1,055,679	$—
State	—	—
Deferred
Federal	(348,546)	(1,572,412)
State	—	—
Valuation allowance	348,546	1,572,412
Income tax provision	$1,055,679	$—

The Company’s net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Start-up/Organization costs	$708,381	$926,801
Net operating loss carryforwards	—	645,611
Total deferred tax assets	708,381	1,572,412
Valuation allowance	(708,381)	(1,572,412)
Deferred tax asset, net of allowance	$—	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At December 31, 2022 and 2021, the valuation allowance was approximately $708,000 and $1.6 million, respectively.
There were no unrecognized tax benefits as of December 31, 2022 and 2021. No amounts were accrued for the payment of interest and penalties at December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of derivative warrant liabilities	(19.0)%	(28.0)%
Transaction costs allocated to derivative warrant liabilities	0.0%	1.7%
Merger costs	5.0%	(3.4)%
Change in valuation allowance	3.2%	8.8%
Income Taxes Benefit	10.2%	0.0%
Note 11-Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date the consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than the below, that would have required adjustment or disclosure in the consolidated financial statements.
In connection with the Extension, the Sponsor agreed that it would forfeit for no consideration 5,000,000 shares of Class F common stock in connection with the Extension, which shares of Class F common stock will be cancelled. The Forfeiture occurred on January 30, 2023.
In January 2023, the Company drew an additional $900,000 on the Working Capital Loan.
On January 30, 2023, the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline from February 1, 2023 to March 1, 2023.
In February 2023, the Company drew an additional $500,000 on the Working Capital Loan.

On February 24, 2023, the Company deposited $476,904 into the Trust Account in order to extend the business combination deadline from March 1, 2023 to April 1, 2023.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash	$4,376,594	$5,480,960
Accounts receivable, less allowance for doubtful accounts of $11,642 and $30,429 as of June 30, 2023 and December 31, 2022, respectively	129,580	317,423
Inventory	14,418,990	13,532,475
Inventory deposits	2,466,837	5,182,045
Prepaid expenses and other current assets	272,969	368,117
Total current assets	21,664,970	24,881,020
Property and equipment, net	1,512,202	1,422,293
Right of use assets	3,718,370	3,241,705
Deposits	131,257	109,539
Total assets	$27,026,799	$29,654,557
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Current portion of loan payable	$—	$11,377,297
SAFE notes	35,110,000	51,600,000
Accounts payable	2,023,031	1,377,123
Warrants liability	4,818,186	14,114,411
Accrued expenses and other current liabilities	5,575,104	6,173,336
Total current liabilities	47,526,321	84,642,167
Convertible note payable	8,500,000	5,000,000
Cumulative mandatorily redeemable Series B preferred stock liability	6,913,306	—
Other long-term liabilities	2,906,079	2,503,038
Total liabilities	65,845,706	92,145,205
Commitments and contingencies (Note 7)
Mezzanine equity:
Preferred stock, aggregate redemption amount of $24,931,819 and $23,998,870 as of June 30, 2023 and December 31, 2022, respectively	34,792,203	34,792,203
Stockholders’ deficit:
Common stock, issued and outstanding 591,760,547 and 242,302,003 shares as of June 30, 2023 and December 31, 2022, respectively	59,176	24,230
Additional paid-in capital	24,834,780	7,686,612
Accumulated deficit	(98,504,784)	(104,993,411)
Accumulated other comprehensive loss	(282)	(282)
Total stockholders’ deficit	(73,611,110)	(97,282,851)
Total liabilities, mezzanine equity and stockholders’ deficit	$27,026,799	$29,654,557
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net revenues	$43,769	$4,549,342	$184,945	$9,346,335
Cost of goods sold	394,243	4,155,538	1,067,752	8,336,375
Gross (loss) profit	(350,474)	393,804	(882,807)	1,009,960
Operating expenses:
Research and development	1,067,446	882,460	2,136,310	1,815,293
Sales and marketing	994,798	998,608	2,213,802	1,880,786
General and administrative	4,709,435	2,519,918	9,428,570	4,349,421
Total operating expenses	6,771,679	4,400,986	13,778,682	8,045,500
Loss from operations	(7,122,153)	(4,007,182)	(14,661,489)	(7,035,540)
Other expense (income):
Interest expense	985,311	258,439	2,001,081	305,219
Unrealized fair value adjustments	(27,260,256)	22,097,809	(25,786,225)	26,958,428
Other expense, net	2,631,249	122	2,635,028	1,436
Income (loss) before income taxes	16,521,543	(26,363,552)	6,488,627	(34,300,623)
Income tax expense	—	—	—	—
Net income (loss)	16,521,543	(26,363,552)	6,488,627	(34,300,623)
Cumulative preferred stock dividends	473,499	423,507	932,949	831,439
Net income (loss) attributable to common stockholders	$16,048,044	$(26,787,059)	$5,555,678	$(35,132,062)
Net income (loss) per share attributable to common stockholders—basic	$0.05	$(0.13)	$0.02	$(0.18)
Net income (loss) per share attributable to common stockholders—diluted	$0.01	$(0.13)	$0.00	$(0.18)
Weighted average number of shares of common stock outstanding—basic	292,800,860	202,011,699	257,334,845	200,700,960
Weighted average number of shares of common stock outstanding—diluted	3,156,751,903	202,011,699	3,148,785,358	200,700,960
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY
(unaudited)

	Seed Preferred		Seed-1 Preferred		Seed-2 Preferred		Additional Paid- in Capital	Total Mezzanine Equity
	Shares	Par	Shares	Par	Shares	Par
Balance at December 31, 2021 and March 31, 2022	1,291,360,108	$1,291,360	210,977,985	$210,978	597,604,267	$597,604	$22,066,270	$24,166,212
Shares issued in connection with warrant exercises	80,792,496	80,792	—	—	—	—	10,545,199	10,625,991
Balance at June 30, 2022, December 31, 2022 and June 30, 2023	1,372,152,604	$1,372,152	210,977,985	$210,978	597,604,267	$597,604	$32,611,469	$34,792,203
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(unaudited)

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at December 31, 2022	242,302,003	$24,230	$7,686,612	$(104,993,411)	$(282)	$(97,282,851)
Shares issued for common stock	1,618,333	162	26,178	—	—	26,340
Stock-based compensation	—	—	1,515,816	—	—	1,515,816
Net loss	—	—	—	(10,032,916)	—	(10,032,916)
Balance at March 31, 2023	243,920,336	$24,392	$9,228,606	$(115,026,327)	$(282)	$(105,773,611)
Shares issued for common stock	347,840,211	34,784	14,325,738	—	—	14,360,522
Stock-based compensation	—	—	1,280,436	—	—	1,280,436
Net income (loss)	—	—	—	16,521,543	—	16,521,543
Balance at June 30, 2023	591,760,547	$59,176	$24,834,780	$(98,504,784)	$(282)	$(73,611,110)

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at December 31, 2021	217,588,804	$21,759	$5,296,155	$(52,644,152)	$(282)	$(47,326,520)
Shares issued for common stock	7,261,459	726	1,621	—	—	2,347
Stock-based compensation	—	—	138,007	—	—	138,007
Net loss	—	—	—	(7,937,071)	—	(7,937,071)
Balance at March 31, 2022	224,850,263	$22,485	$5,435,783	$(60,581,223)	$(282)	$(55,123,237)
Shares issued for common stock	5,000,000	500	11,634	—	—	12,134
Stock-based compensation	—	—	339,821	—	—	339,821
Net loss	—	—	—	(26,363,552)	—	(26,363,552)
Balance at June 30, 2022	229,850,263	$22,985	$5,787,238	$(86,944,775)	$(282)	$(81,134,834)
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$6,488,627	$(34,300,623)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	2,796,252	477,828
Accretion of discount and dividends on cumulative mandatorily redeemable Series B preferred stock	127,104	—
Unrealized fair value adjustments	(25,786,225)	26,958,428
Depreciation and amortization	80,816	87,908
Amortization of right of use assets	311,099	107,299
Write-off of inventory deposits	2,657,281	—
Changes in assets and liabilities:
Accounts receivable, net	187,843	(1,316,689)
Inventory	(886,515)	(2,951,657)
Inventory deposits	57,927	(1,130,348)
Prepaid expenses and other current assets	95,148	166,376
Deposits	(21,718)	(888,164)
Accounts payable	645,908	315,653
Accrued expenses and other current liabilities	(649,655)	945,445
Other long-term liabilities	(269,444)	118,342
Net cash used in operating activities	(14,165,552)	(11,410,202)
Cash flows from investing activities:
Acquisition of property and equipment	(170,724)	(599,195)
Other	(3,008)	(1,481)
Net cash used in investing activities	(173,732)	(600,676)
Cash flows from financing activities:
Proceeds from loan payable	—	11,200,000
Payments on loans payable and note conversions	(3,584,989)	(822,743)
Proceeds from convertible note payable	3,500,000	—
Proceeds from issuance of cumulative mandatorily redeemable Series B preferred stock	4,283,591	—
Proceeds from conversion of warrants for preferred stock	—	693,000
Proceeds from issuance of common stock	9,066,316	64,002
Other	(30,000)	(30,000)
Net cash provided by financing activities	13,234,918	11,104,259
Net decrease in cash	(1,104,366)	(906,619)
Cash, beginning of period	5,480,960	12,730,198
Cash, end of period	$4,376,594	$11,823,579

	Six Months Ended June 30,
	2023	2022
Supplemental disclosures of cash flow information:
Interest paid	$3,669,357	$81,557
Taxes paid	$—	$—
Right-of-use assets obtained in exchange for lease obligations	$787,764	$1,200,086

Supplemental disclosure of non-cash notes conversion agreements:
Decrease in loans payable	$(11,377,297)	$(822,743)
Non-cash principal portion converted to cumulative mandatorily redeemable Series B preferred stock and common stock	7,792,308	—
Total principal payments on loan payable	$(3,584,989)	$(822,743)

Increase in carrying value from issuance of cumulative mandatorily redeemable Series B preferred stock	$6,786,202	$—
Non-cash portion converted to cumulative mandatorily redeemable Series B preferred stock	(2,502,611)	—
Total cash proceeds from issuance of cumulative mandatorily redeemable Series B preferred stock	$4,283,591	$—

Increase in carrying value from issuance of common stock	$14,356,013	$64,002
Non-cash portion allocated to common stock from note conversion agreements	(5,289,697)	$—
Total cash proceeds from issuance of common stock	$9,066,316	$64,002
See accompanying notes to Condensed Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
1. Organization and Description of Business
Electriq Power, Inc. (“Electriq,” “Electriq Power,” or the “Company,”) is a leading energy solutions provider that designs, develops, manages, delivers and services integrated energy storage systems for residential applications primarily in North America. Electriq Power was formed as a Delaware Corporation in August 2014.
The Company sells its integrated energy storage systems through a network of channel partners, including solar and electrical distributors and installation companies, utility companies, municipalities, community choice aggregators and homebuilders, as well as through partnerships with large strategic corporations where they rebrand the Company’s products (“white-label”).
Electriq’s wholly owned subsidiaries are Electriq Power Labs, Inc., formed in Canada in June 2016 and closed in January 2021, EIQP Limited, formed in Hong Kong in December 2016 and closed in July 2021, Parlier Home Solar, LLC, formed in California in April 2021, and Santa Barbara Home Power Program, LLC, formed in California in September 2022. Electriq has an 80% owned subsidiary, Electriq Microgrid Services LLC, formed in Delaware in May 2022.
On November 13, 2022, the Company entered into a Merger Agreement, which was amended by the First Amendment to Merger Agreement dated December 23, 2022, the Second Amendment to Merger Agreement dated March 22, 2023 and the Third Amendment to Merger Agreement dated June 8, 2023 (the “Merger Agreement”), with a publicly-traded special purpose acquisition company (“SPAC”), TLG Acquisition One Corp. (“TLG”). Following completion of the contemplated transactions by the Merger Agreement (the “Business Combination”), the separate corporate existence of the Company will cease and the Company equity holders will become equity holders of TLG, which will change its name to Electriq Power Holdings, Inc. and will be led by existing Company management. The Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Under this method of accounting, TLG will be treated as the “acquired” company and the Company as the “accounting acquirer” for financial reporting purposes. The transaction Business Combination closed on July 31, 2023. See Note 14.
The Third Amendment to Merger Agreement includes references to the following Private Capital Raise:
As conditions to closing, the Merger Agreement requires that: (i) within 72 hours after TLG receives comments from the Securities and Exchange Commission (the “SEC”) on Amendment No. 3 to TLG’s Registration Statement on Form S-4 (the “S-4”), the Company shall receive net cash proceeds of at least $3,000,000 from the sale of equity securities to an executive of TLG (“SPAC Executive”) and net cash proceeds of at least $3,000,000 from the sale of equity securities to third parties, and within 24 hours after the SEC declares the S-4 effective, the Company shall receive net cash proceeds of at least $4,500,000 from the sale of equity securities to the SPAC Executive and net cash proceeds of at least $1,500,000 from the sale of equity securities to third parties; (ii) the Company shall have converted an aggregate amount of $10,130,000, including accrued interest, of Shareholder Notes (as defined in the Merger Agreement) from management or significant equity investors that are currently included in loans payable into equity securities of the Company; and (iii) TLG or the Company shall have received net cash proceeds from the sale of equity securities to the SPAC Executive of at least $5,000,000 and net cash proceeds from the sale of equity securities to third parties of at least $1,500,000. See further discussion in Notes 5, 8 and 10.
As disclosed in Note 5, on June 8, 2023, certain notes conversion agreements (the “Notes Conversion Agreement”) were executed between the Company and various noteholders whereby the noteholders have agreed that the currently outstanding aggregate principal amounts of existing notes of the Company to those noteholders (the “Notes”), included in loans payable, totaling approximately $7.8 million, and all accrued but unpaid interest on the Notes of approximately $2.3 million shall automatically convert into securities of the Company, upon the execution of the Notes Conversion Agreements.

As disclosed in Notes 8 and 10, with respect to subscription agreements signed in June 2023, including the $18.1 million of Pre-Closing Financings (as defined in the S-4), a total of $11.0 million of Pre-Closing Financings was received through June 30, 2023 from the SPAC Executive in the amount of $5.5 million and from other investors in the amount of $5.5 million, including $3.0 million each received from the SPAC Executive and from other investors, respectively, on June 23, 2023 and $2.5 million each received from the SPAC Executive and from other investors, respectively, earlier in June 2023. The remaining $7.1 million of the Pre-Closing Financings was received subsequent to June 30, 2023, in July 2023, after the SEC declared the S-4 effective with $4.5 million received from the SPAC Executive and $2.6 million received from other investors. See Note 14 for a subsequent events update.
The Company’s fiscal year begins on January 1 and ends on December 31.
2. Summary of Significant Accounting Policies
Basis of Reporting
The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, and pursuant to the rules and regulations of the SEC. In the opinion of management, the information furnished herein reflects all adjustments necessary for a fair statement of the financial position and results of operations for the interim periods presented. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. Results for interim periods should not be considered indicative of results for the full year.
The Unaudited Condensed Consolidated Financial Statements presented herein have been prepared by the Company in accordance with the accounting policies described in its December 31, 2022 Consolidated Financial Statements and should be read in conjunction with the Notes to Consolidated Financial Statements which appear herein.
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of Electriq, its wholly-owned subsidiaries and its 80% owned subsidiary for which it has controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation.
The Company’s revenues, expenses, assets and liabilities are primarily denominated in U.S. dollars, and as a result, the Company has adopted the U.S. dollar as its functional and reporting currency.
Going Concern
The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. Through June 30, 2023, the Company has incurred recurring losses from operations and negative operating cash flows, and as of June 30, 2023 has recorded an accumulated deficit and a working capital deficit of $98,504,784 and $25,861,351, respectively. In December 2022, the Company received a notice from its major customer, Kohler Co. (“White-Label Provider”), of its intent to terminate its contract. While the Company has continuously asserted that it has not breached the agreement, on May 19, 2023, it entered into a settlement with the customer. As a result, the Company experienced a significant decline in revenue during the three and six months ended June 30, 2023, which is consistent with its revised forecast for the year ending December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
The continuation of the Company as a going concern is dependent upon improving its profitability through the introduction of new products and service offerings, including the successful execution of its sustainable communities network and microgrid offerings from customer agreements entered into in 2022 and 2023, as well as the continuing financial support from its stockholders or other debt or capital sources. The Company is currently evaluating strategies to obtain the additional required funding in 2023 for its future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. For example, as reflected in Note 1, funds received as part of the Pre-Closing Financings and Notes Conversion Agreements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.
These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities and reported expenses that may result if the Company is not able to continue as a going concern.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include the useful lives of property and equipment; allowances for doubtful accounts; inventory; stock-based compensation; warrants; derivatives; preferred stock; Simple Agreement for Future Equity (“SAFE”) notes; convertible notes; income taxes; and reserves for warranties.
Comprehensive Loss
The Company applies Accounting Standards Codification Topic (“ASC”) Topic 220 (Reporting Comprehensive Income) which requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. For the three and six months ended June 30, 2023 and 2022, the Company had no unrealized gains or losses.
Segment Information
ASC 280-10, Segment Reporting (“ASC 280-10”), establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. ASC 280-10 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. During the three and six months ended June 30, 2023 and 2022, the Company sold its integrated energy storage systems through its partners and operated as one segment. Therefore, the consolidated information disclosed herein also represents all the financial information related to the Company’s operating segment.
Inventory
Inventory consists entirely of finished goods. The Company’s reserve for inventory obsolescence and slow-moving items was $1,348,621 and $976,881 as of June 30, 2023 and December 31, 2022, respectively. Inventory deposits consist of prepayments to vendors to secure an adequate supply of required future inventory purchases for a limited period of time, as needed. Associated with the settlement with the White-Label Provider, as described in Note 7, during the three months ended June 30, 2023, the Company wrote-off $2,657,281 of specific White-Label Provider related inventory deposits, resulting in a one-time charge to other expense, net, as when the inventory is returned, as per the settlement agreement, the Company will no longer be able to utilize the deposits.

Revenue Recognition
Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount the Company expects in exchange for those goods or services. The Company has contracts with customers which cover the products and services to be delivered, and specify the prices for products and services.
The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of the Company’s products; 2) installation of Company’s products; and 3) ad-hoc engineering services.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.
Product net revenue includes sales of energy storage systems and sales of installed energy storage solutions to homeowners.
The Company sells energy storage systems to installers and distributors, for which revenues are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.
The Company sells installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $4,658 and $287,222 in the three months ended June 30, 2023 and 2022, respectively, and $27,185 and $327,782 in the six months ended June 30, 2023 and 2022, respectively, and is included in product net revenue. See Note 3.
Ad-hoc engineering services are recognized at a point in time as the specified service is delivered to the customer.
On March 13, 2023, the Company entered into a multi-year agreement with EverBright, LLC, a subsidiary of a major U.S. clean-energy company to provide the Company financing to support the implementation of sustainable community networks throughout California. The provider company, founded by one of the largest investors in clean energy infrastructure, provides a platform that designs, proposes and finances solar and energy storage projects nationwide. The agreement provides the Company with the exclusive right to install systems for the first 8,000 customers that execute qualifying power purchase agreements under the sustainable community networks program. Following the 30 month anniversary of the arrangement, either party may terminate this agreement upon 60 days prior notice to the other party. The agreement provides that the Company will design and propose systems for approval by the clean-energy company based upon customer agreements with each customer. Upon approval by the clean-energy company, each system is then installed by the Company at a purchase price specified in the agreement, with the clean-energy company, as the purchaser of the system, making progress payments to the Company after achievement of certain milestones. The Company’s providers’ expertise in the energy sector and their software platform will enable the Company to jointly provide potential grid services and expand access to more communities. This arrangement includes multiple performance obligations, including installed systems, grid services and software license revenues. Revenue from installed systems will be recognized over time following the output method, as systems are installed after control has transferred to the customer. Grid services revenue will be recognized over time as the services are performed. Software license revenue is not significant to the arrangement. There were no revenues generated on this arrangement during the three and six months ended June 30, 2023 or in any prior periods.

The Company is currently in the project qualification approval and installation stages of implementation for several residential customers in Santa Barbara, California, and expects to begin recognizing revenue on this arrangement in the three months ending September 30, 2023.
Revenues are recorded net of estimated allowances and discounts based upon historical experience and current trends at the time revenue is recognized. The Company has elected to exclude sales tax from the transaction price.
The Company has elected to adopt the practical expedient which allows goods and services which are immaterial in the context of the contract to become part of other performance obligations in an arrangement.
Contract costs
As a practical expedient, the Company expenses as incurred costs to obtain contracts as the amortization period would have been one year or less. These costs include our internal sales force and are recorded within sales and marketing expense in the Company’s condensed consolidated statements of operations.
Net Income (Loss) Per Share
The Company accounts for net income (loss) per share in accordance with ASC 260-10, Earnings Per Share, which requires presentation of basic and diluted earnings per share (“EPS”) on the face of the condensed consolidated statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.
The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered its pre-2023 preferred stock, as defined in Note 9, to be a participating security as the holders share equally in dividends with any other class or series of capital stock of the Company, in addition to being entitled to receive cumulative dividends payable only if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock.
Under the two-class method, basic net income (loss) per share attributable to common stockholders was calculated by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the pre-2023 preferred stock as the holders of such preferred stock do not have a contractual obligation to share in losses, which is consistent with the if-converted method of calculation. Diluted net income (loss) per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, pre-2023 convertible preferred stock, stock options, convertible debt, SAFE notes, cumulative mandatorily redeemable Series B preferred stock and warrants to purchase pre-2023 convertible preferred stock and common stock were considered potentially dilutive securities, but have been excluded from the calculation of diluted net loss per share attributable to common stockholders for periods reported prior to June 30, 2023, as their effect was anti-dilutive in those prior periods. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the three and six months ended June 30, 2022.
The shares underlying the following outstanding instruments are excluded from the calculation of weighted average diluted shares because their inclusion would have been anti-dilutive for the three and six months ended June 30:

2022
Stock options	127,414,568
Common stock warrants	238,920,875
Pre-2023 Convertible preferred stock	2,576,042,979
Total	2,942,378,422

The Company reported net income attributable to common stockholders for the three and six months ended June 30, 2023. The following reconciles the weighted average number of shares of common stock outstanding—basic to the weighted average number of shares of common stock outstanding—diluted, as used in the calculation of net income per share attributable to common stockholders—basic and diluted in the Company’s condensed consolidated statements of operations:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Weighted average number of shares of common shares outstanding—basic	292,800,860	257,334,845
Stock options	106,085,533	109,746,272
Cumulative mandatorily redeemable Series B preferred stock	144,541,189	144,541,189
Common stock warrants	37,281,342	61,120,073
Pre-2023 Convertible preferred stock	2,576,042,979	2,576,042,979
Weighted average number of shares of common stock outstanding—diluted	3,156,751,903	3,148,785,358
Construction in Process
The Company accounts for assets under development for future revenue generation as part of construction in process. These systems take up to three months to construct in a steady state, from start to finish, up to the receipt of a “permission-to-operate” (“PTO”) a system that is required in order to start billing a customer for services to be provided. These assets will be placed in service to begin depreciation once a completed PTO is received.
Recent Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. ASU 2020-06 also amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The new standard is effective for non-public entities in fiscal years beginning after December 15, 2023, and interim periods within those years. The Company does not expect the adoption of this new accounting pronouncement to have a material impact on the condensed consolidated financial statements.
The Company expects it would qualify as an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
3. Revenue
The Company’s net revenue was comprised of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Product net revenue	$43,769	$4,549,342	$184,945	$9,346,335
Total net revenue	$43,769	$4,549,342	$184,945	$9,346,335
For the three and six months ended June 30, 2023 and 2022, all sales were to customers in North America.
As of June 30, 2023 and December 31, 2022, gross accounts receivable from customers was $141,222 and $347,852, respectively, before allowances.

Deferred revenues consist of contract liabilities for advance payments received from customers for the Company’s products. Deferred revenues are classified as short-term and long-term based on the period in which revenues are expected to be recognized. As of June 30, 2023 and December 31, 2022, the Company had recorded $80,164 and $192,012, respectively, in accrued expenses and other current liabilities, with the long-term balance of $436,860 as of both June 30, 2023 and December 31, 2022 in other long-term liabilities, as shown in the condensed consolidated balance sheets. The Company’s activity in deferred revenue was comprised of the following for the six months ended June 30:

	2023	2022
Balance at beginning of period	$628,872	$446,360
Billings	73,097	9,520,180
Revenue recognized	(184,945)	(9,346,335)
Balance at end of period	$517,024	$620,205
Estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied at the end of the reporting period are as follows:

Year ending December 31,
Balance of 2023	$77,772
2024	48,540
2025	48,540
2026	48,540
2027	48,540
Thereafter	245,092
Total deferred revenue	$517,024
4. Property and Equipment, net
Property and equipment, net, consist of the following as of:

	June 30,	December 31,
	2023	2022
Computer	$12,321	$12,321
Office equipment	300,250	281,250
Machinery	562,106	523,050
Leasehold improvements	105,614	105,614
Construction in progress	848,754	737,131
Total property and equipment	1,829,045	1,659,366
Less accumulated depreciation and amortization	(316,843)	(237,073)
Property and equipment, net	$1,512,202	$1,422,293
Depreciation and amortization of property and equipment of $40,460 and $41,533 was recorded for the three months ended June 30, 2023 and 2022, respectively, and $80,816 and $87,908 was recorded for the six months ended June 30, 2023 and 2022, respectively.
5. Indebtedness
a.Convertible Notes Payable
On December 23, 2022, the Company entered into an amended and restated securities purchase agreement (the “SPA”) with the SPAC Executive described in Note 1 above, which provided for the SPAC Executive’s obligation to provide funding to the Company up to a maximum amount of $8.5 million, provided that the Company had satisfied the conditions for closing under the SPA or the SPAC Executive had waived those conditions. On March 22, 2023, the Company entered a first amendment to the SPA with the SPAC Executive. Pursuant to the SPA, and the first amendment to the SPA, the Company issued to the SPAC Executive two secured convertible promissory notes (the “SPAC Executive Notes”) in the aggregate amount of $8.5 million. The initial $5.0 million funding under the SPA was received on December 30, 2022. The remaining $3.5 million funding was received from the SPAC Executive on March 30, 2023. The SPAC Executive Notes issued bear interest at a simple rate of 14% per annum, payable quarterly in cash. Funding under the securities purchase agreement were subject to certain conditions.
The SPAC Executive Notes are secured, and are payable in full 24 months following the issuance of the notes. The SPAC Executive Notes are senior to all current and future indebtedness of the Company, except they are subordinated to the Company Revolver and pari passu to certain Company stockholder debt. The notes are also senior to certain Company stockholder debt; provided that such Company stockholder debt can be paid at maturity assuming no event of default has occurred under the SPAC Executive Notes. If not converted in connection with the merger agreement described in Note 1 above, the SPAC Executive Notes will be assumed by the new Electriq entity resulting from the merger.
The SPAC Executive has the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the convertible notes into shares of common stock of the Company or its successor in interest in the event of (i) a future issuance of equity securities for the purpose of raising capital of at least $20 million; (ii) an acquisition of the Company or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including initial public offering (“IPO”), direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the SPAC Executive Note remains outstanding. Further, feature (v) states that if an Acquisition Transaction occurs before the repayment or conversion of the SPAC Executive Notes into conversion shares, the Company will pay to the SPAC Executive at the closing of the Acquisition Transaction if the SPAC Executive elects not to convert the SPAC Executive Notes in connection with such Acquisition Transaction an amount equal to any unpaid accrued interest plus two times the outstanding principal amount of the SPAC Executive Notes. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of the Company. SPAC Executive will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. The SPAC Executive Notes will have events of default that are customary for similar instruments.
The Company has evaluated each of the features and has concluded that the Capital Market Transaction is the most predominant outcome of all the possible features of this instrument, as the Company is currently in negotiations to enter into a SPAC transaction expected to close in the next three months. As consummation of a merger with a SPAC is in the Company’s control, management believes that ASC 480 is not applicable until the merger occurs. As the SPAC Executive Notes are not accounted for under ASC 480, the Company continued its assessment to determine the nature of the host and the accounting for the embedded features under other relevant guidance. The SPAC Executive Notes included one embedded conversion feature for which ASC 815 required the Company to bifurcate and separately account for the conversion feature as an embedded derivative, and carry the embedded derivative on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. Since feature (v) described above would include a large premium, it is not considered to be clearly and closely related to the debt host. The fair value of the derivative liability as of June 30, 2023 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.
On June 8, 2023, a Notes Conversion Agreement was executed by and among the Company, TLG and the SPAC Executive whereby the parties have agreed that simultaneous with the closing of the merger described in Note 1 above, pursuant to the terms and conditions of the Merger Agreement, the SPAC Executive Notes will automatically convert into securities of the new public entity, upon which the SPA and the SPAC Executive Notes will be terminated including any rights of conversion set forth therein, and shall be cancelled. SPAC Executive also agreed that $8,500,000, the currently outstanding aggregate principal amount of the SPAC Executive Notes, and all accrued but unpaid interest on the SPAC Executive Notes shall automatically convert into securities of the new public entity simultaneously with the closing of the merger.
On November 2, 2021, the Company borrowed $2,000,000 bearing interest at 10% per annum. Interest expense of $33,472 was recorded in 2021 and added to the principal balance of the loan. The loan was repayable in twelve monthly installments of $178,775, representing both interest and principal, beginning in January 2022. As of June 30, 2023 and December 31, 2022, the balance was $0 and $177,297, respectively.
In June 2022, the Company borrowed $11,200,000, of which $5,100,000 was borrowed from management or significant equity investors, bearing simple interest at 2%, accrued monthly. The loans were repayable in twelve months. The amount owed was equal to (i) the balance outstanding and all accrued interest, plus (ii) a one-time prepayment fee equal to 6% of the balance outstanding.
On June 8, 2023, additional Notes Conversion Agreements were executed between the Company and various noteholders whereby the noteholders have agreed that the currently outstanding aggregate principal amounts of the notes, included in loans payable, totaling approximately $7.8 million, and all accrued but unpaid interest on the notes of approximately $2.3 million shall automatically convert into securities of the Company, upon the execution of these agreements. Conversions of approximately $10.1 million of loans payable, including accrued interest (exclusive of the SPAC Executive Notes), resulted in the issuance of 166,585,379 shares of Electriq common stock, including additional shares of Electriq common stock issued to noteholders as an incentive to convert, and 66,644,737 shares of Electriq cumulative mandatorily redeemable Series B preferred stock as an incentive prior to Closing. See further discussion surrounding the cumulative mandatorily redeemable Series B preferred stock in Note 8.
The Company determined the total fair value received of $21.1 million of funds received in June 2023 for the Pre-Closing Financings and Notes Conversion Agreements for each transaction was equivalent to the cash amount paid by the investors in exchange for the stock (i.e., $11.0 million in Pre-Closing Financings and $10.1 million in Notes Conversion Agreements). See further discussion in Notes 8 and 10.
During June 2023, all remaining loans payable balances that were not included in the Notes Conversion Agreements, including a total remaining cumulative principal balance of approximately $3.4 million, plus accrued interest, were repaid to noteholders that elected not to convert their respective notes.
As of June 30, 2023, all outstanding loans payable of $11.2 million were either converted or repaid. The only outstanding Company indebtedness as of June 30, 2023 was the $8.5 million in convertible SPAC Executive Notes.
The following summarizes the maturities of the convertible note payable as of June 30, 2023:

Balance of 2023	$—
2024	5,000,000
2025	3,500,000
Total loans and convertible note payable	$8,500,000
b.SAFE Notes
During the year ended December 31, 2021, the Company executed SAFE arrangements. The SAFE notes are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined the SAFE notes contained a liquidity event provision that embodied an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. Accordingly, the Company recorded the SAFE notes as a liability under ASC 480 and re-measures fair value at the end of each reporting period, with changes in fair value reported in operations.
The fair value of the SAFE notes was estimated using a probability weighted value method based on the total present value of cash flows, utilizing a 20% discount rate, plus the additional upside from the fixed price conversions for each of the scenarios. The unobservable inputs for the fixed price conversions were based on probabilities that the SAFE notes would convert upon either a (i) financing, (ii) liquidity event due to a sale, or (iii) liquidity event from going public. Decreases in the fair value of SAFE notes resulted in remeasurement gains of $16,750,000 and $16,490,000 for the three and six months ended June 30, 2023, respectively. The decreases in the fair value of SAFE notes as of June 30, 2023 were primarily the result of the fair value of equity in an initial public offering scenario based on estimated TLG proceeds to existing Electriq stockholders (excluding current cumulative mandatorily redeemable Series B preferred stock and common stock financing round) of $275 million and discounted to present value, as compared to prior valuations which considered $495 million of estimated TLG proceeds. The fixed price conversions under the various scenarios were calculated using the following assumptions:

	June 30, 2023	December 31, 2022
Term	0.8 - 2.0 years	0.3 - 2.0 years
Risk-free interest rate	4.81% - 5.33%	4.36% - 4.67%
Volatility	65% - 75%	75% - 85%
Between May 2021 and October 2021, the Company issued a series of SAFE notes in an aggregate principal amount of $8,906,788 to investors, of which $7,229,245 were issued to management or significant equity investors, which provide the investors with a right to obtain shares of preferred stock upon the occurrence of certain events. The fair value of the SAFE notes on the date of issuance was determined to equal the proceeds received by the Company. As of June 30, 2023 and December 31, 2022, the fair value of the SAFE notes were $14,670,000 and $22,750,000, respectively. For the three months ended June 30, 2023 and 2022, the Company recorded a gain of $8,430,000 and a loss of $6,194,000, respectively, and for the six months ended June 30, 2023 and 2022, the Company recorded a gain of $8,080,000 and a loss of $8,131,000, respectively, within other expense (income) in the condensed consolidated statements of operations related to fair value adjustments for these SAFE notes.
In November 2021, the Company issued a second series of SAFE notes in an aggregate principal amount of $16,300,000 to investors, of which $15,000,000 were issued to significant equity investors. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE notes. These warrants provided the SAFE investors with the ability to obtain shares of common stock of the Company equal to the amount of the SAFE investment divided by a defined exercise price. See Note 12. As of June 30, 2023 and December 31, 2022, the fair value of the SAFE notes were $20,440,000 and $28,850,000, respectively. For the three months ended June 30, 2023 and 2022, the Company recorded a gain of $8,320,000 and a loss of $6,241,000, respectively, and for the six months ended June 30, 2023 and 2022, the Company recorded a gain of $8,410,000 and a loss of $8,148,000, respectively, within other expense (income) in the Condensed Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of:

	June 30,	December 31,
	2023	2022
Warranty reserve	$620,437	$832,283
Employee compensation and benefits	1,626,512	629,773
Deferred revenue	80,164	192,012
Accrued interest	297,499	1,961,477
Lease liability	590,764	347,131
Other accrued expenses and current liabilities	2,359,728	2,210,660
Accrued expenses and other current liabilities	$5,575,104	$6,173,336
Estimated costs related to product warranties are accrued at the time products are sold. In estimating its future warranty obligations, the Company considers various factors, including the Company’s historical warranty costs, warranty claim lag, and sales. The following table provides a reconciliation of the activity related to the Company’s warranty reserve for the six months ended June 30:

	2023	2022
Balance at the beginning of period	$832,283	$1,029,862
Provision for warranty expense	3,421	187,499
Warranty costs paid	(215,267)	(323,569)
Balance at end of period	$620,437	$893,792
The provision for warranty expense is included within cost of goods sold in the Condensed Consolidated Statements of Operations.
7. Commitments and Contingencies
a.Operating Leases
Right of use (“ROU”) assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception a lease exists. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate leases. For purposes of determining the lease term used in the measurement of operating lease ROU assets and operating lease liabilities, we include the non-cancelable period of the lease together with those periods covered by the option to extend the lease if we are reasonably certain to exercise that option, the periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option, and the periods covered by the option to extend (or to not terminate) the lease in which exercise of the option is controlled by the lessor. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have elected to separate lease and non-lease components.
The Company leases various warehouse and office spaces under non-cancelable lease agreements. Certain of these leases have renewal options, provide for future rent escalations and also oblige the Company to pay the cost of maintenance, insurance and property taxes. Leases with an initial term of 12 months or less are not recognized in the Condensed Consolidated Balance Sheets.
On January 1, 2022, the Company modified its existing short-term lease for warehouse and office space in California to extend the term and obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842 as of that date. This lease has 5 separate 1 year renewal options, of which the first three have been deemed to be reasonably certain of exercise and are considered in the ROU asset and corresponding lease liability. The total minimum lease payments committed over its 4 year non-cancelable lease term is approximately $1.7 million. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On January 19, 2022, the Company entered into a new lease in West Palm Beach, Florida for office space with approximately $1.4 million in total minimum lease payments committed over its 5-year non-cancelable lease term. There is an option to extend the lease for five more years; however, we are not reasonably certain to exercise this option, so the non-cancelable lease term was determined to be 5 years. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On September 23, 2022, the Company entered into a new 5-year lease in Oxnard, California for warehouse and storage space with approximately $0.8 million in total minimum lease payments committed over its 5-year non-cancelable lease term. There is an option to extend the lease for two more years; however, we are not reasonably certain to exercise this option, so the non-cancelable lease term was determined to be 5 years. The lease commencement date was on November 1, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On May 24, 2023, the Company entered into a new 39-month lease in San Leandro, California for warehouse and storage space with approximately $1.1 million in total minimum lease payments committed over its 39-month non-cancelable lease term. This lease does not contain any lease renewal option. The lease commencement date was on June 27, 2023 when the Company was provided physical access to the property to enable our immediate movement of assets into the leased facility. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
As of June 30, 2023, the weighted average remaining lease term for all leases was 3.6 years. Future annual minimum lease payments under operating leases as of June 30, 2023 were as follows:

Balance of 2023	$493,741
2024	1,246,533
2025	1,285,664
2026	771,571
2027	420,362
Total minimum payments	4,217,871
Less: amounts representing interest	1,167,081
Lease liability	$3,050,790
The Company has reported $3,718,370 of ROU assets, $590,764 of lease liability in accrued expenses and other current liabilities, and $2,460,026 in other long-term liabilities as of June 30, 2023, as compared to $3,241,705, $347,131, and $2,058,734, respectively, as of December 31, 2022. Operating lease cost for the three months ended June 30, 2023 and 2022 was $349,406 and $157,467, respectively, of which $154,982 and $99,336 was included in cost of goods sold and $194,424 and $58,131 was included in general and administrative. Operating lease cost for the six months ended June 30, 2023 and 2022 was $669,846 and $314,012, respectively, of which $298,839 and $205,272 was included in cost of goods sold and $371,007 and $108,740 was included in general and administrative in the condensed consolidated statements of operations.
b.Legal Claims
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As disclosed in Note 2, the Company received a notice from White-Label Provider in December 2022 of its intent to terminate its contract with Electriq, claiming that the Company had breached its agreement with it. While the Company has continuously asserted that it had not breached the agreement, on May 19, 2023, the Company entered into a settlement with the White-Label Provider. As part of the settlement agreement and mutual release, the Company is to receive all home storage systems and additional component parts of the White-Label Provider’s inventory, as the White-Label Provider has elected to exit the home storage market. These units will be returned to the Company on an as-is basis, and shipping costs will be split equally between the parties to the arrangement. The Company has until July 31, 2023 to remove the units from a leased White-Label Provider facility without incurring further costs and penalties. This settlement agreement will be accounted for as a gain contingency under ASC 450. Accordingly, the Company will record the financial impact of the gain contingency in its financial statements for the three months ending September 30, 2023 upon receipt of the inventory units to be returned from the White-Label Provider. As described in Note 1, the Company wrote off $2,657,281 of specific White-Label Provider related inventory deposits during three months ended June 30, 2023, resulting in a one-time charge to other expense, net, as when the inventory is returned, as per the settlement agreement, the Company will no longer be able to utilize the deposits. As of June 30, 2023, aside from the gain contingency, management believes any such matters would not be material to the Company’s financial position or annual results of operations.
8. Cumulative Mandatorily Redeemable Series B Preferred Stock
On June 7, 2023, the Company increased the authorized shares of preferred stock by 410,000,000 shares, to 3,340,121,789 authorized shares of preferred stock, $0.0001 par value per share, to accommodate a new class of Series B preferred stock. Upon issuance of this new class of cumulative mandatorily redeemable Series B preferred stock, shares issued will be classified as a liability in accordance with ASC 480.
As disclosed in Note 5, on June 8, 2023, Notes Conversion Agreements were executed between the Company and various noteholders whereby the noteholders have agreed to convert $10.1 million of loans payable, including accrued interest (exclusive of the SPAC Executive Notes), resulted in the issuance of 66,644,737 shares of Electriq cumulative mandatorily redeemable Series B preferred stock as an incentive prior to closing of the Business Combination (the “Closing”).
As disclosed in Note 1, with respect to subscription agreements signed in June 2023, including the $18.1 million of Pre-Closing Financings, a total of $11.0 million of Pre-Closing Financings was received through June 30, 2023. The total $11.0 million of Pre-Closing Financings funded as of June 30, 2023 resulted in the issuance of 72,368,420 shares of Electriq cumulative mandatorily redeemable Series B preferred stock as an incentive prior to Closing.
The Company determined the total fair value received for each transaction to be the cash amount paid by the investors in exchange for the stock. The Company utilized a third-party valuation specialist to determine the fair value of the cumulative mandatorily redeemable Series B preferred stock. The fair value calculation was based on a variety of assumptions, including the use of a market yield to discount the future payout to present value and applying a discount related to the lack of marketability, which resulted in a fair value of cumulative mandatorily redeemable Series B preferred stock per share. The Company allocated the fair value to the cumulative mandatorily redeemable Series B preferred stock based on the percentage or proportion it represented within the total fair value received, with the remaining fair value allocated to the common stock. This was calculated by subtracting the fair value of the Series B Preferred Stock from the total fair value received.
The shares of cumulative mandatorily redeemable Series B preferred stock issued in connection with the financing transactions referenced in Note 1 have been reflected in the Company’s Condensed Consolidated Balance Sheets as liabilities at fair value pursuant to ASC 480. From and after the date of issuance of any cumulative mandatorily redeemable Series B preferred stock, dividends payable solely in the form of shares (or fractions thereof) of cumulative mandatorily redeemable Series B preferred stock shall accrue on each outstanding share (or fractional share) of cumulative mandatorily redeemable Series B preferred stock at the rate per annum of 15% of the cumulative mandatorily redeemable Series B preferred stock original issuance price plus the amount of any previously accrued and unpaid dividends, compounded annually, on each such share (the “Series B Preferred Accruing Dividends”). The Series B Preferred Accruing Dividends shall accrue from day-to-day, whether or not declared, and shall be cumulative. Such Series B Preferred Accruing Dividends shall be payable only when and if declared by the Board of Directors and the Company shall be under no obligation to declare such Series B Preferred Accruing Dividends. If the preferred stockholders do not receive a dividend (i.e., the board of directors does not declare a dividend) in a given period, then the undeclared dividend is accumulated. The issuer is obligated to pay any accumulated undeclared dividends upon liquidation and, in some cases, upon early redemption of the preferred stock. The Series B Preferred Accruing Dividends shall not be paid in cash and shall be paid only in the form of shares (or fractions of shares) of cumulative mandatorily redeemable Series B preferred stock equal to (A) the Series B Preferred Accruing Dividends accrued and unpaid as of the relevant cumulative mandatorily redeemable Series B preferred stock dividend payment date divided by (B) the cumulative mandatorily redeemable Series B preferred stock original issue price, which was defined as $.07601 per share. The Series B Preferred Accruing Dividends shall be calculated and compounded annually and in arrears on each anniversary of the date on which the first share of cumulative mandatorily redeemable Series B preferred stock was issued.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each share (or fractional share) of cumulative mandatorily redeemable Series B preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available to be paid out to its stockholders. The issued and outstanding cumulative mandatorily redeemable Series B preferred stock shall be subject to mandatory redemption upon the date which is the third anniversary of the cumulative mandatorily redeemable Series B preferred stock original issue date (“Mandatory Redemption Date”). On the Mandatory Redemption Date, each share (or fractional share) of cumulative mandatorily redeemable Series B preferred stock (including shares of cumulative mandatorily redeemable Series B preferred stock issued in payment of or payable in respect of Series B Preferred Accruing Dividends, whether or not declared) shall be redeemed by the Company. At the election of the holder, the redemption amount is payable either in (i) cash equal to the Series B redemption amount, which is the original issue price plus any Series B Preferred Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon; or (ii) such number of fully paid and non-assessable shares of common stock as is determined by dividing the cumulative mandatorily redeemable Series B preferred stock redemption price by the fair market value of a share of common stock as of the Mandatory Redemption Date.
The terms of the cumulative mandatorily redeemable Series B Preferred stock require the issuer to pay the original issue price of the preferred stock plus cumulative dividends, whether or not declared, upon redemption in shares of cumulative mandatorily redeemable Series B preferred stock. This is a paid-in-kind dividend feature, and it is not discretionary as there is no other choice other than to get the dividend in shares of cumulative mandatorily redeemable Series B preferred stock. Based on the above, the Company shall accrete the dividends as an increase to the carrying amount of the cumulative mandatorily redeemable Series B preferred stock pursuant to ASC 480, despite the fact that dividends have not been declared. This results in accretion of the dividend similar to the amortization of interest on a zero-coupon bond. The carrying value of the cumulative mandatorily redeemable Series B preferred stock is accreted to its redemption value over the three year period ending on the redemption date. The cumulative mandatorily redeemable Series B preferred stock qualifies as a mandatorily redeemable financial instrument as it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur. Pursuant to the respective preferred stock agreements, the issued and outstanding cumulative mandatorily redeemable Series B preferred stock (including a cumulative dividend, payable in kind, of 15% per share, plus any accrued and unpaid dividends on each such share) shall be subject to mandatory redemption by the issuer on the third anniversary of their original issue date in the form of either cash or an equivalent value in shares of common stock.
The original fair value allocated to cumulative mandatorily redeemable Series B Preferred stock issued prior to June 30, 2023 was $6,786,202 and was net of an initial discount of $3,778,798. For both the three and six months ended June 30, 2023, total interest expense recorded to increase the carrying value of the cumulative mandatorily redeemable Series B preferred stock liability was $127,104, comprised of $81,146 of the 15% Series B Preferred Accruing Dividends and $45,958 of accretion of discount. As of June 30, 2023, the carrying value of the cumulative mandatorily redeemable Series B Preferred stock liability was $6,913,306, including the cumulative original issuance price of $6,786,202 plus cumulative Series B Accruing Dividends and accretion of discount of $81,146 and $45,958, respectively.
9. Mezzanine Equity
On August 5, 2021, the Company increased the authorized shares of preferred stock, $0.001 par value, to 2,930,121,789 shares, which includes 2,121,539,537 shares of Seed Preferred, 210,977,985 shares of Seed-1 Preferred, and 597,604,267 shares of Seed-2 Preferred (cumulatively referred to as “pre-2023 preferred stock”).
During the three and six months ended June 30, 2023, no preferred stock warrants were exercised. During the three and six months ended June 30, 2022, preferred stock warrants were exercised and 80,792,496 shares of Seed Preferred were issued in exchange for proceeds of $693,000, as well as a reduction in warrants liability of $9,932,991 for a total of $10,625,991. As of June 30, 2023 and December 31, 2022, the Company had 1,372,152,604 shares of Seed Preferred, 210,977,985 shares of Seed-1 Preferred, and 597,604,267 shares of Seed-2 Preferred that were issued and outstanding.
As of June 30, 2023 and December 31, 2022, the Company has recorded mezzanine equity at historical cost, which was $34,792,203. The fair value of mezzanine equity was calculated using significant unobservable inputs

(Level 3), and as of June 30, 2023 and December 31, 2022, the fair value of mezzanine equity was estimated to be $161,947,417 and $304,205,838, respectively.
a.Voting Rights
The shares of preferred stock include voting rights based on the number of shares of common stock the holders would receive upon conversion.
b.Dividends
The holders of pre-2023 preferred stock are entitled to dividends, which shall accumulate on each outstanding share of pre-2023 preferred stock at the rate per annum of 8% of a base amount equal to the sum of (i) the initial conversion price of approximately $0.0117 per share of Seed Preferred, approximately $0.0023 per share of Seed-1 Preferred, and approximately $0.0046 per share of Seed-2 Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the pre-2023 preferred stock (“Seed OIP”), and (ii) the amount of any previously accumulated and compounded dividends on such share. Dividends on pre-2023 preferred stock shall only be payable when declared by the Company’s Board of Directors, a dividend on common stock is declared, or conversion of the underlying pre-2023 preferred stock to common stock, none of which has occurred. Further, dividends shall be payable if a Deemed Liquidation Event occurs or upon an IPO resulting in at least $100,000,000 of gross proceeds, neither of which is deemed probable. During the three months ended June 30, 2023 and 2022, dividends in the amount of $473,499 and $423,507, respectively, were accumulated. During the six months ended June 30, 2023 and 2022, dividends in the amount of $932,949 and $831,439, respectively, were accumulated. As of June 30, 2023 and December 31, 2022, the cumulative accumulated dividends were $5,599,612 and $4,666,663, respectively, which are not recognized in the condensed consolidated statements of changes in stockholders’ deficit, and condensed consolidated balance sheets.
Further, if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock), the holders of the pre-2023 preferred stock shall receive a dividend on each outstanding share of pre-2023 preferred stock in an amount at least equal to the sum of (i) the amount of the aggregate accumulate dividends not previously paid and (ii) an amount equal on a per-share basis to the dividend declared, paid or set aside on shares of any other class or series of capital stock of the Company.
c.Optional Conversion
Each share of pre-2023 preferred stock is convertible, at the option of the holder, at any time, and without payment of any additional consideration, into fully paid shares of the Company’s common stock. The conversion price is equal to the Seed OIP. However, the pre-2023 Seed Preferred shares include an anti-dilution clause whereby if at any time after the original issue date the Company issues additional Shares of common stock without consideration or for a consideration per share less than the applicable pre-2023 preferred conversion price in effect immediately prior to such issuance or deemed issuance, then the applicable seed preferred Conversion Price shall be reduced, concurrently with such issue, from approximately $0.0117 per share of Seed Preferred to approximately $0.0091 per share of seed preferred. The pre-2023 Seed Preferred shares include an anti-dilution factor of approximately 1.288 per share. The optional conversion feature is not required to be bifurcated from the preferred stock since the conversion feature into another form of equity is clearly and closely related to the pre-2023 preferred stock.
d.Mandatory Conversion
Upon either (a) the closing of the sale of the Company’s common stock to the public for a price of at least $0.10 per share in an IPO that results in gross proceeds of at least $100,000,000 whereby the Company’s common stock is listed on the Nasdaq, the New York Stock Exchange, or another exchange approved by the Board of Directors, or (b) the occurrence of an event, specified by vote or written consent of (i) the holders of at least a majority of the outstanding shares of pre-2023 preferred stock and (ii) the Company’s largest pre-2023 preferred stockholder, then all outstanding shares of pre-2023 preferred stock shall automatically be converted into shares of common stock, at the then effective pre-2023 preferred stock conversion rate. The conversion price is equal to the Seed OIP. The mandatory conversion features are not required to be bifurcated from the pre-2023 preferred stock since the Company determined the nature of the host is equity-like and the conversion options would not require bifurcation.
e.Liquidation Event
In the event of a liquidation, dissolution, or winding up of the Company, holders of pre-2023 preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, or in the event of a Deemed Liquidation Event, preferred stockholders are entitled to be paid out of the consideration payable to stockholders or out of Available Proceeds, both before any payment to holders of common stock and in an amount equal to the Seed OIP plus any accruing, but unpaid dividends (the “Seed PS Liquidation Preference”). As of June 30, 2023, the liquidation preference of Seed Preferred was $21,156,225, Seed-1 Preferred was $566,473 and Seed-2 Preferred was $3,209,121, for a total of $24,931,819. The carrying amount of pre-2023 preferred stock is greater than the Seed PS Liquidation Preference due to the warrant fair values which were added to the carrying amount of pre-2023 preferred stock upon exercise, partially offset by the accumulated dividends.
If upon such liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are not sufficient to satisfy the Seed PS Liquidation Preference, the holders of shares of pre-2023 preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of a liquidation, dissolution, or winding up of the Company, after satisfying the Seed PS Liquidation Preference, the holders of shares of the common stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, or, in the case of a Deemed Liquidation Event, the holders of shares of common stock shall be entitled to be paid out of the consideration payable to stockholders or out of the Available Proceeds in an amount equal to approximately $0.0117 per share (the “Common Stock Liquidation Amount”).
If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after satisfaction of the Seed PS Liquidation Preference, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of common stock the full amount to which they shall be entitled under the Common Stock Liquidation Amount, the holders of shares of common stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of any liquidation, dissolution or winding up of the Company, after the payment in full of the Seed PS Liquidation Preference and the Common Stock Liquidation Amount the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of preferred pursuant to the Seed PS Liquidation Preference and the holders of shares of common stock pursuant to the Common Stock Liquidation Amount or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation, dissolution or winding up of the Company.
f.Deemed Liquidation Event
Deemed Liquidation Events are defined as (1) a merger or consolidation, (2) the sale, lease, transfer, exclusive license or other disposition, whether in a single or series of related transactions, of substantially all the assets of the Company taken as a whole, (3) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a single or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.
In the event of a Deemed Liquidation Event involving a consolidation or a transfer of substantially all the assets of the Company, if the Company does not effect a dissolution of the Company under the law within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of pre-2023 preferred stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of pre-2023 preferred stock, and (iii) if the holders of at least a majority of the then outstanding shares of pre-2023 preferred stock so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (“Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of pre-2023 preferred stock in accordance with the liquidation preference noted below.
If the Deemed Liquidation Event results in a liquidation, dissolution, or winding up of the Company, the consideration shall be allocated to the pre-2023 preferred and common stockholders in accordance with the terms of the Certificate of Incorporation applicable to the respective liquidation event. The pre-2023 preferred stockholders, through their representation on the Board of Directors, Deemed Liquidation Event provisions, and liquidation and dissolution provisions, could elect to liquidate the Company in a Deemed Liquidation Event, where net cash settlement could be required pursuant to the articles of the Certificate of Incorporation and therefore, redemption of the pre-2023 preferred stock would be considered outside of the Company’s control and its common stockholders. While the Certificate of Incorporation states that pre-2023 preferred stockholders and common stockholders are entitled to be paid out of the consideration payable or out of Available Proceeds, holders of each class of shares may not always be entitled to the same form of consideration. The pre-2023 preferred stockholders could force the pre-2023 preferred shares to be redeemed upon the occurrence of a Deemed Liquidation Event, including change of control or merger, that is not solely within the control of the Company. Consequently, the pre-2023 preferred stock has been classified in Mezzanine Equity.
10. Stockholders’ Deficit
a.Common Stock
On June 7, 2023, the Company increased the authorized shares of common stock, $0.0001 par value, to 4,600,000,000 shares.
As disclosed in Notes 1 and 5, on June 8, 2023, Notes Conversion Agreements were executed between the Company and various noteholders whereby the noteholders have agreed to convert $10.1 million of loans payable, including accrued interest (exclusive of the SPAC Executive Notes), which resulted in the issuance of 166,585,379 shares of Electriq common stock, including 33,317,076 incentive shares of common stock issued as an incentive prior to Closing.
As disclosed in Note 1, with respect to subscription agreements signed in June 2023, including the $18.1 million of Pre-Closing Financings, a total of $11.0 million of Pre-Closing Financings was received through June 30, 2023. This resulted in the issuance of an additional 180,892,332 shares of Electriq common stock, including 36,178,466 incentive shares of common stock issued as an incentive prior to Closing.
As disclosed in Note 8, the Company determined the total fair value received for each transaction to be the cash amount paid by the investors in exchange for the stock. The Company utilized a third-party valuation specialist to determine the fair value of the common stock and the cumulative mandatorily redeemable Series B preferred stock issued based on the relative fair values in order to allocate the fair value of the consideration received to the shares issued. The fair value calculation was based on a variety of assumptions, including the use of a market yield to discount the future payout to present value and applying a discount related to the lack of marketability, which resulted in a fair value of common stock and cumulative mandatorily redeemable Series B preferred stock per share. The Company allocated the fair value to the cumulative mandatorily redeemable Series B preferred stock based on the percentage or proportion it represented within the total fair value received, with the remaining fair value allocated to the common stock. This was calculated by subtracting the fair value of the Series B preferred stock from the total fair value received to determine the fair value of common stock. The Company has concluded that the common stock issued should be classified as a component of Stockholders’ deficit in the Condensed Consolidated Balance Sheets. Subsequent changes in fair value of common stock issued are not recognized as long as the contract continues to be classified as a component of Stockholders’ deficit.
b.Stock Options
On September 27, 2015, the Company’s Board of Directors authorized and approved the adoption of the 2015 Equity Incentive Plan effective January 29, 2016. Subsequently, the plan was amended, the most recent of which was on March 12, 2020, allowing an aggregate of 360,917,134 shares to be issued. The plan shall terminate ten years after the plan’s adoption by the Board of Directors. As of June 30, 2023, an aggregate of 414,884,688 stock options were granted to date, 55,711,814 shares have been forfeited or expired to date and are included in the shares available to be granted and an aggregate total of 4,223,848 shares are still available to be granted under the plan.
During the six months ended June 30, 2023 and 2022, the Board of Directors approved the grant of 5,500,000 and 11,750,000 stock options, respectively, to the Company’s employees, executives and consultants valued at $317,270 and $547,333, respectively, or an average of $0.0577 and $0.0465 per share, respectively. The term of the options is approximately ten years, and the vesting period is four years.
In applying the Black-Scholes option pricing model, the Company used the following assumptions during the first six months of:

	2023	2022
Risk-free interest rate	3.53%—4.27%	1.62%—2.93%
Expected term (years)	6.25	6.25
Expected volatility	71.52%—71.65%	73.03%
Expected dividends	—	—
The following table summarizes the stock option activity for the six months ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2022	151,869,616	$0.0064	8.8
Grants	5,500,000	$0.0700	10.0
Exercised	(1,980,833)	$0.0062	9.0
Forfeited	(3,812,500)	$0.0061	8.7
Outstanding at June 30, 2023	151,576,283	$0.0087	8.4

The following table presents information relating to stock options as of June 30, 2023:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (years)	Exercisable Number of Options	Weighted Average Remaining Life (years)
$0.0001	1,200,000	3.5	1,200,000	3.5
$0.004	15,872,586	6.9	12,902,759	6.8
$0.006	68,846,706	8.0	58,919,621	7.9
$0.0071	59,656,991	9.2	43,118,170	9.2
$0.07	6,000,000	9.8	—	—
Totals	151,576,283	8.0	116,140,550	8.2
As of June 30, 2023, 18,261,146 stock options had been exercised, but had not yet vested. If the option holder leaves, the Company has the right to purchase back all unvested exercised options at the initial exercise price, which as of June 30, 2023 would be $107,038. As of June 30, 2023 and December 31, 2022, there were 53,696,879 and 105,636,923 unvested shares, respectively, with a weighted average grant date fair value of $0.0555 and $0.0656 per share, respectively.
The stock-based compensation expense related to option grants was $1,280,436 and $339,821 during the three months ended June 30, 2023 and 2022, respectively, and $2,796,252 and $477,828 during the six months ended June 30, 2023 and 2022, respectively, and is included in general and administrative in the condensed consolidated statements of operations. As of June 30, 2023, the remaining stock-based compensation expense related to unvested option grants was $2,537,832, which is expected to be recognized over a weighted average remaining period of 2.7 years.
As of June 30, 2023 and December 31, 2022, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $7,341,670 and $14,319,711, respectively, and $5,925,539 and $6,662,522, respectively. For the six months ended June 30, 2023, the total intrinsic value of the stock options exercised was $162,188.
The Company and its Chief Executive Officer (“CEO”) have an agreement whereby the CEO is protected from dilution arising from the issuance of stock or convertible loans. The CEO’s ownership percentage is to remain at 6%. As of June 30, 2023, all required shares had been issued to the CEO in accordance with this agreement.
11. Warrants
The Company uses the guidance in ASC 480 to determine its accounting for warrants. The valuation of the warrant liabilities, both preferred stock warrants and common stock warrants, was made using the option-pricing method and the following assumptions as of June 30:

	2023	2022
Term	0.08 - 2.0 years	2.0 years
Risk-free interest rate	4.8% - 5.2%	2.9%
Volatility	65% - 75%	110%
a.Common Stock
Common stock warrants allow the holder to purchase common stock. The common stock warrants are classified as liabilities under ASC 480 as they have the right to purchase shares of common stock of the Company for a variable number of shares.
In connection with the issuance of certain SAFE notes in 2021, the Company contemporaneously issued warrants to purchase shares of common stock. These warrants are exercisable any time after issuance and have a life of 2 years from the date of issuance. These warrants provide the respective SAFE investors with the ability to obtain a variable number of shares of common stock of the Company equal to the amount of the SAFE investment divided by a defined exercise price. The Company recorded the warrants as a liability under ASC 480 and re-measured the fair value at the end of the reporting period, with changes in fair value reported in operations. As of June 30, 2023 and December 31, 2022, the fair value of the common stock warrants was $4,818,186 and $14,114,411, respectively. Decrease in the fair value of warrants to purchase shares of common stock as of June 30, 2023 was primarily the result of the fair value of equity in an IPO scenario based on estimated SPAC proceeds of $275 million and discounted to present value, as compared to prior valuations which considered $495 million of estimated SPAC proceeds, as well as reduced remaining time value until the warrants expire. During the three and six months ended June 30, 2023 and 2022, none of the common stock warrants were exercised. As of June 30, 2023, the common stock warrants were convertible into 371,468,806 shares of common stock. For the three months ended June 30, 2023 and 2022, the Company recorded a gain of $10,510,256 and a loss of $6,739,675, respectively, and for the six months ended June 30, 2023 and 2022, the Company recorded a gain of $9,296,225 and a loss of $7,163,583, respectively, within other expense (income) in the condensed consolidated statements of operations related to fair value adjustments for common stock warrants.
b.Pre-2023 Preferred Stock
Preferred stock warrants allow the holder to purchase Seed Preferred stock. The preferred stock warrants are classified as liabilities under ASC 480 as the underlying shares into which the warrant is exercisable are contingently redeemable and classified as mezzanine equity.
During June 2019, the Company issued warrants to purchase shares of its Seed Preferred stock to existing investors for assistance in fundraising. The warrants were exercisable any time after issuance and had a life of 3 years from the date of issuance. As of June 30, 2023 and December 31, 2022, there were no remaining warrants outstanding to purchase shares of Seed Preferred stock. During the three and six months ended June 30, 2023, there were no preferred stock warrants exercised. During the three and six months ended June 30, 2022, warrants were exercised and 80,792,496 shares of Seed Preferred stock were issued.
For the three months ended June 30, 2023 and 2022, the Company recorded losses of zero and $2,923,134, respectively, and for the six months ended June 30, 2023 and 2022, the Company recorded losses of zero and $3,515,845, respectively, within fair value adjustments in the condensed consolidated statements of operations related to fair value adjustments for preferred stock warrants and expired warrants. During 2022, the number of shares of Seed Preferred stock to be received upon exercise of warrants was variable, changing based upon the number of shares of common stock then issued and issuable upon conversion of Seed Preferred. There was no Seed Preferred stock issuable under warrants as of June 30, 2023.
12. Fair Value
As of June 30, 2023 and December 31, 2022, the Company had financial instruments which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Significant changes in the inputs could result in a significant change in the fair value measurements. See each respective footnote for information on the assumptions used in calculating the fair value of financial instruments. See Notes 5 and 11 for disclosures related to the decline in fair value of SAFE notes and common stock warrant liabilities that resulted in unrealized fair value adjustment gains recognized in other expense (income) in the condensed consolidated statements of operations for the three and six months ended June 30, 2023. The following table sets forth the Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the six months ended June 30, 2023:

	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at December 31, 2022	$14,114,411	$51,600,000	$65,714,411
Changes in fair value included in operations	(9,296,225)	(16,490,000)	(25,786,225)
Balance at June 30, 2023	$4,818,186	$35,110,000	$39,928,186

The following table sets forth the Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the six months ended June 30, 2022:

	Preferred Stock Warrant Liabilities	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at December 31, 2021	$6,417,146	$6,502,538	$30,998,000	$43,917,684
Changes in fair value included in operations	3,515,845	7,163,583	16,279,000	26,958,428
Warrants exercised	(9,932,991)	—	—	(9,932,991)
Balance at June 30, 2022	$—	$13,666,121	$47,277,000	$60,943,121
There were no transfers into or out of Level 3 financial instruments during the six months ended June 30, 2023 and 2022.
13. Income Taxes
The Company did not incur income tax expense for the three or six months ended June 30, 2023 and 2022.
Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases used for income tax purposes and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized.
The Company has evaluated the realizability of its deferred tax assets and based on an evaluation of all available evidence, both objective and subjective, it has concluded that presently it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Therefore, a full valuation allowance was established against the deferred tax assets as of June 30, 2023 and December 31, 2022.
14. Subsequent Events
The Company has evaluated all subsequent events through August 11, 2023, the date the condensed consolidated financial statements were available to be issued and noted the following items requiring disclosure.
Subsequent to June 30, 2023, through the date of this report, the Company issued 5,775,000 shares of common stock from stock option exercises in exchange for $38,548.
With respect to subscription agreements signed in June 2023, $7.1 million of a total of $18.1 million of Pre-Closing Financings was received from the SPAC Executive in the amount of $4.5 million and from other investors in the amount of $2.6 million on July 12, 2023 ($1.0 million) and July 13, 2023 ($6.1 million).
On July 12, 2023, related to the merger agreement described in Note 1, the SEC declared the S-4 effective. The Business Combination closed on July 31, 2023 and the newly merged public entity, Electriq Power Holdings, Inc., began trading on the New York Stock Exchange on August 1, 2023 under the ticker symbol ELIQ.
At the merger closing, pursuant to the terms of the Merger Agreement and after giving effect to the redemptions of TLG Class A common stock by public stockholders of TLG:
•each share of Electriq common stock issued and outstanding immediately prior to the Closing (excluding shares owned by Electriq or any of its direct or indirect wholly-owned subsidiaries as treasury stock or by TLG) was cancelled and converted into the right to receive a number of shares of TLG Class A common stock equal to one (1) multiplied by the Exchange Ratio (as defined in the S-4);
•each share of Electriq cumulative mandatorily redeemable Series B preferred stock issued and outstanding immediately prior to the Closing was cancelled and converted into the right to receive a number of shares of TLG preferred stock equal to one (1) multiplied by the Exchange Ratio;

•each outstanding vested and unvested Electriq stock option was assumed by TLG, cancelled and converted into an option to purchase a number of shares of Class A common stock equal to (a) the product of the number of shares of Electriq common stock underlying such Electriq stock option immediately prior to the Closing multiplied by the Exchange Ratio at an exercise price per share equal to the quotient obtained by dividing (A) the exercise price per share of Electriq common stock underlying such Electriq stock option immediately prior to the Closing by (B) the Exchange Ratio; and
•the Lawrie Notes (as defined in the S-4) converted into equity securities of TLG in accordance with the terms of the Notes Conversion Agreement.
On July 23, 2023, TLG and Electriq entered into an agreement (the “Forward Purchase Agreement”) with (i) Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MSOF, MCP, and MSTO collectively referred to as “Seller”) for an OTC Equity Prepaid Forward Transaction. Pursuant to the terms of the Forward Purchase Agreement, the Seller purchased 3,534,492 shares of TLG common stock from third parties through a broker in the open market (“Recycled Shares”). On July 31, 2023, 251,194 additional shares of New Electriq common stock were issued to Seller pursuant to the terms of the FPA Funding Amount PIPE Subscription Agreement entered into in connection with the Closing. The Forward Purchase Agreement provides that $3,000,000 (the “Prepayment Shortfall”) will be paid by Seller to TLG not later than one local business day following the Closing (which amount shall be netted from the Prepayment Amount). Seller in its sole discretion may sell Shares at any time following the Trade Date at prices (i) at or above $6.67 during the first six months following the Closing and (ii) at any sales price thereafter, without payment by Seller of any Early Termination Obligation until the earlier of such time as the proceeds from the such sales equal 100% of the Prepayment Shortfall (such sales, “Shortfall Sales,” such Shares, “Shortfall Sale Shares,”). A sale of Shares is only (a) a “Shortfall Sale,” subject to the terms and conditions herein applicable to Shortfall Sale Shares, when a Shortfall Sale Notice is delivered under the Forward Purchase Agreement, and (b) an Optional Early Termination, subject to the terms and conditions herein applicable to Terminated Shares, when an OET Notice (as defined below) is delivered under the Forward Purchase Agreement, in each case the delivery of such notice in the sole discretion of the Seller.
The Forward Purchase Agreement provides that Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to (x) the product of (i) the Number of Shares as set forth in a Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of TLG in effect prior to consummation of the Business Combination, as amended, less (y) the Prepayment Shortfall. TLG paid to Seller separately the Prepayment Amount required under the Forward Purchase Agreement directly from TLG’s Trust Account maintained by Continental Stock Transfer and Trust Company that held the net proceeds of the sale of the units in TLG’s IPO and the sale of private placement warrants (the “Trust Account”), except that to the extent the Prepayment Amount payable to Seller is to be paid from the purchase of Additional Shares by Seller pursuant to the terms of its FPA Funding Amount PIPE Subscription Agreement, such amount will be netted against such proceeds, with Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount. For the avoidance of doubt, any Additional Shares purchased by Seller will be included in the Number of Shares for its Forward Purchase Agreement for all purposes, including for determining the Prepayment Amount.
The Company expects to account for the Forward Purchase Agreement as a derivative instrument in accordance with the guidance in ASC 480-10. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds from the Forward Purchase Agreement is dependent upon factors outside the control of the Company. The Company established the fair value of the forward purchase contract derivative on the date of the Closing, with amounts included in net loss as a change in fair value of forward purchase contract derivative. The estimated fair value of the forward purchase contract derivative was calculated using a Black Scholes option pricing model and used significant assumptions including the risk free rate and volatility. Given the limited trading history of the Company, the Company utilized the volatility of peer group of public companies. Future estimates of trading prices were based on volatility assumptions that impact the estimated share price and Meteora’s corresponding sales in the open market.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Electriq Power, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Electriq Power, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in mezzanine equity and stockholders’ deficit and cash flows, for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows and has significant working capital and accumulated deficits. The continuation of the Company as a going concern is dependent upon its ability to raise additional capital to fund its obligations. This raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company's auditor since 2022.
West Palm Beach, Florida
March 6, 2023

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
Assets
Current assets:
Cash	$5,480,960	$12,730,198
Accounts receivable, less allowance for doubtful accounts of $30,429 and $206,124 as of December 31, 2022 and December 31, 2021, respectively	317,423	917,617
Inventory	13,532,475	8,360,591
Inventory deposits	5,182,045	3,824,440
Prepaid expenses and other current assets	368,117	382,509
Total current assets	24,881,020	26,215,355
Property and equipment, net	1,422,293	499,462
Right of use assets	3,241,705	—
Deposits	109,539	33,473
Total assets	$29,654,557	$26,748,290
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Current portion of loan payable	$11,377,297	$1,856,175
SAFE notes	51,600,000	30,998,000
Accounts payable	1,377,123	1,049,180
Warrants liability	14,114,411	12,919,684
Accrued expenses and other current liabilities	6,173,336	2,812,953
Total current liabilities	84,642,167	49,635,992
Loan payable	—	177,297
Convertible note payable	5,000,000	—
Other long-term liabilities	2,503,038	95,309
Total liabilities	92,145,205	49,908,598
Commitments and contingencies (Note 7)
Mezzanine equity:
Preferred stock, aggregate redemption amount of $23,998,870 and $21,307,890 as of December 31, 2022 and 2021, respectively	34,792,203	24,166,212
Stockholders’ deficit:
Common stock, issued and outstanding 242,302,003 and 217,588,804 shares as of December 31, 2022 and 2021, respectively	24,230	21,759
Additional paid-in capital	7,686,612	5,296,155
Accumulated deficit	(104,993,411)	(52,644,152)
Accumulated other comprehensive loss	(282)	(282)
Total stockholders’ deficit	(97,282,851)	(47,326,520)
Total liabilities, mezzanine equity and stockholders’ deficit	$29,654,557	$26,748,290
See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2022	2021
Net revenues	$15,975,783	$3,404,113
Cost of goods sold	15,601,304	3,029,823
Gross profit	374,479	374,290
Operating expenses:
Research and development	3,303,480	2,596,454
Sales and marketing	3,783,500	1,953,865
General and administrative	11,828,573	9,329,258
Total operating expenses	18,915,553	13,879,577
Loss from operations	(18,541,074)	(13,505,287)
Other expense (income):
Interest expense	2,072,576	465,743
Fair value adjustments	31,729,718	21,943,239
Other expense (income), net	5,891	(161,030)
Loss before income taxes	(52,349,259)	(35,753,239)
Income tax expense	—	—
Net loss	(52,349,259)	(35,753,239)
Cumulative preferred stock dividends	$1,744,075	$1,374,684
Net loss attributable to common stockholders	$(54,093,334)	$(37,127,923)
Net loss per share attributable to common stockholders—basic and diluted	$(0.26)	$(0.40)
Weighted average number of common shares outstanding—basic and diluted	207,458,865	93,014,690
See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
MEZZANINE EQUITY

	Seed Preferred		Seed-1 Preferred		Seed-2 Preferred		Additional Paid- in Capital	Total Mezzanine Equity
	Shares	Par	Shares	Par	Shares	Par
Balance at January 1, 2021	983,734,155	$983,734	—	$—	—	$—	$10,622,413	$11,606,147
Shares issued in connection with warrant exercises	307,625,953	307,626	—	—	—	—	9,002,149	9,309,775
Shares issued in connection with note conversions	—	—	210,977,985	210,978	597,604,267	597,604	2,441,708	3,250,290
Balance at December 31, 2021	1,291,360,108	$1,291,360	210,977,985	$210,978	597,604,267	$597,604	$22,066,270	$24,166,212
Shares issued in connection with warrant exercises	80,792,496	80,792	—	—	—	—	10,545,199	10,625,991
Balance at December 31, 2022	1,372,152,604	$1,372,152	210,977,985	$210,978	597,604,267	$597,604	$32,611,469	$34,792,203
STOCKHOLDERS’ DEFICIT

	Common		Additional Paid- in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Par
Balance at January 1, 2021	77,943,679	$7,794	$305,667	$(16,890,913)	$(282)	$(16,577,734)
Shares issued for common stock	140,067,000	14,007	561,626	—	—	575,633
Repurchase of common stock	(421,875)	(42)	(1,646)	—	—	(1,688)
Stock-based compensation	—	—	4,430,508	—	—	4,430,508
Net loss	—	—	—	(35,753,239)	—	(35,753,239)
Balance at December 31, 2021	217,588,804	$21,759	$5,296,155	$(52,644,152)	$(282)	$(47,326,520)
Shares issued for common stock	24,713,199	2,471	89,838	—	—	92,309
Stock-based compensation	—	—	2,300,619	—	—	2,300,619
Net loss	—	—	—	(52,349,259)	—	(52,349,259)
Balance at December 31, 2022	242,302,003	$24,230	$7,686,612	$(104,993,411)	$(282)	$(97,282,851)
See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(52,349,259)	$(35,753,239)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,300,619	4,430,508
Accretion of discount on convertible notes	—	234,500
Fair value adjustments	31,729,718	21,943,239
Depreciation and amortization	179,843	85,250
Amortization of right of use assets	284,031	—
SBA loan forgiveness	—	(240,800)
Changes in assets and liabilities:
Accounts receivable, net	600,194	(619,177)
Inventory	(5,171,884)	(7,852,471)
Inventory deposits	(1,357,605)	(3,589,440)
Prepaid expenses and other current assets	14,392	(290,172)
Deposits	(76,066)	(23,071)
Accounts payable	327,943	1,049,180
Accrued expenses and other current liabilities	2,147,042	1,093,269
Other long-term liabilities	115,550	42,120
Net cash used in operating activities	(21,255,482)	(19,490,304)
Cash flows from investing activities:
Acquisition of property and equipment	(1,102,674)	(509,933)
Other	(6,505)	(3,819)
Net cash used in investing activities	(1,109,179)	(513,752)
Cash flows from financing activities:
Proceeds from loan payable	11,200,000	2,000,000
Payments on loan payable	(1,856,175)	—
Proceeds from convertible note payable	5,000,000	—
Proceeds from SAFE notes	—	25,206,788
Proceeds from conversion of warrants for preferred stock	693,000	4,506,998
Proceeds from issuance of common stock	133,598	672,162
Repurchase of common stock	—	(1,688)
Other	(55,000)	(60,000)
Net cash provided by financing activities	15,115,423	32,324,260
Net (decrease) increase in cash	(7,249,238)	12,320,204
Cash, beginning of year	12,730,198	409,994
Cash, end of year	$5,480,960	$12,730,198
Supplemental disclosures of cash flow information:
Interest paid	$144,572	$1,063
Taxes paid	$—	$—
Right-of-use assets obtained in exchange for lease obligations	$2,589,711	$—
See accompanying notes to Consolidated Financial Statements.

ELECTRIQ POWER, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
1. Organization and Description of Business
Electriq Power, Inc. (“Electriq,” “Electriq Power,” or the “Company,”) is a leading energy solutions provider that designs, develops, manages, delivers and services integrated energy storage systems for residential applications primarily in North America. Electriq Power was formed as a Delaware Corporation in August 2014.
The Company sells its integrated energy storage systems through a network of channel partners, including solar and electrical distributors and installation companies, utility companies, municipalities, community choice aggregators and homebuilders, as well as through partnerships with large strategic corporations where they rebrand the Company’s products (“white-label”).
Electriq’s wholly owned subsidiaries are Electriq Power Labs, Inc., formed in Canada in June 2016 and closed in January 2021, EIQP Limited, formed in Hong Kong in December 2016 and closed in July 2021, Parlier Home Solar, LLC, formed in California in April 2021, and Santa Barbara Home Power Program, LLC, formed in California in September 2022. Electrtiq has an 80% owned subsidiary, Electriq Microgrid Services LLC, formed in Delaware in May 2022.
On November 13, 2022, the Company entered into a merger agreement with a publicly-traded special purpose acquisition company (“SPAC”), TLG Acquisition One Corp. (“TLG”). If the transactions contemplated by the merger agreement are completed, the separate corporate existence of the Company will cease and the Company equity holders will become equity holders of the SPAC, which will change its name to Electriq Power Holdings, Inc. and will be led by existing Company management. The business combination would be accounted for as a reverse recapitalization in accordance with GAAP.
Under this method of accounting, TLG will be treated as the “acquired” company and the Company as the “accounting acquirer” for financial reporting purposes. The transaction is expected to close during the first half of 2023 and remains subject to customary closing conditions, approval by the SPAC stockholders and regulatory approvals.
The Company’s fiscal year begins on January 1 and ends on December 31.
2. Summary of Significant Accounting Policies
Basis of Reporting
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Electriq Power, Inc., its wholly-owned subsidiaries and its 80% owned subsidiary for which it has controlling interest (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.
The Company’s revenues, expenses, assets and liabilities are primarily denominated in U.S. dollars, and as a result, the Company has adopted the U.S. dollar as its functional and reporting currency. The functional currency of the Company’s foreign subsidiaries is their local reporting currency. Those assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of translation adjustments were not material.

Going Concern
The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
Through December 31, 2022, the Company has incurred recurring losses from operations and negative operating cash flows, and as of December 31, 2022 has recorded an accumulated deficit and a working capital deficit of $104,993,411 and $59,761,147, respectively. In December 2022, the Company received a notice from its major customer of its intent to terminate their contract. See Note 3 for additional details. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
The continuation of the Company as a going concern is dependent upon improving its profitability through the introduction of new products and service offerings, including the successful execution of its sustainable communities network and microgrid offerings from customer agreements entered into in 2022, as well as the continuing financial support from its shareholders or other debt or capital sources. The Company is currently evaluating strategies to obtain the required funding for future operations. These strategies include, but are not limited to, obtaining equity financing, issuing debt or entering into financing arrangements. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.
These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities and reported expenses that may result if the Company is not able to continue as a going concern.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include the useful lives of property and equipment; allowances for doubtful accounts; inventory; stock-based compensation; warrants; derivatives; preferred stock; SAFE notes; convertible notes; income taxes; and reserves for warranties.
Comprehensive Loss
The Company applies ASC Topic 220 (“Reporting Comprehensive Income”) which requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. For the years ended December 31, 2022 and 2021, the Company had no unrealized gains or losses.
Segment Information
Accounting Standards Codification Topic (“ASC”) 280-10, Segment Reporting (“ASC 280-10”), establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. ASC 280-10 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. During the years ended December 31, 2022 and 2021, the Company sold its integrated energy storage systems through its partners and operated as one segment. Therefore, the consolidated information disclosed herein also represents all the financial information related to the Company’s operating segment.
Trade Accounts Receivable
Accounts receivable are recorded at original invoice amount less an allowance for uncollectible accounts that management believes will be adequate to absorb estimated losses on existing balances. Management estimates the allowance based on collectability of accounts receivable, historical bad debts loss rate experience and expectations of forward looking estimates. Accounts receivable balances are written off against the allowance upon management’s determination such accounts are uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Management believes credit risks on accounts receivable will not be material to the financial position of the Company or its results of operations. The allowance for doubtful accounts was $30,429 and $206,124 as of December 31, 2022 and 2021, respectively. The Company recorded a net credit in the provision for expected credit losses and write-offs charged against the allowance of $15,806 and $159,889, respectively, in the year ended December 31, 2022. Customary terms generally require payment within 30 days and, for certain customers, deposits may be required in advance of shipment.
Inventory
Inventory is stated at lower of weighted average cost or net realizable value. On an on-going basis, inventory is evaluated for obsolescence and slow-moving items. If the Company’s review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Cost includes components used in the assembly process, inbound costs, labor and overhead. Inventory consists entirely of finished goods. The Company’s reserve for inventory obsolescence and slow-moving items increased from zero as of December 31, 2021 to $976,881 as of December 31, 2022 primarily due to a one-time reserve for enclosures that we have procured for a major customer, which rebrands and sells our product as white-label with its own branded enclosures, who provided notice of its intent to terminate its contract.
Revenue Recognition
Revenues are recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to the customers, in an amount the Company expects in exchange for those goods or services. The Company has contracts with customers which cover the products and services to be delivered, and specify the prices for products and services.
In certain instances, the Company has recognized revenue under bill-and-hold arrangements with a customer. During the year ended December 31, 2022, the Company recognized $1,151,760 of revenue under bill-and-hold arrangements with a customer. The customer requested that the Company keep the products in its custody due to lack of sufficient storage capacity at the customer’s facility. The material was assembled in customer specific enclosures and palletized in the Company’s warehouse. The Company did not have the ability to use the product or direct its use to another customer, as it was clearly demarcated as belonging to the customer, and was ready for immediate release to the shipper, resulting in the recognition of revenue upon delivery to the Company’s warehouse dock. The timing of transfer of title and risk of loss was explicitly stated within the contract terms.
As of December 31, 2022, the Company did not have any outstanding bill-and-hold obligations such as storage, handling or other custodial duties.
The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue. The main performance obligations are the provisions of the following: 1) delivery of the Company’s products; 2) installation of Company’s products; and 3) ad-hoc engineering services.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer.

Product net revenue includes sales of energy storage systems and sales of installed energy storage solutions to homeowners.
The Company sells energy storage systems to installers and distributors, for which revenues are recognized at a point in time when control is transferred to the installer or distributor in accordance with the shipping terms, which, in most cases, is upon shipment at the Company’s warehouse shipping dock.
The Company sells installed energy storage solutions to homeowners through licensed installer subcontractors. The licensed installers were determined to be acting as agents on our behalf in these arrangements. Installations typically take up to three months to complete; however, there have been instances where the installation process has extended beyond three months. Revenues from the sale and installation of energy storage solutions are recorded as one performance obligation, as the solutions provided to the homeowners are not distinct in the context of the contract and are recorded following the input method over the life of the project. For each performance obligation satisfied over time, revenue is recognized by measuring the progress toward complete satisfaction of that performance obligation and is applied following a single method of measuring progress that must be applied consistently for similar performance obligations. Total revenue recognized from sales of our installed energy storage solutions was $464,392 and $248,764 in the years ended December 31, 2022 and 2021, respectively, and is included in Product net revenue. See Note 3 below.
Ad-hoc engineering services are recognized at a point in time as the specified service is delivered to the customer.
Revenues are recorded net of estimated allowances and discounts based upon historical experience and current trends at the time revenue is recognized. The Company has elected to exclude sales tax from the transaction price.
The Company has elected to adopt the practical expedient which allows goods and services which are immaterial in the context of the contract to become part of other performance obligations in an arrangement.
Research and Development
The Company accounts for research and development costs in accordance with the ASC 730-10, Research and Development. Under ASC 730-10, all research and development costs must be charged to expense as incurred.
Shipping and Handling Fees
Shipping and handling fees billed to customers, as well as the costs associated with shipping goods to customers, are recorded within selling, general and administrative expenses. During the years ended December 31, 2022 and 2021, the Company incurred $31,307 and $81,012, respectively, which is recorded in general and administrative in the Consolidated Statements of Operations.
Advertising
The Company charges the cost of advertising to expense as incurred. During the years ended December 31, 2022 and 2021, the Company incurred $1,015,128 and $388,902, respectively, which is recorded in sales and marketing in the Consolidated Statements of Operations.
Concentration of Credit Risks and Other Risks and Uncertainties
Financial instruments potentially subjecting the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is mainly deposited on demand at one financial institution in the U.S. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash.
The Company’s accounts receivables are derived from revenue earned from customers located throughout the world. When necessary, the Company performs credit evaluations of its customers’ financial condition and sometimes requires partial payment in advance of shipping. As of December 31, 2022 and 2021, the Company had three customers accounting for 30%, 27% and 20% of accounts receivable, and 61%, 12% and 11% of accounts receivable, respectively. For the years ended December 31, 2022 and 2021, the Company had one customer accounting for 87% of its revenue, and two customers accounting for 56% and 13% of its revenue, respectively.
On December 12, 2022, a customer which accounted for 87% of our revenue for the year ended December 31, 2022 provided notice of its intent to terminate the contract claiming the Company breached its agreement with them. The Company sent a letter disputing this assertion and reserving its rights with respect to the customer’s breaches of the agreement. Subsequent to year end, the Company is actively engaging in discussions with the customer to settle the matter. However, there can be no assurances that such a resolution can be reached.
Income Taxes
The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.
Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.
The Company classifies interest and penalties related to income taxes, if any, as a component of income tax expense in its Consolidated Statements of Operations.
Fair Value Measurement
The Company applies ASC 820, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.
ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.
ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:
•Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing an asset or liability.
The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their fair value based on the short-term maturity of these instruments. Derivative instruments, SAFE notes and warrant liabilities are carried at fair value based on unobservable market inputs (Level 3) with changes in fair value recorded in fair value adjustments in the Consolidated Statements of Operations. Preferred stock and convertible notes were originally valued utilizing the residual methodology after considering the fair value of liability-classified warrants or bifurcated derivatives issued concurrently.
ASC 825-10, Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for such instrument should be reported in operations at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.
Warrants
The Company separately evaluates the terms for each of the outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, to determine the appropriate classification and accounting treatment. The preferred stock warrants are for contingently redeemable preferred stock, and as such, the preferred stock warrants are classified as a liability in warrants liability in the Consolidated Balance Sheets. The common stock warrants are legally detachable, can be transferred, and can be exercised into a variable number of shares, and as such are classified as a liability in warrants liability in the Consolidated Balance Sheets. The warrants liability is subject to a fair value remeasurement each period with an offsetting adjustment reflected in fair value adjustments in the Consolidated Statement of Operations.
Embedded Derivatives
The Company accounts for embedded derivatives at fair value in accordance with ASC 815-15, Derivatives and Hedging; Embedded Derivatives. Embedded derivatives that are required to be bifurcated from the underlying host instrument are accounted for and valued as a separate financial instrument.
Product Warranties
The Company provides a warranty on all its products, which is the shorter of ten years or when the usage exceeds 7.52 megawatt hours (MWh), except one customer during 2020 and prior where the warranty excludes batteries and limits the inverter warranty to five years. Estimated future warranty costs are accrued and charged to cost of goods sold in the period the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and estimated costs of repairing and replacing defective products.
Stock-based Compensation
Stock-based awards issued to employees, executives and consultants are valued as of the grant date. Corresponding compensation expense is recognized over the applicable vesting period. For awards with a service condition for vesting, the related expense is recognized on a straight-line basis over the entire award’s actual or implied vesting period.
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards as of the date of grant. This requires management assumptions that involve inherent uncertainties and the application of judgment, including (a) the fair value of the Company’s common stock on the date of the option grant, (b) the expected term of the stock option until its exercise by the recipient, (c) expected stock price volatility over the expected term, (d) the prevailing risk-free interest rate over the expected term, and (e) expected dividend payments over the expected term.
Management estimates the expected term of awarded stock options utilizing the “simplified method” as the Company does not yet have sufficient exercise history. Further, the Company remained privately-held and therefore lacked company-specific historical and implied volatility information of its stock. Accordingly, management estimates this expected volatility using its designated peer-group of publicly-traded companies for a look-back period, as of the date of grant, which corresponds with the expected term of the awarded stock option. The Company estimates the risk-free interest rate based upon the U.S. Department of the Treasury yield curve in effect at award grant for time periods that correspond with the expected term of the awarded stock option. The Company accounts for forfeitures as they occur. The Company’s expected dividend yield is zero because it has never paid cash dividends and does not expect to for the foreseeable future.
Given the absence of a public trading market, the Company’s Board of Directors, with input from management, considered numerous objective and subjective factors to determine the fair value of its common stock. The factors included: (1) third-party valuations of the Company’s common stock; (2) the Company’s stage of development; (3) the status of research and development efforts; (4) the rights, preferences and privileges of the Company’s preferred stock relative to common stock; (5) the Company’s operating results and financial condition, including the Company’s levels of available capital resources; (6) equity market conditions affecting comparable public companies; (7) general U.S. market conditions; and (8) the lack of current marketability of the Company’s common stock.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation, and are depreciated using the following method over the estimated useful lives:

Category	Depreciation Method	Estimated useful lives of the assets
Computer	Straight-line	5 years
Office equipment	Straight-line	5-7 years
Machinery	Straight-line	5 years
Leasehold improvements	Straight-line	1-5 years
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.
Long-Lived Assets
The Company follows a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Impairment is measured as the excess of the carrying value over the estimated fair value of such assets.
Debt
Debt is carried at the outstanding principal balance, less unamortized discount or premium.
The Company accounts for convertible instruments in accordance ASC Topic 470, Accounting for Convertible Securities with Beneficial Conversion Features. Accordingly, the Company records, when necessary, discounts to convertible notes for the fair value of conversion options identified as embedded derivatives in accordance with ASC 815-15, Derivatives and Hedging; Embedded Derivatives. Debt discounts under these arrangements are amortized over the term of the related debt.
Mezzanine Equity
The Company issued redeemable, convertible preferred stock which it has determined are financial instruments with both equity and debt characteristics and are classified as mezzanine equity in the Consolidated Balance Sheet. The preferred stock was initially recognized at fair value. As of each reporting date, the Company reassesses whether the preferred stock is currently redeemable or probable to become redeemable in the future. If the preferred stock meets either criteria, the Company will remeasure the preferred stock at its redemption value.
All financial instruments that are classified as mezzanine equity are evaluated for embedded derivative features by evaluating each feature against the nature of the host instrument (e.g., more equity-like or debt-like). Features identified as embedded derivatives that are material are recognized separately as a derivative asset or liability in the consolidated financial statements. The Company evaluated the conversion and redemption features under ASC 815-15 to determine if bifurcation was necessary.
Net Loss Per Share
The Company accounts for net loss per share in accordance with ASC 260-10, Earnings Per Share, which requires presentation of basic and diluted earnings per share (“EPS”) on the face of the Consolidated Statement of Operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.
The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the preferred stock to be a participating security as the holders share equally in dividends with any other class or series of capital stock of the Company, in addition to being entitled to receive cumulative dividends payable only if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock.
Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the preferred stock as the holders of preferred stock do not have a contractual obligation to share in losses, which is consistent with the if-converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options, convertible debt and warrants to purchase convertible preferred stock and common stock were considered potentially dilutive securities, but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses attributable to common stockholders for the years ended December 31, 2022 and 2021.
The shares underlying the following outstanding instruments are excluded from the calculation of weighted average diluted shares because their inclusion would have been anti-dilutive for the years ended December 31:

	2022	2021
Stock options	175,383,887	136,293,365
Convertible debt	40,813,709	—
Preferred stock warrants	—	80,302,455
Common stock warrants	278,076,506	251,435,050
Convertible preferred stock	2,180,734,856	2,099,942,360
Total	2,675,008,958	2,567,973,230
Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, “Leases,” and related accounting standard updates. The core principle of the new lease accounting standard is that a lessee should recognize the assets and liabilities that arise from leases, including operating leases, in the statement of financial position. On January 1, 2022, the Company adopted ASC 842, Leases, on a modified retrospective basis and did not restate comparative prior periods. As of the date of adoption, the Company had only short-term leases which were not impacted by ASC 842, therefore, the Company did not elect any of the practical expedients. During the year ended December 31, 2022, the Company commenced three new leases, and its Right of use (“ROU”) assets and associated Lease liability and Long-term lease liability balances were $3,241,705, $347,131 and $2,058,734, respectively. See Note 7 for further details.
The Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, on January 1, 2022. ASU 2016-13 replaced the incurred loss approach with an expected loss model for instruments measured at amortized cost. The new accounting pronouncement did not have a material impact on the Consolidated Financial Statements due to the short duration of customers’ trade receivables. The Company does not have any available-for-sale debt securities.
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. ASU 2020-06 also amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The new standard is effective for non-public entities in fiscal years beginning after December 15, 2023, and interim periods within those years. The Company does not expect the adoption of this new accounting pronouncement to have a material impact on the Consolidated Financial Statements.
The Company expects it would qualify as an emerging growth company “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
3. Revenue
The Company’s net revenue was comprised of the following for the years ended December 31:

	2022	2021
Product net revenue	$15,975,783	$3,024,113
Service net revenue	—	380,000
Total net revenue	$15,975,783	$3,404,113
For the years ended December 31, 2022 and 2021, all sales were to customers in North America.
As of December 31, 2022 and 2021, gross accounts receivable from customers was $347,852 and $1,123,741, respectively, before allowances.
Deferred revenues consist of contract liabilities for advance payments received from customers for the Company’s products. Deferred revenues are classified as short-term and long-term based on the period in which revenues are expected to be recognized. As of December 31, 2022 and 2021, the Company had recorded $192,012 and $404,240, respectively, in accrued expenses and other current liabilities, with the long-term balances of $436,860 and $42,120, respectively, in other long-term liabilities, both as shown in the Consolidated Balance

Sheets. The Company’s activity in deferred revenue was comprised of the following for the years ended December 31:

	2022	2021
Balance at beginning of period	$446,360	$86,654
Billings	16,158,295	3,792,319
Revenue recognized	(15,975,783)	(3,404,113)
Refunds	—	(28,500)
Balance at end of period	$628,872	$446,360
Estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied at the end of the reporting period are as follows:

Year ending December 31,
2023	$203,200
2024	48,540
2025	48,540
2026	48,540
2027	48,540
Thereafter	231,512
Total deferred revenue	$628,872
4. Property and Equipment, net
Property and equipment, net, consist of the following as of:

	December 31,
	2022	2021
Computer	$12,321	$14,953
Office equipment	281,250	—
Machinery	523,050	50,910
Leasehold improvements	105,614	132,575
Construction in progress	737,131	393,052
Total property and equipment	1,659,366	591,490
Less accumulated depreciation and amortization	(237,073)	(92,028)
Property and equipment, net	$1,422,293	$499,462
Depreciation and amortization of property and equipment of $179,843 and $85,250, was recorded for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, leasehold improvements of $26,961 and accumulated depreciation of $7,426 were written off, as the Company determined the assets were impaired. As of December 31, 2022, the remaining net book value of leasehold improvements is $0. See also Note 7.
5. Indebtedness
a.Convertible Notes Payable
During 2019, the Company issued $2,822,500 convertible promissory notes (“2019 Notes”) to investors, of which $2,717,500 were issued to management or significant equity investors. These 2019 Notes had a stated interest rate of 8% per annum, a two-year maturity date and were convertible, at the holder’s sole option, into shares of preferred stock at variable conversion prices. The interest expense on the 2019 Notes during the years ended

December 31, 2022 and 2021 was zero and $119,757, respectively. For the years ended December 31, 2022 and 2021, the discount accretion on the 2019 Notes was zero and $234,500, respectively, and is included within interest expense on the Consolidated Statement of Operations.
On July 19, 2021, the 2019 Notes with a principal amount of $2,822,500, along with accrued interest of $427,790, for a total of $3,250,290, were converted to preferred shares. This conversion of the 2019 Notes was through the Voluntary Conversion after First Anniversary feature of the 2019 Notes, which provided in the event the 2019 Notes do not convert into preferred stock in a Qualified Financing or Non-Qualified Financing, both as defined, or are repaid upon the maturity date or in a liquidity event, as defined, within 12 months, the 2019 Note holder has the option to convert the outstanding principal plus accrued and unpaid interest into shares of preferred stock. This voluntary conversion did not meet the definition of a derivative because there was no contractual or market mechanism to facilitate net settlement. The shares of preferred stock issued upon conversion were 808,582,252.
A liquidity event, for purposes of the 2019 Notes, is defined as (i) sale of more than 50% of the outstanding voting securities having the right to vote for the election of members of the Board of Directors, (ii) any reorganization, merger or consolidation, (iii) sale, lease or other disposition of all or substantially all of the assets of the Company, (iv) exclusive licensing of material intellectual property, or (v) dissolution or winding up of the Company.
The 2019 Notes included two embedded conversion features, for which ASC 815-15 required the Company to bifurcate and separately account for the conversion features as embedded derivatives and carry the embedded derivatives on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. The embedded conversion features were (1) Voluntary Conversion in a Qualified or Non-Qualified Financing, and (2) Mandatory Prepayment. The Voluntary Conversion in a Qualified Financing was at the election of the 2019 Note holder if the Company consummated, prior to maturity date or a liquidity event, as defined, sale of preferred stock with at least $4,000,000 in proceeds (“Qualified Financing”). The Voluntary Conversion in a Non-Qualified Financing was at the election of the 2019 Note holder if the Company consummated, prior to maturity date or a liquidity event, as defined, sale of preferred stock that did not constitute a Qualified Financing (“Non-Qualified Financing”). For each, the conversion price was the price per share equal to the lesser of (i) 80% of the applicable price per share paid by the purchasers of the preferred stock sold in a Qualified Financing or Non-Qualified Financing or (ii) an amount obtained by dividing (x) $20,000,000 by (y) the fully diluted capitalization of the Company. The Voluntary Conversion in a Qualified or Non-Qualified Financing would have been settled in a variable number of shares, accordingly it was evaluated as a redemption feature and met the definition of a derivative. Mandatory Prepayment was upon the occurrence of a liquidity event, as defined, whereby any outstanding principal and interest not converted into equity was due and payable immediately upon closing of the liquidity event, plus a 100% premium equal to the 2019 Notes’ principal. Both embedded conversion features contained a substantial premium, thus they are not clearly and closely related to the 2019 Notes and are redemption features which are bifurcated and separately accounted for as an embedded derivative.
During 2020, the fair value of the derivative liability decreased from $804,000 to zero as the factors underlying the bifurcated conversion features giving rise to the derivative treatment did not occur and were not contemplated to occur.
On December 23, 2022, the Company entered into an amended and restated securities purchase agreement (the “SPA”) with an executive of the SPAC (“SPAC Executive”) described in Note 1 above, which provides for the SPAC Executive’s obligation to provide funding to the Company up to a maximum amount of $8.5 million, provided that the Company has satisfied the conditions for closing under the SPA or the SPAC Executive has waived those conditions. Pursuant to the SPA, and subject to the closing of the financing arrangement, the Company will issue to the SPAC Executive one or more secured convertible promissory notes in the aggregate amount of up to a maximum of $8.5 million. The initial $5.0 million funding under the amended and restated securities purchase agreement with the SPAC Executive was received on December 30, 2022. Potential funding of up to an additional $3.5 million is subject to certain conditions. The notes issued bear interest at a simple rate of 14% per annum, payable quarterly in cash. Funding under the securities purchase agreement is subject to certain conditions.

The SPAC Executive Note is secured, and is payable in full 24 months following the issuance of the note. The SPAC Executive Note is senior to all current and future indebtedness of the Company, except it is subordinated to the Company Revolver and pari passu to certain Company stockholder debt. The note is also senior to certain Company stockholder debt; provided that such Company stockholder debt can be paid at maturity assuming no event of default has occurred under the SPAC Executive Note. If it is not converted in connection with the merger agreement described in Note 1 above, the SPAC Executive Note will be assumed by the new Electriq entity resulting from the merger.
The SPAC Executive has the right but not the obligation to convert the outstanding principal and unpaid accrued interest on the convertible note into common shares of the Company or its successor in interest in the event of (i) a future issuance of equity securities for the purpose of raising capital of up to $21.5 million; (ii) an acquisition of the Company or its successor, whether by asset purchase, merger or share purchase (an “Acquisition Transaction”); (iii) certain capital markets transactions, including IPO, direct listing, or SPAC-related transaction (a “Capital Markets Transaction”); or (iv) upon maturity if the SPAC Executive Note remains outstanding. Further, feature (v) states that if an Acquisition Transaction occurs before the repayment or conversion of the SPAC Executive Note into Conversion Shares, the Company will pay to the SPAC Executive at the closing of the Acquisition Transaction if the SPAC Executive elects not to convert the SPAC Executive Note in connection with such Acquisition Transaction an amount equal to any unpaid accrued interest plus two times the outstanding principal amount of the SPAC Executive Note. Other than at maturity, the conversion price is 95% of the relevant consideration per share. With respect to conversion at maturity, the price per share is to be obtained by dividing $275.0 million by the number of outstanding shares of common stock of the Company. SPAC Executive will be entitled to demand prepayment in cash in connection with any Capital Markets Transaction. The SPAC Executive Note will have events of default that are customary for similar instruments.
The Company has evaluated each of the features and has concluded that the Capital Market transaction is the most predominant outcome of all the possible features of this instrument, as the Company is currently in negotiations to enter into a SPAC transaction expected to close in the next three months. As consummation of a merger with a SPAC is in the Company’s control, management believes that ASC 480 is not applicable until the merger occurs. As the SPAC Executive Note is not accounted for under ASC 480, the Company continued its assessment to determine the nature of the host and the accounting for the embedded features under other relevant guidance. The SPAC Executive Note included one embedded conversion feature for which ASC 815 required the Company to bifurcate and separately account for the conversion feature as an embedded derivative, and carry the embedded derivative on its balance sheet at fair value and account for any unrealized changes in fair value as a component of the results of operations. Since feature (v) described above would include a large premium, it is not considered to be clearly and closely related to the debt host. The fair value of the derivative liability as of December 31, 2022 was de minimis, as the factors underlying the bifurcated conversion feature giving rise to the derivative treatment have a low probability of occurrence.
On November 2, 2021, the Company borrowed $2,000,000 bearing interest at 10% per annum. Interest expense of $33,472 was recorded in 2021 and added to the principal balance of the loan. The loan is repayable in twelve monthly installments of $178,775, representing both interest and principal, beginning in January 2022. As of December 31, 2022 and December 31, 2021, the balance was $177,297 and $2,033,472, respectively.
In June 2022, the Company borrowed $11,200,000, of which $5,100,000 was borrowed from management or significant equity investors, bearing simple interest at 2%, accrued monthly. The loans are repayable in twelve months. If prepayment is made at any time prior to the seven-month anniversary of the date of these loans, the amount owed shall be equal to 120% of the principal balance outstanding. If payment is made any time after the seven-month anniversary of these loans, the amount owed shall equal (i) the balance outstanding and all accrued interest, plus (ii) a one-time prepayment fee equal to 6% of the balance outstanding. As of December 31, 2022, no repayments have been made under these loans.

The following summarizes the maturities of the loans and convertible note payable as of December 31, 2022:

2023	$11,377,297
2024	5,000,000
Total loans and convertible note payable	$16,377,297
c.SAFE Notes
During the year ended December 31, 2021, the Company executed Simple Agreement for Future Equity (“SAFE”) arrangements. The SAFE notes are not mandatorily redeemable, nor do they require the Company to repurchase a fixed number of shares. The Company determined the SAFE notes contained a liquidity event provision that embodied an obligation indexed to the fair value of the Company’s equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. Accordingly, the Company recorded the SAFE notes as a liability under ASC 480 and re-measures fair value at the end of each reporting period, with changes in fair value reported in operations.
The fair value of the SAFE notes was estimated using a probability weighted value method based on the total present value of cash flows, utilizing a 20% discount rate, plus the additional upside from the fixed price conversions for each of the scenarios. The unobservable inputs for the fixed price conversions were based on probabilities that the SAFE notes would convert upon a (i) financing, (ii) liquidity event due to a sale, and (iii) liquidity event from going public. The fixed price conversions under the various scenarios were calculated using the following assumptions:

	2022	2021
Term	0.3-2.0 years	1.0-2.0 years
Risk-free interest rate	4.36%—4.67%	0.09%—0.73%
Volatility	75% - 85%	110%
In May through October 2021, the Company issued a series of SAFE notes for $8,906,788 to investors, of which $7,229,245 were issued to management or significant equity investors, which provide the investors with a right to obtain shares of preferred stock upon the occurrence of certain events. The fair value of the SAFE notes on the date of issuance was determined to equal the proceeds received by the Company. As of December 31, 2022 and December 31, 2021, these SAFE notes were fair valued at $22,750,000 and $12,938,000, respectively. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $9,812,000 and $3,781,212, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
In November 2021, the Company issued a second series of SAFE notes for $16,300,000 to investors, of which $15,000,000 were issued to significant equity investors. Additionally, warrants to purchase shares of common stock were issued contemporaneous with several of these issued SAFE notes. These warrants provided the SAFE investors with the ability to obtain common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. See Note 11. As of December 31, 2022 and December 31, 2021, these SAFE notes were fair valued at $28,850,000 and $18,060,000, respectively. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $10,790,000 and $2,010,000, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for these SAFE notes.
d.SBA Loan
During 2020, the Company received a loan of $240,800 from the Small Business Administration (“SBA”), bearing interest at 1%. On May 28, 2021, the Company was notified of the full forgiveness of the principal and interest on this SBA loan and recognized a gain within other income in the Consolidated Statements of Operations for the year ended December 31, 2021.

6. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of:

	December 31,
	2022	2021
Warranty reserve	$832,283	$1,029,862
Employee compensation and benefits	629,773	666,269
Deferred revenue	192,012	404,240
Accrued interest	1,961,477	—
Lease liability	347,131	—
Other accrued expenses and current liabilities	2,210,660	712,582
Accrued expenses and other current liabilities	$6,173,336	$2,812,953
Estimated costs related to product warranties are accrued at the time products are sold. In estimating its future warranty obligations, the Company considers various factors, including the Company’s historical warranty costs, warranty claim lag, and sales. The following table provides a reconciliation of the activity related to the Company’s warranty reserve for the years ended December 31:

	December 31,
	2022	2021
Balance at the beginning of period	$1,029,862	$1,042,015
Provision for warranty expense	320,535	383,613
Warranty costs paid	(518,114)	(395,766)
Balance at end of period	$832,283	$1,029,862
The provision for warranty expense is included within cost of goods sold in the Consolidated Statements of Operations.
7. Commitments and Contingencies
a.Operating Leases
ROU assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception a lease exists. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate leases. For purposes of determining the lease term used in the measurement of operating lease ROU assets and operating lease liabilities, we include the non-cancelable period of the lease together with those periods covered by the option to extend the lease if we are reasonably certain to exercise that option, the periods covered by an option to terminate the lease if we are reasonably certain not to exercise that option, and the periods covered by the option to extend (or to not terminate) the lease in which exercise of the option is controlled by the lessor. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have elected to separate lease and non-lease components.
The Company leases various warehouse and office spaces under non-cancelable lease agreements. Certain of these leases have renewal options, provide for future rent escalations and also oblige the Company to pay the cost of maintenance, insurance and property taxes. Leases with an initial term of 12 months or less are not recognized in the Consolidated Balance Sheets.

On January 1, 2022, the Company modified its existing short-term lease for warehouse and office space in California to extend the term and obtain additional warehouse space. The modification was accounted for as part of the adoption of ASC 842. This lease has 5 separate 1 year renewal options, of which the first three have been deemed to be reasonably certain of exercise and are considered in the ROU asset and corresponding lease liability. The total minimum lease payments committed over its 4 year non-cancelable lease term is approximately $1.7 million. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On January 19, 2022, the Company entered into a new lease in West Palm Beach, Florida for office space with approximately $1.4 million in total minimum lease payments committed over its 5-year non-cancelable lease term. There is an option to extend the lease for five more years; however, we are not reasonably certain to exercise this option, so the non-cancelable lease term was determined to be 5 years. The lease commencement date was November 7, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
On September 23, 2022, the Company entered into a new 5-year lease in Oxnard, California for warehouse and storage space with approximately $0.8 million in total minimum lease payments committed over its 5-year non-cancelable lease term. There is an option to extend the lease for two more years; however, we are not reasonably certain to exercise this option, so the non-cancelable lease term was determined to be 5 years. The lease commencement date was on November 1, 2022 upon completion of certain improvements by the landlord. The discount rate used for this lease was the Company’s incremental borrowing rate of 19.0%, as an implicit rate is not readily determinable in the lease.
As of December 31, 2022, the weighted average remaining lease term for all leases was 4.2 years. Future annual minimum lease payments under operating leases as of December 31, 2022 were as follows:

2023	$769,250
2024	896,790
2025	923,680
2026	492,191
Thereafter	420,362
Total minimum payments	3,502,273
Less: amounts representing interest	1,096,408
Lease liability	$2,405,865
As of December 31, 2022, the Company has reported $347,131 of lease liability in accrued expenses and other current liabilities, and $2,058,734 in other long-term liabilities. Operating lease cost during the year ended December 31, 2022 was $717,502 and rent expense during the year ended December 31, 2021 was $240,821, of which $442,202 and $108,989 was included in cost of goods sold and $275,299 and $131,832 was included in general and administrative during the years ended December 31, 2022 and 2021, respectively, in the Consolidated Statements of Operations.
b.Legal Claims
From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2022, management believes any such matters would not be material to the Company’s financial position or annual results of operations.

8. Mezzanine Equity
On August 5, 2021, the Company increased the authorized shares of preferred stock, $0.001 par value, to 2,930,121,789 shares, which includes 2,121,539,537 shares of Seed Preferred, 210,977,985 shares of Seed-1 Preferred, and 597,604,267 shares of Seed-2 Preferred.
During the years ended December 31, 2022 and 2021, preferred stock warrants were exercised and 80,792,496 and 307,625,953 shares of Seed Preferred, respectively, were issued in exchange for proceeds of $693,000 and $4,506,998, respectively, as well as a reduction in warrants liability of $9,932,991 and $4,802,776, respectively, for a total of $10,625,991 and $9,309,775, respectively. On July 19, 2021, convertible notes with a principal amount of $2,822,500, along with accrued interest of $427,790, for a total of $3,250,290, were converted into 210,977,985 shares of Seed-1 Preferred and 597,604,267 shares of Seed-2 Preferred.
As of December 31, 2022 and 2021, the Company had 1,372,152,604 and 1,291,360,108 shares of Seed Preferred, respectively, 210,977,985 shares of Seed-1 Preferred, and 597,604,267 shares of Seed-2 Preferred that were issued and outstanding.
As of December 31, 2022 and 2021, the Company has recorded mezzanine equity at historical cost, which was $34,792,203 and $24,166,212, respectively. The fair value of mezzanine equity was calculated using significant unobservable inputs (Level 3), and as of December 31, 2022 and 2021, the fair value of mezzanine equity was estimated to be $304,205,838 and $166,138,367, respectively.
a.Voting Rights
The shares of preferred stock include voting rights based on the number of shares of common stock the holders would receive upon conversion.
b.Dividends
The holders of preferred stock are entitled to dividends, which shall accumulate on each outstanding share of preferred stock at the rate per annum of 8% of a base amount equal to the sum of (i) the initial conversion price of approximately $0.0117 per share of Seed Preferred, approximately $0.0023 per share of Seed-1 Preferred, and approximately $0.0046 per share of Seed-2 Preferred, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock (“Seed OIP”), and (ii) the amount of any previously accumulated and compounded dividends on such share. Dividends on preferred stock shall only be payable when declared by the Company’s Board of Directors, a dividend on Common Stock is declared, or conversion of the underlying preferred stock to common stock, none of which has occurred. Further, dividends shall be payable if a Deemed Liquidation Event occurs or upon an initial public offering resulting in at least $100,000,000 of gross proceeds, neither of which is deemed probable. During the years ended December 31, 2022 and 2021, dividends in the amount of $1,744,075 and $1,374,684, respectively, were accumulated. As of December 31, 2022 and 2021, the cumulative accumulated dividends were $4,666,663 and $2,922,588, respectively, which are not recognized in the Consolidated Statements of Changes in Stockholders’ Deficit, and Consolidated Balance Sheets.
Further, if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock), the holders of the preferred stock shall receive a dividend on each outstanding share of preferred stock in an amount at least equal to the sum of (i) the amount of the aggregate accumulate dividends not previously paid and (ii) an amount equal on a per-share basis to the dividend declared, paid or set aside on shares of any other class or series of capital stock of the Company.
c.Optional Conversion
Each share of preferred stock is convertible, at the option of the holder, at any time, and without payment of any additional consideration, into fully paid shares of the Company’s common stock. The conversion price is equal to the Seed OIP. The optional conversion feature is not required to be bifurcated from the preferred stock since the conversion feature into another form of equity is clearly and closely related to the preferred stock.
d.Mandatory Conversion
Upon either (a) the closing of the sale of the Company’s common stock to the public for a price of at least $0.10 per share in an initial public offering that results in gross proceeds of at least $100,000,000 whereby the Company’s common stock is listed on the Nasdaq, the New York Stock Exchange, or another exchange approved by the Board of Directors, or (b) the occurrence of an event, specified by vote or written consent of (i) the holders of at least a majority of the outstanding shares of preferred stock and (ii) the Company’s largest preferred stockholder, then all outstanding shares of preferred stock shall automatically be converted into shares of common stock, at the then effective preferred stock conversion rate. The conversion price is equal to the Seed OIP. The mandatory conversion features are not required to be bifurcated from the preferred stock since the Company determined the nature of the host is equity-like and the conversion options would not require bifurcation.
e.Liquidation Event
In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, or in the event of a Deemed Liquidation Event, preferred stockholders are entitled to be paid out of the consideration payable to stockholders or out of Available Proceeds, both before any payment to holders of common stock and in an amount equal to the Seed OIP plus any accruing, but unpaid dividends (the “Seed PS Liquidation Preference”). As of December 31, 2022, the liquidation preference of Seed Preferred was $20,364,558, Seed-1 Preferred was $545,276 and Seed-2 Preferred was $3,089,035, for a total of $23,998,869. The carrying amount of preferred stock is greater than the Seed PS Liquidation Preference due to the warrant fair values which were added to the carrying amount of preferred stock upon exercise, partially offset by the accumulated dividends.
If upon such liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are not sufficient to satisfy the Seed PS Liquidation Preference, the holders of shares of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of a liquidation, dissolution, or winding up of the Company, after satisfying the Seed PS Liquidation Preference, the holders of shares of the common stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, or, in the case of a Deemed Liquidation Event, the holders of shares of common stock shall be entitled to be paid out of the consideration payable to stockholders or out of the Available Proceeds in an amount equal to approximately $0.0117 per share (the “Common Stock Liquidation Amount”).
If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after satisfaction of the Seed PS Liquidation Preference, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of common stock the full amount to which they shall be entitled under the Common Stock Liquidation Amount, the holders of shares of common stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of any liquidation, dissolution or winding up of the Company, after the payment in full of the Seed PS Liquidation Preference and the Common Stock Liquidation Amount the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of preferred pursuant to the Seed PS Liquidation Preference and the holders of shares of common stock pursuant to the Common Stock Liquidation Amount or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such liquidation, dissolution or winding up of the Company.
f.Deemed Liquidation Event
Deemed Liquidation Events are defined as (1) a merger or consolidation, (2) the sale, lease, transfer, exclusive license or other disposition, whether in a single or series of related transactions, of substantially all the assets of the Company taken as a whole, (3) the sale or transfer by the Company or its stockholders of more than 50% of the voting power of the Company in a single or series of related transactions other than in a transaction or series of transactions effected by the Company primarily for financing purposes.
In the event of a Deemed Liquidation Event involving a consolidation or a transfer of substantially all the assets of the Company, if the Company does not effect a dissolution of the Company under the law within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of preferred stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of preferred stock, and (iii) if the holders of at least a majority of the then outstanding shares of preferred stock so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Company), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (“Available Proceeds”), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of preferred stock in accordance with the liquidation preference noted below.
If the Deemed Liquidation Event results in a liquidation, dissolution, or winding up of the Company, the consideration shall be allocated to the preferred and common stockholders in accordance with the terms of the Certificate of Incorporation applicable to the respective liquidation event. The preferred stockholders, through their representation on the Board of Directors, Deemed Liquidation Event provisions, and liquidation and dissolution provisions, could elect to liquidate the Company in a Deemed Liquidation Event, where net cash settlement could be required pursuant to the articles of the Certificate of Incorporation and therefore, redemption of the preferred stock would be considered outside of the Company’s control and its common stockholders. While the Certificate of Incorporation states that preferred stockholders and common stockholders are entitled to be paid out of the consideration payable or out of Available Proceeds, holders of each class of shares may not always be entitled to the same form of consideration. The preferred stockholders could force the preferred shares to be redeemed upon the occurrence of a Deemed Liquidation Event, including change of control or merger, that is not solely within the control of the Company. Consequently, the preferred stock has been classified in Mezzanine Equity.
9. Stockholders’ Deficit
a.Common Stock
On August 5, 2021, the Company increased the authorized shares of common stock, $0.0001 par value, to 3,600,000,000 shares.
b.Stock Options
On September 27, 2015, the Company’s Board of Directors authorized and approved the adoption of the 2015 Equity Incentive Plan effective January 29, 2016. Subsequently, the plan was amended, the most recent of which was on March 12, 2020, allowing an aggregate of 360,917,134 shares to be issued. The plan shall terminate ten years after the plan’s adoption by the Board of Directors. As of December 31, 2022, an aggregate of 409,184,688 stock options were granted to date, 51,899,314 shares have been forfeited or expired to date and are included in the shares available to be granted and an aggregate total of 5,911,348 shares are still available to be granted under the plan.
During the years ended December 31, 2022 and 2021, the Board of Directors approved the grant of 78,056,991 and 150,624,337 stock options, respectively, to the Company’s employees, executives and consultants valued at

$6,307,463 and $5,820,971, respectively, or an average of $0.0808 and $0.0386 per share, respectively. The term of the options is approximately ten years, and the vesting period ranges from fully vested on the grant date to four years.
In applying the Black-Scholes option pricing model, the Company used the following assumptions during:

	2022	2021
Risk-free interest rate	1.43%—4.08%	0.66%—1.26%
Expected term (years)	5.21—6.25	6.25
Expected volatility	71.65%—73.53%	73.03%
Expected dividends	0.00	0.00
The following table summarizes the stock option activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2021	117,281,148	$0.0039	9.1
Grants	150,624,337	$0.0060	10.0
Exercised	(140,067,000)	$0.0048	8.9
Forfeited	(10,677,415)	$0.0046	8.9
Outstanding at December 31, 2021	117,161,070	$0.0054	9.2
Grants	78,056,991	$0.0073	10.0
Exercised	(24,713,199)	$0.0054	8.7
Forfeited	(14,143,750)	$0.0031	8.6
Expired	(4,491,496)	$0.0044	7.9
Outstanding at December 31, 2022	151,869,616	$0.0064	8.8
The following table presents information relating to stock options as of December 31, 2022:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (years)	Exercisable Number of Options	Weighted Average Remaining Life (years)
$0.001	1,200,000	4.0	1,200,000	4.0
$0.004	15,872,586	7.4	11,902,759	7.3
$0.006	73,840,039	8.5	56,944,205	8.4
$0.0071	60,456,991	9.7	—	—
$0.07	500,000	10.0	—	—
Totals	151,869,616	8.8	70,046,964	8.2
As of December 31, 2022, 23,514,271 stock options had been exercised, but had not yet vested. If the option holder leaves, the Company has the right to purchase back all unvested exercised options at the initial exercise price, which as of December 31, 2022 would be $137,887. As of December 31, 2022 and 2021, there were 105,636,923 and 70,615,428 unvested shares, respectively, with a weighted average grant date fair value of $0.0656 and $0.0226 per share, respectively.

The following table presents information relating to stock options as of December 31, 2021:

Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life	Exercisable Number of Options	Weighted Average Remaining Life
$0.0001	1,511,459	5.1	1,511,459	5.1
$0.004	29,134,572	8.4	11,096,531	8.4
$0.006	86,515,039	9.5	53,069,947	9.5
Totals	117,161,070	9.2	65,677,937	9.2
The stock-based compensation expense related to option grants was $2,300,619 and $4,430,508 during the years ended December 31, 2022 and 2021, respectively, and is included in general and administrative in the Consolidated Statements of Operations. As of December 31, 2022, the remaining stock-based compensation expense related to unvested option grants was $5,346,326, which is expected to be recognized over a weighted average remaining period of 1.9 years.
As of December 31, 2022 and 2021, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $14,319,711 and $5,052,057, respectively, and $6,662,522 and $2,824,923, respectively. For the years ended December 31, 2022 and 2021, the total intrinsic value of the stock options exercised was $1,823,042 and $4,442,539, respectively.
The Company and its Chief Executive Officer (CEO) have an agreement whereby the CEO is protected from dilution arising from the issuance of stock or convertible loans. The CEO’s ownership percentage is to remain at 6%. As of December 31, 2022, all required shares have been issued to the CEO in accordance with this agreement.
10. Warrants
The Company uses the guidance in ASC 480 to determine its accounting for warrants. The valuation of the warrant liabilities, both preferred stock warrants and common stock warrants, was made using the option-pricing method and the following assumptions as of December 31:

	2022	2021
Term	0.3 - 2.0 years	2.0 years
Risk-free interest rate	4.4% - 4.7%	0.7%
Volatility	75% - 85%	110%
a.Common Stock
Common stock warrants allow the holder to purchase common stock. The common stock warrants are classified as liabilities under ASC 480 as they have the right to purchase common shares of the Company for a variable number of shares.
In connection with the issuance of certain SAFE notes in 2021, the Company contemporaneously issued warrants to purchase shares of common stock. These warrants are exercisable any time after issuance and have a life of 2 years from the date of issuance. These warrants provide the respective SAFE investors with the ability to obtain a variable number of common shares of the Company equal to the amount of the SAFE investment divided by a defined exercise price. The Company recorded the warrants as a liability under ASC 480 and re-measured the fair value at the end of the reporting period, with changes in fair value reported in operations. As of December 31, 2022 and 2021, the fair value of the common stock warrants was $14,114,411 and $6,502,538, respectively. During the year ended December 31, 2022, none of the common stock warrants were exercised. As of December 31, 2022, the common stock warrants were convertible into 278,076,506 shares of common stock. For the years ended December 31, 2022 and December 31, 2021, the Company recorded losses of $7,611,873 and $6,502,538, respectively, within other expense in the Consolidated Statements of Operations related to fair value adjustments for common stock warrants.

b.Preferred Stock
Preferred stock warrants allow the holder to purchase Seed Preferred stock. The preferred stock warrants are classified as liabilities under ASC 480 as the underlying shares into which the warrant is exercisable are contingently redeemable and classified as mezzanine equity.
During 2018 and prior, the Company issued warrants to purchase shares of its Seed Preferred stock to lenders as part of various financing agreements (“Financing Warrants”). The Financing Warrants were exercisable any time after issuance and had a life of 1-3 years from the date of issuance. During the year ended December 31, 2021, Financing Warrants were exercised and 306,720,859 shares of Seed Preferred stock were issued at a weighted average exercise price of $0.0147, respectively. These Financing Warrants were fully exercised in 2021.
During June 2019, the Company issued warrants to purchase shares of its Seed Preferred stock to existing investors for assistance in fundraising. The warrants were exercisable any time after issuance and had a life of 3 years from the date of issuance. As of December 31, 2021, there were warrants outstanding to purchase 80,302,455 shares of Seed Preferred stock, of which such warrants outstanding were to purchase 78,274,615 shares of Seed Preferred stock were held by significant equity investors, with an exercise price of $0.0074 per share and able to purchase an equivalent number of shares of Seed Preferred stock. During the years ended December 31, 2022 and 2021, warrants were exercised and 80,792,496 and 905,094 shares, respectively, of Seed Preferred stock were issued. The warrants were fully exercised in 2022.
For the years ended December 31, 2022 and 2021, the Company recorded losses of $3,515,845 and $9,649,489, respectively, within fair value adjustments in the Consolidated Statements of Operations related to fair value adjustments for preferred stock warrants and expired warrants. During 2022 and 2021, the number of shares of Seed Preferred stock to be received upon exercise of warrants was variable, changing based upon the number of shares of common stock then issued and issuable upon conversion of Seed Preferred.
Changes in Seed Preferred stock issuable under warrants activity for the years ended December 31, 2022 and 2021 was as follows:

Seed Preferred Stock Issuable
Outstanding at January 1, 2021	343,879,583
Exercised	(307,625,953)
Remeasurement	44,048,825
Outstanding at December 31, 2021	80,302,455
Exercised	(80,792,496)
Remeasurement	490,041
Outstanding at December 31, 2022	—
11. Fair Value
As of December 31, 2022 and 2021, the Company had financial instruments which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Significant changes in the inputs could result in a significant change in the fair value measurements. See each respective footnote for information on the assumptions used in calculating the fair value of financial instruments. The following table sets forth the Company’s financial instruments that were measured at fair value using Level 3 inputs on a recurring basis for the years ended December 31, 2022 and 2021:

	Preferred Stock Warrant Liabilities	Common Stock Warrant Liabilities	SAFE Notes	Total
Balance at January 1, 2021	$1,570,433	$—	$—	$1,570,433
Cash received	—	—	25,206,788	25,206,788
Changes in fair value included in operations	9,649,489	6,502,538	5,791,212	21,943,239
Warrants exercised	(4,802,776)	—	—	(4,802,776)
Warrants expired	—	—	—	—
Balance at December 31, 2021	$6,417,146	$6,502,538	$30,998,000	$43,917,684
Cash received	—	—	—	—
Changes in fair value included in operations	3,515,845	7,611,873	20,602,000	31,729,718
Warrants exercised	(9,932,991)	—	—	(9,932,991)
Balance at December 31, 2022	$—	$14,114,411	$51,600,000	$65,714,411
There were no transfers into or out of Level 3 financial instruments during the years ended December 31, 2022 and 2021.
12. Income Taxes
The loss before income taxes consisted of the following for the years ended:

	December 31,
	2022	2021
United States	$(52,349,259)	$(35,758,403)
Foreign	—	5,164
Loss before income taxes	$(52,349,259)	$(35,753,239)
The Company did not incur income tax expense for the years ended December 31, 2022 and 2021. The difference between actual tax expense and the tax expense which would be expected by applying the federal statutory rate of 21 percent to the loss before income taxes is primarily due to the following for the years ended December 31:

	2022	2021
Income tax at federal statutory rate	$(10,993,344)	$(7,508,180)
State income tax, net of federal income tax impact	1,027	(686,317)
Valuation allowance change	5,650,994	2,979,251
Warrant liabilities	2,336,820	3,391,926
Fair value adjustments—SAFE notes	4,326,420	1,216,155
Other	(1,321,917)	607,165
Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of the significant components of the Company’s deferred tax assets and liabilities consist of the following as of:

	December 31,
	2022	2021
Net operating loss carryforwards	$10,291,943	$6,079,301
Stock compensation	493,494	437,598
Warranty reserve	235,025	279,992
Lease liability	679,384	—
Research and development costs	837,640	—
Research and development credit carryforwards	368,939	—
Inventory reserve	275,858	—
Accrued expenses	255,189	—
Other, net	47,874	122,048
Total deferred tax assets	13,485,346	6,918,939
Right-of-use asset	(915,413)	—
Total deferred tax liabilities	(915,413)	—
Less: Valuation allowance	(12,569,933)	(6,918,939)
Net deferred tax asset	$—	$—
As of December 31, 2022 and 2021, the Company has federal net operating loss carryforwards of $37,102,613 and $22,499,629, respectively, and state net operating loss carryforwards of $37,074,648 and $20,472,559, respectively. Portions of these carryforwards will begin to expire in 2034; federal net operating loss carryforwards generated in 2018 and forward will not expire. Pursuant to Section 382 of the Internal Revenue Code, the utilization of the Company’s federal net operating loss carryforwards may be limited in the event it is determined a cumulative change in ownership of more than 50% occurs within a three-year period.
The Company is subject to taxation in the United States and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities in these jurisdictions. For U.S. federal purposes, tax years 2018 and forward remain subject to examination, and for state income tax purposes, tax years 2017 and forward remain subject to examination.
The Company has evaluated the realizability of its deferred tax assets and based on an evaluation of all available evidence, both objective and subjective, it has concluded that presently it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. Therefore, a full valuation allowance was established against the deferred tax assets as of December 31, 2022 and 2021.
On March 27, 2020, the CARES Act was signed into law in response to the COVID-19 pandemic. The CARES Act provides numerous tax provisions and stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company evaluated the impact of the CARES Act, and it did not have a material impact on the Company’s consolidated financial statements.
13. Subsequent Events
The Company has evaluated all subsequent events through March 6, 2023, the date the consolidated financial statements were available to be issued and noted the following items requiring disclosure.
Subsequent to December 31, 2022, through the date of this report, the Company issued 937,500 shares of common stock in exchange for $5,625.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit

2.1†
Merger Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on November 14, 2022).

2.2
First Amendment to Merger Agreement, dated as of December 23, 2022, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on December 23, 2022).

2.3
Second Amendment to Merger Agreement, dated as of March 22, 2023, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on March 23, 2023).

2.4
Third Amendment to Merger Agreement, dated as of June 8, 2023, by and among TLG Acquisition One Corp., Eagle Merger Corp. and Electriq Power, Inc. (incorporated by reference to Exhibit 2.4 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on June 8, 2023).

3.1
Form of Second Amended and Restated Certificate of Incorporation of Electriq Power Holdings, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on July 10, 2023).

3.2
Form of Certificate of Designation of Series A Cumulative Redeemable Preferred Stock of Electriq Power Holdings, Inc. (incorporated by reference to Exhibit 3.5 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on July 10, 2023).

3.3
Form of Amended and Restated Bylaws of Electriq Power Holdings, Inc. (incorporated by reference to Exhibit 3.6 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on July 10, 2023).

4.1
Warrant Agreement, dated January 27, 2021, by and between TLG Acquisition One Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on February 1, 2021).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-252032) filed with the SEC on January 12, 2021).

4.3
Amendment No. 1 to Warrant Agreement, dated July 31, 2023, by and between TLG Acquisition One Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.3 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

5.1**	Opinion of Ellenoff Grossman & Schole LLP as to the validity of the securities being registered.

10.1
Form of Amended and Restated Registration Rights Agreement, by and among TLG Acquisition One Corp. and certain security holders (incorporated by reference to Exhibit 10.13 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on June 8, 2023).

10.2
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Amendment No. 4 to Form S-4 (File No. 333-333-268349) filed with the SEC on June 29, 2023).

10.3
Letter Agreement, dated June 28, 2023, by and between TLG Acquisition One Corp. and Meteora Capital, LLC (incorporated herein by reference to Exhibit 10.3 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

10.4+
Electriq Power Holdings, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registrant’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on July 10, 2023).

Exhibit Number	Description of Exhibit

10.5
Sponsor Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on November 14, 2022).

10.6
First Amendment to Sponsor Agreement, dated as of June 8, 2023, by and among TLG Acquisition One Corp., TLG Acquisition Founder LLC, Electriq Power, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.11 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on June 8, 2023).

10.7
Support Agreement, dated as of November 13, 2022, by and among TLG Acquisition One Corp. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on November 14, 2022).

10.8	Form of First Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on November 14, 2022).

10.9	Form of First Amendment to First Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on March 23, 2023).

10.10
Form of Second Amendment to First Lock-Up Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on June 8, 2023).

10.11
Form of Second Lock-Up Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-268349) filed with the SEC on June 8, 2023).

10.12	Form of Stockholders’ Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-39948) filed with the SEC on November 14, 2022).

10.13
Securities Purchase Agreement, dated July 18, 2023, by and between TLG Acquisition One Corp. and David T. Bell and Alison J. Bell with Joint Rights of Survivorship (incorporated herein by reference to Exhibit 10.13 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

10.14
Securities Purchase Agreement, dated July 18, 2023, by and between TLG Acquisition One Corp. and James Lovewell (incorporated herein by reference to Exhibit 10.14 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

10.15
Securities Purchase Agreement, dated July 28, 2023, by and between TLG Acquisition One Corp. and O’Shanter Development Company Ltd. (incorporated herein by reference to Exhibit 10.15 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

10.16
Forward Purchase Agreement, dated July 23, 2023, by and among TLG Acquisition One Corp., Electriq Power, Inc., Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP (incorporated herein by reference to Exhibit 10.1 to the Current Report on 8-K filed by the Registrant on July 24, 2023).

10.17
Subscription Agreement, dated July 23, 2023, by and among TLG Acquisition One Corp., Meteora Special Opportunity Fund I, LP, Meteora Capital Partners, LP and Meteora Select Trading Opportunities Master, LP. (incorporated herein by reference to Exhibit 10.2 to the Current Report on 8-K filed by the Registrant on July 24, 2023).

10.18***	Employment Agreement dated August 22, 2023 by and between the Registrant and Frank Magnotti.

10.19***	Employment Agreement dated August 22, 2023 by and between the Registrant and Petrina Thomson.

10.20***	Employment Agreement dated August 22, 2023 by and between the Registrant and James Van Hoof.

10.21***	Employment Agreement dated August 22, 2023 by and between the Registrant and Jan Klube.

10.22***	Letter Agreement, dated September 21, 2023, by and between TLG Acquisition Founder LLC and Electriq Power Holdings, Inc.

Exhibit Number	Description of Exhibit

14.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

16.1	Letter dated August 4, 2023 from WithumSmith+Brown, PC (incorporated herein by reference to Exhibit 16.1 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

21.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Current Report on 8-K filed by the Registrant on August 8, 2023).

23.1*	Consent of RSM US LLP.

23.2*	Consent of WithumSmith+Brown, PC.

23.3**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1 hereto).

24***	Power of Attorney (included on signature page of this Registration Statement).

101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107*	Filing Fee Table.
___________________
*Filed herewith.
**To be filed by amendment.
***   Previously filed.
+Indicates a management or compensatory plan.
†Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.
Item 17.    Undertakings.
The undersigned registrant hereby undertakes:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)that, for the purpose of determining liability under the Securities Act to any purchaser:
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(5)that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(a)any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(b)any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(c)the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and
(d)any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized, on this 26th day of October, 2023.

Electriq Power Holdings, Inc.

By:	/s/ Frank Magnotti
Name:	Frank Magnotti
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on October 26, 2023.

Signature	Title

/s/ Frank Magnotti	Chief Executive Officer and Director
Frank Magnotti	(Principal Executive Officer)

/s/ Petrina Thomson	Chief Financial Officer
Petrina Thomson	(Principal Financial Officer and Principal Accounting Officer)

/s/ John Michael Lawrie	Director
John Michael Lawrie

/s/ Carol L. Coughlin	Director
Carol L. Coughlin

/s/ Jennifer Lowry	Director
Jennifer Lowry

/s/ Gideon Soesman	Director
Gideon Soesman